As filed with the Securities and Exchange Commission on November 16, 2012

Registration No. 333-184414

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

YY INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Building 3-08, Yangcheng Creative Industry Zone

No. 309 Huangpu Avenue Middle

Tianhe District, Guangzhou 510655

People’s Republic of China

Tel: (+86 20) 2916 2000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017

(1-212) 750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong (+852) 3740-4700	Leiming Chen, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong (+852) 2514-7600

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount of shares to be registered(1)(2)	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(4)
Class A common shares, par value US$0.00001 per share(3)	179,400,000	US$0.625	US$112,125,000	US$15,293.85

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(2)	Includes Class A common shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class A common shares that may be purchased by the underwriters pursuant to an over-allotment option. These Class A common shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the Class A common shares registered hereby are registered under a separate registration statement on Form F-6 (Registration No.333-184812). Each American depositary share represents 20 Class A common shares.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued November         , 2012

7,800,000 American Depositary Shares

YY Inc.

REPRESENTING 156,000,000 CLASS A COMMON SHARES

YY Inc. is offering 7,800,000 American Depositary Shares, or ADSs. Each ADS represents 20 Class A common shares, par value $0.00001 per share. This is our initial public offering and no public market currently exists for our ADSs or our common shares. We anticipate that the initial public offering price will be between $10.50 and $12.50 per ADS.

Upon the completion of this offering, we will have a dual class common share structure. Our common shares will be divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Holders of Class A and Class B common shares will vote together as one class on all matters that require a shareholders’ vote. Each Class B common share is convertible into one Class A common share at any time by the holder thereof, while Class A common shares are not convertible into Class B common shares under any circumstance. Upon the completion of this offering, our senior management and other existing shareholders will own an aggregate of 907,833,224 Class B common shares, which will represent 98.3% of the then total voting power of our outstanding shares.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

We have applied to have our ADSs listed on the Nasdaq Global Market under the symbol “YY.”

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 16.

PRICE $             AN ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per ADS	$	$	$
Total	$	$	$

YY Inc. has granted the underwriters the right to purchase up to an additional 1,170,000 ADSs to cover over-allotments.

Several of our existing shareholders and their affiliates, including Granite Global Ventures, Steamboat Ventures Asia and Morningside China TMT Fund, as defined in the “Principal Shareholders” section, have indicated to us their interest in purchasing up to an aggregate of $30.0 million of ADSs offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered in this offering. We and the underwriters are currently under no obligation to sell ADSs to them. The number of ADSs available for sale to the general public will be reduced to the extent that these shareholders or their affiliates purchase our ADSs. Such shareholders have agreed not to sell, transfer or dispose of, directly or indirectly, any of our common shares or ADSs acquired in this offering or securities convertible into or exercisable or exchangeable for our ADSs or common shares until after 180 days following the date of this prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on                      , 2012.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES	CITIGROUP

PACIFIC CREST SECURITIES	PIPER JAFFRAY

                    , 2012.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until             , 2012, all dealers that buy, sell or trade ADS, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. This prospectus contains information from a consumer survey commissioned by us and conducted by iResearch Consulting Group, or iResearch, a third party market research firm, in July 2012 to provide information on our market position in China. We refer to this report as the iResearch Report in this prospectus.

Overview

YY is a revolutionary rich communication social platform that engages users in real-time online group activities through voice, text and video. YY Client, our core product launched in China in July 2008, has attracted 400.5 million registered user accounts as of September 30, 2012. We achieved approximately 10.0 million peak concurrent users and approximately 70.5 million monthly active users on YY in August 2012. Because we do not operate our platform on a real name basis, however, certain metrics may overstate the number of unique individuals using or paying for our products and services. See “Risk Factors—Risks Relating to Our Business—The respective number of our registered user accounts, active users, paying users and unique visitors may overstate the number of unique individuals who register to use our products and services, log on to YY Client, purchase virtual items or other products and services on our platform or access Duowan.com, respectively, and may therefore lead to an inaccurate interpretation of our average revenue per paying user metric and of our business operations by our management and by investors, and may affect advertisers’ decisions on the amount spent on advertising with us.”

People are social creatures with a fundamental desire to connect, interact and communicate with each other. YY empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online games, karaoke, music concerts, education, live shows and conference calls. We believe that our proprietary technology infrastructure was the first to develop the capacity to support simultaneous communication among millions of concurrent users in a single channel. YY’s scale, social features and high quality voice and video make it popular among internet users in China, as evidenced by the 393.0 billion voice minutes that users spent on YY Client in the first nine months of 2012. “Voice minute” means a minute in which the user is using our voice- or video-enabled services, such as listening to or talking on YY channels.

Our platform consists of YY Client, the YY.com and Duowan.com web portals and Mobile YY. YY Client is our personal computer, or PC-based user software that provides real-time access to online activities groups, which we refer to as channels. Although online communication tools such as instant messenger and social networking services existed when we introduced YY Client in July 2008, these tools and services were confined to text or limited-scale voice or video communications. YY Client has transformed online social communications by enabling large-scale group activities through our platform. In 2011, we held an approximate 84.2% market share in the real-time online group voice communications market in China in terms of user time spent, according to the iResearch Report. On average, each active user spent approximately 51.7 hours on YY Client in September 2012. YY Client is available to download for free from YY.com, our online portal and guide to channels, events and content available across our platform. We also operate Duowan.com, which provides access to and interactive resources for online games, and was ranked the No. 2 game media website in China in terms of monthly unique visitors in the eight months ended August 31, 2012 according to iResearch. To increase the accessibility and usage of YY Client, we introduced our mobile application, Mobile YY, in September 2010. To make YY more easily and widely accessible, in October 2012, we launched web-based YY, a version of YY Client that enables users to conduct real-time interactions on the web using a flash plug-in without requiring any downloads or installations.

Delivering superior user experience is our core focus, which in turn relies on our proprietary technology and industry know-how. A single YY channel can currently have from only a handful to approximately 1.4 million concurrent users. YY enables users to continually create new channels to engage in activities on our open platform designed to make offline group activities more effective and efficient online. YY is supported by our highly scalable infrastructure throughout China, and our proprietary algorithms enabling low latency, low jitter and low loss rates in delivering voice and video data.

While the basic use of our platform is currently free, we monetize our user base through internet value-added services, or IVAS, and online advertising. Currently, revenues from IVAS are primarily generated through sales of virtual items and game tokens that our users may purchase for use in online activities on our platform, including online games, which are all web games, and YY Music, our music channels on YY Client. Online advertising revenues are primarily generated from sales of different forms of advertising on Duowan.com. Although we do not currently derive revenues from Mobile YY, we have plans to monetize it by selling virtual items on Mobile YY in the future. We believe that we will be able to capitalize on the large and highly engaged user base of our open platform by exploring additional monetization opportunities and diversifying our revenue sources.

We have achieved significant growth in recent years. Our total net revenues increased from RMB32.7 million in 2009 to RMB128.3 million in 2010 and to RMB319.7 million (US$50.8 million) in 2011, representing a CAGR of 212.6% from 2009 to 2011. For the nine months ended September 30, 2012, our total net revenues grew to RMB553.2 million (US$88.0 million), representing a 167.6% increase from RMB206.7 million for the nine months ended September 30, 2011. We had a net loss of RMB47.1 million, RMB238.9 million and RMB83.2 million (US$13.2 million) in 2009, 2010 and 2011, respectively, and in the nine months ended September 30, 2012, we had a net income of RMB56.0 million (US$8.9 million). Our adjusted net loss, a non-GAAP measure, decreased from RMB10.6 million in 2009 to RMB1.9 million in 2010, and in 2011, we had an adjusted net income of RMB51.8 million (US$8.2 million). In the nine months ended September 30, 2012, our adjusted net income amounted to RMB130.7 million (US$20.8 million) compared to an adjusted net income of RMB19.3 million in the same period in 2011. Our adjusted net (loss) income excludes non-cash share-based compensation expenses. For information regarding adjusted net (loss) income and a reconciliation of each to net (loss) income, see “—Our Summary Consolidated Financial Data—Non-GAAP Financial Measure” on page 14.

The PRC government extensively regulates foreign ownership of, and the licensing and permit requirements pertaining to, companies that provide internet-based services such as our YY platform. To comply with these restrictions, we conduct our operations primarily through our consolidated affiliated entities in China. We face risks and uncertainties associated with our corporate structure, as our control over these consolidated affiliated entities is based on contractual arrangements rather than equity ownership. See “Risk Factors—Risks Relating to Our Corporate Structure and Our Industry” and “Corporate History and Structure.”

Our Strengths

We believe the following factors have contributed to the success of our rich communication social platform:

•	large and highly engaged user base;

•	powerful network effects;

•	superior user experience;

•	scalable platform serving a broad range of potential end markets; and

•	proprietary and scalable technology infrastructure.

Our Strategies

Our goal is to make offline group activities available and better online. We intend to achieve our goal by pursuing the following strategies:

•	further expand our user base;

•	increase the monetization of our user base;

•	further develop and expand the use of Mobile YY; and

•	continue to invest in our leading technology infrastructure.

Monetization Opportunities

As users continue to unlock the full potential of our platform, we believe we will have increasing opportunities to expand our portfolio of products and services, and monetize them in various manners. Currently, we derive revenues from our IVAS users and third party advertisers. Although we do not currently derive revenues from Mobile YY, we have plans to monetize it in the future by selling virtual items on Mobile YY in the same way YY Client is currently monetized.

Internet Value-Added Services

We primarily generate revenues from paying users of online web games, YY Music and membership. We believe the following areas represent the most significant monetization opportunities for our platform:

Online Games. Online games, which include massive multiplayer online games and web games, have become an increasingly popular source of entertainment for individuals and groups of internet users. According to iResearch, China’s online games market generated revenue of RMB43.4 billion (US$6.9 billion) in 2011, and is expected to grow to RMB84.6 billion (US$13.3 billion) in 2016. Our platform attracts a large number of online game players and is particularly attractive to online game players’ guilds, the members of which congregate on YY Client to discuss gaming strategies and to communicate during online games. Our platform provides users with access to a wide variety of web games which we monetize. In the future, we intend to develop and introduce more online games-related services such as the recently introduced live broadcasting of online games to a large audience.

Music. YY has become a popular platform for live music performances on music channels. YY provides a stage for grassroots musicians, celebrities and professional performers to perform live. We create and offer to users virtual items that can be used on the music channels. Users can purchase consumable virtual items from us to show support for their favorite performers or time-based virtual items that provide users with recognized status, such as priority speaking rights or special symbols on the music channels. We share with certain popular performers and channel owners a portion of the revenues we derive from such in-channel virtual item sales on YY Music. According to a report we commissioned in 2012 conducted by the Data Center of China Internet, or DCCI, the total market size for karaoke and live music performance in ten major cities in China, including Beijing, Shanghai and Shenzhen, was US$8.6 billion. We have encouraged and facilitated numerous large-scale music events such as fan club gathering and meet-and-greets with various performers, as well as concerts and singing competitions for performers from various music channels. In the future, we intend to encourage more live music events which users can access in real-time for an entry fee.

Membership. We provide enhanced membership privileges to users who pay a monthly fee and subscribe to our membership program. Enhanced privileges include access to new and unreleased channel functions, including additional video usage, priority entrance to certain live performances, and exclusive rights to access VIP avatars, VIP ring-tones, VIP fonts and VIP emoticons. In the future, we intend to continue exploring different ways to expand our members-only offerings to better serve our members and attract a larger membership base.

Education. YY provides a convenient and efficient platform for lectures or personal tutoring sessions to be conducted in real time. Our education channels provide numerous classes that cover diverse subjects such as foreign languages, the PRC government civil employee examination and IT training. In the future, we intend to continue enabling users to conduct education courses and cooperate with various educational institutions to provide online classes on YY for a fee.

Advertising Services

We believe that our extensive user base represents an attractive demographic target for advertisers. We believe our advertising business will continue to develop as we grow our user base and advertisers increasingly embrace our platform.

Online Display Advertising. According to iResearch, Duowan was the No. 2 game media website in China in the eight months ended August 31, 2012, with a market share of 15.7% in terms of monthly unique visitors during that period. Also, according to iResearch, total online advertising spending by game developers in China was approximately RMB687.0 million (US$108.1 million) in 2011, while the overall online advertising market in China was RMB51.3 billion (US$8.1 billion). According to iResearch, the overall online advertising market in China is expected to grow to as much as RMB187.7 billion (US$29.5 billion) in 2015, representing a CAGR of 38.3% from 2011 to 2015.

The vast majority of our current advertising revenues are generated from advertisements on Duowan.com. In 2011 and the nine months ended September 30, 2012, revenues generated from advertisements on Duowan.com contributed 93.8% and 96.7% of our total advertising revenues, respectively. We currently do not allow advertising on YY.com and Mobile YY, and have minimal advertising on YY Client. In the future, we intend to expand our capacity and advertisement solutions for online advertising and to launch additional special interest content-driven portals to complement Duowan.com. Currently, a significant majority of our advertisers are game developers and we intend to diversify our advertising client base.

Our Challenges

Our ability to achieve our goal and execute our strategies is subject to risks and uncertainties, including but not limited to those relating to our ability to:

•	successfully implement our relatively new business model, grow and monetize our user base and expand our product and service offerings;

•	continue developing innovative technologies in response to evolving user demand and maintain our technological leadership;

•	develop and maintain relationships with advertisers in a broad range of industries;

•	generate and increase revenues from a diverse group of online games; and

•	attract and retain qualified personnel.

In addition, we expect to face risks and uncertainties related to our corporate structure and doing business in China, including:

•	risks associated with our control over our consolidated affiliated entities in China, which is based on contractual arrangements rather than equity ownership; and

•	uncertainties associated with our compliance with applicable PRC regulations and policies, including those relating to various channels on our YY platform.

Corporate Information

Our principal executive offices are located at Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle, Tianhe District, Guangzhou 510655, People’s Republic of China. Our telephone number at this address is (+86 20) 2916 2000. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited of Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KYI-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.yy.com. The information contained on our website is not a part of this prospectus.

Corporate History

We commenced operations in April 2005 in China. In November 2007, we established Duowan Entertainment Corp., or Duowan BVI, in the British Virgin Islands. Through its wholly owned subsidiary, Duowan BVI entered into a series of contractual arrangements with certain PRC consolidated affiliated entities and their shareholders through which it exercises effective control over the operations of these PRC consolidated affiliated entities. Our current holding company, YY Inc., was incorporated in July 2011 as a limited liability company in the Cayman Islands. Through a share exchange in September 2011, the shareholders of Duowan BVI exchanged all of their outstanding common and preferred shares in Duowan BVI for common shares, meaning common shares with a par value US$0.00001 per share, and preferred shares, meaning series A, B, C-1 and C-2 preferred shares with a par value of US$0.00001 per share, of YY Inc. on a pro rata basis. No additional consideration was paid in connection with the share exchange. As a result, Duowan BVI became a wholly owned subsidiary of YY Inc. For more details, see “Corporate History and Structure.”

The following diagram illustrates our corporate structure upon the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs:

(1)	Upon the completion of this offering, our senior management and other existing shareholders will own an aggregate of 98.3% of the total voting power of our outstanding shares.
(2)	Formerly known as Zhuhai Duowan Technology Company Limited.
(3)	Formerly known as Duowan Entertainment Information Technology (Beijing) Company Limited.
(4)	Beijing Tuda is our PRC consolidated affiliated entity. Mr. David Xueling Li, our co-founder, chief executive officer and director, Mr. Tony Bin Zhao, our chief technology officer and Mr. Jin Cao, the general manager of our website department, own 97.7%, 1.5% and 0.8% of Beijing Tuda’s equity interests, respectively.
(5)	Guangzhou Huaduo is our PRC consolidated affiliated entity. Mr. David Xueling Li, Mr. Jun Lei, our co-founder and chairman, Mr. Tony Bin Zhao, Mr. Jin Cao and Beijing Tuda own approximately 1.7%, 1.5%, 0.1%, 0.1% and 96.6% of Guangzhou Huaduo’s equity interests, respectively.

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

The Offering

The following information assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	We currently estimate that the initial public offering price will be between US$10.50 and US$12.50 per ADS.

ADSs offered by us	7,800,000 ADSs.

Common shares outstanding immediately after this offering	We will adopt a dual class common share structure immediately upon the completion of this offering. 1,063,833,224 common shares (or 1,087,233,224 common shares if the underwriters exercise their over-allotment option in full) will be outstanding immediately upon the completion of this offering, comprised of (1) 156,000,000 Class A common shares, par value US$0.00001 per share (or 179,400,000 Class A common shares if the underwriters exercise their over-allotment option in full), and (2) 907,833,224 Class B common shares, par value US$0.00001 per share. Class B common shares outstanding immediately after the completion of this offering will represent 85.3% of our total outstanding shares and 98.3% of the then total voting power.

ADSs outstanding immediately after this offering	7,800,000 ADSs (or 8,970,000 ADSs if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents 20 Class A common shares, par value US$0.00001 per share.

The depositary will hold Class A common shares underlying your ADSs. You will have rights as provided in the deposit agreement.

If we declare dividends on our common shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A common shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for Class A common shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Common Shares	We will issue 156,000,000 Class A common shares represented by our ADSs in this offering.

All of our existing common shares will be redesignated as Class B common shares and all of our outstanding preferred shares will be automatically re-designated or converted into Class B common shares on a one-for-one basis immediately prior to completion of this offering.

All share-based compensation awards, including options, restricted shares and restricted share units, regardless of grant dates, will entitle holders to the equivalent number of Class A common shares once the vesting and exercising conditions on such share-based compensation awards are met.

Immediately upon the completion of this offering, we will have 907,833,224 Class B common shares outstanding, and assuming that none of our founders or their affiliates purchase any ADSs in this offering, 459,373,036 of these Class B common shares, or 43.2% of the total common shares then outstanding, will be beneficially owned by our founders, Messrs. David Xueling Li, Jun Lei, Tony Bin Zhao and Jin Cao and their affiliates collectively.

Holders of Class A common shares will be entitled to one vote per share, while holders of Class B common shares will be entitled to ten votes per share on all matters that require a shareholders’ vote.

Each Class B common share is convertible into one Class A common share at any time by the holder. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder to any person or entity which is not an affiliate of such holder and which is not any of our founders or any affiliates of our founders, such Class B common shares will be automatically and immediately converted into the equivalent number of Class A common shares.

In addition, if at any time, Messrs. David Xueling Li, Jun Lei, Tony Bin Zhao and Jin Cao and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share will be automatically and immediately converted into one Class A common share, and we will not issue any Class B common shares thereafter.

Furthermore, if at any time more than 50% of the ultimate beneficial ownership of any holder of Class B common shares (other than our founders or our founders’ affiliates) changes, each such Class B common share will be automatically and immediately converted into one Class A common share.

See “Description of Share Capital.”

Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to 1,170,000 additional ADSs.

Use of proceeds	We plan to use the net proceeds we receive from this offering for investing in our voice and video technology and infrastructure, expanding our product development and services offerings, expanding our sales and marketing activities and other general corporate purposes, including working capital needs. See “Use of Proceeds” for additional information.

Lock-up	We, our directors, our executive officers and all of our existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or common shares owned by such persons prior to this offering or acquired in this offering or securities convertible into or exercisable or exchangeable for our ADSs or common shares until after 180 days after the date of this prospectus. In addition, through a letter agreement, we will instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any deposit of any common shares or issue any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. This letter agreement applies to all of our common shares, options, restricted shares and restricted share units, including shares held by our directors, executive officers and other existing shareholders that are parties to the lock-up agreements. We will not provide such consent without the prior written consent of the representatives of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying common shares. See “Underwriting” for more information.

Nasdaq Global Market symbol	We have applied to have the ADSs listed on the Nasdaq Global Market under the symbol “YY.” Our ADSs and Class A common shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2012.

Depositary	Deutsche Bank Trust Company Americas.

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 390,000 ADSs offered by this prospectus to some of our directors, officers, employees, business associates and related persons.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks that you should carefully consider before investing in our ADSs.

The number of common shares that will be outstanding immediately after this offering:

•

assumes re-designation or conversion of all outstanding common shares and series A, B, C-1 and C-2 preferred shares into 907,833,224 Class B common shares immediately upon the completion of this offering;

•	assumes no exercise of the underwriters’ over-allotment option;

•

excludes 92,601,778 Class A common shares issuable upon (i) the exercise of outstanding share options at a weighted average exercise price of US$0.0055 per Class A common share and (ii) the satisfaction of conditions and the removal of restrictions applicable to outstanding issuable restricted shares and restricted share units; and

•

excludes 63,497,168 Class A common shares available for future issuance upon the exercise of future option grants or the vesting of future restricted shares and restricted share units. The number of shares available for future issuance presented herein does not take into consideration the annual increase of up to 20,000,000 Class A common shares that our board of directors may add to the authorized pool of awards under our 2011 share incentive plan, or the 2011 Plan, beginning in 2013.

When calculating the shareholding percentage or voting power of existing and new shareholders after this offering, we do not take into account shares that any existing shareholder may purchase in this offering.

Our Summary Consolidated Financial Data

The following summary consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the summary balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the U.S., or U.S. GAAP. The summary consolidated statements of operations data for the nine months ended September 30, 2011 and 2012 and the summary consolidated balance sheet data as of September 30, 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2009	2010	2011		2011	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(Unaudited)
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations Data:
Internet value-added service
—Online game	12,976	86,316	165,933	26,380	113,368	234,239	37,275
—YY Music	—	—	52,854	8,403	27,439	180,301	28,692
—Others	853	1,282	13,589	2,161	5,010	54,825	8,725
Online advertising	18,881	40,740	87,279	13,876	60,904	83,840	13,342

Total net revenues	32,710	128,338	319,655	50,820	206,721	553,205	88,034
Cost of revenues(1)	(28,849)	(110,062)	(182,699)	(29,046)	(126,703)	(277,194)	(44,112)

Gross profit	3,861	18,276	136,956	21,774	80,018	276,011	43,922
Operating expenses(1):
Research and development expenses	(12,597)	(49,219)	(106,804)	(16,980)	(74,109)	(122,603)	(19,510)
Sales and marketing expenses	(4,951)	(12,363)	(13,381)	(2,127)	(10,622)	(10,993)	(1,749)
General and administrative expenses	(32,878)	(192,222)	(118,241)	(18,798)	(88,775)	(76,046)	(12,102)

Total operating expenses	(50,426)	(253,804)	(238,426)	(37,905)	(173,506)	(209,642)	(33,361)

Operating (loss) income	(46,565)	(235,528)	(99,488)	(15,816)	(93,488)	67,673	10,769

(Loss) income before income tax expenses	(46,534)	(236,023)	(80,455)	(12,791)	(80,639)	75,862	12,072

Net (loss) income attributable to YY Inc.	(47,116)	(238,857)	(83,156)	(13,221)	(87,181)	55,950	8,904

Amortization of beneficial conversion feature	(237)	—	—	—	—	—	—
Accretion to convertible redeemable preferred shares redemption value	(283,179)	(1,808,853)	(223,663)	(35,559)	(200,742)	(115,013)	(18,303)
Deemed dividend to series A preferred shareholders	(19)	—	—	—	—	—	—
Deemed dividend to series B preferred shareholders	(176)	—	—	—	—	—	—

Net loss attributable to common shareholders	(330,727)	(2,047,710)	(306,819)	(48,780)	(287,923)	(59,063)	(9,399)

Weighted average number of common shares used in calculating:
Basic	407,613,328	406,304,672	485,883,845	485,883,845	477,970,805	542,521,102	542,521,102
Diluted	407,613,328	406,304,672	485,883,845	485,883,845	477,970,805	542,521,102	542,521,102
Net loss per share:
Basic	(0.81)	(5.04)	(0.63)	(0.10)	(0.60)	(0.11)	(0.02)
Diluted	(0.81)	(5.04)	(0.63)	(0.10)	(0.60)	(0.11)	(0.02)

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2009	2010	2011		2011	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
						(Unaudited)
	(in thousands)
Cost of revenues	5,269	31,709	15,449	2,456	12,773	6,315	1,005
Research and development expenses	2,475	21,627	31,672	5,035	23,641	26,312	4,187
Sales and marketing expenses	194	1,499	1,336	212	1,024	668	106
General and administrative expenses	28,544	182,101	86,544	13,759	69,048	41,454	6,597

Total	36,482	236,936	135,001	21,462	106,486	74,749	11,895

	As of December 31,				As of September 30,
	2009	2010	2011		2012
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	Actual	Actual	Actual	Actual	Actual	Actual	Pro forma(1) (Unaudited)	Pro forma(1) (Unaudited)	Pro forma as adjusted(2) (Unaudited)	Pro forma as adjusted(2) (Unaudited)
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	106,427	83,683	128,891	20,491	317,997	50,604	317,997	50,604	812,680	129,325
Total assets	131,003	158,767	745,426	118,510	1,028,712	163,702	1,028,712	163,702	1,523,395	242,426
Total current liabilities	52,757	253,001	125,737	19,990	273,341	43,499	273,341	43,499	273,341	43,499
Total mezzanine equity	448,418	2,257,271	2,480,934	394,425	2,595,947	413,104	—	—	—	—
Accumulated deficits	(370,045)	(2,350,448)	(2,433,604)	(386,900)	(2,377,654)	(378,366)	(2,377,654)	(378,366)	(2,377,654)	(378,366)
Total shareholders’ (deficits) equity	(370,172)	(2,351,505)	(1,861,693)	(295,976)	(1,842,837)	(293,261)	753,110	119,843	1,247,793	198,564

(1)	The unaudited consolidated balance sheet data as of September 30, 2012 on a pro forma basis reflect the automatic conversion of all of our outstanding series A, B, C-1 and C-2 preferred shares into 359,424,310 Class B common shares immediately prior to the completion of this offering.
(2)	The unaudited consolidated balance sheet data as of September 30, 2012 on a pro forma as adjusted basis reflect (a) the automatic conversion of all of our outstanding series A, B, C-1 and C-2 preferred shares into 359,424,310 Class B common shares immediately prior to the completion of this offering; (b) the issuance of 5,068,000 common shares to certain executive officers upon vesting of their restricted shares in October 2012, which will be automatically converted into 5,068,000 Class B common shares upon the completion of this offering and (c) the sale of 156,000,000 Class A common shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$11.50 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Non-GAAP Financial Measure

Adjusted Net Loss or Income

To provide investors with additional information about our financial results, we disclose within this prospectus adjusted net loss or income, a non-GAAP financial measure. We have provided below a reconciliation between adjusted net loss or income and net loss or income, the most directly comparable GAAP financial measure.

We have included adjusted net loss or income in this prospectus because it is a key measure we use to evaluate our operating performance, generate future operating plans and make strategic decisions for the allocation of capital. Accordingly, we believe that adjusted net loss or income provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP.

The following table presents a reconciliation between adjusted net loss or income and net loss or income, the most directly comparable GAAP financial measure.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2009	2010	2011		2011	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(Unaudited)
	(in thousands)
Reconciliation of Net (Loss) Income to Adjusted Net (Loss) Income:
Net (loss) income	(47,116)	(238,857)	(83,156)	(13,221)	(87,181)	55,950	8,904
Share-based compensation	(36,482)	(236,936)	(135,001)	(21,462)	(106,486)	(74,749)	(11,895)

Adjusted net (loss) income	(10,634)	(1,921)	51,845	8,241	19,305	130,699	20,799

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our business is based on a relatively new business model that may not be successful.

Many of the elements of our business are unique, evolving and relatively unproven. The markets for our technology, especially our voice- and video-based technology, and products and services are relatively new and rapidly developing and are subject to significant challenges. Our business plan relies heavily upon increased revenues from IVAS and online advertising, and our ability to successfully monetize our user base and products and services, and we may not succeed in any of these respects.

Some of our current monetization methods are in a very preliminary stage; for example, we began selling virtual items on YY’s music channels in March 2011. If we fail to properly manage the supply and timing of our in-game virtual items and the appropriate price points for these products and services, our users may be less likely to purchase in-game virtual items from us. For non-game virtual items, we consider industry standards and expected user demand in determining how to most effectively optimize virtual item merchandizing. Furthermore, as the online music industry in China is relatively young and untested, there are few proven methods of projecting user demand or available industry standards on which we can rely. We cannot assure you that our attempts to monetize our user base and products and services will be successful, profitable or widely accepted and therefore the future revenue and income potential of our business are difficult to evaluate.

We may not be able to effectively manage our growth or implement our business strategies, in which case our business and results of operations may be materially and adversely affected.

We have experienced a period of significant rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. We cannot assure you that this level of significant growth will be sustainable or achieved at all in the future. We believe that our continued growth will depend on our ability to develop new sources of revenue, increase monetization, attract new users, retain and expand paying users, encourage additional purchases by our paying users, continue developing innovative technologies in response to user demand, increase brand awareness through marketing and promotional activities, react to changes in user access to and use of the internet, expand into new market segments, integrate new devices, platforms and operating systems, attract new advertisers and retain existing advertisers and take advantage of any growth in the relevant markets. We cannot assure you that we will achieve any of the above.

To manage our growth and attain and maintain profitability, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with users, third party game developers and advertisers. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. We cannot assure you that we will be able to effectively manage our growth or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

We have experienced net losses in the past, and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries in China with limited operating histories may be exposed to or encounter, including possible volatility in the trading prices of our ADSs.

We had a net loss of RMB47.1 million, RMB238.9 million and RMB83.2 million (US$13.2 million) in 2009, 2010 and 2011, respectively, and a net income of RMB56.0 million (US$8.9 million) in the nine months ended September 30, 2012. Our net losses and income reflect the aggregate impact of non-cash items relating to share-based compensation, amortization of intangible assets and depreciation. In addition to the aggregate impact of these non-cash items, our results of operations for these periods were affected by costs and expenses required to build, operate and expand our platform, grow our user base, develop products and services, license third party products and services and make strategic investments. We expect that we will continue to incur costs and expenses such as research and development costs to launch new services and increasing bandwidth costs to support our video function, grow our user and advertiser base and generally expand our business operations. We have only recently become profitable, and may not generate sufficient revenues to offset such costs to achieve or sustain profitability in the future. In addition, we expect to invest heavily in our operations to support our anticipated future growth and to meet our expanded reporting and compliance obligations as a public company.

Our profitability is also affected by other factors beyond our control. For example, we cannot assure you that advertisers will increase or maintain their spending on game media websites or online social platforms, including our platform. The continued success of YY Client depends on our ability to identify which IVAS will appeal to our user base and to obtain them on commercially acceptable terms. Our ability to finance our planned expansion also depends in part on our ability to attract advertisers and successfully compete in a very competitive market.

We have a limited history operating our business. We introduced YY Client only in July 2008 and have experienced a high growth rate since then. As a result, our historical results of operations may not provide a meaningful basis for evaluating our business, financial performance and future prospects. We may not be able to achieve similar growth rates in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. We may again incur net losses in the future and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries in China with limited operating histories such as ours may be exposed to or encounter, including risks associated with being a public company with business operations located mainly in China. See “—Risks Relating to Our ADSs and This Offering—The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.”

We generate a significant portion of our revenues from a limited number of popular online games. If we cannot continue to offer these popular games for any reason, if we are unable to successfully source new online games, if the terms of the revenue-sharing arrangements become less favorable, or if the number of our paying users for online games declines or ceases to grow for any reason, our revenues from online games may decrease, and our financial condition and results of operations may be materially and adversely affected.

We generate a significant portion of our revenues from a limited number of popular online games on YY, all of which are web games, primarily through selling of game tokens to users for their purchase of in-game virtual items. For example, DDTank, one of our most popular online games, contributed 62.8%, 46.5% and 16.5% of our online game revenues, 62.0%, 33.3% and 8.2% of our total IVAS revenues as well as 42.3%, 24.2% and 7.0% of our total revenues in 2010, 2011 and the nine months ended September 30, 2012, respectively. A majority of our popular online web games are created by third party game developers under revenue-sharing arrangements that typically last one to two years, and which typically provide for automatic extension or renewal. If we fail to maintain or renew these contracts on acceptable terms or at all, we may be unable to continue offering these popular online games, and our operating results will be adversely affected. In addition, if our users decide to access these games through our competitors, or if they prefer other online games hosted by our competitors, our operating results could be materially and adversely affected.

Our revenues from online games accounted for 39.7%, 67.3%, 51.9% and 42.3% of our total revenues in 2009, 2010, 2011 and the nine months ended September 30, 2012, respectively. We believe that most online games have a limited commercial lifespan. For instance, we believe that DDTank, launched in March 2009, is in a relatively mature stage of its commercial lifespan, and that the revenues we derive from it may decrease in the future. As a result, we must continually source new online games that appeal to our game players. We had previously developed some of our online games internally but source our new online games primarily through revenue-sharing arrangements with third party game developers. We must maintain good relationships with our third party game developers to have access to new popular games with reasonable revenue-sharing terms. Under our current revenue-sharing arrangements, we retain a majority of the gross revenues generated from each particular game. In the future, we may not be able to achieve similarly attractive revenue-sharing terms, which may adversely affect our net revenues. Additionally, we depend upon these third party game developers to provide the technical support necessary to operate their online games on our platform and to develop updates and expansion packs to sustain player interest in a game. Most of our third party game developers have limited operating histories and financial resources, and the contracts we enter into with them do not clearly provide for remedies to us in the event they fail to deliver the games as scheduled.

If we are not successful in sourcing and providing popular new online games, our revenues from online games under revenue-sharing arrangements and in-game virtual items may decrease. If this were to happen, our financial condition and results of operations may be materially and adversely affected.

In addition, the number of our paying users of online games may decline or cease to grow for various reasons. For example, the number of our paying users of online games decreased from 354,000 in the three months ended December 31, 2011 to 327,000 in the three months ended March 31, 2012 and further to 274,000 in the three months ended June 30, 2012. The second quarter of 2012 represented our lowest number of paying users of online games since the second quarter of 2011. The decrease in the number of paying users of online games in the first and second quarters of 2012 was primarily due to certain special operational measures that we took in those quarters. In the normal course of business, we sell bundled packages of virtual items at different face values. In the first and second quarters of 2012, to streamline administration of bundled packages, we suspended the sales of bundled packages below a certain face value. As a result, the users who only wanted to purchase bundled packages at lower face values ceased to purchase bundled packages during this period, which contributed to the reduction in the number of paying users in the first and second quarters of 2012. We resumed the normal practice of selling bundled packages at lower face value in August 2012. Seasonality, to a lesser extent, also contributed to the decrease in the number of paying users of online games in the first quarter of 2012. The number of paying users of online games tends to be lower during public holidays such as the Chinese New Year holidays, which in 2012 fell in late January. In the second quarter of 2012, we deactivated some paying user accounts suspected of being improper user accounts that were registered and used in violation of our policies. These deactivations also contributed to the decrease in the number of paying users of online games in the quarter. Although the number of paying users of online games has increased to 283,000 in the third quarter of 2012 from 274,000 in the second quarter of 2012, it has still decreased compared to its peak in the fourth quarter of 2011. We cannot assure you that the number of paying users of online games will continue to increase or that it will not decrease in the future, whether due to seasonality or other factors.

We rely on online advertising for a significant proportion of our revenues. If we fail to attract more advertisers to our platform or if advertisers are less willing to advertise with us, our revenues, profitability and prospects may be materially and adversely affected.

In 2009, 2010, 2011 and the nine months ended September 30, 2012, online advertising accounted for 57.7%, 31.7%, 27.3% and 15.2%, respectively, of our total revenues. Although we have become less dependent upon online advertising revenues due to a shift in the majority of our revenues from online advertising to IVAS, our profitability and prospects still partly depend on the continuous development of the online advertising industry in China and advertisers’ allocation of budgets to internet advertising. In addition, companies that decide to advertise online may utilize more established methods or channels for online advertising, such as more established Chinese internet portals or search engines, over advertising on our platform. If the online advertising market size does not increase from current levels, or if we are unable to capture and retain a sufficient share of that market, our ability to maintain or increase our current level of online advertising revenues and our profitability and prospects could be materially and adversely affected. These risks may increasingly affect our revenues because we intend to offer new and different forms of online advertising in addition to online game-related advertising on Duowan.com from which we have historically derived the majority of our revenues.

We offer advertising services substantially through contracts entered into with third party advertising agencies. We cannot assure you that we will be able to retain existing direct advertisers or advertising agencies or attract new direct advertisers and advertising agencies. In addition, if any direct advertisers or advertising agencies determine that their expenditures on YY do not generate expected returns, they may allocate a greater portion or all of their advertising budgets to others and reduce or discontinue business with us. Since our arrangements with third party advertising agencies typically involve one-year framework agreements, these advertising arrangements may be easily amended or terminated without incurring liabilities. Failure to retain existing advertisers and advertising agencies or attract new direct advertisers and direct advertising agencies may materially and adversely affect our business, financial condition and results of operations.

We have and will become more dependent on revenues from IVAS. If our IVAS revenues decline in the future, our results of operations may be materially and adversely affected.

As the majority of our revenues shift to IVAS from online advertising due to an increase in the number of web game virtual items a user may purchase, the launch and increasing popularity of YY Music and our membership subscription program, and an increase in average prices of in-channel virtual items, we have and will become more dependent on revenues from IVAS, so that any decline in IVAS revenues may materially and adversely affect our results of operations. See “—The revenue model we adopt for online games may not remain effective, causing us to lose game players, which may materially and adversely affect our business, financial condition and results of operations” and “—The revenue model for each of YY Music and our membership program is relatively new and may not remain effective, which may cause us to lose users and materially and adversely affect our business, financial condition and results of operations.”

We have granted employee stock options and other share-based awards in the past and will continue to do so in the future. We recognize share-based compensation expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP, which have had and may continue to have a material and adverse effect on our results of operations.

We have granted share-based compensation awards, including share options, restricted shares and restricted share units, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. Under our 2009 employee equity incentive scheme, or the 2009 Scheme, we are authorized to grant options or restricted shares to purchase a maximum of 118,166,946 common shares. Under the 2011 Plan, we are authorized to grant options, restricted shares or restricted share units to purchase a maximum of 43,000,000 common shares, plus an annual increase of 20,000,000 common shares on the first day of each fiscal year, beginning from 2013, or such smaller number of Class A common shares as determined by our board of directors. As of September 30, 2012, options to purchase 17,870,425 common shares, 53,000,732 restricted shares and 24,103,621 restricted share units were outstanding under the 2009 Scheme and the 2011 Plan. As of September 30, 2012, 14,839,241 restricted shares were granted to management and were outstanding outside of the 2009 Scheme and the 2011 Plan. As a result of these grants and potential future grants, we had incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for certain share-based compensation awards granted in the past using a graded-vesting method and recognize expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP. The expenses associated with share-based compensation have materially increased our net losses and may reduce our net income in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of the share-based compensation schemes, we may not be able to attract or retain key personnel who expect to be compensated by options, restricted shares or restricted share units.

The rate at which we gain registered user accounts may decline, the number of active users we have may fluctuate and we may fail to attract more paying users, which may materially and adversely affect our revenues growth, results of operations and financial condition.

We had 36.5 million, 124.7 million and 266.2 million registered user accounts as of December 31, 2009, 2010 and 2011, respectively. The number of registered user accounts increased by 88.2 million, representing a 241.6% increase from December 31, 2009 to December 31, 2010 and further increased by 141.5 million, representing a 113.5% increase from December 31, 2010 to December 31, 2011. As of September 30, 2012, our registered user accounts reached 400.5 million, which increased by 168.7 million new registered user accounts or 72.8% from 231.8 million as of September 30, 2011. Although we experienced a larger increase of 168.7 million in registered user accounts for the 12 months ended September 30, 2012, as compared to the 141.5 million increase for the 12 months ended December 31, 2011 or to the 88.2 million increase for the 12 months ended December 31, 2010, the rate at which we gained registered user accounts declined from 241.6% for the 12 months ended December 31, 2010 to 113.5% for the 12 months ended December 31, 2011, and further decreased to 72.8% for the 12 months ended September 30, 2012. We believe that the growth rate declined as our total registered user account base continued to grow significantly.

The number of our monthly active users increased by 18.0 million from 35.4 million as of December 31, 2010 to 53.4 million as of December 31, 2011, representing a 50.8% growth. As of September 30, 2012, the number of our monthly active users increased to 66.1 million from 47.5 million as of September 30, 2011, representing a 39.2% growth. Although the growth rate declined from 50.8% for the year ended December 31, 2011 to 39.2% for the 12 months ended September 30, 2012, the increase in the absolute number of our monthly active users for the 12 months ended September 30, 2012 exceeded the increase for the year ended December 31, 2011. We believe that the growth rate declined due to the larger increase in the number of monthly active users, even though we continued to attract similar levels of new monthly active users during such periods.

However, we may fail to attract new registered user accounts at a similar rate in the future and the number of our monthly active users may substantially fluctuate from time to time. If we are unable to attract new registered users and retain them as active users and convert non-paying active users into paying users, our revenues may fail to grow and our results of operations and financial condition may suffer.

We may not be able to keep our users highly engaged, which may reduce our monetization opportunities and materially and adversely affect our revenues, profitability and prospects.

Our success depends on our ability to maintain and grow our user base and keep our users highly engaged. In order to attract and retain users and remain competitive, we must continue to innovate our products and services, implement new technologies and functionalities and improve the features of our platform in order to entice users to use our products and services more frequently and for longer durations.

The internet industry is characterized by constant changes, including rapid technological evolution, continual shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Thus our success will depend, in part, on our ability to respond to these changes on a cost-effective and timely basis; failure to do so may cause our user base to shrink and user engagement level to decline and our results of operations would be materially and adversely affected. For example, our plan to more fully extend online video-enabled services across our rich communication social platform and retain the ability to offer high quality delivery of voice and video data may cause us to incur significant additional costs and may not succeed.

Because of the viral nature of online social interactions, users may leave us for competitors’ platforms more quickly than in other online sectors. A decrease in the number of active YY users may reduce the diversity and vibrancy of YY Client’s online social ecosystem and affect our user-generated channels, which may in turn reduce our monetization opportunities and have a material and adverse effect on our business, financial condition and results of operations.

We cannot assure you that our platform will continue to be sufficiently popular with our users to offset the costs incurred to operate and expand it. User satisfaction is particularly difficult to predict as internet users in China may not be familiar with the concept of a rich communication social platform such as ours which provides real-time voice, text and video online. We have historically relied on word of mouth referrals to increase user awareness of our products and services and to expand our user base. If we decide to engage in more conventional advertising or marketing campaigns, our sales and marketing expenses will increase, which could have an adverse effect on our results of operations. Failure to maintain or grow our user base in a cost-effective manner, or at all, and keep our users highly engaged would materially and negatively affect our results of operations.

We face competition in several major aspects of our business. If we fail to compete effectively, we may lose users and advertisers which could materially and adversely affect our business, financial condition and results of operations.

We face competition in several major aspects of our business, particularly from companies that provide social networking, internet communication services and online games. Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do, and in turn may have an advantage in attracting and retaining users and advertisers. In addition, competitors in some areas of our business may have significantly larger user bases and more established brand names than we do and may be able to more effectively leverage their user bases and brand names to provide integrated social networking, internet communication, online games and other products and services, and thereby increase their respective market shares.

We may face potential competition from global online social networking service providers that seek to enter the China market, whether independently or through the formation of alliances with, or acquisition of, PRC domestic internet companies. In relation to voice-enabled technology, several internet voice communication service providers in China, including iSpeak, Tencent’s QQtalk and Dudu, and leading international internet voice communication service providers, such as Skype, are expanding in the China market, and some other leading Chinese internet companies have announced the launch of internet voice communication services. Competition in the online game media market in China and the overseas markets is also intense. Duowan.com’s primary competitor is 17173.com. Our competitors also include other major platforms that host online games, such as QQ, Renren and Qihoo 360. In addition, we compete with other internet companies that provide voice and video services to Chinese internet users.

If we are not able to effectively compete in any of our lines of business, our overall user base and level of user engagement may decrease, which could reduce our paying users or make us less attractive to advertisers. We may be required to spend additional resources to further increase our brand recognition and promote our products and services, and such additional spending could adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced number of users and advertisers. Any legal proceedings or measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

Our competitors may unilaterally decide to adopt a wide range of measures targeted at us, including possibly designing their products to negatively impact our operations, such as sending virus-like programs to attack elements of our platform. Some competitors may also make their applications incompatible with ours, effectively requiring users to either stop using our competitors’ products or uninstall our products, leading to a reduction in our number of users. For example, in a widely publicized dispute between two of the largest companies providing user-end software in China, one of the companies announced that it would disable its own software on computers that had installed its rival’s products. As a result, a significant number of users stopped using products from either or both of these companies. Due to the large number of internet users that were affected, the Ministry of Industry and Information Technology of China, or the MIIT, ordered the parties to ensure the compatibility of the relevant products. Similar events may occur in the future between our competitors and us, which may reduce our market share, negatively affect our brand and reputation, and materially and adversely affect our business, financial condition and results of operations.

Spammers and malicious applications may affect user experience, which could reduce our ability to attract users and advertisers and materially and adversely affect our business, financial condition and results of operations.

Spammers may use YY to send targeted and untargeted spam messages to users, which may affect user experience. As a result, our users may use our products and services less or stop using them altogether. In spamming activities, spammers typically create multiple user accounts for the purpose of sending spam messages. Although we attempt to identify and delete accounts created for spamming purposes, we may not be able to effectively eliminate all spam messages from our platform in a timely fashion. Any spamming activities could have a material and adverse effect on our business, financial condition and results of operations.

The revenue model we adopt for online games may not remain effective, causing us to lose game players, which may materially and adversely affect our business, financial condition and results of operations.

We currently operate substantially all of our online games on YY, all of which are web games, using the virtual items-based revenue model, whereby players can play games for free, but have the option of purchasing in-game virtual items, such as items that improve the strength of game characters, and in-game accessories. We have generated, and expect to continue to generate, a substantial majority of our online game revenues using this revenue model. However, we may not be able to continue successfully implementing the virtual items-based revenue model as we may not be able to develop or obtain the rights to host online games that attract game players or cause such game players to increase the amount of time spent playing and the amount of money spent on purchasing in-game virtual items. The sale of virtual items requires us to closely track game players’ tastes and preferences and in-game consumption patterns. If we fail to offer popular virtual items, we may not be able to effectively convert our game player base into paying users or encourage existing paying users to spend more on YY.

In addition, PRC regulators have been implementing regulations designed to reduce the amount of time that youths in China spend playing online games. See “PRC Regulation—Anti-fatigue Compliance System and Real-name Registration System.” A revenue model that does not charge for playing time may be viewed by the PRC regulators as inconsistent with this goal. If we were to start charging for playing time, we may lose game players who may choose to play online games from other providers and on other platforms or choose to engage in other alternative forms of entertainment, including traditional offline PC or video games.

We cannot assure you that the revenue model that we have adopted for any of our online games will continue to be suitable for that game, or that we will not in the future need to change our revenue model or introduce a new revenue model for that game. We may change the revenue model for some of our online games if we believe the existing models are not generating adequate revenues. A change in revenue model could result in various adverse consequences, including disruptions of our online games operations, criticism from game players who have invested time and money in a game, decrease in the number of our game players and decrease in the revenues we generate from our online games. Therefore, such a change in revenue model may materially and adversely affect our business, financial condition and results of operations.

The revenue model for each of YY Music and our membership program is relatively new and may not remain effective, which may cause us to lose users and materially and adversely affect our business, financial condition and results of operations.

We operate YY Music using a virtual items-based revenue model whereby YY Music users can listen to music for free, but have the option of purchasing in-channel virtual items. We have generated, and expect to continue to generate, a substantial majority of our YY Music revenues using this revenue model. YY Music has begun to contribute an increasingly larger portion of our total revenues, reaching 32.6% of our total revenues in the nine months ended September 30, 2012.

However, we may not be able to continue successfully implementing the virtual items-based revenue model for YY Music, as popular performers may leave YY Music and we may be unable to attract new talents that bring in YY Music users or cause such users to increase the amount of time spent engaging in various activities on our music channels as well as the amount of money spent on purchasing in-channel virtual items.

Furthermore, under our current arrangements with certain popular performers and channel owners, we share with them a portion of the revenues we derive from the sales of in-channel virtual item on YY Music. In the future, the amount we pay to these music channel performers and channel owners may increase or we may fail to reach mutually acceptable terms with respect to these arrangements, which may adversely affect our revenues or cause them to leave our platform. In addition, we are currently a pioneer in offering YY Music performers and YY users an online concert platform. However, if our users decide to access online concert sources or channels offered by our current or future competitors, our operating results could be materially and adversely affected.

Since the launch of YY Music in March 2011, we have conducted marketing campaigns and promotional activities coinciding with popular western or Chinese festivals celebrated by young Chinese people, many of which are in the fourth quarter and ending with the Chinese New Year holidays which typically fall in the first half of the first quarter. These promotions encourage users to purchase virtual items and give them as gifts to performers on YY Music channels as a means of celebration, resulting in a higher number of paying users for YY Music for the fourth quarter. After the Chinese New Year holidays, we launched fewer special events since there are fewer festivals in the rest of the first quarter and the second quarter. As a result, the number of paying users of YY Music increased at a slower pace in the first and second quarters of 2012, from approximately 225,000 in the fourth quarter of 2011 to approximately 230,000 in the first quarter of 2012, 232,000 in the second quarter of 2012. Although the number of paying users of YY Music increased significantly to 355,000 in the third quarter of 2012, our revenues from YY Music may continue to be affected by seasonality.

In our membership program, users pay a flat monthly subscription fee in order to become members, and in exchange, we give them access to various privileges and enhanced features on our channels, including additional video usage, priority entrance to certain live performances, and exclusive rights to access VIP avatars, VIP ring-tones, VIP fonts and VIP emoticons. We generated membership subscription fees of RMB46.7 million (US$7.4 million) in the nine months ended September 30, 2012. However, we may not be able to further build or maintain our membership base in the future for various reasons; for example, if we fail to continue to provide innovative products and services that are attractive to members. Furthermore, the average revenue per paying user for our membership program is lower than that for our online games and YY Music. In the three months ended September 30, 2012, the average revenue per paying user for our membership program was RMB59, as compared to RMB296 for our online games and RMB247 for YY Music.

We use third party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business and results of operations.

Our business depends upon services provided by, and relationships with, third parties. Substantially all of our online advertising revenues are generated through agreements entered into with various third party advertising agencies that represent advertisers. We do not have long-term cooperation agreements or exclusive arrangements with these agencies and they may elect to direct business opportunities to other advertising service providers. If we fail to retain and enhance our business relationships with these third party advertising agencies, we may suffer from a loss of advertisers and our business and results of operations may be materially and adversely affected.

A significant portion of our IVAS revenues are generated from online games, all of which are web games, and increasingly, from YY Music. If we are unable to obtain or retain rights to host popular online games or popular in-game virtual items, or if we are required to share a bigger portion of our revenues with third party game developers, we could be required to devote greater resources and time to obtain hosting rights for new games and applications from other parties, and our results of operations may be impacted. Furthermore, if we are unable to attract popular talents such as performers, channel managers and hosts for YY Music channels or if these talents cannot draw large numbers of fans or participants, our results of operations may be adversely affected. Also, if channel owners are unable to reach or maintain mutually satisfactory cooperation arrangements with the performers on their channels, we may lose popular performers and our business and operations may be adversely affected. In addition, some third party software we use in our operations are currently publicly available without charge. If the owner of any such software decides to charge users or no longer makes the software publicly available, we may need to incur significant cost to license the software, find replacement software or develop it on our own. If we are unable to find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

Some of the games offered on our platform run on a complex network of servers located in and maintained by third party data centers throughout China and our overall network relies on broadband connections provided by third party operators. We expect this dependence on third parties to continue. The networks maintained and services provided by such third parties are vulnerable to damage or interruption, which could impact our results of operations. See “—System failure, interruptions and downtime can result in adverse publicity for our products and result in net revenue losses, a slowdown in the growth of our registered user accounts and a decrease in the number of our active users. If any of these system disruptions occurs, our business, financial condition and results of operations may be materially and adversely affected.”

In addition, we sell a significant portion of our products and services through third party online payment systems. If any of these third party online payment systems suffer from security breaches, users may lose confidence in such payment systems and refrain from purchasing our virtual items online, in which case our results of operations would be negatively impacted. See “—The security of operations of, and fees charged by, third party online payment platforms may have material and adverse effects on our business.”

We exercise no control over the third parties with whom we have business arrangements. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material and adverse effect on our business, financial condition and results of operations.

System failure, interruptions and downtime can result in adverse publicity for our products and result in net revenue losses, a slowdown in the growth of our registered user accounts and a decrease in the number of our active users. If any of these system disruptions occurs, our business, financial condition and results of operations may be materially and adversely affected.

Although we seek to reduce the possibility of disruptions or other outages, our services may be disrupted by problems with our own technology and system, such as malfunctions in our software or other facilities and network overload. Our systems may be vulnerable to damage or interruption from telecommunication failures, power loss, computer attacks or viruses, earthquakes, floods, fires, terrorist attacks and similar events. We have experienced system failures, including a partial system outage in 2009 caused by hackers hired by a competing business intending to maliciously overwhelm and clog our servers and our routing system. Those responsible were subsequently found guilty and penalized by the PRC courts and we have subsequently updated our system to make it more difficult for similar attacks to succeed in the future, but we cannot assure you that there will be no similar failures in the future. Parts of our system are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. Despite any precaution we may take, the occurrence of a natural disaster or other unanticipated problems at our hosting facilities could result in lengthy interruptions in the availability of our products and services. Any interruption in the ability of our users to use our products and services could reduce our future revenues, harm our future profits, subject us to regulatory scrutiny and lead users to seek alternative forms of online social interactions.

Our servers that process user payments experience some downtime on a regular basis, which may negatively affect our brand and user perception of the reliability of our systems. Any scheduled or unscheduled interruption in the ability of users to use our payment systems could result in an immediate, and possibly substantial, loss of revenues.

Almost all internet access in China is maintained through state-owned telecommunication operators under the control and supervision of the MIIT, and we use a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. Internet data centers in China are generally owned by telecommunication service providers with their own broadband networks and are leased to various customers through third party agents. These third party agents negotiate the terms of the leases, enter into lease agreements with end customers, handle customer interactions and manage the data centers on behalf of the data center owners. In the past, we signed data center lease agreements with multiple third party agents. With the expansion of our business, we may be required to purchase more bandwidth and upgrade our technology and infrastructure to keep up with the increasing traffic on our websites and increasing user levels on our platform overall. We cannot assure you that the telecommunications providers whose networks we lease or the third party agents that operate our data centers would be able to accommodate all of our requests for more bandwidth or upgraded infrastructure or network, or that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in our internet usage.

Our users may use our products or services for critical transactions and communications, especially business communications. As a result, any system failures could result in damage to such users’ businesses. These users could seek significant compensation from us for their losses. Even if unsuccessful, this type of claim likely would be time consuming and costly for us to address.

We have limited control over the prices of the services provided by telecommunication service providers and may have limited access to alternative networks or services. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

The respective number of our registered user accounts, active users, paying users and unique visitors may overstate the number of unique individuals who register to use our products and services, log on to YY Client, purchase virtual items or other products and services on our platform or access Duowan.com, respectively, and may therefore lead to an inaccurate interpretation of our average revenue per paying user metric and of our business operations by our management and by investors, and may affect advertisers’ decisions on the amount spent on advertising with us.

We do not operate our platform on a real-name basis and therefore we cannot and do not track the unique paying users. Instead, we track the number of registered user accounts, active users, paying users and unique visitors. We calculate certain operating metrics in the following ways: (a) the number of registered user accounts is the cumulative number of user accounts at the end of the relevant period that have logged onto YY Client at least once after registration, (b) the number of active users is the cumulative number of user accounts at the end of the relevant period that have signed onto YY Client at least once during the relevant period, (c) the number of paying users is the cumulative number of registered user accounts that have purchased virtual items or other products and services on our platform at least once during the relevant period, and (d) the number of unique visitors is the number of visits to Duowan.com from specific IP addresses for the relevant period, with each IP address counting as a separate unique visitor. The actual number of unique individual users, however, is likely to be lower than that of registered user accounts, active users, paying users and unique visitors, potentially significantly, for three primary reasons. First, each individual user may register more than once and therefore have more than one account, and sign onto each of these accounts during a given period. For example, a user may (a) create separate accounts for community and personal use and log onto each account at different times for different activities or (b) if he or she lost his or her original YY Client username or password, he or she can simply register again and create an additional account. Second, we experience irregular registration activities such as the creation of a significant number of improper user accounts by a limited number of individuals, which may be in violation of our policies, including for the purpose of clogging our network or posting spam to our channels. We believe that some of these accounts may also be created for specific purposes such as to increase the number of votes for certain performers in various contests, but the number of registered user accounts, paying users and active users do not exclude user accounts created for such purposes. We have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. Third, each individual user may access Duowan.com from more than one IP address; although subsequent visits from the same IP address do not add to our total unique visitors count, each new IP address used by an individual would be counted as a different unique visitor to Duowan.com. For example, a user would be counted as a unique visitor three times if he or she accessed Duowan.com from the user’s home computer, office computer and mobile phone. Thus, the respective number of our registered user accounts, active users, paying users and unique visitors may overstate the number of unique individuals who register on our platform, sign onto YY Client, purchase virtual items or other products and services on our platform and access Duowan.com, respectively which may lead to an inaccurate interpretation of our average revenue per paying user metric.

In addition, we may be unable to track whether we are successfully converting registered users or active users into paying users since we do not track the number of unique individuals or operate our platform on a real-name basis. If the growth in the number of our registered user accounts, active users, paying users or unique visitors is lower than the actual growth in the number of unique individual registered, active or paying users or unique visitors, our user engagement level, sales of IVAS and our business may not grow as quickly as we expect, and advertisers may reduce the amount spent on advertising with us, which may harm our business, financial condition and results of operations. In addition, such overstatement may cause inaccurate evaluation of our business operations by our management and by investors, which may also materially and adversely affect our business and results of operations.

If we are unable to successfully capture and retain the growing number of users that access internet services through mobile devices or successfully monetize Mobile YY, our business, financial condition and results of operations may be materially and adversely affected.

YY is now available to users from PCs, as well as mobile devices. An increasing number of users are accessing our platform through Mobile YY. For example, there were approximately 0.9 million and approximately 2.9 million activations of Mobile YY in January 2012 and September 2012, respectively. As Mobile YY does not require users to log in to their user accounts to use its general features of listening to different types of performances, we cannot and do not track how many Mobile YY users also access the YY platform from PCs. Mobile YY requires users to log in to their user accounts to access features that involve active user participation, including chatting and sending virtual flowers to performers free of charge. An important element of our strategy is to continue to further develop enhanced features for Mobile YY to capture a greater share of the growing number of users that access internet services such as ours through mobile devices.

As new laptops, mobile devices and operating systems are continually being released, it is difficult to predict the problems we may encounter in developing versions of our products and services for use on these devices and operating systems, and we may need to devote significant resources to create, support and maintain these services. Devices providing access to our products and services are not manufactured and sold by us, and we cannot assure you that the companies manufacturing or selling these devices would always ensure that their devices perform reliably and are maximally compatible with our systems. Any faulty connection between these devices and our products and services may result in consumer dissatisfaction with us, which could damage our brand and have a material and adverse effect on our financial results. In addition, the lower resolution, functionality and memory associated with some mobile devices make the use of our products and services through such devices more difficult and the versions of our products and services we develop for these devices may fail to attract users. Manufacturers or distributors may establish unique technical standards for their devices and, as a result, Mobile YY may not work or be viewable on these devices. Furthermore, new social platforms or services may emerge which are specifically created to function on mobile operating systems, as compared to our platform that was originally designed to be accessed from PCs, and such new entrants may operate more effectively on mobile devices than Mobile YY does.

Although we currently do not monetize Mobile YY in any way, if we are unable to attract and retain the increasing number of Mobile YY users, or if we are slower than our competitors in developing attractive services adaptable for mobile devices, we may fail to capture a significant share of an increasingly important portion of the market or may lose existing users. In addition, even if we are able to retain the increasing number of Mobile YY users, we may not be able to successfully monetize them in the future. For example, because of the inherent limitations of mobile devices, such as a smaller display screen space as compared to PCs, we may not be able to provide as many kinds of virtual items on Mobile YY as we can on YY Client, which may limit the monetization potential of Mobile YY. In addition, for the benefit of user experience, we do not currently intend to monetize Mobile YY by placing advertisements on Mobile YY. We believe that advertising on Mobile YY may clutter the user interface and distract users from their in-channel activities. This restriction on advertisements may also limit Mobile YY’s ability to generate revenues. Any of the above may have a material and adverse effect on our business, financial condition and results of operations.

Growth in the use of Mobile YY, where our ability to monetize is unproven, as a substitute for the use of YY platform on PCs may negatively affect our revenues and financial results.

Although we believe users are unlikely to migrate to Mobile YY and cease to use YY through PCs, and that most of our Mobile YY users also access our YY platform through PCs, we cannot assure you that the increasing usage of Mobile YY will not cause Mobile YY users to cease accessing the YY platform from PCs. Although we do not currently monetize Mobile YY, we have plans to monetize it by selling virtual items on Mobile YY, but we cannot ensure that such plans will be commercially successful when we launch them in the future. If we are unable to successfully monetize Mobile YY, and if a significant number of users migrate to Mobile YY as a substitute for accessing the YY platform through PCs, our business, results of operations and financial condition would be negatively affected.

Concerns about collection and use of personal data could damage our reputation and deter current and potential users from using our products and services, which could lead to lower advertising revenues or lower IVAS revenues.

Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. YY Client, launched in July 2008, had attracted 400.5 million registered user accounts as of September 30, 2012 and had approximately 12.7 million channels as of September 30, 2012. We apply strict management and protection for any information provided by users and, under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is used or shared with advertisers or others may adversely affect our ability to share certain data with advertisers, which may limit certain methods of targeted advertising. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower registered, active or paying user numbers on our platform. For example, if the PRC government authorities require real-name registration for YY Client users, the growth of our user numbers may slow and our business, financial condition and results of operations may be adversely affected. See “—Risks Related to Our Corporate Structure and Our Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet business and companies.” A significant reduction in registered, active or paying user numbers could lead to lower advertising revenues or lower IVAS revenues, which could have a material and adverse effect on our business, financial condition and results of operations.

The security of operations of, and fees charged by, third party online payment platforms may have material and adverse effects on our business.

Currently, we sell all of our IVAS to our users through third party online payment systems. In the nine months ended September 30, 2012, 84.8% of our total net revenues were derived from IVAS. We expect that an increasing amount of our sales will be conducted over the internet as a result of the growing use of online payment systems. In all these online payment transactions, secured transmission of confidential information such as customers’ credit card numbers and personal information over public networks is essential to maintain consumer confidence.

We do not have control over the security measures of our third party online payment vendors, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, users concerned about the security of their online financial transactions may become reluctant to purchase our virtual items even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose paying users and users may be discouraged from purchasing our IVAS, which may have an adverse effect on our business.

In addition, there are currently only a limited number of third party online payment systems in China, such as Alipay and Tenpay. If any of these major payment systems decides to significantly increase the percentage they charge us for using their payment systems for our virtual items and other services, our results of operations may be materially and adversely affected.

Our core values of focusing on user experience and satisfaction first and acting for the long-term may conflict with the short-term operating results of our business, and also negatively impact our relationships with advertisers or other third parties.

One of our core values is to focus on user experience and satisfaction, which we believe is essential to our success and serves the best, long-term interests of our company and our shareholders. Therefore, we have made, and may make in the future, significant investments or changes in strategy that we think will benefit our users, even if our decision negatively impacts our operating results in the short-term. For example, in order to provide users of YY Client with uninterrupted entertainment options, we do not place significant advertising on YY Client. While this decision adversely affects our operating results in the short-term, we believe it enables us to provide higher quality user experience on YY Client, which will help us expand and maintain our current large user base and create better monetizing potential in the long-term. In addition, this philosophy of putting our users first may also negatively impact our relationships with advertisers or other third parties, and may not result in the long-term benefits that we expect, in which case the success of our business and operating results could be harmed.

Trademarks registered, internet search engine keywords purchased and domain names registered by third parties that are similar to our trademarks, brands or websites could cause confusion to our users, divert online customers away from our products and services or harm our reputation.

Competitors and other third parties may purchase (a) trademarks that are similar to our trademarks and (b) keywords that are confusingly similar to our brands or websites in internet search engine advertising programs and in the header and text of the resulting sponsored links or advertisements in order to divert potential customers from us to their websites. Preventing such unauthorized use is inherently difficult. If we are unable to prevent such unauthorized use, competitors and other third parties may continue to drive potential online customers away from our platform to competing, irrelevant or potentially offensive platforms, which could harm our reputation and cause us to lose revenue.

We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platform.

Our rich communication social platform enables users to exchange information, generate content, advertise products and services, conduct business and engage in various other online activities. However, our platform does not require real-name registration by our users and because a majority of the communications on our platform is conducted in real time, we are unable to verify the sources of all information posted thereon or examine the content generated by users before they are posted. Therefore, it is possible that users may engage in illegal, obscene or incendiary conversations or activities, including the publishing of inappropriate or illegal content, that may be deemed unlawful under PRC laws and regulations on our platform. If any content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platforms. For example, we have occasionally received fines for certain inappropriate materials placed by third parties on our platform, and may be subject to similar fines and penalties in the future. We also may face liability for copyright or trademark infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platform. Defending any such actions could be costly and involve significant time and attention of our management and other resources. In addition, if they find that we have not adequately managed the content on our platform, PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platform. See “PRC Regulation—Information Security and Censorship” and “PRC Regulation—Intellectual Property Rights.”

We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website or seeking license arrangements which may not be available on commercially reasonable terms.

Third party owners or right holders of technology patents, copyrights, trademarks, trade secrets and website content may assert intellectual property infringement or other claims against us. In addition, content generated through our platform, including real-time content, may also potentially cause disputes regarding content ownership or intellectual property. For example, we could face copyright infringement claims with respect to songs performed live, recorded or made accessible on YY Music or Mobile YY, which offers Sound Sharing, a function that allows users to record and share their own singing and evaluate other users’ performances. We could also face similar claims involving our recently launched mobile application, WeiChang, which provides background music and lyrics to various songs to enable users to sing online and also allows users to listen to copyrighted songs through their mobile devices. We generated approximately 16.5% and 32.6% of our net revenues in 2011 and the nine months ended September 30, 2012, respectively, from YY Music. We currently do not derive any revenues from WeiChang or Sound Sharing.

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Under relevant PRC laws and regulations, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others and the provider realizes economic benefits from such infringement activities. In particular, there have been cases in China in which the courts have found an online service provider to be liable for the copyrighted content posted by users which were accessible and stored on such provider’s servers, which is similar to the service we provide through the Sound Sharing function on Mobile YY. On the other hand, to our knowledge, there is currently no precedent or settled court practice which provides clear guidance as to whether a real-time online platform such as YY would be held liable for the unauthorized posting or live performances of copyrighted content by our users. See “PRC Regulation—Intellectual Property Rights.”

We are in the process of implementing procedures to reduce the likelihood that we may use, develop or make available any content or applications without the proper licenses or necessary third party consents; such procedures include requiring performers, channel owners and users to acknowledge and agree that they would not perform or upload copyrighted content without proper authorization and that they will indemnify us for any relevant copyright infringement claims. We currently have proper authorization for less than a majority of the copyrighted songs, and are in the process of obtaining licenses for an increasing number of copyrighted songs, on WeiChang. However, these procedures may not be effective in preventing unauthorized posting or use of copyrighted content on our platform or the infringement of other third party rights. Specifically, such acknowledgments and agreements by performers, channel owners and users are not enforceable against third parties who may nevertheless file claims of copyright infringement against us. Furthermore, individual performers or channel owners who generate content that may infringe on copyrights of third parties on our platform may not be easily traceable, if at all, by a plaintiff who may then choose to file a claim against us, and these individual performers and channel owners may not have resources to fully indemnify us, if at all, for any such claims. In addition, we have entered into revenue-sharing arrangements in the form of direct or indirect employment agreements with some of the popular singers, performers or channel owners on our platform, and we cannot assure you that PRC courts will not view these singers, performers or channel owners as our employees or agents, deem us to have control over their activities on our platform and the content they upload or otherwise make available on our platform, determine that we have knowingly uploaded such infringing content on our platform and hold us directly liable for their infringement activities on our platform. Separately, as our business expands, the cost of carrying out these procedures and obtaining authorization and licenses for the growing content on our platform may increase, which may potentially have material and adverse effects on our results of operations.

Although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States, by virtue of our ADSs being listed on the Nasdaq Global Market, the ability of users to access our platform in the United States and other jurisdictions, the performance of songs and other content which are subject to copyright and other intellectual property laws of countries outside China, including the United States, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation.

If an infringement claim brought against us in China, the United States or any other jurisdiction is successful, we may be required to pay substantial statutory penalties or other damages and fines, remove relevant content from our platform or enter into license agreements which may not be available on commercially reasonable terms or at all. Litigation or other claims against us also subject us to adverse publicity which could harm our reputation and affect our ability to attract and retain users, including channel owners, singers and other performers, which could materially and adversely affect the popularity of our platform and therefore, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may not be able to successfully halt the operations of platforms that aggregate our data as well as data from other companies, including social networks, or “copycat” platforms that have misappropriated our data in the past or may misappropriate our data in the future. Those platforms may also lure away some of our users or advertisers or reduce our market share, causing material and adverse effects on our business operations.

From time to time, third parties have misappropriated our data through scraping our platform, robots or other means and aggregated this data on their platforms with data from other companies. In addition, “copycat” platforms or client applications have misappropriated data on our platform, implanted Trojan viruses in user PCs to steal user data from YY Client and attempted to imitate our brand or the functionality of our platform. When we became aware of such platforms, we employed technological and legal measures in an attempt to halt their operations. However, we may not be able to detect all such platforms in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. In those cases, our available remedies may not be adequate to protect us against such platforms. Regardless of whether we can successfully enforce our rights against these platforms, any measures that we may take could require significant financial or other resources from us. Those platforms may also lure away some of our users or advertisers or reduce our market share, causing material and adverse effects to our business operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights. As of November 16, 2012, we had registered 32 domain names, including YY.com, Duowan.com and Chinaduo.com, 44 software copyrights, three patents and 73 trademarks and service marks in China. In addition, we have filed 22 patent applications covering certain of our proprietary technologies and 77 trademark applications in China.

It is often difficult to create and enforce intellectual property rights in China. Patents, trademarks and service marks may also be invalidated, circumvented, or challenged. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by others. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach. Even where adequate, relevant laws exist in China, it may not be possible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a court judgment or an arbitration award delivered in another jurisdiction, and accordingly, we may not be able to effectively protect our intellectual property rights or enforce agreements in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technologies. Given the potential cost, effort, risks and downsides of obtaining patent protection, in some cases we have not and do not plan to apply for patents or other forms of formal intellectual property protection for certain key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed.

As our patents may expire and may not be extended, our patent applications may not be granted and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could have material and adverse effects on our business operations, financial condition and results of operations.

In China, the valid period of utility model patent right or design patent right is ten years and is not extendable. Currently, we have patent applications pending in China, but we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. The rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. Further, the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

If we fail to maintain and enhance our brands, or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brands is of significant importance to the success of our business. Well-recognized brands are important to increasing the number of users and the level of engagement of our users and enhancing our attractiveness to advertisers. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position.

Although we have developed YY mostly through word of mouth referrals, as we expand, we may conduct various marketing and brand promotion activities using various methods to continue promoting our brands. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect. In addition, any negative publicity in relation to our products or services, regardless of its veracity, could harm our brands and reputation.

We have sometimes received, and expect to continue to receive, complaints from users regarding the quality of the products and services we offer. For example, we have developed and made available on our platform, free of charge, certain feature-enhancing software that enhances users’ game playing experiences. In connection with the recent suspension of certain player accounts by the developer of a popular game, some players of this game claimed publicly that their accounts were suspended due to their use of our feature-enhancing software. We believe this claim is without merits and have been communicating with the third-party game developer and providing online updates to players. Nonetheless, negative publicity or public complaints by users of our software, albeit free of charge, may harm our reputation and affect our ability to attract new users and retain existing users. If our users’ complaints are not addressed to their satisfaction, our reputation and our market position could be significantly harmed, which may materially and adversely affect our business and prospects.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business operations may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. In addition, our executive officers and key employees hold the equity interests in Beijing Tuda and Guangzhou Huaduo, our PRC consolidated affiliated entities. In particular, Mr. David Xueling Li, our co-founder, chief executive officer and director, Mr. Tony Bin Zhao, our director and chief technology officer, and Mr. Jin Cao, the general manager of our website department, own 97.7%, 1.5% and 0.8% of Beijing Tuda’s equity interests, respectively. Messrs. Li, Zhao and Cao and Beijing Tuda also own approximately 1.7%, 0.1%, 0.1% and 96.6% of Guangzhou Huaduo’s equity interests, respectively, with the remaining 1.5% owned by Mr. Jun Lei, our co-founder and chairman. If any of these executive officers and key employees terminate their services with us, we have the contractual right to appoint designees to hold the PRC consolidated affiliated entities’ equity interests. However, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, as advised by our PRC counsel, Zhong Lun Law Firm, certain provisions under the non-compete agreement may not be deemed valid or enforceable under PRC laws, if any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly management, technical and marketing personnel with expertise in the internet industry; inability to do so may materially and adversely affect our business. Since the internet industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. As our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.

Our results of operations are subject to substantial quarterly and annual fluctuations due to a number of factors that could adversely affect our business and the trading price of our ADSs.

We experience seasonality in our business, reflecting seasonal fluctuations in internet usage. As a result, comparing our operating results on a period-to-period basis may not be meaningful. For example, online user numbers tend to be lower during school holidays and certain parts of the school year, and advertising revenues tend to be lower during the Chinese New Year season, which negatively affects our cash flow for those periods. We may also experience a reduction in active users in the third quarter of each year because a significant portion of our users are students, and as the new school year begins, student access to computers and the internet are affected. Internet usage and the rate of internet growth may also be expected to decline during the summer school holidays as some students lose regular internet access. Furthermore, the number of paying users of YY Music correlates with the marketing campaigns and promotional activities we conduct which coincide with popular western or Chinese festivals celebrated by young Chinese people, many of which are in the fourth quarter and ending with the Chinese New Year holidays which typically fall in the first half of the first quarter.

Due to the foregoing factors, our operating results in one or more future quarters or years may fall below the expectations of securities analysts and investors. In such event, the trading price of our ADSs would likely be materially and adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality” for additional details regarding the effects of seasonality on our cash flow, operating performance and financial results.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets have experienced significant disruptions since 2008 and the effect of such disruptions has persisted. China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. We derived approximately 97.4%, 99.0%, 79.2% and 57.5% of our net revenues in 2009, 2010, 2011 and the nine months ended September 30, 2012 from the online gaming and online advertising industries. In addition, we derived approximately 16.5% and 32.6% of our net revenues in 2011 and the nine months ended September 30, 2012 from YY Music. The online gaming and online advertising industries, along with YY Music, may be affected by economic downturns. Thus, our business and prospects may be affected by the macroeconomic environment in China. A prolonged slowdown in the Chinese economy may lead to a reduced amount of online advertising, which could materially and adversely affect our business, financial condition and results of operations. In addition, our products and services may be viewed as discretionary by our users, who may choose to discontinue or reduce spending on such products and services during an economic downturn. In such an event, our ability to retain existing users and increase new users will be adversely affected, which would in turn negatively impact our business and results of operations.

Moreover, a slowdown or disruption in the global or China’s economy may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the credit market. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of China’s economy may impact our business in the short-term and long-term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by any global economic downturn or disruption or slowdown of China’s economy.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We may enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, although we have no current acquisition plans, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the three years ended December 31, 2011 and the review of our consolidated financial statements as of and for the three months ended March 31, 2012, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. We have implemented and are continuing to implement a number of measures to address the material weaknesses identified. As a result of such efforts, subsequently, in connection with the review of our consolidated financial statements as of and for the nine months ended September 30, 2012, we and our independent registered public accounting firm identified only one significant deficiency. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, although we have remediated one material weakness and reduced the other material weakness to a significant deficiency through our efforts, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2013. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Some of our users may make sales or purchases through unauthorized third party platforms of virtual items we offer for free on our platform, which may affect our revenue-generating opportunities and exert downward pressure on the prices we charge for our virtual items.

We, from time to time, offer virtual items free of charge to attract users or encourage user participation in channels. Some of our users may sell or purchase such free virtual items through unauthorized third party sellers in exchange for real currency. For example, fans of a performer may pay other users to send flowers or gifts the latter have accumulated on YY Client to the performer, in order to show support and raise the popularity ranking of the performer of their choice. These unauthorized transactions are usually arranged on third party platforms which we do not and are unable to track or monitor. Accordingly, these unauthorized purchases and sales from third party sellers may affect our revenue-generating opportunities and may impede our revenue and profit growth by, among other things, reducing the revenues we could have generated and exerting downward pressure on the prices we charge for our virtual items.

We have limited business insurance coverage, so that any uninsured occurrence of business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence may disrupt our business operations, require us to incur substantial costs and divert our resources, which could have an adverse effect on our results of operations and financial condition.

Risks Relating to Our Corporate Structure and Our Industry

If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership in PRC companies that provide internet information distribution services. Specifically, foreign ownership in an internet information provider or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, or the MOC, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM, in June 2005, foreign investors are prohibited from investing in or operating, among others, any internet cultural operating entities and from engaging in the business of transmitting audio-visual programs through information networks.

We are a Cayman Islands company and our PRC subsidiaries, Guangzhou Huanju Shidai Information Technology Company Limited, or Guangzhou Huanju Shidai, and Huanju Shidai Technology (Beijing) Co. Ltd., or Beijing Huanju Shidai, are each considered a wholly foreign owned enterprise. We conduct our operations in China primarily through a series of contractual arrangements entered into among our PRC subsidiary, Beijing Huanju Shidai, our PRC consolidated affiliated entities, Guangzhou Huaduo Network Technology Limited, or Guangzhou Huaduo, and Beijing Tuda Science and Technology Company Limited, or Beijing Tuda, and Guangzhou Huaduo and Beijing Tuda’s shareholders. As a result of these contractual arrangements, we exert control over our PRC consolidated affiliated entities and consolidate each of their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Corporate History and Structure.”

On September 28, 2009, the GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued a Notice on Further Strengthening the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or Circular 13. Circular 13 restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies or entering into contractual or technical arrangements such as the variable interest entity structural arrangements we adopted. We are not aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or terminated under Circular 13 since the effective date of the circular. Furthermore, we are advised by our PRC counsel, Zhong Lun Law Firm, that the enforcement of Circular 13 is still subject to substantial uncertainty, including possible subsequent joint actions by relevant authorities in charge, such as the MOC. The Regulation on Three Provisions stipulates that the MOC is authorized to regulate the online game industry, while the GAPP is authorized to approve the publication of online games before their launch on the internet. The Interpretation on Three Provisions further provides that once an online game is launched on the internet, it will be completely under the regulation of the MOC, and that if an online game is launched on the internet without obtaining prior approval from the GAPP, the MOC, instead of the GAPP, is directly responsible for investigating the game. In the event that we, our PRC subsidiaries or PRC consolidated affiliated entities are found to be in violation of the prohibition under Circular 13, the GAPP, in conjunction with the relevant regulatory authorities in charge, may impose applicable penalties, which in the most serious cases may include suspension or revocation of relevant licenses and registrations. In addition, various media sources have recently reported that the CSRC prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide.

Based on understanding of current PRC laws, rules and regulations of our PRC legal counsel, Zhong Lun Law Firm, our current ownership structure for our business operations, the ownership structure of our PRC subsidiaries and our PRC consolidated affiliated entities, the contractual arrangements among our PRC subsidiaries, our PRC consolidated affiliated entities and their shareholders, as described in this prospectus, are in compliance with existing PRC laws, rules and regulations. However, we were further advised by Zhong Lun Law Firm that there is substantial uncertainty regarding the interpretation and application of current or future PRC laws and regulations and these laws or regulations or interpretations of these laws or regulations may change in the future. Furthermore, the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

If our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our PRC consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or PRC consolidated affiliated entities, revoking or suspending the business licenses or operating licenses of our PRC subsidiaries or PRC consolidated affiliated entities, shutting down our servers or blocking our platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to discontinue our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our PRC consolidated affiliated entities or our right to receive their economic benefits, we would no longer be able to consolidate such entities. Our PRC consolidated affiliated entities contributed substantially all of our consolidated net revenues in the years ended December 31, 2009, 2010 and 2011 and the nine months ended September 30, 2012.

We rely on contractual arrangements with our PRC consolidated affiliated entities and their shareholders for the operation of our business, which may not be as effective as direct ownership. If our PRC consolidated affiliated entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

Because of PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our PRC consolidated affiliated entities in which we have no ownership interest to conduct our business. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Our PRC consolidated affiliated entities are owned directly by our directors, key executive officers and employees, namely Messrs. David Xueling Li, Jun Lei, Tony Bin Zhao and Jin Cao. For additional details on these ownership interests, see “—Risks Relating to Our Business—Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business operations may be severely disrupted if we lose their services” and “Corporate History and Structure.” However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, each of our PRC consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these PRC consolidated affiliated entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our PRC consolidated affiliated entities or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.

Currently, our management group, including Mr. David Xueling Li, our co-founder, chief executive officer and director, Mr. Jun Lei, our co-founder and chairman, Mr. Tony Bin Zhao, our director and chief technology officer, and Mr. Jin Cao, the general manager of our website department and their respective affiliates, beneficially own an aggregate of 50.6% of our outstanding shares. Upon the completion of this offering, they will beneficially own an aggregate of 43.2% of our outstanding shares and 49.7% of the then total voting power, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs and that no member of our management group or their affiliates will purchase any ADSs in this offering. Messrs. Li, Zhao and Cao together hold 100% of the equity interest in each of our PRC consolidated affiliated entities, Guangzhou Huaduo and Beijing Tuda. Our management group has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. These risks could intensify if any members of our management group or their affiliates purchase ADSs in this offering. In addition, Messrs. Li, Zhao, Dong and Cao could violate the terms of their non-compete or employment agreements with us or their legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. These actions may take place even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. Additionally, Mr. Jun Lei, our co-founder, chairman and shareholder who will own 20.2% of our outstanding shares after the completion of this offering, is in the business of making investments in internet companies in China. Mr. Lei currently holds direct and indirect interests in our direct competitor, iSpeak, and other entities which may have businesses that compete with us. iSpeak is owned by Mr. Lei in part through Kingsoft Corporation Limited, or Kingsoft, which is engaged in the research, development operation and distribution of online games, mobile games, casual game services and internet software. He may, in the future, acquire additional interests in businesses that directly or indirectly compete with some of our lines of business or that are our suppliers or customers. Furthermore, Mr. Lei, whether through Kingsoft or otherwise, may pursue acquisitions or make further investments in our industries which may conflict with our interests. Although after the completion of this offering, we will adopt a code of business conduct and ethics to help restrict conflicts of interest involving directors and officers, any violation of this code by our existing officers or directors such as Mr. Lei may materially and adversely affect our business operations. For more information regarding the beneficial ownership of our company by our principal shareholders, see “Principal Shareholders.”

We may lose the ability to use and enjoy assets held by our PRC consolidated affiliated entities that are important to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our PRC consolidated affiliated entities, Guangzhou Huaduo and Beijing Tuda, such entities hold certain assets, such as patents for the proprietary technology that are essential to the operations of our platform and important to the operation of our business. If either Guangzhou Huaduo or Beijing Tuda goes bankrupt and all or part of its assets become subject to liens or rights of third party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Guangzhou Huaduo or Beijing Tuda undergoes a voluntary or involuntary liquidation proceeding, the unrelated third party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our contractual arrangements with our PRC consolidated affiliated entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, our PRC consolidated affiliated entities and their shareholders, we are effectively subject to the 5% PRC business tax and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with our PRC consolidated affiliated entities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our PRC consolidated affiliated entities were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that either of our PRC consolidated affiliated entities adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by either PRC consolidated affiliated entities and thereby increasing these entities’ tax liabilities, which could subject these entities to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be materially and adversely affected if our PRC consolidated affiliated entities’ tax liabilities increase or if it becomes subject to late payment fees or other penalties.

If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry in China is highly regulated. See “PRC Regulation.” Guangzhou Huaduo, as our PRC consolidated affiliated entity, is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services. For example, an internet information service provider shall obtain an operating license, or the ICP License, from MIIT or its local counterparts before engaging in any commercial internet information services. An online game operator must also obtain an Internet Culture Operation License from the MOC and an Internet Publishing License from the GAPP to distribute online games, in addition to filing its online games with the GAPP and the MOC. Prior to July 2010, specific approvals on online bulletin board services were also required for the provision of BBS services. Guangzhou Huaduo has obtained a valid ICP License for provision of internet and mobile network information services, an Internet Culture Operation License for online games and music products, and an Internet Publishing License for publication of online games and mobile phone games. In addition, Guangzhou Huaduo holds a valid License for Online Transmission of Audio-Visual Programs under the business classification of converging and play-on-demand service for certain kinds of internet audio-visual programs—literary, artistic and entertaining—as prescribed in the newly issued provisional categories. On October 8, 2011, Guangzhou Huaduo was granted a License for Production and Operation of Radio and TV Programs, covering the production, reproduction and publication of broadcasting plays, TV dramas, cartoons (excluding production), special subjects, special columns (excluding current political news category) and entertainment programs. These licenses are essential to the operation of our business and are generally subject to annual government review. However, we cannot assure you that we can successfully renew these licenses annually or that these licenses are sufficient to conduct all of our present or future business. For example, Guangzhou Huaduo’s Internet Culture Operation License does not include license to conduct comic-related business; as a result, we were fined approximately RMB30,000 when comics were posted onto and accessible through our platform.

As we further develop and expand our video capabilities and functions, we will need to obtain additional qualifications, permits, approvals or licenses. In addition, with respect to specific services offered online, we or the service or content providers may be subject to additional separate qualifications, permits, approvals or licenses. For example, while launching a variety of online education services on our platform, we are working closely with relevant local authorities in charge, for completion of statutorily required procedures such as approvals, if any. For financial-related content offered on our channels, we are tightening our internal review of the relevant qualifications of the content providers as instructed by the competent authorities, while complying with other statutory requirements. We cannot assure you that we or the service or content providers will be granted such qualifications, permits, approvals or licenses in a timely manner or at all. Prior to the receipt of such qualifications, permits, approvals or licenses, we may be deemed as being in violation of relevant laws or regulations and be subject to penalties.

As the internet industry in China is still at an early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. In the interpretation and implementation of existing and future laws and regulations governing our business activities, considerable uncertainties still exist. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. In addition, we may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Implementation of the new labor laws and regulations in China may adversely affect our business and results of operations.

Pursuant to a new labor contract law that became effective in January 2008 and its implementation rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Due to the limited period since its effectiveness, and lack of detailed interpretation rules and uniform implementation practice and possible penalties, it is uncertain as to how they it would affect our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules, and we may thus be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

We expect our labor costs to increase due to the implementation of these new laws and regulations. As the interpretation and implementation of these new laws and regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Further, labor disputes, work stoppages or slowdowns at our laboratories, patient service centers or any of our clients or suppliers could significantly disrupt our daily operation or our expansion plans and have material adverse effects on our business.

Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets.

While playing online games or participating on YY Client activities, players acquire and accumulate some virtual assets, such as special equipment and other accessories. Such virtual assets can be important to online game players and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service, a network crash or hacking activities. Currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of online games such as us would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online game operators liable for losses of virtual assets by game players, and ordered online game operators to return the lost virtual items to game players or pay damages and losses. In case of a loss of virtual assets, we may be sued by our game players or users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.

The issuance and use of “virtual currency” in the PRC has been regulated since 2007 in response to the growth of the online games industry in China. In January 2007, the Ministry of Public Security, the MOC, the

MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the use of virtual currency. To curtail online games that involve online gambling, as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. On June 4, 2009, the MOC and the MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency, or the Virtual Currency Notice. The MOC issued the Provisional Administrative Measures of Online Games, or the Online Game Measures, in June 2010, which provides, among other things, that virtual currency issued by online game operators may be only used to exchange its own online game products and services and may not be used to pay for the products and services of other entities.

We issue virtual currency and prepaid game tokens to game players on YY Client for them to purchase various items to be used in online games and channels, including music channels. We are in the process of adjusting the content of our platform but we cannot assure you that our adjustments will be sufficient to comply with the Virtual Currency Notice. Moreover, although we believe we do not offer online game virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. For example, certain virtual items we issue to users based on in-game milestones they achieve or time spent playing games are transferable and exchangeable for our virtual currency or the other virtual items we issue to users. If the PRC regulatory authorities deem such transfer or exchange to be a virtual currency transaction, then in addition to being deemed to be engaging in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under the Virtual Currency Notice. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business and results of operations.

In addition, the Virtual Currency Notice prohibits online game operators from setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual items or virtual currency based on random selection through a lucky draw, wager or lottery. The notice also prohibits game operators from issuing currency to game players through means other than purchases with legal currency. It is unclear whether these restrictions would apply to certain aspects of our online games. Although we believe that we have rectified and ceased such prohibited activities and have taken adequate measures to prevent any of the above-mentioned prohibited activities, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours and deem such feature as prohibited by the Virtual Currency Notice, thereby subjecting us to penalties, including mandatory corrective measures and fines. For example, we were previously fined approximately RMB20,000 when a local authority in Guangzhou found that one of our games contained a lucky draw. The occurrence of any of the foregoing could materially and adversely affect our business and results of operations.

Non-compliance on the part of third parties with which we conduct business could restrict our ability to maintain or increase our number of users or the level of traffic to our YY platform.

Our third party game developers or other business partners may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Although we conduct a rigid review of legal formalities and certifications before entering into contractual relationship with other businesses such as third party game developers and landlords, we cannot be certain whether such third party has or will infringe any third parties’ legal rights or violate any regulatory requirements. We regularly identify irregularities or noncompliance in the business practices of any parties with whom we pursue existing or future cooperation and we cannot assure you that any of these irregularities will be corrected in a prompt and proper manner. The legal liabilities and regulatory actions on our commercial partners may affect our business activities and reputation and in turn, our results of operations. For example, according to PRC regulations, all lease agreements are required to be registered with the local housing authorities. We presently lease properties at 10 different locations in China, and the landlords of some of these properties are still completing the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. Some of our lessors have not provided us with appropriate title certificates, which may adversely affect the validity of the leases if the lessors do not have proper title. We cannot assure you that such certificates or registration will be obtained in a timely manner or at all, and in case of failures, we may be subject to monetary fines, have to relocate our offices and suffer economic losses.

We are now allowing providers of some online services such as online education and financial services, to establish channels on YY Client. We plan to encourage more service providers, such as recruiting agents, to establish YY channels in the future. In addition, we plan to establish a search, classification and ranking system and post advertisements relating to such service providers in the near future and derive related revenues under the relevant arrangements. These areas are all highly regulated, and the online service providers and the producers of content on YY Client are required to meet specific qualifying standards, evidenced by approvals, permits or certificates, and to comply with various requirements when conducting business. For example, financial service providers must be securities consulting institutions approved by the China Securities Regulatory Commission, or CSRC. We cannot predict if any noncompliance on the part of such commercial partners may cause potential liabilities to us and in turn disrupt our operations.

Intensified government regulation of the internet industry in China could restrict our ability to maintain or increase our user level or the level of user traffic to our YY platform.

The PRC government has, in recent years, intensified regulation on various aspects of the internet industry in China. For example, the PRC government recently adopted more stringent policies to monitor the online games industry due to adverse public reaction to perceived addiction to online games, particularly in children and minors. On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. To help game operators identify which game players are minors, online game players in China are now required to register their names and identity card numbers before playing an online game, which information was to be submitted to and verified by the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, as of October 1, 2011. These restrictions could limit our ability to increase our online game business among minors. See “PRC Regulation—Anti-fatigue Compliance System and Real-name Registration System.” In order to comply with these anti-fatigue rules, we set up our system so that after three hours of playing our online games, minors only receive half of the virtual items or other in-game benefits they would otherwise earn, and after playing for more than five hours, receive no in-game benefits. Failure to implement these restrictions, if detected by the relevant government agencies, may result in fines and other penalties for us, including the shutting down of our online games operations and license revocation. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our online games business could be materially and adversely affected.

In addition, in February 2007, 14 PRC regulatory authorities jointly promulgated a circular to further strengthen the oversight of internet cafes, one of the primary venues from which our platform is accessed. In recent years, a large number of unlicensed internet cafes have been closed, and the PRC government has imposed higher capital and facility requirements for the establishment of internet cafes. Governmental authorities may from time to time impose stricter requirements on internet cafes, such as customer age limits and regulated hours of operation. Since a substantial portion of our users access our platform from internet cafes, any reduction in the number, or slowdown in the growth, of internet cafes in China, or any new regulatory restrictions on their operations, could limit our ability to maintain or increase our revenues.

More stringent governmental regulations such as the ones outlined above may discourage game players from playing our games and have a material effect on our business operations.

Risks Relating to Doing Business in China

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Each of our PRC subsidiaries, Beijing Huanju Shidai and Guangzhou Huanju Shidai, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and almost all of our customers are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our products and services and adversely affect our results of operations and financial condition.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet business and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

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We only have contractual control over our platform. Guangzhou Huaduo, our PRC consolidated affiliated entity, owns our platform due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. If Guangzhou Huaduo breaches its contractual arrangements with us and no longer remains under our control, this may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and PRC consolidated affiliated entities levels may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “—Risks Relating to Our Corporate Structure and Our Industry—If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected” and “PRC Regulation.” In addition, although we currently have a real-name registration system in place for our online games in strict compliance with the relevant PRC regulations, we are currently not required by PRC law to ask users for their real name and personal information when they register for a YY user account. We cannot assure you that PRC regulators would not require us to implement compulsory real-name registration on our platform in the future. In late 2011, for example, the Beijing municipal government required microbloggers in China to implement real-name registration for all of their registered users. If we were required to implement real-name registration on YY, we may lose large numbers of registered user accounts for various reasons, because users may no longer maintain multiple accounts and users who dislike giving out their private information may cease to use our products and services altogether.

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The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, or the SCIO, the MIIT and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

In July 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, all contracts with telecommunication carriers and other service providers to host the servers used in our business were entered into by Guangzhou Huaduo, our PRC consolidated affiliated entity, and such arrangements are in compliance with this notice. Guangzhou Huaduo also owns the related domain names and trademarks, and holds the ICP License necessary to conduct our operations in China.

In June 2010, the MOC promulgated the Provisional Administration Measures of Online Games, or the Online Game Measures, which became effective on August 1, 2010. The Online Game Measures provide that any entity engaging in online game operation activities shall obtain the Internet Culture Operation License and must meet certain requirements such as minimum registered capital. Online game developers are generally involved in the purchase of servers and bandwidth, the control and management of game data, the maintenance of game systems and certain other maintenance tasks in our operation of online games. The Guangzhou branch of the MOC has confirmed that such outsourcing and cooperation activities are not considered conducting online game operation activities, and that online game developers do not have to obtain the Internet Culture Operation License in accordance with the Online Game Measures. However, because of the limited time in which these measures have been in effect, there are still uncertainties on the MOC’s interpretation and implementation of these measures. If the MOC determines in the future that such qualifications or requirements apply to the online game developers for their involvement in the online game operations, we may have to terminate our revenue-sharing arrangements with certain unqualified online game developers and may even be subject to various penalties, which may negatively impact our results of operations and financial condition.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of internet business.

Content posted or displayed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for such censored information displayed on or linked to their platform. For a detailed discussion, see “PRC Regulation.”

We allow visitors to our portal websites to upload written materials, images, pictures, and other content on the forums on our websites, and also allow users to share, link to and otherwise access audio, video, games and other content from third parties through our platform. For a description of how content can be accessed on or through our rich communication social platform, and what measures we take to lessen the likelihood that we will be held liable for the nature of such content, see “Business—Our Technology,” “Business—Intellectual Property,” and “—Risks Relating to Our Business—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website or seeking license agreements which may not be available on commercially reasonable terms.”

Since our inception, we have worked closely with relevant government authorities to monitor the content on our platform and to make the utmost effort in complying with relevant laws and regulations. However, it may not be possible to determine in all cases the types of content that could result in our liability as an internet operator, and if any of our internet content is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our users or third party service providers on our platform or for content we distribute that is deemed inappropriate. For example, we have recently been subject to a few warnings or fines each of RMB90,000 or less for having inappropriate content on our platform. Although we corrected these non-compliances and undertook measures to prevent the recurrence of such instances, it may be difficult to determine the type of content or actions that may result in liability to us, and if we are found to be liable, we may be prevented from operating our business in China. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being uploaded or made available by an increasing number of users and third party partners and developers, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content uploaded to our website and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third party intellectual property rights and even if we manage to identify and remove offending content, we may still be held liable for such third-party content. Users may upload content or images containing copyright violations and other illegal content and we may be subject to claims or become involved in litigation proceedings. As a result, our reputation, business and results of operations may be materially and adversely affected.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.

While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on August 3, 2011, the SAT recently issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 further clarifies the resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group instead of those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We do not meet all of the conditions above; therefore, we believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 are applicable to us. For example, our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours ever having been deemed to be a PRC “resident enterprise” by the PRC tax authorities.

However, it is possible that the PRC tax authorities may take a different view. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, then our world-wide income could be subject to PRC tax at a rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman Islands holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

Foreign ADS holders may also be subject to PRC withholding tax on dividends payable by us and gains realized on the sale or other disposition of ADSs or common shares, if such income is sourced from within the PRC. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our foreign ADS holders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

Finally, we face uncertainties on the reporting and consequences on private equity financing transactions and share exchange involving the transfer of shares in our company by non-resident investors. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the a non-resident enterprise, as the seller, shall report such Indirect Transfer to the competent tax authority of the PRC resident enterprise within 30 days of execution of the equity transfer agreement for such Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes and for the purpose of avoiding or reducing PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize the Indirect Transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. SAT Circular 698 also points out that when a non-resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authorities have the power to make a reasonable adjustment on the taxable income of the transaction.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008, the statutory enterprise income tax rate is 25%. However, Guangzhou Huaduo, our PRC consolidated affiliated entity in the PRC, was recognized as a high and new technology enterprise as of September 26, 2010 and, subject to the approval of and annual review by competent tax authorities in Guangdong, would be entitled to enjoy a preferential enterprise income tax rate of 15% for two years, from 2011 through 2012. Guangzhou Huaduo recorded losses in 2010 and has not benefited from such preferential tax rate. Guangzhou Huaduo has applied for and obtained the preferential tax treatment with Guangzhou State Tax Bureau, but the high and new technology enterprise qualification is only effective until September 26, 2013, and there is no guarantee that it can be successfully renewed. If Guangzhou Huaduo fails to successfully renew its high and new technology enterprise qualification in 2013, it would not be able to enjoy such preferential tax treatment for the year 2013; and if Guangzhou Huaduo fails to maintain its status as a high and new technology enterprise or is not granted the renewal of its preferential tax treatment at any time, it will be subject to a higher enterprise income tax rate of 25%. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries or PRC consolidated affiliated entities in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiaries or PRC consolidated affiliated entities in China, could adversely affect our business, operating results and financial condition. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our results of operations and financial condition would be materially and adversely affected.

China’s M&A Rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Six PRC regulatory agencies promulgated regulations effective on September 8, 2006, subsequently amended, that are commonly referred to as the M&A Rules. See “PRC Regulation—New M&A Regulations and Overseas Listings.” The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 that require PRC citizens or residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Subsequent regulations further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC citizens or residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Our PRC resident shareholders, Messrs. David Xueling Li, Tony Bin Zhao, Jin Cao and Jun Lei, had registered with the local SAFE branch in relation to our existing private placement financings by the end of 2011 as required by the SAFE regulations. However, because of uncertainty over how the SAFE regulations will be interpreted and implemented and applied to us, we cannot predict how it will affect our business operations. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE regulations by our PRC resident shareholders. In addition, in some cases, we may have little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. A failure by our current or future PRC resident shareholders to comply with the SAFE regulations could subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options, restricted shares and restricted share units will be subject to these regulations upon the completion of this offering. Failure of our PRC stock option holders, restricted shareholders or restricted share units holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limited our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of this offering, are subject to PRC regulations. For example, none of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiaries must be approved by the MOFCOM or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

Our PRC subsidiaries and PRC consolidated affiliated entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiaries as well as consulting and other fees paid to us by our PRC consolidated affiliated entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Since we have not achieved profitability, we are not yet required to allocate funds for such reserve funds. Furthermore, if our PRC subsidiaries and PRC consolidated affiliated entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the New EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow band. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate against the U.S. dollar, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how long the current situation may last and when and how this relationship between the Renminbi and the U.S. dollar may change again.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. Substantially all of our revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into Renminbi to pay our operating expenses, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Recently enacted regulations in the PRC may make it more difficult for us to pursue growth through acquisitions, adversely affecting our plans to expand our business or maintain our market share.

Among other things, the M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered.

We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including contracts such as revenue-sharing contracts with online game developers which are important to our business, are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries and consolidated affiliated entities have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries and consolidated affiliated entities are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries and consolidated affiliated entities under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries and consolidated affiliated entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries or consolidated affiliated entities, we or our PRC subsidiary and consolidated affiliated entity would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this prospectus filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Risks Relating to Our ADSs and This Offering

An active trading market for our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We have applied to list our ADSs on the Nasdaq Global Market. Prior to the completion of this offering, there has been no public market for our ADSs or our Class A common shares underlying the ADSs, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. Even if an active public market for our common shares or ADSs develops, we cannot assure you that it will continue. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings, including companies in internet and social networking businesses, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to specific factors, including the following:

•	variations in our net revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	changes in the number of our registered or active users;

•	fluctuations in the number of paying users or other operating metrics;

•	failure on our part to realize monetization opportunities as expected;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	detrimental negative publicity about us, our competitors or our industry; and

•	potential litigation or regulatory proceedings or changes.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

The approval of the China Securities Regulatory Commission may be required in connection with this offering and, if required, we cannot assure you that we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. This regulation, among other things, requires offshore special purpose vehicles, or SPVs, formed for the purpose of an overseas listing and controlled by PRC companies or individuals, to obtain CSRC approval prior to listing their securities on an overseas stock exchange. The application of this regulation remains unclear. Our PRC legal counsel, Zhong Lun Law Firm, has advised us that, based on their understanding of the current PRC laws, rules and regulations:

•	CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

•

We are not required to submit an application to CSRC for its approval of the listing and trading of our ADSs on the Nasdaq Global Market, considering that (a) our PRC subsidiaries, Beijing Huanju Shidai and Guangzhou Huanju Shidai, are foreign-invested enterprises established by foreign enterprises, (b) we did not acquire any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules and (c) there is no provision that clearly classifies the contractual arrangements among our PRC subsidiary, Beijing Huanju Shidai, our PRC consolidated affiliated entities and their respective shareholders as a transaction regulated by the M&A Rules.

However, our PRC legal counsel, Zhong Lun Law Firm, further advised us that because there has been no official interpretation or clarification of this regulation, there is uncertainty as to how this regulation will be interpreted or implemented. If it is determined that the CSRC approval is required for this offering, we may face sanctions by CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC although, to our knowledge, no definitive rules or interpretations have been issued to determine or quantify such fines or penalties, delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that may have a material adverse effect on our business and the trading price of our ADSs. CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. There will be 7,800,000 ADSs (equivalent to 156,000,000 Class A common shares) outstanding immediately after this offering, or 8,970,000 ADSs (equivalent to 179,400,000 Class A common shares) if the underwriters exercise their options to purchase additional ADSs in full. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. In connection with this offering, we and our officers, directors and all of our existing shareholders have agreed, subject to certain exceptions, not to sell any of our common shares or ADSs owned by such persons prior to this offering or acquired in this offering until after 180 days after the date of this prospectus without the prior written consent of the underwriters. However, the underwriters may release the securities subject to lock-up agreements from the lock-up restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. In addition, common shares subject to our outstanding options as of the closing of this offering will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional common shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their existing common shares. As a result, you will experience immediate and substantial dilution of approximately US$8.00 per ADS (assuming the over-allotment option is not exercised). This number represents the difference between our pro forma net tangible book value per ADS of US$3.50 as of September 30, 2012, after giving effect to this offering and the assumed initial public offering price of US$11.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We may be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could subject United States investors in our ADSs or common shares to significant adverse United States income tax consequences.

We will be classified as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat Guangzhou Huaduo and Beijing Tuda as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of Guangzhou Huaduo and Beijing Tuda for United States federal income tax purposes, and based upon our current income and assets (taking into account the proceeds from this offering) and projections as to the value of our ADSs and common shares following the offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or common shares, fluctuations in the market price of our ADSs or common shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or not to treat Guangzhou Huaduo or Beijing Tuda as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. holder (as defined in “Taxation—Material United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or common shares. For more information see “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our dual class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.

Upon the completion of this offering, our common shares will be divided into Class A common shares and Class B common shares. Holders of Class A common shares will be entitled to one vote per share, while holders of Class B common shares will be entitled to ten votes per share, voting together as one class on all matters requiring a shareholders’ vote. We will issue Class A common shares represented by our ADSs in this offering. All of our outstanding common shares prior to this offering will be redesignated as Class B common shares and all of our outstanding preferred shares will be automatically re-designated or converted into Class B common shares on a one-for-one basis immediately upon the completion of this offering. Due to the disparate voting powers attached to these two classes of common shares, we anticipate that our existing shareholders will collectively own approximately 85.3% of our outstanding common shares immediately after this offering, representing 98.3% of our total voting power, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs, and will have considerable influence over all matters requiring a shareholders’ vote, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. In particular, our founders, Messrs. David Xueling Li, Jun Lei, Tony Bin Zhao and Jin Cao and their affiliates will beneficially own approximately 43.2% of our outstanding common shares immediately after this offering, representing 49.7% of our total voting power, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs and that no member of our management group or their affiliates will purchase any ADSs in this offering. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial. These risks could intensify if any members of our management group or their affiliates purchase ADSs in this offering.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our common shares and ADSs.

We have adopted our second amended and restated articles of association that will become effective immediately upon completion of this offering. Our new articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our common shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are a company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Unlike many jurisdictions in the United States, Cayman Islands law does not generally provide for shareholder appraisal rights on an approved arrangement and reconstruction of a company. For a discussion of significant differences between the provisions of the Corporate Law of the Cayman Islands and the law applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.” This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient. Moreover, holders of our ADSs are not entitled to appraisal rights under Cayman Islands law. ADS holders that wish to exercise their appraisal rights must convert their ADSs into our Class A common shares by surrendering their ADSs to the depositary and paying the ADS depositary fee. See “Description of Share Capital—Differences in Corporate Law—Mergers and Similar Arrangements” for additional details.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States and a substantial portion of their assets are located outside the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There are uncertainties as to whether Cayman Islands courts would:

•	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree and such use may not produce income on increase our ADS price.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, or that these net proceeds will be placed only in investments that generate income or appreciate in value.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A common shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A common shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our second amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is five days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A common shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A common shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A common shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our common shares are not subject to this discretionary proxy.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may not receive dividends or other distributions on our common shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A common shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A common shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, common shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, common shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Except where the context otherwise requires and for purposes of this prospectus only:

•

“we,” “us,” “our company” and “our” refer to YY Inc., a Cayman Islands company, its offshore subsidiaries, Duowan Entertainment Corp., NeoTasks Inc. and NeoTasks Limited, and its PRC direct and indirect subsidiaries, Huanju Shidai Technology (Beijing) Company Limited, Guangzhou Huanju Shidai Information Technology Company Limited and Zhuhai Duowan Information Technology Company Limited, and, in the context of describing our operations and consolidated financial information, also include YY Inc.’s PRC consolidated affiliated entities, Beijing Tuda Science and Technology Company Limited and Guangzhou Huaduo Network Technology Company Limited;

•

“active user” for any period means a registered user account that has logged onto YY Client at least once during such relevant period. Active users do not include users of YY.com, Duowan.com and Mobile YY because we cannot track the numbers of active users of YY.com, Duowan.com, and Mobile YY, which, unlike on YY Client, do not require users to log in;

•	“concurrent users” for any point in time means the total number of YY users that are simultaneously logged onto YY Client at such point in time;

•

“paying user” for any period means a registered user account that has purchased virtual items or other products and services on our platform at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platform; thus, the number of paying users referred to in this prospectus may be higher than the number of unique users who are purchasing virtual items or other products and services. Please see “Risk Factors—Risks Relating to Our Business—The respective number of our registered user accounts, active users, paying users and unique visitors may overstate the number of unique individuals who register to use our products and services, log onto YY Client, purchase virtual items or other products and services on our platform or access Duowan.com, respectively, and may therefore lead to an inaccurate interpretation of our average revenue per paying user metric and of our business operations by our management and by investors, and may affect advertisers’ decision on the amount spent on advertising with us;”

•

“registered user account” means a user account that has downloaded, registered and logged onto YY Client at least once since registration. We calculate registered user accounts as the cumulative number of user accounts at the end of the relevant period that have logged onto YY Client at least once after registration. Each individual user may have more than one registered user account, and consequently, the number of registered user accounts we present in this prospectus may overstate the number of unique individuals who are our registered users. Please see “Risk Factors—Risks Relating to Our Business—The respective number of our registered user accounts, active users, paying users and unique visitors may overstate the numbers of unique individuals who register to use our products and services, log onto YY Client, purchase virtual items or other products and services on our platform or access Duowan.com, respectively, and may therefore lead to an inaccurate interpretation of our average revenue per paying user metric and of our business operations by our management and by investors, and may affect advertisers’ decision on the amount spent on advertising with us;”

•

“unique visitor” to Duowan.com means a visitor to Duowan.com from a specific IP address. We limit the definition to Duowan.com visitors because the unique visitor metric is meaningful only for those seeking to advertise on Duowan.com by allowing them to evaluate the costs and benefits of advertising on Duowan.com. No subsequent visits from the same IP address during a relevant period are added to our total unique visitors count for that period. An individual who accesses Duowan.com from more than one IP address is counted as a unique visitor for each IP address he or she uses. Please see “Risk Factors—Risks Relating to Our Business—The respective number of our registered user accounts, active users, paying users and unique visitors may overstate the number of unique individuals who register to use our products and services, log onto YY Client, purchase virtual items or other products and services on our platform or access Duowan.com, respectively, and may therefore lead to an inaccurate interpretation of our average revenue per paying user metric and of our business operations by our management and by investors, and may affect advertisers’ decision on the amount spent on advertising with us;” and

•	“voice minute” means a minute in which a user is using our voice- or video-enabled services, such as listening to or talking on YY channels.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our growth strategies;

•	our ability to retain and increase our user base and expand our product and service offerings;

•	our ability to monetize our platform;

•	our future business development, results of operations and financial condition;

•	competition from companies in a number of industries including internet companies that provide online voice and video communications services and social networking companies;

•	expected changes in our revenues and certain cost or expense items;

•	our expectation regarding the use of proceeds from this offering;

•	general economic and business condition in China and elsewhere; and

•	assumptions underlying or related to any of the foregoing.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third party providers of market intelligence, including the iResearch Report that we commissioned for the purposes of this offering. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we make no representation as to the accuracy of such data.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$78.7 million, or approximately US$91.2 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$11.50 per ADS, the mid-point of the range shown on the front cover page of this prospectus. A US$1.00 change in the assumed initial public offering price of US$11.50 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$7.3 million, or approximately US$8.3 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We intend to use the net proceeds from this offering for the following purposes:

•

approximately US$15.0 million to invest in our voice and video technology and infrastructure, including purchasing servers and leasing more bandwidth to support our expanding user base and further enhancing user experience;

•

approximately US$15.0 million to expand our product development and services offerings, including through the hiring of additional research and development personnel and the further development of Mobile YY;

•	approximately US$15.0 million to expand our sales and marketing activities, including the hiring of additional sales and marketing personnel; and

•	the balance for other general corporate purposes, including working capital needs, potential acquisitions, partnerships, alliances and licensing opportunities.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries.”

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors—Risks Relating to Our Corporate Structure and Our Industry—Our PRC subsidiaries and PRC consolidated affiliated entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.” and “PRC Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to the approval of our shareholders and applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our Class A common shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2012:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of our outstanding series A, B, C-1 and C-2 preferred shares into 359,424,310 Class B common shares immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (a) the automatic conversion of all of our outstanding series A, B, C-1 and C-2 preferred shares into 359,424,310 Class B common shares immediately prior to the completion of this offering, (b) the issuance of 5,068,000 common shares to certain executive officers upon vesting of their restricted shares in October 2012, which will be automatically converted into Class B common shares upon the completion of this offering and (c) the sale of 156,000,000 Class A common shares represented by 7,800,000 ADSs by us in this offering at an assumed initial public offering price of US$11.50 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised).

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2012
	Actual		Pro forma (Unaudited)		Pro forma as adjusted(1) (Unaudited)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Mezzanine equity:
Series A preferred shares (US$0.00001 par value; 136,100,930 shares authorized, issued and outstanding on an actual basis; and none outstanding on a pro forma or pro forma as adjusted basis as of September 30, 2012)	980,144	155,975	—	—	—	—
Series B preferred shares (US$0.00001 par value; 102,073,860 shares authorized, issued and outstanding on an actual basis; and none outstanding on a pro forma or pro forma as adjusted basis as of September 30, 2012)	736,820	117,253	—	—	—	—
Series C-1 preferred shares (US$0.00001 par value; 16,249,870 shares authorized, issued and outstanding on an actual basis; and none outstanding on a pro forma or pro forma as adjusted basis as of September 30, 2012)	117,620	18,717	—	—	—	—
Series C-2 preferred shares (US$0.00001 par value; 104,999,650 shares authorized, issued and outstanding on an actual basis; and none outstanding on a pro forma or pro forma as adjusted basis as of September 30, 2012)	761,363	121,159	—	—	—	—
Shareholders’ (deficits) equity:
Common shares (US$0.00001 par value; 4,640,575,690 shares authorized, 543,340,914 shares issued and outstanding on an actual basis; nil Class A common shares and 902,765,224 Class B common shares issued and outstanding on a pro forma basis and 156,000,000 Class A common shares and 907,833,224 Class B common shares issued and outstanding on a pro forma as adjusted basis)	37	6	61	10	74	12
Additional paid-in capital(2)	543,829	86,542	3,139,752	499,642	3,634,422	578,361
Accumulated deficits	(2,377,654)	(378,366)	(2,377,654)	(378,366)	(2,377,654)	(378,366)
Accumulated other comprehensive losses	(9,049)	(1,443)	(9,049)	(1,443)	(9,049)	(1,443)

Total shareholders’ (deficits) equity(2)	(1,842,837)	(293,261)	753,110	119,843	1,247,793	198,564
Total capitalization(2)	753,110	119,843	753,110	119,843	1,247,793	198,564

(1)	The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ deficit and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$11.50 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ deficit and total capitalization by US$7.3 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A common share is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares and holders of our outstanding series A, B, C-1 and C-2 preferred shares which will automatically convert into our Class B common shares upon the completion of this offering.

Our net tangible book value as of September 30, 2012 was approximately US$0.21 per common share and US$4.20 per ADS. Net tangible book value per common share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of common shares outstanding. Dilution is determined by subtracting net tangible book value per common share from the assumed public offering price per Class A common share, after giving effect to the conversion of all outstanding preferred shares into Class B common shares immediately upon the completion of this offering and the net proceeds we will receive from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after September 30, 2012, other than to give effect to (1) the planned automatic conversion of all of our issued and outstanding series A, B, C-1 and C-2 preferred shares and common shares into the equivalent number of Class B common shares, which will occur automatically immediately prior to the completion of this offering, (2) the issuance of 5,068,000 common shares to certain executive officers upon vesting of their restricted shares in October 2012, which will be automatically converted into Class B common shares upon the completion of this offering and (3) our issuance and sale of 156,000,000 Class A common shares represented by 7,800,000 ADSs in this offering, at an assumed initial public offering price of US$11.50 per ADS, the mid-point of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma net tangible book value at September 30, 2012 would have been US$0.18 per outstanding common share or US$3.50 per ADS. This represents an immediate increase in net tangible book value of US$0.05 per Class A common share, or US$1.00 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$0.40 per Class A common share, or US$8.00 per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per common share basis assuming that the initial public offering price per Class A common share is US$0.58 and all ADSs are exchanged for Class A common shares:

Assumed initial public offering price per Class A common share	US$	0.58
Net tangible book value per common share as of September 30, 2012	US$	0.21
Pro forma net tangible book value per common share after giving effect to the automatic conversion of all of our outstanding preferred shares as of September 30, 2012	US$	0.13
Pro forma net tangible book value per common share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares and this offering as of September 30, 2012	US$	0.18
Amount of dilution in net tangible book value per Class A common share to new investors in the offering	US$	0.40
Amount of dilution in net tangible book value per ADS to new investors in the offering	US$	8.00

A US$1.00 change in the assumed public offering price of US$11.50 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma net tangible book value after giving effect to the offering by US$7.3 million, the pro forma net tangible book value per Class A common share and per ADS after giving effect to this offering by US$0.01 per Class A common share and US$0.20 per ADS and the dilution in pro forma net tangible book value per common share and per ADS to new investors in this offering by US$0.04 per Class A common share and US$0.80 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of September 30, 2012, the differences between the shareholders as of September 30, 2012, including holders of our preferred shares and taking into account holders of 5,068,000 common shares issued to certain executive officers for vested restricted shares in October 2012 that will be automatically converted into Class B common shares upon the completion of this offering, and the new investors with respect to the number of Class A common shares purchased from us, the total consideration paid and the average price per Class A common share paid at an assumed initial public offering price of US$11.50 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of common shares does not include Class A common shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Class A Common Shares Purchased		Total Consideration		Average Price Per Class A Common Share	Average Price Per ADS
	Number	Percent	Amount (US$)	Percent	US$	US$
Existing shareholders	907,833,224	85.3	92,889,354	50.9	0.10	2.00
New investors	156,000,000	14.7	89,700,000	49.1	0.58	11.50

Total	1,063,833,224	100.0	182,589,354	100.0

If the underwriters were to fully exercise the over-allotment option to purchase additional Class A common shares from us, the percentage of our common shares owned by existing shareholders would be 83.5%, and the percentage of our common shares held by new investors would be 16.5%.

A US$1.00 change in the assumed public offering price of US$11.50 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per Class A common share and average price per ADS paid by all shareholders by US$7.8 million, US$7.8 million, US$0.05 and US$0.20, respectively, assuming the sale of 7,800,000 ADSs at US$11.50, the mid-point of the range set forth on the cover page of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and tables above also assume that there has been no exercise of any outstanding stock options and that the conditions have not been satisfied for the removal of any restrictions on any other outstanding share-based awards, including restricted shares and restricted share units, as of the date of this prospectus. As of the date of this prospectus, there were 92,601,778 Class A common shares issuable upon (i) the exercise of outstanding stock options at a weighted average exercise price of US$0.0055 per Class A common share and (ii) the satisfaction of conditions and the removal of restrictions applicable to outstanding issuable restricted shares and restricted share units, and there were 63,497,168 Class A common shares available for future issuance upon the exercise of future option grants or the vesting of future restricted shares and restricted share units. The number of shares available for future issuance presented herein does not take into consideration the annual increase of up to 20,000,000 Class A common shares that the board may add to the authorized pool of awards under the 2011 Plan beginning in 2013. To the extent that (i) any of these options are exercised or (ii) the conditions for the vesting of any restricted shares or restricted share units are satisfied and applicable restrictions are removed, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our reporting currency is the Renminbi because our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Translation of financial data as of or for the year ended December 31, 2011 were made at a rate of RMB6.2939 to US$1.00, the exchange rate in effect as of December 30, 2011. Unless otherwise noted, all other translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.2840 to US$1.00, the rate in effect as of October 1, 2012. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On November 9, 2012, the rate was RMB6.2450 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8102	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012
May	6.3684	6.3242	6.3684	6.3052
June	6.3530	6.3633	6.3703	6.3530
July	6.3610	6.3717	6.3879	6.3487
August	6.3484	6.3593	6.3738	6.3484
September	6.2848	6.3200	6.3489	6.2848
October	6.2372	6.2627	6.2877	6.2372
November (through November 9)	6.2450	6.2432	6.2454	6.2393

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Under the deposit agreement with our depositary, Deutsche Bank Trust Company Americas, the federal or state courts in the City of New York shall have non-exclusive jurisdiction over any suit, action, proceeding or dispute that may arise out of or in connection with the deposit agreement, and with regard to any claim or dispute arising from the relationship created by the deposit agreement, the depositary, in its sole discretion, is entitled to refer such dispute or difference for final settlement by arbitration, with the seat and place of the arbitration being New York, New York State. Moreover, under the contractual arrangements that we entered into with Beijing Tuda and Guangzhou Huaduo, any disputes arising from those contracts that cannot be resolved through friendly negotiations will be resolved through arbitration conducted through the China International Economic and Trade Arbitration Commission in Beijing or Shanghai.

Our PRC legal counsel, Zhong Lun Law Firm, has advised us that in the event that a shareholder originates an action against a company in China for disputes related to contracts or other property interests, the PRC court may accept a course of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if (a) the contract is signed and/or performed within the PRC, (b) the subject of the action is located within the PRC, (c) the company (as defendant) has seizable properties within the PRC, (d) the company has a representative organization within the PRC, or (e) other circumstances prescribed under the PRC law. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on its behalf. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

Conyers Dill & Pearman, our legal counsel as to Cayman Islands law, has also advised us that a shareholder may commence an action against persons who have allegedly wronged the company, where the company itself has failed to enforce such claim against such persons directly. Such action is brought on the basis of a primary right of the corporation, but is asserted by a shareholder on behalf of the company commonly known as a “derivative action.” Generally, claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company’s articles of association. Civil proceedings are generally commenced by originating process (by writ or originating summons). A shareholder may commence proceedings in the Cayman Islands and may instruct an attorney to act on the shareholder’s behalf. Service of proceedings on the company is effected through the delivery of the originating process at the registered office of the company. There are no particular formalities that a non-resident shareholder must comply with to initiate and commence proceedings in the Cayman Islands.

All of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. A significant majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in Cayman Islands courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors.

We have appointed Law Debenture Corporate Services Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our legal counsel as to Cayman Islands law, and Zhong Lun Law Firm, our legal counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Conyers Dill & Pearman has advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Zhong Lun Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is rendered or on reciprocity between the jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. A judgment that does not violate the basic principles of PRC law or national sovereignty, security or public interest may be recognized and enforced by a PRC court base on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. However, as of the date of this prospectus, no treaty or other form of reciprocity exists between China and the United States or the Cayman Islands governing the recognition and enforcement of judgments. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

CORPORATE HISTORY AND STRUCTURE

We commenced operations in April 2005 with the establishment of Guangzhou Huaduo Network Technology Company Limited, or Guangzhou Huaduo, in China. Guangzhou Huaduo later became one of our PRC consolidated affiliated entities through the contractual arrangements described below.

We established Dokhi Investments Limited in the British Virgin Islands, or BVI, in July 2006 and changed its name to Duowan Limited in September 2006. In August 2006, we established Double Top Limited, which is wholly owned by Dokhi Investments Limited, in Hong Kong and changed its name to Duowan (Hong Kong) Limited in September 2006. In April 2007, we established Guangzhou Duowan Information Technology Company Limited, or Guangzhou Duowan, which was wholly owned by Duowan (Hong Kong) Limited. Guangzhou Duowan entered into a series of contractual arrangements with Guangzhou Huaduo and its shareholders, which were subsequently amended solely to reflect updated shareholder equity interests in Guangzhou Huaduo, through which Guangzhou Duowan exercised effective control over the operations of Guangzhou Huaduo.

In November 2007, we established Duowan Entertainment Corp., or Duowan BVI, in the BVI. In March 2008, we established Huanju Shidai Technology (Beijing) Company Limited, formerly known as Duowan Entertainment Information Technology (Beijing) Company Limited, or Beijing Huanju Shidai, which is wholly owned by Duowan BVI. Beijing Huanju Shidai purchased all the equity interests in Guangzhou Duowan from Duowan (Hong Kong) Limited in August 2008, and entered into a series of contractual arrangements with Guangzhou Huaduo and its shareholders through which Beijing Huanju Shidai exercises effective control over the operations of Guangzhou Huaduo. Duowan (Hong Kong) Limited was deregistered as a company and ceased to operate in May 2010.

In December 2008, Duowan BVI entered into an agreement with Morningside Technology Investments Limited and two individuals, through which Duowan BVI purchased all the equity interests in NeoTasks Inc. from Morningside Technology Investments Limited.

In March 2009, Beijing Huanju Shidai entered into an agreement with NeoTasks New Age International Media Technology (Beijing) Company Limited, or NeoTasks Beijing, through which NeoTasks Beijing was merged into Beijing Huanju Shidai. After the merger and additional capital contribution, Beijing Huanju Shidai became 96.5% held by Duowan BVI, and 3.5% held by NeoTasks Limited (formerly known as Enlight Online Entertainment Limited), a Hong Kong company, which in turn was the shareholder of NeoTasks Beijing before the merger. NeoTasks Limited is 100% owned by NeoTasks Inc., a Cayman Islands Company. In August 2009, Guangzhou Duowan was renamed Zhuhai Duowan Information Technology Company Limited.

In December 2009, Beijing Huanju Shidai entered into a series of contractual agreements with Beijing Tuda and its shareholders, which were subsequently amended solely to reflect updated shareholder equity interests in Beijing Tuda, through which agreements Beijing Huanju Shidai exercises effective control over the operations of Beijing Tuda.

In December 2010, we established Guangzhou Huanju Shidai Information Technology Company Limited, formerly known as Zhuhai Duowan Technology Company Limited, or Guangzhou Huanju Shidai, which is 100% directly owned by Duowan BVI.

Guangzhou Huaduo currently owns the domain names of YY.com and Duowan.com. Our YY platform, including YY.com, is jointly operated by personnel from Guangzhou Huaduo and Zhuhai Duowan.

Our current holding company, YY Inc., was incorporated in July 2011 as a limited liability company in the Cayman Islands. Through a share exchange on September 6, 2011, the shareholders of Duowan BVI exchanged all of their outstanding common and preferred shares in Duowan BVI for common and preferred shares of YY

Inc. on a pro rata basis. No additional consideration was paid in connection with the share exchange. As a result, Duowan BVI became a wholly owned subsidiary of YY Inc.

The following diagram illustrates our corporate structure upon the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs:

(1)	Upon the completion of this offering, our senior management and other existing shareholders will own an aggregate of 98.3% of the total voting power of our outstanding shares.
(2)	Formerly known as Zhuhai Duowan Technology Company Limited.
(3)	Formerly known as Duowan Entertainment Information Technology (Beijing) Company Limited.
(4)	Beijing Tuda is our PRC consolidated affiliated entity. Mr. David Xueling Li, our co-founder, chief executive officer and director, Mr. Tony Bin Zhao, our chief technology officer, and Mr. Jin Cao, the general manager of our website department, own 97.7%, 1.5% and 0.8% of Beijing Tuda’s equity interests, respectively.
(5)	Guangzhou Huaduo is our PRC consolidated affiliated entity. Mr. David Xueling Li, Mr. Jun Lei, our co-founder and chairman, Mr. Tony Bin Zhao, Mr. Jin Cao and Beijing Tuda own approximately 1.7%, 1.5%, 0.1%, 0.1% and 96.6% of Guangzhou Huaduo’s equity interests, respectively.

Contractual Arrangements with Beijing Tuda

The following is a summary of the currently effective contracts among our subsidiary, Beijing Huanju Shidai, our PRC consolidated affiliated entity, Beijing Tuda, and the shareholders of Beijing Tuda.

Agreements that transfer economic benefits to us

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Beijing Huanju Shidai and Beijing Tuda, as amended, Beijing Huanju Shidai has the exclusive right to provide to Beijing Tuda technology support, business support and consulting services related to Beijing Tuda’s business, the scope of which is to be determined by Beijing Huanju Shidai from time to time. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Beijing Tuda to Beijing Huanju Shidai is up to 100% of the net profit of Beijing Tuda, and the timing and amount of the fee payments shall be determined at the sole discretion of Beijing Huanju Shidai. The term of this agreement will expire in 2039 and may be extended with Beijing Huanju Shidai’s written confirmation prior to the expiration date. Beijing Huanju Shidai has sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Beijing Tuda, while neither Beijing Tuda nor its shareholders are entitled to terminate the agreement.

Exclusive Technology Support and Technology Services Agreement

Under the exclusive technology support and technology services agreement between Beijing Huanju Shidai and Beijing Tuda, as amended, Beijing Huanju Shidai has the exclusive right to provide to Beijing Tuda technology support and technology services related to all technologies needed for its business. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Beijing Tuda to Beijing Huanju Shidai is 10% of Beijing Tuda’s gross revenues. The term of this agreement will expire in 2029 and may be extended with Beijing Huanju Shidai’s written confirmation prior to the expiration date. Beijing Huanju Shidai has sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Beijing Tuda, while neither Beijing Tuda nor its shareholders are entitled to terminate the agreement.

Agreements that provide us effective control over Beijing Tuda

Powers of Attorney

Under the irrevocable powers of attorney executed by each shareholder of Beijing Tuda, each such shareholder appointed Beijing Huanju Shidai as its attorney-in-fact to exercise such shareholders’ rights in Beijing Tuda, including, without limitation, the power to vote on its behalf on all matters of Beijing Tuda requiring shareholder approval under PRC laws and regulations and the articles of association of Beijing Tuda. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Beijing Tuda.

Exclusive Option Agreement

Under the exclusive option agreement between Beijing Huanju Shidai, each of the shareholders of Beijing Tuda and Beijing Tuda, each of the shareholders irrevocably granted Beijing Huanju Shidai or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Beijing Tuda. Beijing Huanju Shidai or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing Huanju Shidai’s prior written consent, Beijing Tuda’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Beijing Tuda. The term of this agreement is ten years and may be extended at Beijing Huanju Shidai’s sole discretion.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement between Beijing Huanju Shidai and the shareholders of Beijing Tuda, the shareholders of Beijing Tuda have pledged all of their equity interests in Beijing Tuda to Beijing Huanju Shidai to guarantee the performance by Beijing Tuda and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive technology support and technology services agreement and powers of attorney. If Beijing Tuda or its shareholders breach their contractual obligations under those agreements, Beijing Huanju Shidai, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. This pledge became effective on the date the pledged equity interests were registered with the competent administration for industry and commerce and will remain effective until the pledgors are no longer the shareholders of Beijing Tuda.

Contractual Arrangements with Guangzhou Huaduo

The following is a summary of the currently effective contracts among Beijing Huanju Shidai, Guangzhou Huaduo and the shareholders of Guangzhou Huaduo.

Agreements that transfer economic benefits to us

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Beijing Huanju Shidai and Guangzhou Huaduo, as amended, Beijing Huanju Shidai has the exclusive right to provide to Guangzhou Huaduo technology support, business support and consulting services related to Guangzhou Huaduo’s business, the scope of which is to be determined by Beijing Huanju Shidai from time to time. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai is up to 100% of the net profit of Guangzhou Huaduo, and the timing and amount of the fee payments will be determined at the sole discretion of Beijing Huanju Shidai. The term of this agreement will expire in 2038 and may be extended with Beijing Huanju Shidai’s written confirmation prior to the expiration date. Beijing Huanju Shidai has sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huaduo, while neither Guangzhou Huaduo nor its shareholders are entitled to terminate the agreement.

Exclusive Technology Support and Technology Services Agreement

Under the exclusive technology support and technology services agreement between Beijing Huanju Shidai and Guangzhou Huaduo, as amended, Beijing Huanju Shidai has the exclusive right to provide to Guangzhou Beijing Huaduo technology support and technology services related to all technologies needed for its business. Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai is 10% of Guangzhou Huaduo’s gross revenues. The term of this agreement will expire in 2028 and may be extended with Beijing Huanju Shidai’s written confirmation prior to the expiration date. Beijing Huanju Shidai has sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huaduo, while neither Guangzhou Huaduo nor its shareholders are entitled to terminate the agreement.

Agreements that provide us effective control over Guangzhou Huaduo

Powers of Attorney

Under the irrevocable powers of attorney executed by each shareholder of Guangzhou Huaduo, each such shareholder appointed Beijing Huanju Shidai as its attorney-in-fact to exercise such shareholders’ rights in Guangzhou Huaduo, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huaduo requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huaduo. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Guangzhou Huaduo.

Exclusive Option Agreement

Under the exclusive option agreement between Beijing Huanju Shidai, each of the shareholders of Guangzhou Huaduo and Guangzhou Huaduo, each of the shareholders irrevocably granted Beijing Huanju Shidai or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Guangzhou Huaduo. Beijing Huanju Shidai or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing Huanju Shidai’s prior written consent, Guangzhou Huaduo’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Huaduo. The term of this agreement is ten years and may be extended at Beijing Huanju Shidai’s sole discretion.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement between Beijing Huanju Shidai and the shareholders of Guangzhou Huaduo, the shareholders of Guangzhou Huaduo have pledged all of their equity interests in Guangzhou Huaduo to Beijing Huanju Shidai to guarantee the performance by Guangzhou Huaduo and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive technology support and technology services agreement and powers of attorney. If Guangzhou Huaduo and/or its shareholders breach their contractual obligations under those agreements, Beijing Huanju Shidai, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The pledge became effective on the date the pledged equity interests were registered with the competent administration for industry and commerce and will remain effective until the pledgors are no longer the shareholders of Guangzhou Huaduo.

In the opinion of our PRC legal counsel:

•

the ownership structures of our PRC consolidated affiliated entities and our PRC subsidiaries in China, both currently and after giving effect to this offering, comply with all existing PRC laws and regulations; and

•

the contractual arrangements among Beijing Huanju Shidai, Guangzhou Huaduo and its shareholders and the contractual arrangements among Beijing Huanju Shidai, Beijing Tuda and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

•

each of our PRC subsidiaries and each of our PRC consolidated affiliated entities has all necessary corporate power and authority to conduct its business as described in its business scope under its business license. The business licenses of each of our PRC subsidiaries and each of our PRC consolidated affiliated entities are in full force and effect. Each of our PRC subsidiaries and each of our PRC consolidated affiliated entities is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of our PRC legal counsel’s knowledge after due inquiries, none of our PRC subsidiaries, PRC consolidated affiliated entities or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings; or from enforcement, execution or attachment.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our internet-based business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Relating to Our Corporate Structure and Our Industry—If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected consolidated statements of operations data for the nine months ended September 30, 2011 and 2012 and the selected consolidated balance sheet data as of September 30, 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2009	2010	2011		2011	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
						(Unaudited)
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Operations Data:
Internet value-added service
—Online game	12,976	86,316	165,933	26,380	113,368	234,239	37,275
—YY Music	—	—	52,854	8,403	27,439	180,301	28,692
—Others	853	1,282	13,589	2,161	5,010	54,825	8,725
Online advertising	18,881	40,740	87,279	13,876	60,904	83,840	13,342

Total net revenues	32,710	128,338	319,655	50,820	206,721	553,205	88,034
Cost of revenues(1)	(28,849)	(110,062)	(182,699)	(29,046)	(126,703)	(277,194)	(44,112)

Gross profit	3,861	18,276	136,956	21,774	80,018	276,011	43,922
Operating expenses(1):
Research and development expenses	(12,597)	(49,219)	(106,804)	(16,980)	(74,109)	(122,603)	(19,510)
Sales and marketing expenses	(4,951)	(12,363)	(13,381)	(2,127)	(10,622)	(10,993)	(1,749)
General and administrative expenses	(32,878)	(192,222)	(118,241)	(18,798)	(88,775)	(76,046)	(12,102)

Total operating expenses	(50,426)	(253,804)	(238,426)	(37,905)	(173,506)	(209,642)	(33,361)

Operating (loss) income	(46,565)	(235,528)	(99,488)	(15,816)	(93,488)	67,673	10,769

(Loss) income before income tax expenses	(46,534)	(236,023)	(80,455)	(12,791)	(80,639)	75,862	12,072

Net (loss) income attributable to YY Inc.	(47,116)	(238,857)	(83,156)	(13,221)	(87,181)	55,950	8,904

Amortization of beneficial conversion feature	(237)	—	—	—	—	—	—
Accretion to convertible redeemable preferred shares redemption value	(283,179)	(1,808,853)	(223,663)	(35,559)	(200,742)	(115,013)	(18,303)
Deemed dividend to series A preferred shareholders	(19)	—	—	—	—	—	—
Deemed dividend to series B preferred shareholders	(176)	—	—	—	—	—	—

Net loss attributable to common shareholders	(330,727)	(2,047,710)	(306,819)	(48,780)	(287,923)	(59,063)	(9,399)

Weighted average number of common shares used in calculating:
Basic	407,613,328	406,304,672	485,883,845	485,883,845	477,970,805	542,521,102	542,521,102
Diluted	407,613,328	406,304,672	485,883,845	485,883,845	477,970,805	542,521,102	542,521,102
Net loss per share:
Basic	(0.81)	(5.04)	(0.63)	(0.10)	(0.60)	(0.11)	(0.02)
Diluted	(0.81)	(5.04)	(0.63)	(0.10)	(0.60)	(0.11)	(0.02)

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2009	2010	2011		2011	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(Unaudited)
	(in thousands)
Cost of revenues	5,269	31,709	15,449	2,456	12,773	6,315	1,005
Research and development expenses	2,475	21,627	31,672	5,035	23,641	26,312	4,187
Sales and marketing expenses	194	1,499	1,336	212	1,024	668	106
General and administrative expenses	28,544	182,101	86,544	13,759	69,048	41,454	6,597

Total	36,482	236,936	135,001	21,462	106,486	74,749	11,895

	As of December 31,				As of September 30,
	2009	2010	2011		2012
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	Actual	Actual	Actual	Actual	Actual	Actual	Pro forma(1) (Unaudited)	Pro forma(1) (Unaudited)	Pro forma as adjusted(2) (Unaudited)	Pro forma as adjusted(2) (Unaudited)
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	106,427	83,683	128,891	20,491	317,997	50,604	317,997	50,604	812,680	129,325
Total assets	131,003	158,767	745,426	118,510	1,028,712	163,702	1,028,712	163,702	1,523,395	242,426
Total current liabilities	52,757	253,001	125,737	19,990	273,341	43,499	273,341	43,499	273,341	43,499
Total mezzanine equity	448,418	2,257,271	2,480,934	394,425	2,595,947	413,104	—	—	—	—
Accumulated deficits	(370,045)	(2,350,448)	(2,433,604)	(386,900)	(2,377,654)	(378,366)	(2,377,654)	(378,366)	(2,377,654)	(378,366)
Total shareholders’ (deficits) equity	(370,172)	(2,351,505)	(1,861,693)	(295,976)	(1,842,837)	(293,261)	753,110	119,843	1,247,793	198,564

(1)	The unaudited consolidated balance sheet data as of September 30, 2012 on a pro forma basis reflect the automatic conversion of all of our outstanding series A, B, C-1 and C-2 preferred shares into 359,424,310 Class B common shares immediately prior to the completion of this offering.
(2)	The unaudited consolidated balance sheet data as of September 30, 2012 on a pro forma as adjusted basis reflect (a) the automatic conversion of all of our outstanding series A, B, C-1 and C-2 preferred shares into 359,424,310 Class B common shares immediately prior to the completion of this offering; (b) the issuance of 5,068,000 common shares to certain executive officers upon vesting of their restricted shares in October 2012, which will be automatically converted into 5,068,000 Class B common shares upon the completion of this offering and (c) the sale of 156,000,000 Class A common shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$11.50 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Non-GAAP Financial Measure

Adjusted Net Loss or Income

To provide investors with additional information about our financial results, we disclose within this prospectus adjusted net loss or income, a non-GAAP financial measure. We have provided below a reconciliation between adjusted net loss or income and net loss or income, the most directly comparable GAAP financial measure.

We have included adjusted net loss or income in this prospectus because it is a key measure we use to evaluate our operating performance, generate future operating plans and make strategic decisions for the allocation of capital. Accordingly, we believe that adjusted net loss or income provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP.

The following table presents a reconciliation between adjusted net loss or income and net (loss)/income, the most directly comparable GAAP financial measure.

	For the year Ended December 31,				For the Nine Months Ended September 30,
	2009	2010	2011		2011	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(Unaudited)
	(in thousands)
Reconciliation of Net (Loss) Income to Adjusted Net (Loss) Income:
Net (loss) income	(47,116)	(238,857)	(83,156)	(13,221)	(87,181)	55,950	8,904
Share-based compensation	(36,482)	(236,936)	(135,001)	(21,462)	(106,486)	(74,749)	(11,895)

Adjusted net (loss) income	(10,634)	(1,921)	51,845	8,241	19,305	130,699	20,799

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

YY is a revolutionary rich communication social platform. YY Client, our core product launched in China in July 2008, has attracted 400.5 million registered user accounts as of September 30, 2012. Users spent an aggregate of 393.0 billion voice minutes on YY Client in the first nine months of 2012. We achieved approximately 10.0 million peak concurrent users and approximately 70.5 million monthly active users on YY in August 2012. Because we do not operate our platform on a real name basis, however, certain metrics may overstate the number of unique individuals using or paying for our products and services. See “Risk Factors—Risks Relating to Our Business—The respective number of our registered user accounts, active users, paying users and unique visitors may overstate the number of unique individuals who register to use our products and services, log on to YY Client, purchase virtual items or other products and services on our platform or access Duowan.com, respectively, and may therefore lead to an inaccurate interpretation of our average revenue per paying user metric and of our business operations by our management and by investors, and may affect advertisers’ decisions on the amount spent on advertising with us.”

We derive our revenues primarily from IVAS and online advertising. We derived 42.3%, 68.3%, 72.7% and 84.8% of our total net revenues from IVAS in 2009, 2010, 2011 and the nine months ended September 30, 2012, respectively, with online advertising accounting for the remainder of our revenues. Revenues from IVAS are primarily generated through web games, YY Music and other services on our platform. Online advertising revenues are primarily generated from sales of different forms of advertising on Duowan.com. In 2011 and the nine months ended September 30, 2012, revenues generated from advertisements on Duowan.com contributed to 93.8% and 96.7% of our total advertising revenues, respectively. We currently do not allow advertising on YY.com and Mobile YY, and have minimal advertising on YY Client. Although we do not currently derive revenues from Mobile YY, we have plans to monetize it by selling virtual items on Mobile YY in the future. We expect to derive an increasing portion of our revenues from IVAS in the future. This trend may pose new challenges to us, including, for example, the need to develop more popular products and services in response to user demand and the need to recruit and retain talented personnel for technology and product development purposes. IVAS revenues depend on the popularity of the online games on our platform and the growth of other types of channels or activities for which IVAS are available, such as YY Music.

We began our operations in 2005 by launching Duowan.com, a popular online web portal hosting game media content. We have grown significantly in recent years, developing and introducing YY Client in 2008 and making YY Client available for mobile users through Mobile YY in September 2010. YY Client’s average daily active users increased from 10.3 million in December 2010 to 13.5 million in December 2011. In September 2012, the number of average daily active users for YY Client grew to 15.3 million, compared to 12.2 million in September 2011. We believe that we will be able to further expand our existing user base and to capitalize on our large and highly engaged user base and our open platform by exploring additional monetization opportunities. Our total net revenues increased from RMB32.7 million in 2009 to RMB128.3 million in 2010 and to RMB319.7 million (US$50.8 million) in 2011, representing a CAGR of 212.6% from 2009 to 2011. For the nine months ended September 30, 2012, our total net revenues grew to RMB553.2 million (US$88.0 million), representing a

167.6% increase from RMB206.7 million for the nine months ended September 30, 2011. We had net losses of RMB47.1 million, RMB238.9 million and RMB83.2 million (US$13.2 million) in 2009, 2010 and 2011, respectively, and in the nine months ended September 30, 2012, we had a net income of RMB56.0 million (US$8.9 million). We have issued share incentive awards to motivate our employees, officers and consultants since our inception, and incurred significant share-based compensation expenses in the past. Our share-based compensation expenses increased significantly in 2010, primarily due to a charge caused by a re-measurement of our liability-classified share-based compensation awards. Treatment of our share-based compensation awards has reverted to the equity-based method in late 2011. Our adjusted net loss, a non-GAAP measure that excludes non-cash share-based compensation expenses, decreased from RMB10.6 million in 2009 to RMB1.9 million in 2010, and in 2011, we had an adjusted net income—also a non-GAAP measure that excludes non-cash share-based compensation—of RMB51.8 million (US$8.2 million). In the nine months ended September 30, 2012, our adjusted net income amounted to RMB130.7 million (US$20.8 million) compared to RMB19.3 million in the same period in 2011. For information regarding adjusted net (loss) income and a reconciliation of each to net (loss) net income, see “Prospectus Summary—Our Summary Consolidated Financial Data—Non-GAAP Financial Measure” on page 14.

Our results of operations are subject to certain seasonal fluctuations. For example, the number of online users tend to be lower during school holidays and certain parts of the school year, and advertising revenues tend to be lower during the Chinese New Year season, which negatively affects our cash flow for those periods. However, such seasonal fluctuations are relatively brief and predictable and have not posed any significant operational and financial challenges to our business. See “—Seasonality” for additional details regarding the effects of seasonality on our cash flow, operating performance and financial results.

Selected Statement of Operations and Comprehensive Loss Items

Revenues

In the years ended December 31, 2009, 2010 and 2011 and the nine months ended September 30, 2012, we had derived our revenues primarily from IVAS and online advertising. Our IVAS revenues are primarily comprised of revenues from the paying users of online games, YY Music and, to a lesser degree, our membership subscriptions. The online games we currently offer on YY Client are all web games, which are a type of online games that can be run from an internet browser and requires an internet connection to play. Our online advertising revenues primarily consist of revenues from the sale of online advertising in various formats primarily on our Duowan.com online portal. We expect that in the future, as is the case in 2012, an increasing portion of our revenues will be derived from non-game IVAS revenues, including revenues from in-channel virtual items sold on YY Client, such as virtual flowers and gifts for use in various channels, as well as other new online products and services that we recently launched or expect to offer in the future. We expect that revenues we receive from the membership program we launched in October 2011, which grants users enhanced privileges for monthly subscription fees, will increase in the future.

The average revenue per paying user for our membership program is lower than that for our online games and YY Music due to the fact that we charge a relatively low membership fee of RMB20.0 per month in order to attract a large subscriber base for this program. In the three months ended September 30, 2012, the average revenue per paying user for our membership program was RMB59, as compared to RMB296 for our online games and RMB247 for YY Music. Although the number of paying users of online games decreased since the launch of our membership program, primarily due to seasonality and certain events in the first nine months of 2012, we believe our membership program has attracted additional paying users rather than causing a migration of paying users from online games or YY Music to our membership program. Therefore, we believe that such decrease in the number of paying users of online games is separate from and not a result of the growth of our membership program and expect our membership program to continue to increase and have a positive impact on our revenues. For a detailed explanation of the reasons for the recent decrease in the number of paying users of online games, see “—IVAS revenues” below. See also “Risk Factors—Risks Relating to Our Business—The revenue models for each of YY Music and our membership program is relatively new and may not remain effective, which may cause us to lose users and materially and adversely affect our business, financial condition and results of operations.”

The following table sets forth the principal components of our total net revenues by amount and as a percentage of our total net revenues for the periods presented.

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2009		2010		2011			2011		2012
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
										(Unaudited)
	(in thousands, except for percentages)
Total net revenues:(1)
IVAS:
Online games	12,976	39.7	86,316	67.3	165,933	26,380	51.9	113,368	54.8	234,239	37,275	42.3
YY Music	—	—	—	—	52,854	8,403	16.5	27,439	13.3	180,301	28,692	32.6
Others	853	2.6	1,282	1.0	13,589	2,161	4.3	5,010	2.4	54,825	8,725	9.9
Online advertising	18,881	57.7	40,740	31.7	87,279	13,876	27.3	60,904	29.5	83,840	13,342	15.2

Total	32,710	100.0	128,338	100.0	319,655	50,820	100.0	206,721	100.0	553,205	88,034	100.0

(1)	Revenues are presented net of rebates and discounts.

IVAS revenues. We generate revenues from (i) the sales of virtual items under the offering of web games developed by us or by third parties under revenue-sharing arrangements on YY Client, (ii) the sale of in-channel virtual items to be used on YY Music and (iii) other revenues, including membership subscription fees. Users play web games on YY and access channels free of charge, but are charged for purchases of virtual items which can be used in online games or YY channels.

The most significant factors that directly affect our IVAS revenues include:

•

The number of paying users. The number of our paying users increased from approximately 31,000 in July 2009, the first month in which we began tracking paying user numbers, to 50,000 in December 2009, 70,000 in December 2010, 357,000 in December 2011 and 400,000 in September 2012. We had approximately 1.4 million paying users in the full year 2011 and approximately 1.8 million paying users in the first nine months of 2012. We calculate the number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on YY Client at least once during the relevant period. We were able to achieve an increase in paying users primarily due to (a) a significant increase in the number of active users due to the increasing popularity of YY Client, and (b) an increase in the number of virtual items we offer, which in turn resulted from the increased number of online games we host and our launch of virtual items for sale on YY Music in March 2011. We expect that the number of our paying users will continue to grow in the future as we expand our services and products offerings and further monetize our existing platform. The number of our registered user accounts, paying users, active users and unique visitors overstates the number of unique individual users we have, however. See “Risk Factors—Risks Relating to Our Business—The respective number of our registered user accounts, active users, paying users and unique visitors overstates the numbers of unique individuals who register to use our products and services, log on to YY Client, purchase virtual items or other products and services on our platform or access Duowan.com, respectively, and may therefore lead to an inaccurate interpretation of our average revenue per paying user metric and of our business operations by our management and by investors, and may cause advertisers to reduce the amount spent on advertising with us.”

•	The average revenue per paying user, or ARPU. Our ARPU for IVAS was approximately RMB177.9, RMB164.3 and RMB255.4 (US$40.6) in 2010 and 2011 and the nine months ended September 30,

2012, respectively. ARPU is calculated by dividing our total revenues from IVAS during a given period by the number of paying users for that period. As we begin to generate revenues from an increasing variety of IVAS, our ARPU may fluctuate from period to period due to the mix of IVAS purchased by our paying users. The changes in ARPU are primarily the result of (a) an increase in the number of virtual items available on our platform, (b) an increase in the average price of the virtual items that can be purchased for use in our channels, (c) the launch of YY Music in March 2011, which has a lower ARPU when compared to online games, (d) the launch of our membership program, which currently charges a relatively low membership fee of RMB20.0 per month, in October 2011. We had approximately 158,000 members in our membership program as of December 31, 2011 and approximately 404,000 members as of September 30, 2012.

The number of paying users for each year typically increases as the number of active users increases. The number of our monthly active users increased from 35.4 million in December 2010 to 53.4 million in December 2011 to 66.1 million monthly active users in September 2012. Meanwhile, ARPU fluctuated during that period because of our launch of new online games, our effective promotion of commercially successful games and our launch of YY Music, offset by the fact that, at times, our paying user numbers grew faster than our revenues primarily due to the lower ARPU of paying users for YY Music and our membership program.

The following table sets forth the approximate paying users and average revenue per paying user data for each of the quarters in the period from July 1, 2010 to September 30, 2012, broken down by different key areas of our business. The numbers of paying users and average revenue per paying users fluctuate on a quarterly basis, because they are often affected by a variety of factors such as seasonality and the number and type of promotions that may be conducted from time to time.

	For the Three Months Ended
	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012
Average monthly active users:
—Online games(1)	—	24,342,000	28,991,000	31,581,000	32,210,000	33,242,000	33,705,000	36,862,000	37,307,000
—YY Music(2)	—	10,587,000	14,691,000	18,522,000	19,707,000	21,061,000	21,804,000	24,705,000	26,573,000
—YY platform(3)	—	32,178,000	39,366,000	46,537,000	49,250,000	51,877,000	56,127,000	62,960,000	68,856,000

Paying users:
—Online games(4)	143,000	136,000	217,000	234,000	279,000	354,000	327,000	274,000	283,000
—YY Music(5)	—	—	2,700	97,000	150,000	225,000	230,000	232,000	355,000
—Membership subscription(6)	—	—	—	—	—	236,000	281,000	321,000	356,000

	(RMB)
Average revenue per paying user:
—Online games(4)	183	200	159	159	149	148	210	298	296
—YY Music(5)	—	—	15	99	119	113	147	254	247
—Membership subscription(6)	—	—	—	—	—	21	38	47	59

(1)	Data for online games herein refers to the average number of monthly active users that have visited the game channels of YY platform at least once in the relevant quarter.
(2)	Data for online music herein refers to the average number of monthly active users that have visited the music channels of YY platform at least once in the relevant quarter.
(3)	Data for YY platform herein refers to the average number of monthly active users that have visited YY platform at least once in the relevant quarter. A user that has visited both game channels and music channels of YY platform in the relevant period is counted as one active user for YY platform and one active user for each of online games and YY Music.
(4)	Data for online games herein refers exclusively to data regarding YY platform’s web games available in the game center. See “Business—The YY Platform—YY Client—Game Center on YY Client.”
(5)	We launched our YY Music platform in March 2011.
(6)	We launched our membership program in October 2011.

The number of paying users of online games decreased from 354,000 in the three months ended December 31, 2011 to 327,000 in the three months ended March 31, 2012 and further to 274,000 in the three months ended June 30, 2012, rising slightly to 283,000 in the three months ended September 30, 2012. The second quarter of 2012 represented our lowest number of paying users of online games since the second quarter of 2011. The decrease in the number of paying users of online games in the first and second quarters of 2012 was primarily due to certain special operational measures that we took in those quarters. In the normal course of business, we sell bundled packages of virtual items at different face values. In the first and second quarters of 2012, to streamline administration of bundled packages, we suspended the sales of bundled packages below a certain face value. As a result, the users who only wanted to purchase bundled packages at lower face values ceased to purchase bundled packages during this period, which contributed to the reduction in the number of paying users in the first and second quarters of 2012. We resumed the normal practice of selling bundled packages at lower face value in August 2012. Seasonality, to a lesser extent, also contributed to the decrease in the number of paying users of online games in the first quarter of 2012. The number of paying users of online games tends to be lower during public holidays such as the Chinese New Year holidays, which in 2012 fell in late January. In the second quarter of 2012, we deactivated some paying user accounts suspected of being improper user accounts that were registered and used in violation of our policies. These deactivations also contributed to the decrease in the number of paying users of online games in such quarter. Although the number of paying users of online games increased in the third quarter of 2012 compared to the second quarter of 2012, it has still decreased compared to its peak in the fourth quarter of 2011 and we cannot assure you that this number will continue to increase or that it will not decrease in the future, whether due to seasonality or other factors.

The number of paying users of YY Music increased slightly from 225,000 in the three months ended December 31, 2011 to 230,000 in the three months ended March 31, 2012 and further to 232,000 in the three months ended June 30, 2012. The number of paying users of YY Music reached 355,000 in the three months ended September 30, 2012. The slower increase in paying users of YY Music in the first and second quarters of 2012 was mainly due to the quarterly fluctuations of YY Music paying users. Since the launch of YY Music, we have conducted marketing campaigns and promotional activities coinciding with popular western or Chinese festivals celebrated by young Chinese people, many of which are in the fourth quarter and ending with the Chinese New Year holidays which typically fall in the first half of the first quarter. These promotions encourage users to purchase virtual items and give them as gifts to performers on YY Music channels as a means of celebration, resulting in a higher number of paying users for YY Music for the fourth quarter. After the Chinese New Year holidays, we launched fewer special events since there are fewer festivals in the rest of the first quarter and the second quarter. As a result, the number of paying users of YY Music increased at a slower pace in the first and second quarters of 2012. In the third quarter of 2012, the paying users of YY Music increased significantly as compared to the second quarter, primarily because the above-mentioned seasonality factors generally do not apply in the third quarter, therefore allowing our paying user numbers to experience normal growth in line with our growing business in the third quarter of 2012.

The number of paying users for our membership subscription has increased at a relatively steady pace since the launch of our membership program in October 2011, from 236,000 in the three months ended December 31, 2011 to 281,000 in the three months ended March 31, 2012, 321,000 in the three months ended June 30, 2012 and 356,000 in the three months ended September 30, 2012. The growth in paying users for membership subscriptions was mainly due to our continued expansion of the enhanced privileges provided to members, including access to new and unreleased channel functions such as additional video usage, priority entrance to certain live performances, and exclusive rights to access VIP avatars, VIP ring-tones, VIP fonts and VIP emoticons. The growth reflects our continual improvement of membership services, all of which have led to a better member experience and word of mouth referrals.

Other significant factors that directly or indirectly affect our IVAS revenues include:

•	our ability to offer new and attractive products and services that allow us to monetize our platform;

•	our ability to attract and retain a large user base;

•	the terms of our arrangements with third party game developers and service providers as well as certain popular performers and channel owners on YY Music; and

•	competition in China’s online games and other IVAS markets.

We historically derived a significant portion of our revenues from a limited number of popular online games, all of which are web games, primarily through selling in-game virtual items for these games. For example, DDTank, one of our most popular online games, contributed 62.8%, 46.5% and 16.5% of our online game revenues, 62.0%, 33.3% and 8.2% of our total IVAS revenues as well as 42.3%, 24.2% and 7.0% of our total revenues in 2010, 2011 and the nine months ended September 30, 2012, respectively. DDTank was developed by Shenzhen 7Road Technology Co., Ltd., or 7Road, a third party game developer. See “—Contract with DDTank” for a description of the joint operation agreement between Guangzhou Huaduo and 7Road in relation to the joint operation of DDTank and the offering of other game-related services. Business Tycoon, another popular online game on YY platform, contributed 11.0%, 6.3%, 0.5% and zero of our online game revenues and 4.3%, 4.3%, 0.2% and zero of our total revenues in 2009, 2010, 2011 and the nine months ended September 30, 2012, respectively. Business Tycoon was developed by Haikou Dynamic Vanguard Network Technology Co., Ltd., a third party game developer. Kingdom, another of our most popular online games, contributed 46.3%, 11.4%, 2.1% and 0.1% of our online game revenues and 18.4%, 7.7%, 1.1% and zero of our total revenues in 2009, 2010, 2011 and the nine months ended September 30, 2012, respectively. Kingdom was developed by one of our PRC consolidated affiliated entities, Guangzhou Huaduo. Hero on Expedition, which was launched in 2011, contributed 9.7% and 9.3% of our online game revenues and 5.1% and 3.9% of our total revenues in 2011 and the nine months ended September 30, 2012, respectively. Hero on Expedition was developed by Guangzhou Youguo Information Technology Co., Ltd., a third party game developer. A vast majority of our popular online games are developed by third party game developers under revenue-sharing arrangements that typically last one to two years. We currently receive only a relatively small amount of monthly revenues from self-developed games and have no plans to develop any more games in the future. Due to the fact that our large user base makes us a desirable platform for game developers to launch and operate their games, we believe we will continue to retain existing and attract additional online game developers.

We expect an increasing portion of our revenues from IVAS will continue to be derived from the sales of non-game virtual items and services as we capitalize on monetization opportunities. For example, our revenues from virtual items sold on YY Music increased from 16.5% of total revenues for the year ended December 31, 2011 to 32.6% of total revenues for the nine months ended September 30, 2012; we expect that such revenues will represent an increasingly larger portion of our revenues in the future. In addition, we expect that a large portion of our IVAS revenues will continue to be derived from online games generated from third party online game developers in the future, as we do not intend to further internally develop any additional online games. However, in the future, we expect to derive a lower percent of our revenues from online games as a whole, as we expect to monetize other non-game aspects of the YY platform, such as YY Music and our membership program. We launched our membership program in October 2011 and generated revenues from membership subscription fees of RMB46.7 million (US$7.4 million) in the nine months ended September 30, 2012.

Online advertising revenues. We offer a wide range of online advertising formats and solutions. We enter into advertising contracts with third party advertising agencies as well as with advertisers directly. Advertisers pay to place advertisements on Duowan.com in different formats over a particular period of time. Such formats include banners, text-links, videos, logos, and buttons. Advertisements on Duowan.com are charged primarily on the basis of duration with pricing variations depending on the size and the prominence of the locations for these advertisements, and advertising contracts establish the advertising services to be provided and the prices for such services. In 2009, 2010 and 2011 and the nine months ended September 30, 2012, a vast majority of our online advertising revenues were derived from pay-for-time arrangements under which we charge advertisers depending on the duration of display for an advertisement or a series of advertisements.

The most significant factors that directly affect our online advertising revenues include:

•

The number of advertisers that use our online advertising services. The number of advertisers that use our online advertising services increased from 105 in 2009 to 120 in 2010 to 140 in 2011, and increased from 119 in the nine months ended September 30, 2011 to 124 in the nine months ended September 30, 2012. We calculate the number of advertisers during a given period as the number of advertisers to whom we have delivered advertising services during that period. An advertiser to whom we deliver services more than once in a period is counted as one advertiser for that period.

•

The average revenues per advertiser. Our average revenues per advertiser increased from approximately RMB180,000 in 2009 to RMB340,000 in 2010 to RMB623,000 (US$98,000) in 2011, average revenues per advertiser also increased from approximately RMB512,000 in the nine months ended September 30, 2011 to approximately RMB676,000 (US$107,000) in the nine months ended September 30, 2012. The amount of average advertising spend per advertiser is the result of our total advertising revenues during a given period divided by the number of advertisers for that period.

The number of our advertisers and the average spending per advertiser are in turn driven by the increase in the number of unique visitors to Duowan.com, because larger visitor numbers indicate better advertising reach for advertisers, which leads to increased use of Duowan.com by advertisers. The number of average daily unique visitors to Duowan.com increased from approximately 4.5 million in December 2009 to 5.5 million in December 2010, 9.9 million in December 2011 and 17.3 million in September 2012.

Other significant factors that directly or indirectly affect our online advertising revenues include the following:

•	acceptance by advertisers of online advertising in general as an effective marketing channel;

•	advertisers’ total online advertising budgets;

•	our ability to attract new advertisers and retain existing advertisers;

•	our ability to continue providing innovative advertising solutions which enable advertisers to reach their target customers; and

•	changes in government regulations or policies affecting the internet and online advertising industries.

In the first nine months of 2012, the majority of our revenues shifted from online advertising to IVAS. We believe that the significant growth in revenues generated from IVAS is attributable to multiple factors including (1) the increase in the number of web games operated by us and, as a result, the increase in the number of virtual items a user may purchase, (2) the official launch and increasing popularity of YY Music and the introduction of our membership program in 2011, and (3) the increase in average prices of the virtual items that can be purchased by users in channels. On the other hand, we continue to rely on Duowan.com for a majority of our online advertising revenues. Although the number of advertisers who use our advertising services and the average revenues per advertiser continue to grow, which contribute to the continuing growth in online advertising revenues, the growth rate of online advertising revenues is not as fast as that of our IVAS revenues. In the first nine months of 2012, our revenues generated from IVAS grew by 221.9% as compared to the same period in 2011, while our revenues generated from online advertising grew by 37.7%.

Cost of Revenues

Cost of revenues consists primarily of (i) bandwidth costs, (ii) share-based compensation, (iii) salary and welfare, (iv) business tax and surcharges, (v) depreciation and amortization, (vi) payment handling costs and (vii) YY Music activities costs. In the future, we anticipate that YY Music activities costs, which primarily consist of commissions offered to popular performers and channel owners in different YY Music channels, will contribute significantly to our cost of revenues. We expect that our cost of revenues will increase in absolute amount as we further grow our user base and expand our revenue-generating services.

Bandwidth costs. Our bandwidth costs increased from RMB8.5 million in 2009 to RMB32.5 million in 2010 and to RMB75.1 million (US$11.9 million) in 2011, and increased from RMB49.7 million in the nine months ended September 30, 2011 to RMB102.7 million (US$16.3 million) in the same period in 2012. We expect bandwidth costs to increase as our user base continues to expand and as YY Music and other video-related services become more popular in the future.

Share-based compensation. Our share-based compensation allocated to the cost of revenues increased from RMB5.3 million in 2009 to RMB31.7 million in 2010 and to RMB15.4 million (US$2.4 million) in 2011, and decreased from RMB12.8 million in the nine months ended September 30, 2011 to RMB6.3 million (US$1.0 million) in the same period in 2012. The share-based compensation expenses increased significantly in 2010 primarily due to a charge caused by re-measurement of our liability-classified share-based compensation awards. In 2011, the share-based compensation expenses decreased as compared to 2010 due to the liability-classified share-based compensation awards being changed to equity-classified in late 2011 and certain awards granted to Mr. David Xueling Li, our chief executive officer, that vested in 2010, but increased as compared to 2009 due to the expansion of our business and the distribution of options, restricted shares and restricted share units to recruit and retain talents for our company. The share-based compensation expenses in the nine months ended September 30, 2012 decreased as compared to the nine months ended September 30, 2011 because (a) we are using the graded vesting method to recognize share-based compensation costs and expenses, (b) some awards granted fully vested before 2012, and (c) the share options and NeoTasks restricted shares granted were previously classified using the liability method and subject to remeasurement, but was modified back to equity-method on September 15, 2011.

Salary and welfare. Our salary and welfare costs increased from RMB6.9 million in 2009 to RMB23.5 million in 2010 and to RMB33.4 million (US$5.3 million) in 2011, and increased from RMB25.2 million in the nine months ended September 30, 2011 to RMB32.7 million (US$5.2 million) in the same period in 2012. We expect our salary and welfare costs to increase as we continue to hire additional employees in line with the expansion of our business.

Business tax and surcharges. Our business tax and surcharges increased from RMB2.3 million in 2009 to RMB7.2 million in 2010 and to RMB16.5 million (US$2.6 million) in 2011, and increased from RMB10.8 million in the nine months ended September 30, 2011 to RMB21.5 million (US$3.4 million) in the same period in 2012. We expect our business tax and surcharges to increase as our total revenues continue to grow.

Depreciation and amortization. Our depreciation and amortization increased from RMB2.3 million in 2009 to RMB4.3 million in 2010 to RMB12.0 million (US$1.9 million) in 2011, and increased from RMB7.9 million in the nine months ended September 30, 2011 to RMB17.6 million (US$2.8 million) in the same period in 2012. We expect depreciation and amortization to increase as we continue to expand our operations and purchase servers and other equipment or intangibles directly related to the operating of our platform and business.

Payment handling costs. Our payment handling costs increased from RMB1.7 million in 2009 to RMB6.8 million in 2010 and to RMB9.3 million (US$1.5 million) in 2011, and increased from RMB6.7 million in the nine months ended September 30, 2011 to RMB16.0 million (US$2.5 million) in the same period in 2012. We expect payment handling costs to increase as we continue to grow our paying users and expand our paid service offerings.

YY Music activities costs. Our YY Music activities costs, which primarily consisted of the portion of the commissions offered to certain popular performers and channel owners in different YY Music channels, amounted to RMB3.2 million and RMB62.0 million (US$9.9 million) in the nine months ended September 30, 2011 and the nine months ended September 30, 2012, respectively. We expect YY Music activities costs to increase as we continue to expand our YY Music service and product offerings and grow our paying users for YY Music.

Operating Expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses and (iii) general and administrative expenses. The following table sets forth the components of our operating expenses for the periods indicated, both in absolute amounts and as percentages of our total net revenues.

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2009		2010		2011			2011		2012
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	12,597	38.5	49,219	38.4	106,804	16,980	33.4	74,109	35.8	122,603	19,510	22.2
Sales and marketing expenses	4,951	15.1	12,363	9.6	13,381	2,127	4.2	10,622	5.1	10,993	1,749	2.0
General and administrative expenses	32,878	100.5	192,222	149.8	118,241	18,798	37.0	88,775	42.9	76,046	12,102	13.7

Total operating expenses	50,426	154.2	253,804	197.8	238,426	37,905	74.6	173,506	83.9	209,642	33,361	37.9

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for research and development personnel and rental and depreciation of office premise and servers utilized by the research and development personnel. Research and development expenses generally increased in the past three years ended December 31, 2011 and the nine months ended September 30, 2012, due to the need for additional research and development personnel to accommodate the rapid growth of our business. We expect our research and development expenses in absolute amount to increase as we intend to retain existing research and development personnel and also hire new ones to, among other things, develop new series of applications for our platform, improve technology infrastructure to further enhance user experience, and further develop enhanced features for Mobile YY to reach more users. In particular, because of the inherent limitations of mobile devices, such as a smaller display screen space as compared to PCs, we may not be able to provide as many kinds of virtual items as are available on YY Client, which may limit Mobile YY’s monetization potential and require more research and development resources devoted to developing products and features for Mobile YY. See “Risk Factors—Risks Relating to Our Business—If we are unable to successfully capture and retain the growing number of users that access internet services through mobile devices, or successfully monetize Mobile YY, our business, financial condition and results of operations may be materially and adversely affected.”

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries, benefits and commissions for our sales and marketing personnel, share-based compensation expenses and advertising and promotion expenses. Our sales and marketing expenses generally increased over the past three years ended December 31, 2011, primarily reflecting increased commissions for our sales and marketing personnel as our advertising revenues increased and increased efforts to serve and maintain close relations with an increasing number of advertisers. Our sales and marketing expenses for the nine months ended September 30, 2012 increased slightly compared to the nine months ended September 30, 2011, primarily because we hosted a live celebration event on YY in July 2012 to celebrate the fourth anniversary of the launch of YY platform, leading to an increase in our sales and marketing expenses. We expect that our sales and marketing expenses will increase in absolute amount in the near term as we expect to increase commission for our sales and marketing personnel due to increased advertising demand and, to a lesser extent, the hiring of additional sales and marketing personnel.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits, including share-based compensation for our general and administrative personnel, professional service fees, legal expenses and other administrative expenses. Our general and administrative expenses generally increased over the past three years ended December 31, 2011 as our business expanded, primarily due to the hiring of additional management and administrative staff and increase in share-based compensation expenses. Our general and administrative expenses decreased in the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011, primarily due to a decrease in our share-based compensation expenses for the period. We expect our general and administrative expenses to increase in the future as our business grows and we incur increased costs related to complying with our reporting obligations under the U.S. securities laws as a public company.

Share-based Compensation Expenses

Our operating expenses include share-based compensation expenses as follows:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2009	2010	2011		2011	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Research and development expenses	2,475	21,627	31,672	5,035	23,641	26,312	4,187
Sales and marketing expenses	194	1,499	1,336	212	1,024	668	106
General and administrative expenses	28,544	182,101	86,544	13,759	69,048	41,454	6,597

Total	31,213	205,227	119,552	19,006	93,713	68,434	10,890

We grant stock-based award such as, but not limited to, share options, restricted shares, restricted share units and warrants to eligible employees, officers, directors, and non-employee consultants. Awards granted to employees, officers, and directors are initially accounted for as equity-classified awards, which are measured at the grant date fair value of the award and are recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. Awards granted to non-employees are initially measured at fair value on the grant date and periodically re-measured thereafter until the earlier of the performance commitment date or the date the service is completed and recognized over the period in which the service is provided.

As a result of repurchases of certain awards offered in 2009 and in 2011, certain initially equity-classified employee and non-employee awards have been reclassified as a liability-classified awards, as these awards were deemed to have a substantive cash settlement feature. These awards are re-measured at the end of each reporting period until either the substantive cash settlement is terminated or the holder of the awards is exposed to the market value fluctuation of the underlying shares for a reasonable period of time (at least six months), or the awards are settled, cancelled or expire unexercised.

On September 15, 2011, our board of directors resolved not to undertake any repurchases of vested or unvested share-based compensation awards, except under those conditions specified in the relevant award scheme and grant documents. Accordingly, the classification of the liability-classified awards were changed to being equity-classified, and the related liability was reclassified as additional paid-in capital on the modification date. After the awards were changed to equity-classified awards, they were measured based on the fair value of the awards on September 15, 2011, and the expenses to be recognized over the remaining requisite service period are calculated using the graded vesting attribution method.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from August 2, 2011.

British Virgin Islands

As Duowan BVI is a BVI business company subject to the provisions of the BVI Business Companies Act, it is exempt from all provisions of the Income Tax Act of the BVI (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by us to persons who are not persons resident in the BVI).

Capital gains realized with respect to any shares, debt obligations or other securities of a company by persons who are not persons resident in the BVI are also exempt from all provisions of the Income Tax Act of the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligations or other securities of us, save for interest payable to or for the benefit of an individual resident in the European Union.

Hong Kong

No Hong Kong profits tax has been provided as we have no assessable profit arising in Hong Kong.

PRC

Current taxation primarily represented the provision for a state and local corporate income tax, or EIT, for subsidiaries and VIEs operating in the PRC. Prior to January 1, 2008, companies established in the PRC were generally subject to EIT at statutory rates of 30% and 3% respectively. On March 16, 2007, the PRC National People’s Congress promulgated the New EIT Law, which became effective on January 1, 2008. These subsidiaries and VIEs are subject to new EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws and regulations in the PRC. All our PRC entities are subject to EIT at a rate of 25%, with the exception of any preferential treatments they may receive, such as the 15% preferential tax rate that Guangzhou Huaduo can enjoy for the years from 2011 to 2012 due to its qualification as a high and new technology enterprise.

According to a policy promulgated by the state tax bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year, or Super Deduction. Guangzhou Huaduo has claimed such Super Deduction in ascertaining its tax assessable profits for 2009, 2010 and 2011 and the nine months ended September 30, 2012, and Zhuhai Duowan claimed such Super Deduction in ascertaining its tax assessable profits for the year of 2011 and the nine months ended September 30, 2012.

In addition, according to the New EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from Beijing Huanju Shidai and Guangzhou Huanju Shidai to our company out of any profits Beijing Huanju Shidai and its subsidiaries and Guangzhou Huanju Shidai derived after January 1, 2008. We do not have any present plan to pay out the retained earnings in the PRC subsidiaries and PRC consolidated affiliated entities in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business. Accordingly, no such WHT has been accrued.

Our PRC subsidiaries and PRC consolidated affiliated entities are subject to business taxes and related surcharges. Revenues from IVAS are taxed at a rate of 3.3%, while advertising revenues are taxed at 8.5%. Business taxes and related surcharges during 2009, 2010 and 2011 and the nine months ended September 30, 2012 were RMB2.3 million, RMB7.2 million, RMB16.5 million (US$2.6 million) and RMB21.5 million (US$3.4 million), respectively.

For more information on PRC tax regulations, see “PRC Regulation— Regulation on Tax.”

Seasonality

Our results of operations are subject to seasonal fluctuations. For example, the number of online users tends to be lower during school holidays and during certain parts of the school year, and advertising revenues tend to be lower during the Chinese New Year season. The Chinese New Year season is a less attractive period for online advertisers in the PRC due to the relative lower number of people online during this period as more people are engaging in offline, traditional family-related activities. In addition, since the launch of YY Music, we have conducted marketing campaigns and promotional activities coinciding with popular western or Chinese festivals celebrated by young Chinese people, many of which are in the fourth quarter and ending with the Chinese New Year holidays which typically fall in the first half of the first quarter. These promotions encourage users to purchase virtual items and give them as gifts to performers on YY Music channels as a means of celebration, resulting in a higher number of paying users for YY Music for the fourth quarter. The number of special events remained high until the Chinese New Year holidays in late January in 2012. After the Chinese New Year holidays, we launched fewer special events since there are fewer festivals in the rest of the first quarter and the second quarter. As a result, the number of paying users of YY Music increased at a slower pace in the first and second quarters of 2012. These fluctuations result in lower revenues and negatively affect our cash flow for the relevant periods. However, seasonal fluctuations have not posed material operational and financial challenges to us, as such periods tend to be brief and predictable, allowing us to adjust the working shifts of our staff and re-allocate resources to reduce costs ahead of time.

Internal Control Over Financial Reporting

In connection with the preparation and external audit of our consolidated financial statements as of and for the years ended December 31, 2009, 2010 and 2011 and the review of our consolidated financial statements as of and for the three months ended March 31, 2012, we and our auditors, an independent registered public accounting firm, noted two material weaknesses in our internal control over financial reporting. The material weaknesses identified were: (a) a lack of accounting resources for fulfilling U.S. GAAP and SEC reporting requirements, and (b) a lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures. We have implemented and are continuing to implement various measures to address the material weaknesses identified; these measures are outlined below. As a result of such efforts, subsequently, in connection with the review of our consolidated financial statements as of and for the nine months ended September 30, 2012, we and our independent registered public accounting firm identified only one significant deficiency. The significant deficiency identified relates to the inadequacy of U.S. GAAP accounting policies and financial reporting procedures.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses, significant deficiencies and control deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. We believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

We took certain steps to improve our internal control over financial reporting. In August 2011, we appointed a new chief financial officer to lead our accounting and financial reporting department. Our new chief financial officer has extensive financial reporting experience and work experience involving U.S. GAAP and SEC financial reporting and was previously the chief financial officer of an NYSE-listed company. We hired, for the finance department, additional staff who formerly worked in a Big Four international accounting firm and who have U.S. GAAP experience. We engaged external accounting consultants to improve our U.S. GAAP accounting capability and financial reporting procedures. In addition, we also intend to periodically evaluate the sufficiency of our accounting resources and needs for recruiting additional personnel and provide our accounting staff with regular U.S. GAAP training. In relation to internal controls, we established an internal audit department, established strategies for further implementation of internal audit work, hired additional accounting staff with U.S. GAAP experience, Big Four international accounting firm experience and extensive accounting work experience, including additional internal audit professionals to serve internal audit functions, and intend to hire additional similarly qualified personnel in the future, including those with U.S.-listed company experience, U.S. CPA certificate or experience working in a Big Four international accounting firm. We have developed and implemented a full set of U.S. accounting policies and financial reporting procedures as well as related internal control policies, including a formal asset safeguard policy, and plan to continually enhance and improve these policies and procedures to meet updated U.S. GAAP requirements and our reporting obligations as an U.S.-listed company. We expect that these accounting policies and financial reporting procedures will be carried out by a qualified supporting staff overseen by our chief financial officer, who will be responsible for the final results and the quality of implementation. Moreover, we have engaged a team of professional advisors to assist us to improve our corporate governance, internal control procedures and help us design and implement a structured control environment for complying with the Sarbanes-Oxley Act of 2002, and we have devoted significant efforts to remedy any deficiencies or control gaps identified in the process. We intend to establish an independent audit committee to supervise the above measures; we have identified several qualified individuals with extensive U.S. GAAP and U.S.-listed company experience and intend to appoint one to serve as a financial expert and chairman of our audit committee. We are also drafting an anti-fraud policy and a whistle-blowing program which we expect to implement in the third quarter of 2012. We expect to complete the measures above as soon as practicable and we will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed under Section 404 of the Sarbanes-Oxley Act. However, the implementation of these measures may not fully address the existing significant deficiency in our internal control over financial reporting, and we cannot yet conclude that it has been fully remedied.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors—Risks Relating to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. Our business has grown rapidly since our inception. Our limited operating history makes it difficult to predict future operating results. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2009		2010		2011			2011		2012
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Total net revenues(1)	32,710	100.0	128,338	100.0	319,655	50,820	100.0	206,721	100.0	553,205	88,034	100.0
IVAS:
Online game	12,976	39.7	86,316	67.3	165,933	26,380	51.9	113,368	54.8	234,239	37,275	42.3
YY Music	—	—	—	—	52,854	8,403	16.5	27,439	13.3	180,301	28,692	32.6
Others	853	2.6	1,282	1.0	13,589	2,161	4.3	5,010	2.4	54,825	8,725	9.9
Online advertising	18,881	57.7	40,740	31.7	87,279	13,876	27.3	60,904	29.5	83,840	13,342	15.2
Cost of revenues	(28,849)	(88.2)	(110,062)	(85.8)	(182,699)	(29,046)	(57.2)	(126,703)	(61.3)	(277,194)	(44,112)	(50.1)

Gross profit	3,861	11.8	18,276	14.2	136,956	21,774	42.8	80,018	38.7	276,011	43,922	49.9

Operating expenses
Research and development expenses	(12,597)	(38.5)	(49,219)	(38.4)	(106,804)	(16,980)	(33.4)	(74,109)	(35.8)	(122,603)	(19,510)	(22.2)
Sales and marketing expenses	(4,951)	(15.1)	(12,363)	(9.6)	(13,381)	(2,127)	(4.2)	(10,622)	(5.1)	(10,993)	(1,749)	(2.0)
General and administrative expenses	(32,878)	(100.5)	(192,222)	(149.8)	(118,241)	(18,798)	(37.0)	(88,775)	(42.9)	(76,046)	(12,102)	(13.7)

Total operating expenses	(50,426)	(154.2)	(253,804)	(197.8)	(238,426)	(37,905)	(74.6)	(173,506)	(83.9)	(209,642)	(33,361)	(37.9)
Government grants	—	—	—	—	1,982	315	0.6	—	—	1,304	208	0.2

Operating (loss) Income	(46,565)	(142.4)	(235,528)	(183.5)	(99,488)	(15,816)	(31.1)	(93,488)	(45.2)	67,673	10,769	12.2
Gain on disposal of an equity investment	—	—	—	—	—	—	—	—	—	651	104	0.0
Foreign currency exchange (loss) gain, net	(15)	(0.0)	(551)	(0.4)	14,143	2,248	4.4	10,135	4.9	(2,989)	(476)	(0.5)
Interest income	46	0.1	56	0.0	4,890	777	1.5	2,714	1.3	10,527	1,675	1.9
(Loss) income before income tax expenses	(46,534)	(142.3)	(236,023)	(183.9)	(80,455)	(12,791)	(25.2)	(80,639)	(39.0)	75,862	12,072	13.7
Income tax expenses	(391)	(1.2)	(2,322)	(1.8)	(1,343)	(214)	(0.4)	(5,262)	(2.5)	(19,934)	(3,172)	(3.6)

(Loss) income before loss in equity method investments, net of income taxes	(46,925)	(143.5)	(238,345)	(185.7)	(81,798)	(13,005)	(25.6)	(85,901)	(41.6)	55,928	8,900	10.1

Losses in equity method investment, net of income taxes	(191)	(0.6)	(512)	(0.4)	(1,358)	(216)	(0.4)	(1,280)	(0.6)	22	4	0.0

Net (loss) income attributable to YY Inc.	(47,116)	(144.0)	(238,857)	(186.1)	(83,156)	(13,221)	(26.0)	(87,181)	(42.2)	55,950	8,904	10.1

(1)	Net of rebates and discounts.

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011

Net Revenues. Our net revenues increased by 167.6% from RMB206.7 million in the nine months ended September 30, 2011 to RMB553.2 million (US$88.0 million) in the nine months ended September 30, 2012. This increase was primarily due to increases in our online game revenues and the increased contribution of revenues from YY Music, which was officially launched in March 2011 as well as our membership program, which was launched in October 2011, and to a lesser extent, an increase in our online advertising revenues.

IVAS revenues. Our IVAS revenues, which consisted of revenues from online games and YY Music as well as other sources, increased by 221.9% from RMB145.8 million in the nine months ended September 30, 2011 to RMB469.4 million (US$ 74.7 million) in the same period in 2012. The overall increase primarily reflected an increase in the number of paying users and, to a lesser extent, an increase in ARPU. Our number of paying users increased from approximately 871,000 for the nine months ended September 30, 2011 to 1,838,000 for the nine months ended September 30, 2012. This increase in paying users was attributable to (i) a significant increase in the number of monthly active users from 47.5 million in September 2011 to 66.1 million in September 2012, (ii) an increase in the number of web games we operated and therefore the volume of new virtual items a user may purchase and (iii) the official launch and increasing popularity of YY Music and the introduction of our membership program. Our ARPU for IVAS increased from RMB167.4 for the nine months ended September 30, 2011 to RMB255.4 (US$40.6) for the nine months ended September 30, 2012.

Revenues from online games, all from web games, increased by 106.5% from RMB113.4 million in the nine months ended September 30, 2011 to RMB234.2 million (US$37.3 million) in the same period in 2012. The number of online games we hosted increased from 37 as of September 30, 2011 to 68 as of September 30, 2012. Our paying users for online games increased from approximately 612,000 for the nine months ended September 30, 2011 to 717,000 for the nine months ended September 30, 2012.

Revenues from YY Music, which was officially launched in March 2011, increased from RMB27.4 million for the nine months ended September 30, 2011 to RMB180.3 million (US$28.7 million) for the nine months ended September 30, 2012. In addition to the increase in paying users and ARPU, the increase in YY Music IVAS revenues was also due to the increasing popularity of YY Music since its official launch. The increasing popularity of YY Music is attributable to several factors: (a) in June 2011, we began paying certain popular performers and channel owners on YY Music, which attracted more talented performers and channel owners to our platform and resulted in greater performer and channel owner participation on YY channels, which in turn led to higher attendance in YY channels, more loyal audiences and more paying users; (b) we have expanded the range of virtual item offerings on YY Music since its inception, and these virtual items now include flowers, glow sticks, beer and chocolate, and (c) we launched video functionalities in YY Music channels in the first quarter of 2012, which helped further enhance the attractiveness of YY Music to users. We believe that the combination of higher audience participation, a growing range of appealing virtual items offered and enhanced functionalities on YY Music have all contributed to the increased revenues generated from the sale of virtual items on YY Music. Our paying users for YY Music increased from approximately 233,000 for the nine months ended September 30, 2011 to 648,000 for the nine months ended September 30, 2012.

Other revenues, which primarily consisted of revenues from an in-channel activity in the nine months ended September 30, 2011 and membership subscription fees in the nine months ended September 30, 2012, increased from RMB5.0 million in the nine months ended September 30, 2011 to RMB54.8 million (US$8.7 million) in the nine months ended September 30, 2012. This increase was primarily attributable to an increase in the number of users who subscribed to our membership program and paid the monthly subscription fee; we had approximately 404,000 such members as of September 30, 2012.

Online advertising revenues. Our online advertising revenues increased by 37.6% from RMB60.9 million in the nine months ended September 30, 2011 to RMB83.8 million (US$13.3 million) in the same period in 2012. This increase was primarily attributable to an increase in the average revenue per advertiser which increased from approximately RMB512,000 in the nine months ended September 30, 2011 to

RMB676,000 (US$107,000) in the same period in 2012. This increase was partly driven by (a) the increase in the number of our average daily unique visitors to Duowan.com from 6.7 million in September 2011 to 17.3 million in September 2012, making online advertising on Duowan.com more attractive to a larger number of online game developers as an effective way to market games to a larger audience, (b) an increase in the average prices for our advertising slots due to Duowan.com’s increasing popularity, and (c) the effective efforts of our sales and marketing team in promoting advertising on Duowan.com.

Cost of Revenues. Our cost of revenues increased by 118.8% from RMB126.7 million in the nine months ended September 30, 2011 to RMB277.2 million (US$44.1 million) in the same period in 2012. The increase in our cost of revenues was due in large part to increases in bandwidth costs, which increased by 106.6% from RMB49.7 million in the nine months ended September 30, 2011 to RMB102.7 million (US$16.3 million) in the same period in 2012 and an increase in our YY Music activities costs. The increase in bandwidth costs was primarily due to (i) an increase in the amount of bandwidth required since we provided video functionality to an increasing number of our channels in the nine months ended September 30, 2012 and (ii) an increase in the number of monthly active users on YY Client from approximately 47.5 million in September 2011 to 66.1 million in September 2012. Our YY Music activities costs, primarily consisting of the portion of revenues shared with certain popular performers and channel owners in different YY Music channels, amounted to RMB62.0 million (US$9.9 million) in the nine months ended September 30, 2012 as our IVAS revenues from the sale of virtual items on YY Music channels increased. In addition, salary and welfare costs increased from RMB25.2 million in the nine months ended September 30, 2011 to RMB32.7 million (US$5.2 million) in the same period in 2012, mainly due to our hiring of additional employees to serve our rapidly expanding user base. Payment handling costs increased from RMB6.7 million in the nine months ended September 30, 2011 to RMB16.0 million (US$2.5 million) in the same period in 2012, primarily because of the higher IVAS sales and an increase in the number of users paying through third party payment channels.

Operating Expenses. Our operating expenses increased by 20.8% from RMB173.5 million in the nine months ended September 30, 2011 to RMB209.6 million (US$33.4 million) in the same period in 2012, primarily due to an increase in research and development expenses, which reflected the general growth of our business operations, partially offset by a decrease in share-based compensation expenses.

Research and development expenses. Our research and development expenses increased by 65.5% from RMB74.1 million in the nine months ended September 30, 2011 to RMB122.6 million (US$19.5 million) in the same period in 2012. This increase was primarily due to a significant increase in salaries and other benefits for research and development personnel, which was in turn mainly driven by an increase in our research and development staff, especially engineers, from 400 as of September 30, 2011 to 645 as of September 30, 2012. In addition, share-based compensation allocated to research and development expenses increased from RMB23.6 million in the nine months ended September 30, 2011 to RMB26.3 million (US$4.2 million) in the same period in 2012.

Sales and marketing expenses. Our sales and marketing expenses increased by 3.8% from RMB10.6 million in the nine months ended September 30, 2011 to RMB11.0 million (US$1.8 million) in the same period in 2012. This increase was primarily due to the fact that we hosted a live celebration event on YY in July 2012 to celebrate the fourth anniversary of the launch of YY platform, leading to an increase in our sales and marketing expenses. Share-based compensation allocated to sales and marketing expenses decreased from RMB1.0 million in the nine months ended September 30, 2011 to RMB668,000 (US$106,000) in the nine months ended September 30, 2012.

General and administrative expenses. Our general and administrative expenses decreased by 14.4% from RMB88.8 million in the nine months ended September 30, 2011 to RMB76.0 million (US$12.1 million) in the same period in 2012. This decrease was primarily due to a lower amount of share-based compensation expenses being allocated to general and administrative expenses from RMB69.0 million in the nine months ended September 30, 2011 to RMB41.5 million (US$6.6 million) in the nine months ended September 30, 2012.

Foreign Currency Exchange Gains (loss). We had net foreign currency exchange loss of RMB3.0 million (US$0.5 million) in the nine months ended September 30, 2012, compared to a net foreign currency exchange gain of RMB10.1 million in the same period in 2011. This decrease was primarily due to the fact that we converted our proceeds from the issuance of common shares to an existing shareholder from U.S. dollars into Renminbi and the fact that the value of the Renminbi depreciated against the U.S. dollar during the nine months ended September 30, 2012.

Interest Income. Our interest income increased from RMB2.7 million in the nine months ended September 30, 2011 to RMB10.5 million (US$1.7 million) in the same period in 2012. This increase was primarily due to higher levels of cash on hand, partly as a result of depositing the proceeds from the issuance of common shares to Tiger Global Six YY Holdings into various bank accounts.

Income Tax Expenses. We recorded income tax expenses of RMB5.3 million in the nine months ended September 30, 2011 compared to RMB19.9 million (US$3.2 million) in the same period in 2012. This increase was primarily due to the higher revenues recorded by certain of our PRC subsidiaries.

Net Income. As a result of the foregoing, we had a net income of RMB56.0 million (US$8.9 million) in the nine months ended September 30, 2012 as compared to a net loss of RMB87.2 million in the same period in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Our net revenues increased by 149.2% from RMB128.3 million in 2010 to RMB319.7 million (US$50.8 million) in 2011. This increase was due to increases in both our online advertising revenues and online game revenues and the contribution of revenues from YY Music, which was officially launched in March 2011.

IVAS revenues. Our IVAS revenues, which consisted of revenues from online games and YY Music as well as other sources, increased significantly from RMB87.6 million in 2010 to RMB232.4 million (US$36.9 million) in 2011. The overall increase primarily reflected an increase in the number of paying users which partly led to a decrease in ARPU. The number of our paying users increased from approximately 492,000 in the year ended December 31, 2010 to 1.4 million in the year ended December 31, 2011. This increase in paying users was attributable to (i) a significant increase in the number of monthly active users from 35.4 million in December 2010 to 53.4 million in December 2011, (ii) an increase in the number of online games we operated from 2010 to 2011 and (iii) the official launch and increasing popularity of YY Music and the introduction of our membership program. Our ARPU for IVAS users decreased from RMB177.9 in 2010 to RMB164.3 (US$26.1) in 2011, primarily driven by the increase in the number of paying users which grew at a rate faster than the IVAS revenues for the period primarily due to the launch of YY Music in March 2011 and our membership program in October 2011, the latter of which charges a relatively low membership fee of RMB20.0 per month and partly offset by the increasing average price we charged for virtual items in 2011.

Revenues from online games, all from web games, increased significantly from RMB86.3 million in 2010 to RMB165.9 million (US$26.4 million) in 2011. The number of online games we hosted increased from 23 as of December 31, 2010 to 45 as of December 31, 2011, raising the volume of new virtual items available for purchase. Our number of paying users for online games increased from approximately 492,000 for the year ended December 31, 2010 to 871,000 for the year ended December 31, 2011.

Revenues from YY Music, which was launched in March 2011 and became increasingly popular during the year, amounted to RMB52.9 million (US$8.4 million) for 2011. Our paying users for YY Music amounted to approximately 225,000 for the fourth quarter of 2011.

Other revenues, which primarily consisted of membership subscription fees and other services, increased significantly from RMB1.3 million in 2010 to RMB13.6 million (US$2.2 million) in 2011. This increase was primarily attributable to the launching of our membership program in October 2011 and other services.

Online advertising revenues. Our online advertising revenues increased by 114.5% from RMB40.7 million in 2010 to RMB87.3 million (US$13.9 million) in 2011. This increase was primarily attributable to an increase in the average revenue per advertiser and, to a lesser extent, an increase in the number of advertisers. The average revenue per advertiser increased from RMB340,000 in 2010 to RMB623,000 (US$99,000) in 2011, and the number of our advertisers increased from 120 in 2010 to 140 in 2011. These increases were partly driven by (a) the increase in the number of our average daily unique visitors to Duowan.com from 5.5 million in December 2010 to 9.9 million in December 2011, making online advertising on Duowan.com more attractive to a larger number of online game developers as an effective way for them to market their games to a larger audience, and (b) the effective efforts of our sales and marketing team to acquire new advertisers and promote our advertising services to existing advertisers.

Cost of Revenues. Our cost of revenues increased by 66.0% from RMB110.1 million in 2010 to RMB182.7 million (US$29.0 million) in 2011. The increase in our cost of revenues was due in large part to increases in bandwidth costs, which increased by 131.1% from RMB32.5 million in 2010 to RMB75.1 million (US$11.9 million) in 2011. The increase in bandwidth costs reflected an increase in the number of monthly active users on YY Client from approximately 35.4 million in December 2010 to 53.4 million in December 2011. In addition, salary and welfare costs increased from RMB23.5 million in 2010 to RMB33.4 million (US$5.3 million) in 2011, mainly due to our hiring of additional employees to serve our rapidly expanding user base. Share-based compensation, as allocated to cost of revenues, decreased from RMB31.7 million in 2010 to RMB15.4 million (US$2.4 million) in 2011. Payment handling costs increased from RMB6.8 million in 2010 to RMB9.3 million (US$1.5 million) in 2011, primarily because our users purchased more virtual items through third party payment channels. The increase in our cost of revenues was also attributable to the YY Music activities costs of RMB6.8 million (US$1.1 million) we incurred in the year of 2011.

Operating Expenses. Our operating expenses decreased by 6.1% from RMB253.8 million in 2010 to RMB238.4 million (US$37.9 million), primarily due to a decrease in general and administrative expenses, partly offset by increases in research and development expenses and sales and marketing expenses, which reflected the general growth of our business operations and the significant share-based compensation expenses we incurred.

Research and development expenses. Our research and development expenses increased by 117.1% from RMB49.2 million in 2010 to RMB106.8 million (US$17.0 million) in 2011. This increase was primarily due to a significant increase in salaries and other benefits for research and development personnel, which was in turn mainly due to an increase in our research and development staff headcount from 194 as of December 31, 2010 to 401 as of December 31, 2011. In addition, share-based compensation allocated to research and development expenses increased from RMB21.6 million in 2010 to RMB31.7 million (US$5.0 million) in 2011.

Sales and marketing expenses. Our sales and marketing expenses increased by 8.1% from RMB12.4 million in 2010 to RMB13.4 million (US$2.1 million) in 2011. This increase was primarily due to a significant increase in salaries, commissions and other benefits for our sales and marketing personnel, partly offset by a decrease in share-based compensations allocated to sales and marketing expenses from RMB1.5 million in 2010 to RMB1.3 million (US$0.2 million) in 2011.

General and administrative expenses. Our general and administrative expenses decreased by 38.5% from RMB192.2 million in 2010 to RMB118.2 million (US$18.8 million) in 2011. This decrease was primarily due to a significant decrease in share-based compensation expenses allocated to general and administrative expenses, from RMB182.1 million in 2010 to RMB86.5 million (US$13.8 million) in 2011.

Foreign Currency Exchange (Losses) Gains. We had a net foreign currency exchange loss of RMB551,000 in 2010 and a net foreign currency exchange gain of RMB14.1 million (US$2.2 million) in 2011. This increase was primarily due to the fact that we converted approximately US$75.0 million of the proceeds from the issuance of common shares to Tiger Global Six YY Holdings from U.S. dollars into Renminbi and the fact that the value of the Renminbi rose against the U.S. dollar during 2011.

Interest Income. Our interest income increased from RMB56,000 in 2010 to RMB4.9 million (US$777,000) in 2011. This increase was primarily due to higher levels of short-term deposits as a result of additional cash received from of our issuance of common shares to Tiger Global Six YY Holdings during 2011.

Income Tax Expenses. We had income tax expenses of RMB2.3 million in 2010 and RMB1.3 million (US$214,000) in 2011, respectively. This decrease was primarily due to the fact that our deferred income tax benefits increased in 2011; Zhuhai Duowan claimed 150% of its research and development expenses for the year in assessing its tax assessable profits in 2011, in line with a policy promulgated by the State Tax Bureau of the PRC for enterprises engaged in research and development activities.

Net Loss. As a result of the foregoing, our net loss decreased from RMB238.9 million in 2010 to RMB83.2 million (US$13.2 million) in 2011.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues. Our net revenues increased by 292.4% from RMB32.7 million in 2009 to RMB128.3 million in 2010. This increase was due to increases in both our online advertising revenues and online game revenues.

IVAS revenues. Our IVAS revenues, which primarily consisted of revenues from online games, increased significantly from RMB13.8 million in 2009 to RMB87.6 million in 2010. Revenues from IVAS from online games, all from web games, increased by 563.8% from RMB13.0 million in 2009 to RMB86.3 million in 2010, reflecting primarily an increase in the number of our paying users and, to a lesser extent, an increase in ARPU. The number of our paying users increased from approximately 147,000 in the six months ended December 31, 2009 to 492,000 in the year ended December 31, 2010. This increase in paying users was attributable to (a) a significant increase in the number of monthly active users from 16.2 million in January 2010 to 35.4 million in December 2010, and (b) an increase in the number of online games we operated from the end of 2009 to the end of 2010, from 13 to 23, raising the volume of new virtual items a user may purchase. Our ARPU for IVAS increased to RMB177.9 in 2010, primarily driven by the increasing average price we charged for virtual items in 2010.

Online advertising revenues. Our online advertising revenues increased by 115.3% from RMB18.9 million in 2009 to RMB40.7 million in 2010. This increase was attributable to the increase in the number of advertisers and an increase in the average revenue per advertiser. The number of our advertisers increased from 105 in 2009 to 120 in 2010, and the average revenue per advertiser increased from RMB180,000 in 2009 to RMB340,000 in 2010. These increases were partly driven by (a) the increase in the number of our average daily unique visitors to Duowan.com from 4.5 million in December 2009 to 5.5 million in December 2010, making online advertising on Duowan.com more attractive to a larger number of online game developers as an effective way for them to market their games to a larger audience, and (b) the effective efforts of our sales and marketing team to acquire new advertisers and promote our advertising services to existing advertisers.

Cost of Revenues. Our cost of revenues increased by 282.3% from RMB28.8 million in 2009 to RMB110.1 million in 2010. The increase in our cost of revenues was due in large part to increases in bandwidth costs, which increased by 282.4% from RMB8.5 million in 2009 to RMB32.5 million in 2010. The increase in bandwidth costs reflected an increase in the number of monthly active users on YY Client from approximately 16.2 million in January 2010 to 35.4 million in December 2010. In addition, salary and welfare costs increased from RMB6.9 million in 2009 to RMB23.5 million in 2010, mainly due to our hiring of additional employees to serve our rapidly expanding user base. Share-based compensation, as allocated to cost of revenues, increased from RMB5.3 million in 2009 to RMB31.7 million in 2010. Payment handling costs increased from RMB1.7 million in 2009 to RMB6.8 million in 2010, primarily because our users purchased more virtual items through third party payment channels.

Operating Expenses. Our operating expenses increased by 403.6% from RMB50.4 million in 2009 to RMB253.8 million in 2010, primarily due to increases in research and development, general and administrative expenses as well as sales and marketing expenses, which reflected the general growth of our business operations and the significant share-based compensation expenses we incurred.

Research and development expenses. Our research and development expenses increased by 290.5% from RMB12.6 million in 2009 to RMB49.2 million in 2010. This increase was primarily due to a significant increase in salaries and other benefits for research and development personnel, which was in turn mainly due to an increase in our research and development staff headcount from 100 as of December 31, 2009 to 194 as of December 31, 2010. In addition, share-based compensation allocated to research and development expenses increased significantly from RMB2.5 million in 2009 to RMB21.6 million in 2010.

Sales and marketing expenses. Our sales and marketing expenses increased by 148.0% from RMB5.0 million in 2009 to RMB12.4 million in 2010. This increase was primarily due to a significant increase in salaries, commissions and other benefits for our sales and marketing personnel. Share-based compensations allocated to sales and marketing expenses increased from RMB0.2 million in 2009 to RMB1.5 million in 2010.

General and administrative expenses. Our general and administrative expenses increased by 484.2% from RMB32.9 million in 2009 to RMB192.2 million in 2010. This increase was primarily due to a significant increase in share-based compensation expenses, from RMB28.5 million in 2009 to RMB182.1 million in 2010, and, to a lesser extent, an increase in salaries and other benefits for our management team and other employees.

Foreign Currency Exchange Losses. Our net foreign currency exchange losses increased from RMB15,000 in 2009 to RMB551,000 in 2010. This increase was primarily due to the conversion of proceeds from our Series C-1 and C-2 preferred shares financing from U.S. dollars into Renminbi and the fact that the value of the Renminbi rose against the U.S. dollar during 2010.

Interest Income. Our interest income increased from RMB46,000 in 2009 to RMB56,000 in 2010. This increase was primarily due to additional cash received as a result of our series C preferred shares financing during the year.

Income Tax Expenses. We had income tax expenses of RMB0.4 million in 2009 and RMB2.3 million in 2010. This change was primarily due to higher levels of revenues in certain of our PRC subsidiaries and PRC affiliated entities, such as Zhuhai Daren Computer Technology Company, or Zhuhai Daren.

Net Loss. As a result of the foregoing, our net loss increased from RMB47.1 million in 2009 to RMB238.9 million in 2010.

Selected Quarterly Results of Operations

The following table presents our unaudited consolidated results of operations for the quarters in the period from July 1, 2010 to September 30, 2012. You should read the following table in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited quarterly consolidated financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the quarters presented.

	For the Three Months Ended
	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012
		(Unaudited)
		(in thousands of RMB)
Internet value-added service
—Online game	26,127	27,149	34,479	37,200	41,689	52,565	68,806	81,592	83,841
—YY Music	—	—	40	9,605	17,794	25,415	33,763	58,958	87,580
—Others	366	396	686	1,283	3,041	8,579	13,427	17,534	23,864
Online advertising	11,709	15,240	12,152	23,315	25,437	26,375	20,667	29,703	33,470

Total net revenues	38,202	42,785	47,357	71,403	87,961	112,934	136,663	187,787	228,755
Cost of revenues(1)	(29,973)	(39,921)	(37,237)	(41,112)	(48,354)	(55,996)	(68,954)	(95,184)	(113,056)

Gross profit	8,229	2,864	10,120	30,291	39,607	56,938	67,709	92,603	115,699
Operating expenses(1)
Research and development expenses	(13,932)	(18,123)	(21,172)	(22,043)	(30,894)	(32,695)	(36,719)	(41,090)	(44,794)
Sales and marketing expenses	(3,452)	(2,996)	(3,722)	(4,195)	(2,705)	(2,759)	(2,046)	(2,816)	(6,131)
General and administrative expenses	(51,307)	(79,473)	(28,210)	(30,955)	(29,610)	(29,466)	(25,330)	(24,840)	(25,876)

Total operating expenses	(68,691)	(100,592)	(53,104)	(57,193)	(63,209)	(64,920)	(64,095)	(68,746)	(76,801)
Government grants	—	—	—	—	—	1,982	642	29	633

Operating (loss) income	(60,462)	(97,728)	(42,984)	(26,902)	(23,602)	(6,000)	4,256	23,886	39,531

(Loss) income before income tax expenses	(60,484)	(98,215)	(42,295)	(22,229)	(16,115)	184	7,215	25,127	43,520

Net (loss) income attributable to YY Inc.	(61,313)	(99,472)	(42,927)	(25,708)	(18,546)	4,025	3,521	17,295	35,134

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the Three Months Ended
	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012
	(Unaudited) (in thousands of RMB)
Cost of revenues	8,566	13,076	4,408	4,832	3,533	2,676	2,171	2,215	1,929
Research and development expenses	5,843	8,917	6,624	7,263	9,754	8,031	9,641	10,090	6,581
Sales and marketing expenses	405	619	315	345	364	312	248	252	168
General and administrative expenses	49,197	75,088	22,983	25,198	20,867	17,496	15,473	14,170	11,811

Total:	64,011	97,700	34,330	37,638	34,518	28,515	27,533	26,727	20,489

The following table sets forth our historical unaudited consolidated selected quarterly results of operations for the periods indicated, as a percentage of total net revenues.

	For the Three Months Ended
	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012
	(Unaudited)
Internet value-added service
—Online game	68.4	63.5	72.8	52.1	47.4	46.5	50.3	43.4	36.7
—YY Music	—	—	0.1	13.5	20.2	22.5	24.7	31.4	38.3
—Others	1.0	0.9	1.4	1.8	3.5	7.6	9.8	9.3	10.4
Online advertising	30.7	35.6	25.7	32.7	28.9	23.4	15.1	15.8	14.6

Total net revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues	(78.5)	(93.3)	(78.6)	(57.6)	(55.0)	(49.6)	(50.5)	(50.7)	(49.4)

Gross profit	21.5	6.7	21.4	42.4	45.0	50.4	49.5	49.3	50.6
Operating expenses
Research and development expenses	(36.5)	(42.4)	(44.7)	(30.9)	(35.1)	(29.0)	(26.9)	(21.9)	(19.6)
Sales and marketing expenses	(9.0)	(7.0)	(7.9)	(5.9)	(3.1)	(2.4)	(1.5)	(1.5)	(2.7)
General and administrative expenses	(134.3)	(185.7)	(59.6)	(43.4)	(33.7)	(26.1)	(18.5)	(13.2)	(11.3)

Total operating expenses	(179.8)	(235.1)	(112.1)	(80.1)	(71.9)	(57.5)	(46.9)	(36.6)	(33.6)
Government grants	—	—	—	—	—	1.8	0.5	0.0	0.3

Operating (loss) income	(158.3)	(228.4)	(90.8)	(37.7)	(26.8)	(5.3)	3.1	12.7	17.3

(Loss) income before income tax expenses	(158.3)	(229.6)	(89.3)	(31.1)	(18.3)	0.2	5.3	13.4	19.0

Net (loss) income attributable to YY Inc.	(160.5)	(232.5)	(90.6)	(36.0)	(21.1)	3.6	2.6	9.2	15.4

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through private placements of preferred and common shares to investors as well as cash flows from operations. See “Description of Share Capital—History of Securities Issuances.” As of September 30, 2012, we had RMB318.0 million (US$50.6 million) in cash and cash equivalents and RMB459.1 million (US$73.1 million) in short term deposits. We expect to require cash to fund our ongoing operational needs, particularly our bandwidth costs, salaries and benefits and potential acquisitions or strategic investments. We believe that our cash and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks.

Our PRC subsidiaries and consolidated affiliated entities, in the aggregate, held RMB120.4 million (US$19.1 million) and RMB302.8 million (US$48.2 million) in cash, cash equivalents and short term deposits as of

December 31, 2011 and September 30, 2012, respectively. For information regarding restrictions and potential tax liabilities on profit distribution from these entities, see “Risk Factors—Risks Relating to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment” and “—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.” Our PRC subsidiaries are categorized as “foreign-invested enterprises” pursuant to applicable PRC laws, and accordingly their dividend remittances to foreign investors are conducted through the following four steps: (1) making up any losses incurred during the current year and past years and paying enterprise income taxes; (2) appropriating no less than 10% of the accumulative after-tax profits as a statutory reserve fund until the aggregate amount of such reserve fund reaches 50% of each PRC subsidiary’s respective registered capital; (3) reserving a certain amount for the employee welfare funds at the discretion of the PRC subsidiary; and (4) distributing all or some of the remaining profits to the PRC subsidiary’s direct foreign shareholders as dividends. In accordance with the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to our overseas holding company by our PRC subsidiaries are subject to withholding tax at a rate of 10%. The economic benefits of our PRC consolidated affiliated entities are mainly transferred to Beijing Huanju Shidai through payment of service fees under the Exclusive Business Cooperation Agreements and the Exclusive Technology Support and Technology Services Agreements entered into between Beijing Huanju Shidai and each PRC consolidated affiliated entity, Beijing Tuda and Guangzhou Huaduo, which are subject to the business tax and related surcharges. Upon receipt of such service fees, they will become a portion of Beijing Huanju Shidai’s revenues and can be remitted to the parent company through the four-step process above.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2009	2010	2011		2011	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(4,476)	16,228	99,817	15,868	42,337	235,138	37,416
Net cash used in investing activities	(4,509)	(33,576)	(528,357)	(83,999)	(506,914)	(46,143)	(7,342)
Net cash provided by (used in) financing activities	74,629	(3,138)	477,882	75,975	477,882	—	—
Net increase (decrease) in cash and cash equivalents	65,644	(20,486)	49,342	7,844	13,305	188,995	30,074
Cash and cash equivalents at the beginning of the year period	40,797	106,427	83,683	13,304	83,683	128,891	20,511
Effect of exchange rates change on cash and cash equivalents	(14)	(2,258)	(4,134)	(657)	(3,998)	111	19
Cash and cash equivalents at the end of the year period	106,427	83,683	128,891	20,491	92,990	317,997	50,604

Operating Activities

Net cash used in or generated from operating activities consists primarily of our net loss mitigated by non-cash adjustments, such as share-based compensation, impairment of intangible asset, loss on disposal of property and equipment, deferred taxes and depreciation of property and equipment, and adjusted by changes in operating assets and liabilities, such as accounts receivable and accrued liabilities, account payables and other payables.

Net cash provided by operating activities for the nine months ended September 30, 2012 was approximately RMB235.1 million (US$37.4 million), primarily resulting from RMB685.6 million (US$109.1 million) of cash revenues we received from the sale of IVAS and advertisements, partially offset by our employee salaries and welfare payment of RMB168.3 million (US$26.8 million), our sales-related cash outflow of RMB138.1 million (US$22.0 million), which mainly consisted of the amounts due to third party game developers under revenue-sharing arrangements, distributions under arrangements with certain popular performers and channel owners on YY Music, payment collection costs and business taxes, our payments for server maintenance and data center leases of RMB98.2 million (US$15.6 million) and our general operating costs of RMB45.9 million (US$7.3 million).

Net cash provided by operating activities for the year ended December 31, 2011 was approximately RMB99.8 million (US$15.9 million), primarily resulting from RMB395.8 million (US$62.9 million) of cash revenues we received from the sale of IVAS and advertisements, partially offset by our sales-related cash outflow of RMB81.9 million (US$13.0 million), which mainly consisted of the amounts due to third party game developers under revenue sharing arrangements, payment collection costs and business taxes, our employee salaries and welfare payment of RMB118.0 million (US$18.8 million), our payments for server maintenance and data center leases of RMB71.4 million (US$11.4 million) and our general operating costs of RMB24.7 million (US$3.9 million).

Net cash provided by operating activities for the year ended December 31, 2010 was approximately RMB16.2 million, primarily resulting from RMB151.0 million cash revenues we received from the sale of IVAS and advertisements, partially offset by our sales-related cash outflow of RMB33.9 million, which mainly consisted of the amounts due to third party game developers under revenue sharing arrangements, payment collection costs and business taxes, our employee salaries and welfare payment of RMB59.2 million, our payments for server maintenance and data center leases of RMB29.8 million and our general operating costs of RMB11.9 million.

Net cash used in operating activities for the year ended December 31, 2009 was approximately RMB4.5 million, primarily resulting from our employee salaries and welfare payment of RMB18.0 million, our payments for server maintenance and data center leases of RMB8.2 million, our sales-related cash outflow of RMB8.1 million, which mainly consisted of the amounts due to third party game developers under revenue sharing arrangements, payment collection costs and business taxes and our general operating costs of RMB6.7 million, partially offset by RMB36.5 million cash revenues we received from the sale of IVAS and advertisements.

Investing Activities

Net cash used in investing activities largely reflects purchases of property and equipment in connection with the expansion and upgrade of our technology infrastructure, purchases of intangibles assets and our equity investments in privately-held companies, such as associated game developers with whom we jointly operate online web games and or an online communications company which can increase our capacity for data delivery.

Net cash used in investing activities amounted to RMB46.1 million (US$7.3 million) in the nine months ended September 30, 2012. Net cash used in investing activities primarily resulted from the placement of short-term deposits of RMB585.9 million (US$93.2 million), consideration of RMB11.7 million (US$1.9 million) paid in connection with an acquisition, and payments of RMB46.2 million (US$7.4 million) for the purchase of property and equipment, which mainly consisted of the purchase of servers to serve our expanded user base and, to a lesser extent, the purchase of office furniture and other office set-up related costs, partially offset by the maturity of term deposits in various banks in the amount of RMB599.5 million (US$95.4 million).

Net cash used in investing activities amounted to RMB528.4 million (US$84.0 million) in the year ended December 31, 2011. Net cash used in investing activities primarily resulted from the placement of short-term deposits of RMB872.4 million (US$138.7 million), payments of RMB47.0 million (US$7.5 million) for the purchase of property and equipment, which mainly consisted of the purchase of servers to serve our expanded user base and, to a lesser extent, the purchase of office furniture and other office set-up related costs, and equity investments of RMB4.5 million associated with the purchase of a minority equity interest in Zhuhai JinShan KuaiKuai Technology Co., Ltd., a company which provides online game technological research services in China, and Shenzhen Yingpeng Information Technology Company Limited, a company which provides mobile internet related content in China, partly offset by the maturity of term deposits in various banks in the amount of RMB399.7 million (US$63.5 million).

Net cash used in investing activities amounted to RMB33.6 million in 2010, primarily attributable to the acquisition of property and equipment in the amount of RMB14.7 million and the purchase of intangible assets in the amount of RMB13.5 million. The acquisition of property and equipment mainly consisted of the purchase of servers to serve our expanded user base and, to a lesser extent, the purchase of office furniture and other office set-up related costs. The purchase of intangible assets primarily represented the purchase of domain names in preparation for the continued expansion of our platform.

Net cash used in investing activities amounted to RMB4.5 million in 2009, primarily attributable to the acquisition of property and equipment in the amount of RMB5.9 million and investments under the equity method in the amount of RMB1.0 million due to our acquisition of Zhuhai Daren, partially offset by the maturity of term deposits in various banks in the amount of RMB1.5 million and the repayment of a loan to a related party of RMB1.0 million. The repayment of the loan to a related party was due to the fact that we extended a RMB1.0 million loan to Zhuhai Daren in advance of the completion of our investment therein, treating the loan as a receivable. The loan was later repaid. The acquisition of property and equipment primarily related to the purchase of servers to serve an expanded user base.

Financing Activities

Net cash provided by financing activities was zero in the nine months ended September 30, 2012.

Net cash provided by financing activities was RMB477.9 million (US$76.0 million) in the year ended December 31, 2011, primarily attributable to proceeds from the issuance of common shares to Tiger Global Six YY Holdings, net of issuance costs, of RMB489.0 million (US$77.7 million), partially offset by our repurchase of share options in the amount of RMB11.1 million (US$1.8 million).

Net cash used in financing activities amounted to RMB3.1 million in 2010, primarily attributable to our repurchase of share options in the amount of RMB2.6 million in January 2010.

Net cash provided by financing activities amounted to RMB74.6 million in 2009, primarily attributable to proceeds from issuance of preferred shares in the amount of RMB80.3 million, partially offset by our repurchase of shares and warrants in the amount of RMB5.7 million.

Capital Expenditures

We made capital expenditures of RMB6.5 million, RMB34.9 million and RMB41.6 million (US$6.6 million) in 2009, 2010 and 2011, respectively. We incurred capital expenditure of approximately RMB69.6 million (US$11.1 million) for the nine months ended September 30, 2012. Our capital expenditures are primarily used to purchase computers, servers, office furniture and other equipment. As we expand, we may move to larger offices and purchase additional office furniture and other equipment.

Contractual Obligations and Capital Commitments

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
	(in thousands of RMB)
Operating lease obligations(1)	50,833	10,987	12,448	13,561	13,837

(1)	Operating lease obligations refer to the lease of bandwidth and offices under operating lease agreements, where a significant portion of the risks and rewards of ownership are retained by the lessor. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the period of the lease, including any free lease periods.

Our operating lease obligations increased from December 31, 2011 to September 30, 2012 primarily because we entered into new leases for expanded office space. In the nine months ended September 30, 2012, we incurred capital commitments amounting to RMB983,000 (US$156,000) for leasehold improvements which were contracted but not yet reflected in our financial statements.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index, or CPI, in China was (0.7)%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively. The CPI rose by 1.9% in the first nine months of 2012 compared to the same period in 2011. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Contract with Third-Party Game Developers

Contract with 7Road for DDTank

A Joint Operation Agreement dated July 1, 2011 was entered into between the Zhuhai branch of Guangzhou Huaduo and 7Road for the joint operation of DDTank, one of our most popular online games, and to provide relevant game-related services. The original term of this agreement was one year from the signing date and the agreement was automatically renewed until June 30, 2013. Under the agreement, 7Road granted the Zhuhai branch of Guangzhou Huaduo non-exclusive, non-transferable rights to conduct certain activities with respect to DDTank, including but not limited to operating the game and the use of the authorized trademarks and domain name associated with the game. Guangzhou Huaduo, pursuant to the agreement, supplies all necessary hardware and equipment to provide game services relating to DDTank and guarantees the smooth operation of the servers and network in addition to using its best efforts to promote and market the game. 7Road is responsible for resolving any issues encountered in DDTank’s operations and may update the game from time to time. Both parties are to share a certain percentage of the revenues derived from the game on a monthly basis.

Contracts with Other Major Third-Party Game Developers

The terms of the contracts that we enter into with each major third-party game developer are similar to the terms of the contract with the developer of DDTank. For example, other than DDTank, two third-party developed games, Business Tycoon and Hero on Expedition, accounted for more than 10% of our online game revenues at some point during the three years ended December 31, 2011. Business Tycoon was developed by Haikou Dynamic Vanguard Network Technology Co., Ltd., a third party game developer, and our contract with the developer is for a duration of one year ending in January 2013, and may be renewed upon mutual agreement. Hero on Expedition was developed by Guangzhou Youguo Information Technology Co., Ltd., a third party game developer, and our contract with the developer is for a duration of two years ending in January 2013, and may be renewed upon mutual agreement. Pursuant to these contracts, we have non-exclusive, non-transferable rights to conduct certain activities with respect to the games, including operating the games and using the authorized trademarks and domain names associated with the games. Under these agreements, we are responsible for the promotion and marketing of the games. The game developers are responsible for resolving any issues encountered in the games’ operations and may update the games from time to time. We share a certain percentage of the revenues derived from the game on a monthly basis with the game developer.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

The revenues and expenses of our subsidiaries and PRC consolidated affiliated entities are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. Our financing activities are denominated in U.S. dollars.

To date, we have not entered into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. Although our exposure to foreign exchange risks is generally limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and exchange of foreign currencies into Renminbi require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the Renminbi against the U.S. dollar in the following three years. During the period between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Since then, the Renminbi has started to slowly appreciate against the U.S. dollar, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how long the current situation may last and when and how this relationship between the Renminbi and the U.S. dollar may change again. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert the Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, revenues and expenses. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from these estimates. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition and Deferred Revenue

We generate revenues from IVAS and online advertising. Revenues from IVAS are generated based on the revenue-sharing with game developers for direct purchase and conversion of game tokens, sales of virtual items in online games, YY Music and other channels, and membership subscription fees, as well as other IVAS. Online advertising revenues are primarily generated from sales of different forms of advertising on Duowan.com. Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue is deferred until these criteria are met as describe below.

In October 2009, the Financial Accounting Standards Board (the “FASB”) issued a new guidance to address the accounting for multiple-deliverable arrangements. This new guidance is effective prospectively in fiscal years beginning upon or after June 15, 2010, and early adoption is permitted. We have elected early adoption of this new guidance through a retrospective application to all revenue arrangements for all periods presented in our financial statements included elsewhere in this prospectus.

IVAS

We offer our IVAS on our platform, including online games, YY Music and membership. Users can play web games and participate in YY Music through our platform free of charge, but they are charged when they purchase virtual items. In addition, users who subscribe to our membership program pay monthly fees in order to enjoy certain functions and privileges unavailable to other users. We operate a virtual currency system under which our users can directly purchase our virtual currency, game tokens and virtual items on YY Client’s online community channels or pay membership subscription fees via third-party payment systems, including payments using mobile phones and internet debit/credit card payments. Our virtual currency can be used to (a) convert into game tokens that can be used to purchase virtual items in online games, (b) purchase virtual items in channels on YY Client, or (c) pay monthly membership subscription fees. Virtual currency sold but not yet consumed by the users is recorded as “advances from users” and, upon being converted or used, is recognized as revenue according to the respective prescribed revenue recognition policies addressed below:

Online games

Users play online games on our website free of charge, but they are charged for purchases of in-game virtual items including consumable and perpetual items, which can be utilized in the online games to enhance their game-playing experience. Currently, these online games on our platform that contribute to IVAS revenues are all web games. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the user’s account over the life of the online game. Almost all of these online games can be accessed and played by users on our platform without downloading separate software.

We recognize revenues when recognition criteria defined under U.S. GAAP are satisfied. For purposes of determining when the service has been provided, we have determined that there is an implied obligation for us to the paying user to continue providing access to the games such that the users can utilize the virtual items purchased by game tokens. Game players need to log on and access the games through our platform because their virtual currency, game tokens, virtual items, and game history are specific to our game accounts and are non-transferable to other platforms. To purchase in-game virtual items, our users can either charge their game accounts by purchasing game tokens, or virtual currency from our platform, which are convertible into game tokens based on a predetermined exchange rate agreed among us and the relevant game developers. To purchase virtual items for YY client channel activities, our users can consume their virtual currency directly.

The proceeds from the purchase of our virtual currency is recorded as an “advance from users,” representing prepayments received from users in the form of our virtual currency but not yet consumed or converted into game specific tokens. Upon the conversion into a game token from our virtual currency or upon the direct purchase of a game token, whichever is applicable, the proceeds will be shared between us and the relevant game developer based on a predetermined contractual ratio. Our portion, net of the game developer’s proceeds, is recorded as deferred revenue and amortized according to the prescribed revenue recognition policies described below. Game tokens are non-refundable and non-exchangeable among different games. Users typically do not convert our virtual currency into game tokens or purchase game tokens unless they soon plan to purchase in-game virtual items.

We generate revenues from offering online games developed by both third parties and by ourselves. The majority of online game revenues have been derived from third party developed games.

Third party developed games

Under contracts signed between us and the respective game developers, revenues from the sale or conversion of game tokens to be used for the purchase of in-game virtual items derived from online games developed by third parties are shared between us and the game developers based on a pre-agreed ratio for each game. These revenue-sharing arrangements typically last for a range of one year to two years.

The third party developed games under non-exclusive licensing contracts are maintained and updated by the game developers. We mainly provide access to the platform and limited after-sale services to the game players. The determination of whether to record these revenues using the gross or net method is based on an assessment of various factors; the primary factors are whether we act as the principal in offering services to the game players or as agent in the transaction, and the specific requirements of each contract. We determined that for third party developed games, the third party game developers are the principal given that the game developers design and develop the game services offered, have reasonable latitude to establish prices of game tokens, and are responsible for maintaining and upgrading the game content and virtual items. Accordingly, we record online game revenue net of the pre-agreed portion of revenue sharing with the game developers.

Given that third party developed games are managed and administered by the third party game developers, we do not have access to the data on the consumption details such as when a game token is spent on the virtual items or the types of virtual items (consumable or perpetual items) purchased by each individual game player. However, we maintain historical data on the timing of the conversion of our virtual currency into game-specific tokens and the amount of game tokens purchased. We believe that our performance for, and obligation to, the game developers correspond to the game developers’ services to the users. We have adopted a policy to recognize revenues relating to game tokens for third party developed games over the estimated user relationship with us on a game-by-game basis, which are approximately three to six months for the periods presented. Future usage patterns may differ from historical usage patterns and therefore the estimated user relationship with us may change in the future.

When we launch a new game, we estimate the user relationship based on other similar types of games in the market until the new game establishes its own history. We also consider the game’s profile, attributes, target audience, and its appeal to players of different demographic groups in estimating the user relationship period.

The estimated user relationship period is based on data collected from those users who have acquired game tokens. To estimate the period of the user relationship, we maintain a software system that captures the following information for each user: (a) the frequency that users log into each game via our platform, and (b) the amount and the timing of when users charge or convert his or her game tokens. We estimate the user relationship period for a particular game to be (1) the date a player purchases or converts from virtual currency to a game token through (2) the date we estimate the user plays the game for the last time. This computation is completed on a user by user basis. Then, the results for all analyzed users are averaged to determine one estimated user relationship period for each game. Each month’s in-game payments are recognized over the end user relationship period calculated for that game.

To estimate the date the user plays the game for the last time, we selected all paying users that logged on during a particular month and continue to track these users log on behavior over at least a six month period to determine if each user is “active” or “inactive,” which is determined based on a review of the period of inactivity or idle period from the user’s last log-on. We observe the behavior of these users to see whether they subsequently return to a game based on different inactive periods (e.g. not logging on) of one month, two months, three months and so forth. The percentage of users calculated that do not log back on is estimated to be the probability that users will not return to the game after a certain period of inactivity.

We consider a paying player to be inactive once he or she has reached a period of inactivity for which it is probable (defined as at least 80%) that a player will not return to a specific game. We believe that using an 80% threshold for the likelihood that a player will not return to a game is a reasonable estimate that achieves the magnitude of “probable” under the threshold described in ASC 450 Contingencies. We have consistently applied this threshold to our analysis. Based on our assessment, the inactive period ranges generally from one to three months depending on the game.

The consideration of user relationship with each online game is based on our best estimate that takes into account all known and relevant information at the time of assessment. We assess the estimated user relationships on a quarterly basis. Any adjustments arising from changes in user relationship as a result of new information will be accounted as a change in accounting estimate in accordance with ASC 250 Accounting Changes and Error Corrections.

Self-developed games

Revenues derived from our self-developed games are recorded on a gross basis as we act as a principal to fulfill all obligations. We do not maintain information on consumption details of in-game virtual items, and only have limited information related to the frequency of log-ons for our two self-developed games. Given that certain historical data is not available, we use the user relationship of third party games with similar popularity, gaming experience and sales to determine the estimated period of the user relationship for our self-developed games. The estimated lives of the user relationships of our self-developed games are approximately four months for the periods presented.

YY Music revenue

We create and offer virtual items to be used by users on YY music channels that we operate and maintain. The virtual items are offered free of charge or sold to users at different specified prices as pre-determined by us. Users purchase consumable virtual items from us and present them to performers to show support for their favorite performers or time-based virtual items that provide users with recognized status, such as priority speaking rights or special symbols on the music channels for a specific period of time. In order to attract user traffic, we share with certain popular performers and channel owners, who have entered into revenue-sharing arrangements with us or a third-party human resources service company acting on our behalf, a portion of the revenues we derive from such in-channel virtual item sales on YY music channels, which we account for as cost of revenues. Performers and channel owners who do not have such revenue-sharing arrangements are not entitled to share any revenue derived from the virtual items sold. All virtual items offered to users through Mobile YY operated by us are free of charge. We do not recognize any revenue from offering free virtual items and do not share any revenue with performers or channel owners when free virtual items are presented to performers by our users. Accordingly, YY Music revenue is recognized for the sale of virtual items sold in YY Music channels immediately if the virtual item is a consumable or, in the case of time-based virtual items, recognized ratably over the period each virtual item is made available to the user, which does not exceed one year. We do not have further obligations to the user after the virtual items are consumed. Virtual items may be sold individually or bundled into one arrangement. When our users purchase multiple virtual items bundled within the same arrangement, we evaluate such arrangements under ASC 605-25 Multiple-Element Arrangements. We identify individual elements under the arrangement and determine if such elements meet the criteria to be accounted for as separate units of accounting. We allocate the arrangement consideration to separate units of accounting based on their relative selling price. The following hierarchy has been followed when determining the relative selling price for each element: (1) vendor specific objective evidence, or VSOE, (2) third party evidence, or TPE, and (3) best estimate of selling price, or BESP. Given that the VSOE of the selling price cannot be determined, we have adopted a policy to allocate the consideration of the whole arrangement to different virtual item elements based on the TPE of selling price or the BESP for each virtual item element. We determine the fair values of virtual items sold in a bundle based on similar products sold separately on the YY platform based on the TPE of selling price and determine the fair values of virtual items without similar products sold separately on the YY platform based on the BESP. The BESP is generally based on the selling prices of the various elements of a similar nature when they are sold to users on a stand-alone basis. The BESP may also be based on the estimated stand-alone pricing when the element has not previously been sold on a stand-alone basis. These estimates are generally determined based on pricing strategies, market factors and strategic objectives. We recognize revenue for each virtual item element in accordance with the applicable revenue recognition method.

Other revenue

Other revenue mainly represents revenue from membership subscription fees, technical support fees, server rental income and revenue from the sale of other items on the YY platform. We launched our membership program where members can receive enhanced user privileges when using YY Client. The membership fee is collected up-front from each member. The receipt of membership fees is initially recorded as deferred revenue, and revenue is recognized ratably over the period of the membership subscription. Server rental income is recognized on a straight-line basis over the rental period.

Advertising revenues

Advertising revenues are derived principally from advertising arrangements where the advertisers pay to place their advertisements on Duowan.com in different formats over a particular period of time. Such formats generally include but are not limited to banners, text-links, videos, logos, and buttons. Advertisements on our website are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contracts are recognized ratably over the contract period of display.

We enter into advertising contracts with third party advertising agencies, as well as with advertisers directly. A typical contract term would range from one to three months. Both third party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within six months.

Where our customers purchase multiple advertising spaces with different display periods in the same contract, we allocate the total consideration to the various advertising elements based on relative selling price and recognize revenue for the different elements over their respective display periods. We determine the fair values of different advertising elements based on our best estimate of selling prices of each advertisement within the contract, taking into consideration our standard price list and historical discounts granted. We recognize revenue on the elements delivered and defer the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight line basis over the contract period.

Transactions with third party advertising agencies

For contracts entered into with third party advertising agencies, the third party advertising agencies will in turn sell the advertising services to advertisers. Revenue is recognized ratably over the contractual period of display based on the following criteria:

•	there is persuasive evidence that an arrangement exists—we enter into framework and execution agreements with the advertising agencies, specifying price, advertising content, format and timing;

•	price is fixed or determinable—the price charged to the advertising agencies are specified in the agreements, including relevant discount and rebate rates;

•	services are rendered—we recognize revenue ratably as the elements are delivered over the contract period of display; and

•

collectability is reasonably assured—we assess the credit history of each advertising agency before entering into any framework and execution agreements. If the collectability from the agencies is assessed is not reasonably assured, we recognize revenue only when the cash is received and all the other revenue criteria are met.

We provide sales incentives in the forms of discounts and rebates to third party advertising agencies based on purchase volume. As the advertising agencies are viewed as the customers in these transactions, revenue is recognized based on the price charged to the agencies, net of sales incentives provided to the agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience.

Transactions with advertisers

We also enter into advertisement contracts directly with advertisers. Under these contracts, similar to transactions with third party advertising agencies, we recognize revenue ratably as the advertising services purchased from us are delivered over the periods of display specified by the relevant contracts. The terms and conditions, including price, are fixed according to the relevant advertising contract. We also perform a credit assessment of all advertisers prior to entering into contracts. Revenue is recognized based on the amount charged to the advertisers, net of discounts.

Advances from users and deferred revenue

Advances from users are prepayments from users for our virtual currency that are not yet consumed or converted into game tokens, and upon the consumption or conversion, are amortized according to the prescribed revenue recognition policies. Deferred revenue primarily consists of those unamortized game tokens in relation to the portion of game tokens retained by us or the sale of virtual items where there is still an implied obligation to be provided by us and will be recognized as revenue when all of the revenue recognition criteria are met. Deferred revenue also consists of upfront membership fees received and recognized ratably over the period of the membership subscription.

Consolidation

Our consolidated financial statements include the financial statements of our company, subsidiaries and variable interest entities (“VIEs”) for which we or our subsidiaries are the primary beneficiaries. All transactions and balances among our company, subsidiaries and VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which our company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors or to cast a majority vote at each meeting of directors, or has the power to govern the financial and operating policies of the entity under a statute or agreement among the entity’s shareholders or equity holders.

A VIE is an entity in which our company, or one of our subsidiaries, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore our company or one of our subsidiaries is the primary beneficiary of the entity. In determining whether our company or one of our subsidiaries is the primary beneficiary, we considered whether we have the power to direct activities that are significant to the VIE’s economic performance, and also our obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. We conduct our operations in China primarily through a series of contractual arrangements entered into among Beijing Huanju Shidai, our PRC subsidiary, Guangzhou Huaduo and Beijing Tuda, as well as Guangzhou Huaduo and Beijing Tuda’s shareholders. Based on our evaluations of the relationships between us and Beijing Tuda and Guangzhou Huaduo, the economic benefit flow of contractual arrangements made with them, as well as the controls conferred to us through these contractual arrangements enacted, we consider, through Beijing Huanju Shidai, we exercise effective control over Guangzhou Huaduo and Beijing Tuda, receive substantially all of their economic benefits and residual returns, and absorb substantially all the risks and expected losses from these two companies as if we were their sole shareholder. We also have an exclusive option to purchase all of the equity interests in each of Beijing Tuda and Guangzhou Huaduo when and if PRC law permits so and also the exclusive right to require any nominee shareholder of Beijing Tuda or Guangzhou Huaduo to transfer its interest in them to any person designated by us. For a detailed description of these contractual arrangements, see “Corporate History and Structure.” Based on our evaluation, we consider each of Beijing Tuda and Guangzhou Huaduo to be our VIE. Beijing Huanju Shidai, our wholly owned subsidiary in China, is the primary beneficiary of our VIEs; therefore, we consolidate the results of Beijing Tuda and Guangzhou Huaduo in our consolidated financial statements under U.S. GAAP.

As advised by our PRC counsel, Zhong Lun Law Firm, the contractual arrangements among Beijing Huanju Shidai and Beijing Tuda and its shareholders and the contractual arrangements among Beijing Huanju Shidai and Guangzhou Huaduo and its shareholders, governed by PRC law, are valid, binding and enforceable, and do not violate PRC laws currently in effect. However, if such contracts are held to be unenforceable, or if there are changes in PRC laws and regulations that affect our ability to control Beijing Tuda and Guangzhou Huaduo, we may be precluded from consolidating these companies in the future.

Share-based compensation

We awarded a number of share-based compensation to our employees and non-employees (such as consultants), which include share options, restricted shares and restricted share units granted to employees and non-employees, share-based awards granted to our chief executive officer and chairman and share-based awards granted in relation to our acquisition of NeoTasks Inc. The details of these share-based awards and the respective terms and conditions are described in “Share-based compensation” in note 18 to our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011 and in note 14 to our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2011 and September 30, 2012, which are included elsewhere in this prospectus.

Share options

Options were initially accounted for as equity-classified awards because there are no explicit repurchase rights specified in the award documents and the number of shares of our common shares issued under these awards are fixed and determined at the time of grants. All options to employees and non-employees are measured based on the grant date fair value of the award and recognized as compensation expense based on the graded-vesting method, net of estimated forfeitures, over the requisite service period, with a corresponding impact reflected in additional paid-in capital. The options to non-employees are re-measured at each reporting date using the fair value as at each period end. The compensation expense is recognized using the graded-vesting method.

Nevertheless, a number of our outstanding employee share-based awards relating to stock options granted to employees and non-employees, or the Pre-2009 Scheme Options, prior to the adoption of our 2009 Scheme had been subject to past practices of repurchases in conjunction with our preferred shares and common share issuance made to our shareholders and investors, details of which are described in “Share-based compensation’ in note 18 to our audited consolidated financial statements which are included elsewhere in this prospectus.

Upon the negotiation and occurrence of our repurchase of certain outstanding share-based awards in November 2009, the details of which are set out in “Share-based compensation” in note 18 to our audited consolidated financial statements which are included elsewhere in this prospectus, we considered it probable for holders of the Pre-2009 Scheme Options to develop an expectation that we might continue to repurchase their vested options in the future. As a result, such past practices result in a constructive obligation of ours. Such initially equity-classified awards were considered to have been tainted and they began to be reflected as a stock compensation liability on our consolidated balance sheets, commencing on the date when the definitive agreement on the repurchase was reached with the respective holders of the instruments in 2009. In the case of any future repurchases, the repurchase price of these awards would be determined by our board of directors with reference to valuation results regarding the fair value of our common shares prevailing at the time of repurchase and therefore it was not determinable until the date of repurchase.

We continued to amortize share-based compensation expenses for those awards expected to vest on a graded-vesting basis over the requisite service period. We re-measured the fair value of the awards at the end of each reporting period until either the repurchase rights were exercised or the holders were exposed to the market value of the shares for a reasonable period of time of at least six months, or the awards were settled, cancelled or expire unexercised.

On September 15, 2011, we determined not to undertake any repurchases of vested or unvested share-based compensation awards, except under those conditions specified in the relevant award scheme and grant documents. In addition, any proposed repurchase of vested or unvested share-based compensation awards should be approved by the majority votes of the board of directors. Our intention was specifically communicated to all employees. All employees with vested or unvested awards also confirmed their understanding and agreement through written confirmation. Accordingly, the classification of the liability-classified awards was changed to become equity-classified.

The following table sets forth certain information regarding the share options granted to our employees in 2009, with the share and per share information presented to give retroactive effect to a 1:490 share split in December 2009.

Grant Date	Common Shares Underlying Options Granted	Exercise Price Per Common Share	Fair Value Per Option as of the Grant Date	Fair Value Per Common Shares as of the Grant Date	Type of Valuation	Intrinsic Value Per Option(1)
		(US$)	(US$)	(US$)		(US$)
January 1, 2009	8,499,050	0.0067	0.0297	0.0351	Retrospective	0.5733

(1)	The intrinsic value in the table above represents the pre-tax intrinsic value (the difference between the estimated initial public offering price and the exercise price) of the awards outstanding.

We engaged an independent third party appraiser to assist us in our determination of the fair value of our share options as of each grant date and each re-measurement date. However, our management is ultimately responsible for such determination.

In determining the value of share options, we have used the binomial option pricing model to determine the fair value of equity-classified awards and liability-classified awards. Under this option pricing model, certain assumptions are required. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognized in our consolidated financial statements.

The key assumptions used in valuation of the options for grant date and re-measurement date fair values in 2009, 2010 and 2011 and the nine months ended September 30, 2012 are summarized in the following table:

	Years Ended December 31,			Nine Months Ended September 30, 2012
	2009	2010	2011
Risk-free interest rate(1)	2.81% - 3.61%	3.01% - 3.78%	3.34% - 4.01%	2.99% - 3.27%
Exercise multiple(2) (times)	2.2	2.2	2.2	2.2
Expected term(3) (years)	8 -10	7 - 9	6 - 8	5 - 6
Expected volatility(4)	62.50% - 68.85%	54.60% - 61.25%	53.06% - 55.34%	55.46% - 56.19%
Expected dividend yield(5)	—	—	—	—

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield as at the valuation dates.

(2)	The exercise-multiple is an assumption about early exercise behavior or patterns based on stock-price appreciation rather than the time that has elapsed since the grant date. It represents the expected ratio of stock price to exercise price at the time of exercise.

(3)	The expected term is the remaining contract life of the option.

(4)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

(5)	Neither Duowan BVI nor us has a history or the expectation of paying dividends on its common shares. The expected dividend yield was estimated based on our expected dividend policy over the expected term of the option.

Share-based award for our acquisition of NeoTasks

In December 2008, in connection with the acquisition of NeoTasks, we issued warrants to purchase 17,915,380 common shares and 8,957,690 common shares of our company to two founders of NeoTasks with a service condition of three years. In October 2009, our board approved the request of these warrant holders to exercise their warrants to acquire 26,873,070 restricted shares that were subject to a restricted share agreement with the same rights and vesting conditions as the original warrant grants.

These share-based awards were initially accounted for as equity-classified awards because there are no explicit repurchase rights specified in the award documents and the number of shares of our common shares issued under these awards are fixed and determined at the time of grants.

We recognize the value of the portion of the warrants/restricted shares that we ultimately expect to vest as expense over the requisite service periods in our consolidated statements of operations on a graded-vesting basis.

However, a number of our outstanding warrants/restricted shares had been subject to practices of repurchases in conjunction with our preferred share and common share issuance made to our shareholders and investors, details of which are described in “Share-based compensation” in note 18 to our audited consolidated financial statements which are included elsewhere in this prospectus.

Upon the negotiation and occurrence of the latest repurchase of outstanding share-based awards in 2009, we considered that it is probable that holders may develop an expectation that we might continue to repurchase their vested warrants in the future. As a result, such past practices result in a constructive obligation of ours. Such initially equity-classified awards were considered to have been tainted and they began to be reflected as a stock compensation liability on our consolidated balance sheet, commencing on the date when the definitive agreement on the First Repurchase was reached with the respective holders of the instruments.

We continued to amortize share-based compensation expense for those awards expected to vest on a graded-vesting basis over the requisite service period. We re-measured the fair value of the awards at the end of each reporting period until either the repurchase rights are exercised or the holders are exposed to the market value of the shares for a reasonable period of time (at least six months), or the awards are settled, cancelled or expire unexercised.

The fair value of warrants/restricted shares was based on the fair value of our underlying common shares on the grant date and re-measurement date.

The restricted shares granted to NeoTasks had been fully vested as of December 31, 2011.

Restricted shares

Restricted shares issued to our employees are measured based on the grant date fair value of the award and recognized as compensation expense based on the graded-vesting method, net of estimated forfeitures, over the requisite service period, with a corresponding impact reflected in additional paid-in capital. The fair value of restricted shares was based on the fair value of our underlying common shares on the grant date.

We account for restricted shares issued to non-employees are measured at fair value at the date the services are completed. These awards are re-measured at each reporting date using the fair value as at each period end until the measurement date. The compensation expenses is recognized using the graded vesting method.

We are required to estimate forfeiture at the time of grant and revise those estimated in subsequent periods if actual forfeitures differ from those estimates. Historical data was used to estimate pre-vesting forfeitures and record share-based compensation expenses only for those awards that we expect to vest.

The following table sets forth certain information regarding the restricted shares granted to our employees and non-employees at different dates in 2009, 2010 and 2011 and the nine months ended September 30, 2012 with share and per share information presented to give retroactive effect to a 1:490 share split.

Grant Date	Restricted Shares Granted	Fair Value Per Common Share as of the Grant Date	Type/Methodology of Valuation
		(US$)
January 1, 2010	23,686,542	0.1590	Retrospective/ GTM(1)
February 1, 2010	4,257,335	0.1875	Retrospective/ GTM(1)
April 1, 2010	2,000,000	0.2721	Retrospective/ GTM(1)
July 1, 2010	20,060,000	0.4666	Retrospective/ GTM(1)
October 1, 2010	500,000	0.6988	Retrospective/ GTM(1)
January 1, 2011	10,846,800	0.9362	Retrospective/ Backsolve(2)

(1)	GTM denotes the guideline transaction method under the market approach based on the enterprise value to revenue multiples of our own equity transactions close to the valuation date.

(2)	Backsolve denotes the back solve method under the market approach based on our own equity transactions as of the valuation date.

Restricted share units

Restricted share units issued to our employees are measured based on the grant date fair value of the award and recognized as compensation expense based on the graded-vesting method, net of estimated forfeitures, over the requisite service period, with a corresponding impact reflected in additional paid-in capital. The fair value of restricted shares was based on the fair value of our underlying common shares on the grant date.

We are required to estimate forfeiture at the time of grant and to revise those estimates in subsequent periods if actual forfeitures differ with those estimates. Historical data was used to estimate pre-vesting forfeitures and record share-based compensation expenses only for those awards that we expect to vest.

The following table sets forth certain information regarding the restricted share units granted to our employees in 2011 and the nine months ended September 30, 2012 with share and per share information.

Grant Date	Restricted Share Units Granted	Fair Value Per Common Share as of the Grant Date	Type/Methodology of Valuation
		(US$)
September 16, 2011	9,097,000	1.0630	Contemporaneous/ DCF(1)
January 1, 2012	1,668,000	1.0869	Contemporaneous/ DCF(1)
March 31, 2012	6,597,921	1.1153	Contemporaneous/ DCF(1)
July 15, 2012	533,000	1.1284	Contemporaneous/ DCF(1)
September 1, 2012	6,151,300	1.1146	Contemporaneous/ DCF(1)
September 30, 2012	650,000	1.1437	Contemporaneous/ DCF(1)

(1)	DCF denotes the discounted cash flow method under the income approach which explicitly recognizes that the business enterprise value as of the valuation date is developed by discounting future net cash flow to the present value at a rate that reflects both the current return requirements of the market and the risks inherent in the specific investment.

Share-based awards granted to chief executive officer and chairman

On February 23, 2010, Mr. David Xueling Li and Mr. Jun Lei, our co-founder, chairman and director, were granted 13,369,813 and 29,678,483 restricted shares, which vested immediately and over a four-year period (50% after the second anniversary and 25% each year thereafter), respectively. These restricted shares are subject to a performance condition which relates to the number of peak concurrent users on YY Client. Such performance condition was met as of December 31, 2010.

We recognized these awards as employee share-based compensation Awards using fair value of the awards on the grant date. The compensation expense for the restricted shares held by Mr. David Xueling Li was fully recognized and the compensation expense for the restricted shares held by Mr. Jun Lei was recognized over the requisite service period using the graded vesting method.

The fair value of the share-based awards above was determined at the respective grant dates by us with the assistance of an independent valuation company.

Common share value

Given that we issued common shares and warrants to Tiger, an independent investor, in January 2011, we used the Backsolve Method based on our own share transactions to determine the fair value of our equity as of January 1, 2011. Among the valuation methodologies, the Backsolve Method is the most objective indicator of the enterprise value at the development stage like our company in January 2011. In view of the fast growing number of registered user accounts, with relatively fixed staff costs and network expenses, we judged it is reasonable to assume that our business enterprise value would increase in line with our growing revenue. For valuation dates in 2010, as there was no share transactions with investor in 2010, we could not adopt the Backsolve Method. Instead, we adopted the Guideline Transaction Method under the market approach and applied the implied business enterprise value to revenue multiples based on the increase in the business enterprise value between our series C financing in November 2009 and the warrants issued to Tiger in January 2011 over the increase in corresponding 12-month trailing revenues, to determine the fair value of our equity in 2010. The income approach—discounted cash flow method, or DCF—was also used in preparing a business enterprise value analysis of our company as of January 1, 2008, September 16, 2011, January 1, 2012, March 31, 2012, June 1, 2012, July 15, 2012, September 1, 2012 and September 30, 2012 and for the beneficial conversion feature assessments as of June 1, 2008, August 1, 2008 and November 1, 2009.

The determination of the fair value of our common shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant. Had our management used different assumptions and estimates, the resulting fair value of our common shares and the resulting share-based compensation expenses could have been different.

We believe that the determinations of the fair market value of our common shares were fair and reasonable at the times they were made. Our board of directors’ methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Private-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Aid.

See “—Fair value of our common shares” for more details.

Acquisition

We apply the purchase method of accounting to account for our acquisitions. We determine the acquisition date based on the date at which all required licenses are transferred to us and we obtained control of the acquiree.

Purchase consideration generally consists of cash, contingent consideration and equity securities. In estimating the fair value of equity compensation, we consider both income and market approach and selected the methodology that is most indicative of our fair value in an orderly transaction between market participants as of the measurement date. Under the market approach, we utilize publicly-traded comparable company information to determine the revenue and earnings multiples that are used to value our equity securities. Under the income approach, we determine the fair value of our equity securities based on the estimated future cash flow discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk and the rate of return an outside investor would expect to earn. We base the cash flow projections on forecasted cash flows derived from the most recent annual financial forecast using a terminal value based on the perpetuity growth model.

The identifiable assets acquired and liabilities and contingent liabilities assumed in a business acquisition are measured initially at the fair value at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill.

We are responsible for determining the fair value of the equity issued, assets acquired, liabilities assumed and intangibles identified as of the relevant acquisition date. Post-acquisition expenses are charged to general and administrative expenses directly.

Goodwill

Goodwill represents the amount by which the cost of acquired net assets in a business acquisition exceeds the fair value of the net identifiable assets on the date of purchase. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to the reporting units that are expected to benefit from the business combination in which the goodwill arises for the purpose of impairment testing. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recorded to the extent that the carrying value of goodwill exceeds its fair value. We have determined that the reporting units for testing goodwill impairment are the operating segments that constitute a business for which discrete financial information is available and for which management regularly reviews the operating results.

We estimate the fair value of our reporting units using discounted cash flow valuation models. There are inherent limitations in any estimation technique and a minor change in the assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of our consolidated assets, shareholders’ equity and net income or loss.

We perform an impairment test on October 1 of each year or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Zero impairment loss is recognized for each of the periods presented.

Intangible assets

Intangible assets that are acquired in business acquisitions are recognized apart from goodwill if the intangible assets arise from contractual or other legal rights, or are separately identifiable if the intangible assets do not arise from contractual or other legal rights.

The costs of determinable-lived intangible assets are amortized to expense over their estimated life and stated at cost (fair value at acquisition) less accumulated amortization. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually on October 1 of each year, or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. We reassess indefinite-lived intangible assets at each reporting period to determine whether events or circumstances continue to support an indefinite useful life.

Impairment of long-lived assets and intangible assets

The carrying amounts of long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Zero, RMB0.3 million, RMB1.9 million and RMB0.5 million of impairment of investments were recognized for the years ended December 31, 2009, 2010 and 2011 and the nine months ended September 30, 2012.

Taxation and uncertain tax positions

Current income tax is provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes. In accordance with the regulations of the relevant tax jurisdictions, deferred income taxes are accounted for using the liability approach which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future tax payable in our significant tax jurisdictions. The largest component of our deferred assets are the temporary differences generated by our PRC subsidiary and VIE due to recognition of the deferred revenue. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiary and VIE to generate taxable income in the future years. To the extent that we believe it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a total valuation allowance to offset the deferred tax assets. As of December 31, 2009, 2010 and 2011 and September 30, 2012, a total valuation allowance of RMB4.7 million, RMB8.1 million, RMB1.9 million (US$0.3 million) and RMB2.5 million (US$0.4 million), respectively, was recognized against deferred tax assets. If we subsequently determine that all or a portion of the temporary differences are more like than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.

We adopted the guidance on accounting for uncertainty in income taxes on January 1, 2008. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining the relevant provision for income taxes. The adjustment to the opening balance of retained earnings as of January 1, 2008 as a result of the implementation of the guidance was zero. The interest and penalties associated with tax positions for the years ended December 31, 2009, 2010 and 2011 and the nine months ended September 30, 2012 was zero. As of December 31, 2009, 2010 and 2011 and September 30, 2012, we had no significant unrecognized uncertain tax positions.

Foreign currency

We use Renminbi as our reporting currency. The functional currency of our company, incorporated in the Cayman Islands, and our subsidiaries incorporated in the British Virgin Islands and Hong Kong is U.S. dollars, while the functional currency of the other entities is Renminbi. In the consolidated financial statements, the financial information of our company and our subsidiaries which use U.S. dollars as their functional currency have been translated into Renminbi. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments arising from these are reported as other comprehensive income or loss in the statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from re-measurement at year-end are recognized in foreign currency exchange gain/loss, net in the consolidated statements of operations and comprehensive loss.

Fair value of our common shares

In determining the fair values of our common shares as of each award grant date, three generally accepted approaches to value were considered: cost, market and income approaches. While useful for certain purposes, the cost approach is generally not considered applicable to the valuation of a company as a going concern, as it does not capture the future earning potential of the business. The comparability of the financial metrics of comparable companies in our industry and thus the relevance of the market approach based on guideline companies method were also considered low because our target market and stage of development were different from those of the publicly listed companies in the same industry. In view of the above, we determined that the income approach is the most appropriate method to derive the fair values of our common shares for valuation dates with no equity transaction close to the award grant date. In case we have own equity transactions close to the award grant date, guideline transaction method of the market approach or backsolve method were adopted. In addition, we took into consideration the guidance prescribed by the AICPA Practice Aid.

We are a private company with no quoted market prices for our common shares. We have therefore estimated, with assistance from an independent valuation firm, the fair value of our common shares at certain dates in 2010, 2011 and the nine months ended September 30, 2012 for the following purposes:

(a)	to determine the fair value of our common shares at the date of the grant and re-purchase date of a share-based compensation award as one of the inputs into determining the fair value of the award as of the grant date or the re-purchase date;

(b)	to determine the fair value of warrants issued to Tiger Global Six YY Holdings as of the issuance date and re-measurement date; and

(c)	to determine the fair value of our common shares at the date of the grant of restricted shares and restricted share units as one of the inputs into determining the fair value of the award as of the grant date.

The following table sets forth the fair values of our common shares estimated from July 1, 2010 to the date of this prospectus:

Date	Fair Value of Common Shares (US$ per share)	Type/Methodology of Valuation	Purpose of Valuation
July 1, 2010	0.4666	Retrospective/ GTM(1)	(a)
October 1, 2010	0.6988	Retrospective/ GTM(1)	(a)
January 1, 2011	0.9362	Retrospective/ Backsolve(2)	(b)
May 1, 2011	0.9952	Retrospective/ GTM(1)	(a)
September 16, 2011	1.0630	Contemporaneous/ DCF(3)	(c)
January 1, 2012	1.0869	Contemporaneous/ DCF(3)	(c)
March 31, 2012	1.1153	Contemporaneous/ DCF(3)	(c)
June 30, 2012	1.1335	Contemporaneous/ DCF(3)	(c)
July 15, 2012	1.1284	Contemporaneous/ DCF(3)	(c)
September 1, 2012	1.1146	Contemporaneous/ DCF(3)	(c)
September 30, 2012	1.1437	Contemporaneous/ DCF(3)	(c)

(1)	GTM denotes guideline transaction method under market approach based on the enterprise value to revenue multiples of our own equity transactions close to the valuation date.

(2)	Backsolve denotes the back solve method under market approach based on our own equity transactions as of the valuation date.

(3)	DCF denotes the discounted cash flow method under the income approach which explicitly recognizes that the business enterprise value as of the valuation date is developed by discounting future net cash flow to the present value at a rate that reflects both the current return requirements of the market and the risks inherent in the specific investment.

When estimating the fair value of the common shares, our management considered a number of factors, including the result of an independent third party appraisal and the equity transactions conducted by our company, while taking into account standard valuation methods and the achievement of certain events. We obtained a retrospective valuation instead of a contemporaneous valuation for valuation dates prior to August 2011 by an unrelated valuation specialist because, at that time, our financial and other resources were mainly focused on our research and development efforts.

Due to the changing environment in which we are operating, a number of assumptions were established in deriving the fair value of our common shares. These assumptions include: there will be no major changes in the existing political, legal, fiscal and economic conditions in China; there will be no major changes in the current taxation law in China; exchange rates and interest rates will not differ materially from those presently prevailing; the availability of finance will not be a constraint on the future growth of our operations; we will retain and have competent management, key personnel, and technical staff to support our ongoing operations; and industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

Equity value as of September 16, 2011, January 1, 2012, March 31, 2012, June 30, 2012 and September 30, 2012

Valuation of common equity as of September 16, 2011, January 1, 2012, March 31, 2012, June 30, 2012 and September 30, 2012 are based on the income approach—discounted cashflow analysis. The income approach involves applying appropriate discount rates to estimated cash flows that are subject to a number of assumptions. These assumptions include: (i) no material changes in the existing political, legal, fiscal and economic conditions in China; (ii) our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operations; (iii) exchange rates and interest rates will not differ materially from those presently prevailing; (iv) the availability of financing will not be a constraint on the future growth of our operation; and (v) industry trends and market conditions for related industries will not deviate significantly from economic forecasts. These assumptions are inherently uncertain and subjective.

The risks associated with achieving an estimated cash flow were assessed in selecting the appropriate discount rates. The discount rates were based on the estimated market required rate of return for investing in our company, or weighted average cost of capital, or WACC, which was derived using the capital asset pricing model, a method that market participants commonly use to price securities. The change in WACC was the combined result of the changes in risk-free interest rate, industry-average correlative relative volatility coefficient beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections.

A discount for lack of marketability, or DLOM, was also applied to reflect the fact there is no ready public market for our shares as we are a closely held private company. DLOM was quantified using the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors such as timing of a liquidity event (such as an initial public offering) and estimated volatility of equity securities. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower the DLOM used for the valuation, the higher the determined fair value of the common shares.

The discount rates and DLOM used are provided as follows:

Valuation dates	WACC	DLOM
September 16, 2011	16.5%	15.0%
January 1, 2012	16.0%	15.0%
March 31, 2012	16.0%	15.0%
June 30, 2012	16.0%	15.0%
September 30, 2012	18.0%	10.0%

Equity value as of January 1, 2011

We issued common shares and warrants to Tiger, an independent investor, in January 2011. We adopted the Backsolve Method to determine the equity value of our company by matching the sum of fair value of common shares issued and warrants granted to Tiger with the consideration of US$50.0 million.

Equity value as of July 1, 2010, October 1, 2010 and May 1, 2011

During the year 2010, we mainly focused on raising peak concurrent user levels and exploring new revenue sources related to YY such as virtual items sold in music channels created by YY users. Hence, we did not prepare financial projections. Since our operating costs such as staff costs and network expenses are relatively fixed in nature, we judged it reasonable to assume that our increase in business enterprise value was in a linear relationship with the increase in revenue. As such, a linear relationship of around 41 times, devised from the increase of business enterprise value between series C financing as of November 1, 2009 and the warrants issued to Tiger as of January 2011 over the increase of corresponding 12-month trailing revenues, was applied to the 12-month trailing revenue as of the valuation date to estimate the business enterprise value and hence equity value as of each valuation date stated in this section. We adopted the GTM for these valuation dates.

Allocation of equity value

Our equity values determined at the respective valuation dates based on the above assumptions were allocated between the preferred shares and common shares using the option pricing model taking into account the guidance prescribed by the AICPA Practice Aid. We have taken into consideration estimates of the anticipated timing of a potential liquidity event, such as an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. The estimated volatility was derived by referring to the average annualized standard deviation of the share prices of listed comparable companies for the historical period matching with the terms of the options. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The volatility of our shares was estimated based on the historical volatility of the shares of comparable listed companies. Had we used different estimates of volatility, the allocations between preferred and common shares would have been different.

Changes in fair values

Below are descriptions of how the fair values of our common shares changed in the past 12 months prior to the date of this prospectus.

The determined fair value of our common shares increased from US$1.0630 per share as of September 16, 2011 to US$1.0869 per share as of January 1, 2012. We believe this is primarily because of our ability to generate cash, substantially driven by:

•	The increasing popularity of YY as reflected in the sharp increase in registered user accounts from 232 million to 266 million over this 3.5 months period;

•	Our high quality voice-enabled services and robust server technology having further driven peak concurrent users and monthly active users to reach a new high during this period; and

•	A change in WACC from 16.5% to 16.0% as a result of decrease in risk-free rate.

The increase in the fair value of our common shares, from US$1.0869 per share as of January 1, 2012 to US$1.1153 per share as of March 31, 2012, was primarily because of an increase in our ability to generate cash, substantially driven by:

•	The increasing popularity of YY as reflected in the sharp increase in registered user accounts from 266 million to 302 million over this three-month period; and

•	The growth of our peak concurrent users and our monthly active users, which resulted from, among other reasons, the high quality of our services and technology.

The increase in the fair value of our common shares, from US$1.1153 per share as of March 31, 2012 to US$1.1335 per share as of June 30, 2012 was primarily because of an increase in our ability to generate cash, substantially driven by:

•	The increasing popularity of YY as reflected in the sharp increase in registered user accounts from 302 million to 345 million over this three-month period; and

•	Our monthly active users having grown as a result of, among other reasons, the high quality of our services and technology.

The increase in the fair value of our common shares, from US$1.1335 per share as of June 30, 2012 to US$1.1437 per share as of September 30, 2012, was primarily due to the following:

•	the impending launch of this offering, which would provide our company with additional capital, enhance our ability to access capital markets and raise our profile;

•	an increase in the liquidity of our shares and a decrease in our DLOM from 15% as of June 30, 2012 to 10% as of September 30, 2012 as we further advance towards the completion of this offering; and

•

the appreciation of the Renminbi against the U.S. dollar over this period by 1.1%, as quoted by Bloomberg, which raised the fair value of our common shares because the forecasted cash flow for our common share valuation was prepared in Renminbi.

The mid-point of the estimated offering price range is lower than the fair value per common share since October 1, 2010. The estimated offering price range was determined based on the discussions between us and the underwriters for the offering, taking into consideration multiple factors, including but not limited to the current volatility and uncertainty of the U.S. and global capital markets. We have not experienced material adverse changes in our business and financial condition since October 2010, and the estimated offering price range is not an indication of any adverse trend in our business or financial condition.

Fair value of our series A, B, C-1 and C-2 preferred shares

In addition to our common shares, we have also determined the fair value of the series A, B, C-1 and C-2 preferred shares with the assistance of an independent valuation agency, the result of which is used to determine the amount of redemption values as well as the amortization of the associated beneficial conversion feature. Consistent with common shares discussed above, the determination of the fair value of our series A, B, C-1 and C-2 preferred shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of these shares and our operating history and prospects at the time of valuation.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, an accounting standard update which amended the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. We adopted this standard effective January 1, 2012. The adoption of this standard did not have a material impact on our consolidated financial statements and disclosures.

In June 2011, the FASB issued an accounting standards update on the presentation of comprehensive income under which the option to present the components of other comprehensive income as part of the statement of shareholders’ equity has been eliminated. We adopted this standard effective January 1, 2012. The standard requires other comprehensive income be presented as part of a single continuous statement of comprehensive income or in a statement of other comprehensive income immediately following the statement of operations. Reclassification adjustments from other comprehensive income to net income must be presented on the face of the financial statements. This standard must be retrospectively applied to all reporting periods presented in financial reports issued after the effective date. We adopted this standard effective January 1, 2012. The adoption of this standard did not have a material impact on our consolidated financial statements and disclosures. The adoption of this guidance changed the presentation of our financial statement but did not affect the calculation of net income, comprehensive income or earnings per share.

In September 2011, the FASB approved changes to the goodwill impairment guidance that is intended to reduce the cost and complexity of the annual impairment test. The changes will provide entities an option to perform a “qualitative” assessment to determine whether further impairment testing (i.e. step 2) is necessary. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The final standard was issued in September 2011. We adopted this standard effective January 1, 2012. The adoption of this standard did not have a material impact on our consolidated financial statements and disclosures.

In December 2011, the FASB issued a further authoritative pronouncement, Accounting Standard Updated, or ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05, Presentation of Comprehensive Income. Under the amendments in ASU 2011-05, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments in ASU 2011-05 require that reclassification adjustments be presented in interim financial periods. The amendments supersede changes to those paragraphs in ASU 2011-05 that pertain to how, when, and where reclassification adjustments are presented. Due to the time required to properly make such a reassessment and to evaluate alternative presentation formats, the Board decided that it is necessary to reinstate the requirements for the presentation of reclassifications out of accumulated other comprehensive income that were in place before the issuance of ASU 2011-05. The amendments in this ASU are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. We adopted this standard effective January 1, 2012 and revised the historical annual financial statements to retrospectively reflect the adoption of ASU 2011-05.

In December 2011, the FASB issued an authoritative pronouncement on disclosures about offsetting assets and liabilities. Under this pronouncement, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. This pronouncement is not expected to have a material impact on our financial position, results of operations or cash flows.

In July 2012, the FASB issued an accounting standards update which allows an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test on indefinite-lived intangible assets other than goodwill. Under these amendments, an entity would not be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on qualitative assessment, that it is not more likely than not, the indefinite-lived intangible asset is impaired. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, early adoption is permitted. The adoption of ASU 2012-02 is not expected to have an impact on our consolidated financial statements.

BUSINESS

Overview

YY is a revolutionary rich communication social platform that engages users in real-time online group activities through voice, text and video. YY Client, our core product launched in China in July 2008, has attracted 400.5 million registered user accounts as of September 30, 2012. We achieved approximately 10.0 million peak concurrent users and approximately 70.5 million monthly active users on YY in August 2012. Because we do not operate our platform on a real name basis, however, certain metrics may overstate the number of unique individuals using or paying for our products and services. See “Risk Factors—Risks Relating to Our Business—The respective number of our registered user accounts, active users, paying users and unique visitors may overstate the number of unique individuals who register to use our products and services, log on to YY Client, purchase virtual items or other products and services on our platform or access Duowan.com, respectively, and may therefore lead to an inaccurate interpretation of our average revenue per paying user metric and of our business operations by our management and by investors, and may affect advertisers’ decisions on the amount spent on advertising with us.”

People are social creatures with a fundamental desire to connect, interact and communicate with each other. YY empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online games, karaoke, music concerts, education, live shows and conference calls. We believe that our proprietary technology infrastructure was the first to develop the capacity to support simultaneous communications among millions of concurrent users in a single channel. YY’s scale, social features and high quality voice and video make it popular among internet users in China, as evidenced by the 393.0 billion voice minutes that users spent on YY Client in the first nine months in 2012.

Our platform consists of YY Client, the YY.com and Duowan.com web portals and Mobile YY. YY Client is our PC-based software that provides real-time access to user-created online activities groups, which we refer to as channels. Although online communication tools such as instant messenger and social networking services existed when we introduced YY Client in July 2008, these tools and services were confined to text or limited-scale voice or video communications. YY Client has transformed online social communications by enabling large-scale group activities through our platform. In 2011, we held an approximate 84.2% market share in the real-time online group voice communications market in China in terms of cumulative user time spent, according to the iResearch Report. On average, each active user spent approximately 51.7 hours on YY Client in September 2012. YY Client is available to download for free from YY.com, our online portal and guide to channels, events and content available across our platform. We also operate Duowan.com, the No. 2 game media website in China that provides access to and interactive resources for online games as measured in terms of monthly unique visitors in the eight months ended August 31, 2012, according to iResearch. To increase the accessibility and usage of YY Client, we introduced our mobile application, Mobile YY, in September 2010. To make YY more easily and widely accessible, we launched web-based YY in October 2012.

Delivering a superior user experience is our core focus, which in turn relies on our proprietary technology and industry know-how. A single YY channel can currently have from only a handful to approximately 1.4 million concurrent users. YY enables users to continually create new channels to engage in activities on our open platform designed to make offline group activities more effective and efficient online. YY is supported by our highly scalable infrastructure throughout China and our proprietary algorithms enabling low latency, low jitter and low loss rates in delivering voice and video data.

While the basic use of our platform is currently free, we monetize our user base through IVAS and online advertising. Currently, revenues from IVAS are primarily generated through sales of virtual items and game tokens that our users may purchase on our platform, including online games and YY Music. Online advertising revenues are primarily generated from sales of different forms of advertising on Duowan.com. Although we do not currently derive revenues from Mobile YY, we have plans to monetize it by selling virtual items on Mobile YY in the future. We believe that we will be able to capitalize on the large and highly engaged user base of our open platform by exploring additional monetization opportunities and diversifying our revenue sources.

We have achieved significant growth in recent years. Our total net revenues increased from RMB32.7 million in 2009 to RMB128.3 million in 2010 and to RMB319.7 million (US$50.8 million) in 2011, representing a CAGR of 212.6% from 2009 to 2011. For the nine months ended September 30, 2012, our total net revenues grew to RMB553.2 million (US$88.0 million), representing a 167.6% increase from RMB206.7 million for the nine months ended September 30, 2011. We had a net loss of RMB47.1 million, RMB238.9 million and RMB83.2 million (US$13.2 million) in 2009, 2010 and 2011, respectively, and in the nine months ended September 30, 2012, we had a net income of RMB56.0 million (US$8.9 million). Our adjusted net loss, a non-GAAP measure, decreased from RMB10.6 million in 2009 to RMB1.9 million in 2010, and in 2011, we had an adjusted net income of RMB51.8 million (US$8.2 million). In the nine months ended September 30, 2012, our adjusted net income amounted to RMB130.7 million (US$20.8 million) compared to an adjusted net income of RMB19.3 million in the same period in 2011. Our adjusted net (loss) income excludes non-cash share-based compensation expenses. For information regarding adjusted net (loss) income and a reconciliation of each to net (loss) income, see “Prospectus Summary—Our Summary Consolidated Financial Data—Non-GAAP Financial Measure” on page 14.

Our Strengths

We believe the following factors have contributed to the success of our rich communication social platform:

Large and highly engaged user base. We have attracted a large and highly engaged user base since we launched YY Client in July 2008. YY Client has attracted 400.5 million registered user accounts as of September 30, 2012 and 66.1 million monthly active users in September 2012. In September 2012, an average of approximately 625,000 registered user accounts and 63,000 new channels were created on YY Client each day. The increasing number of YY users and channels reflects the increased content, topics and activities on our platform for our users to explore. These factors drive greater user engagement and ultimately increase the number of monetization opportunities available to us. On average, each active user spent approximately 51.7 hours on YY Client in September 2012. We believe our number of registered users and the level of user engagement are among the highest of all internet companies in China, which creates high barriers of entry for potential competitors.

Powerful network effects. The more users use YY, the more diverse and vibrant our social ecosystem becomes, and the greater the value of our platform to our users and partners. This network effect encourages loyalty among our existing users and incentivizes them to attract new users, resulting in more channels and activities being created and more interests being catered to. This in turn leads to greater user engagement, a further enlarged user base and a thriving online social ecosystem. Our registered user accounts as of December 31, 2009, 2010 and 2011 and September 30, 2012 were 36.5 million, 124.7 million, 266.2 million and 400.5 million, respectively, which were achieved with minimal sales and marketing expenses. Our growing user base in turn attracts high quality content and more business partners on our platform.

Superior user experience. YY provides a rich communication social platform for high-fidelity communications in real time for millions of concurrent users in hundreds of thousands of channels. The platform facilitates access to a vast array of content through an intuitive graphical user interface that enables simple discovery of relevant content and engagement with other users. In addition, the platform also offers various options for easy and effective channel creation and management, thus encouraging higher levels of engagement from channel owners and managers. YY’s ease of use results in high levels of user participation, which we believe appeals to new users, increases user loyalty and creates high barriers to entry as users accustomed to our high quality user experience are less likely to tolerate technical glitches or obtuse interfaces in competing products.

Scalable platform serving a broad range of potential end markets. The open architecture of the YY platform allows our user community to create, expand and develop novel ways to utilize the platform. The continuous, organic enrichment of the content available on our platform extends our relevance to new markets and users. While YY Client was originally intended to facilitate real-time communications among players of online games, our users quickly expanded its uses to include online events and performances, such as karaoke, music concerts, talk shows, education seminars and conference calls. We are able to gather an increasing amount of expertise on user behavior and preferences to more effectively design, promote and manage our products and services. The breadth of the potential uses and end markets addressed by our platform also creates many potential monetization opportunities for us to pursue.

Proprietary and scalable technology infrastructure. We have invested significant resources in developing our proprietary technology to support our business and future growth. Our proprietary technology infrastructure ensures high service quality characterized by high fidelity delivery of large amounts of voice and video data to millions of concurrent users across the generally inefficient and unstable telecom network infrastructure in China. We had 9.3 million peak concurrent users on YY Client in September 2012, and our users spent an aggregate of 294.3 billion voice minutes on YY Client in the first nine months in 2011 and 393.0 billion voice minutes in the first nine months of 2012. Our scalable architecture consists of cloud-based server infrastructure and our proprietary algorithms that automatically detect the fastest and best way to dynamically route voice and video data. We believe the proprietary nature and scalability of our technology infrastructure form the basis for our superior user experience.

Our Strategies

Our goal is to make offline group activities available and better online. We intend to achieve our goal by pursuing the following strategies:

Further expand our user base. We aim to further expand our user base, as we believe the size of our user base represents an important competitive advantage. We periodically analyze proprietary data on our user behavior to gain a deeper understanding of their needs and preferences to further improve and expand our products and services in order to better address user demand. For example, we identified significant user demand for live online music concerts, celebrity/fan interaction events and online education. We addressed these demands by enabling users to host these live events and launching and increasing online video features on our platform, among other measures, and intend to further expand our capacity in these areas, especially in making video-enabled features more attractive and more widely available to our users. Furthermore, we intend to develop better content-search tools to help our users search for and find the content they want more easily and to develop new functionalities to allow users to access records of their historical interaction with others whenever they desire.

Increase the monetization of our user base. We plan to increase the monetization of our user base through paid products and services. Firstly, we intend to develop and introduce more IVAS, such as new in-channel paid activities, online conference calls and further enhanced privileges for our membership program and the recently introduced live broadcasting of online games. Secondly, we intend to increase the number of our paying users by raising their awareness of our paid products and services, especially existing in-channel virtual items, and enhancing the online payment process to make it easier for users to pay. Third, we plan to introduce third party applications or events that can be monetized through our open platform.

Further develop and expand the use of Mobile YY. As we plan to make our products and services more accessible, we are further developing Mobile YY. By the end of June 2012, there were 1.1 billion mobile users in China, according to the MIIT, almost twice as many as the 538 million internet users in China by the end of June 2011, according to the China Internet Network Information Center. Since the launch of our Mobile YY in September 2010, an increasing portion of our users has been accessing our platform through Mobile YY and there were approximately 18.0 million activations of Mobile YY in the nine months ended September 30, 2012. We believe there is significant potential to grow both the number of Mobile YY users as well as their level of engagement on Mobile YY, and will continue to introduce new mobile-specific features and applications such as WeiChang, a mobile application designed to allow users to sing online through their mobile devices. Although we do not currently derive revenues from Mobile YY, we have plans to monetize it in the future by selling virtual items on Mobile YY, in the same way YY Client is currently monetized.

Continue to invest in our leading technology infrastructure. We intend to continue investing in and developing our industry-leading technology that supports our platform. As registered user accounts continue to increase, we intend to further augment our infrastructure capacity to more efficiently and reliably deliver voice and video data. We expect to obtain additional servers and bandwidth as part of our efforts to ensure that we can continue to provide the same level of high quality services to our users. We also intend to expand our technology team. We believe that maintaining and upgrading our industry-leading technology infrastructure will help us continue to attract new users and engender greater user loyalty.

The YY Platform

The YY platform consists of YY Client, web-based YY, the YY.com and Duowan.com web portals and Mobile YY. YY Client is our PC-based user software that provides access to user-created online social activities groups, which we also refer to as channels. We operate Duowan.com, which provides access to and interactive resources for online games. To increase the accessibility and usage of YY Client, we also offer Mobile YY, a smartphone application. Although we do not currently derive revenues from Mobile YY, we have plans to monetize it by selling virtual items on Mobile YY in the future.

YY Client

Our core product, YY Client, enables users to engage in live interactions online, and we continue to develop and upgrade it to address evolving user needs. YY Client provides access to user-created online social activities groups, which we refer to as channels. YY Client is compatible with most major internet-enabled devices, including PCs and mobile operating systems through Mobile YY. YY Client is widely accessible to most internet users in China because its voice-enabled features only require a minimal bandwidth of approximately 2 KB per second. YY Client is available to download for free from YY.com, Duowan.com and other internet software download centers.

The first version of YY Client, launched in July 2008, was instantly popular with users due to its voice-enabled features that allowed online game players to communicate with large groups of fellow gamers in real time. Game players typically organize various game players’ guilds for players to discuss gaming strategies and play online games together. Such online game players’ guilds, which can consist of up to thousands of players, built their own channels on YY Client to communicate with fellow guild members in real time when playing games online.

As users of YY Client eventually began to use it for purposes other than game-related group voice communications, we discovered that there was a significant potential market for a platform enabling large groups to gather, meet and socialize in real time. As a result, we further developed and tailored YY Client in response to that market need, and turned it into the revolutionary rich communication social platform that it is today. We gradually introduced video-enabled channels beginning in late 2011 in order to further enrich user experience and expand the versatility and potential application of our platform. We have since expanded the use of our video features to include some of our most popular music and education channels and will further expand the availability of video features over time. YY’s registered user accounts had increased significantly from 36.5 million as of December 31, 2009 to 400.5 million registered user accounts as of September 30, 2012. YY also had 35.4 million, 53.4 million, 66.1 million active user accounts in December 2010 and 2011 and September 2012.

All of the basic social interface features enabled by our YY Client, such as the ability to engage in multi-party voice- and video-enabled communications, are currently available to our users free of charge. In addition, some IVAS, such as virtual flowers, are free to users up to a certain threshold. We currently earn revenues from YY Client through sales of IVAS paid through online third party payment systems. We also began generating revenues from our membership program in October 2011.

Channels on YY Client—User-created and User-defined

On YY Client, users can create individual channels for any live social gathering covering a broad range of interests and topics. YY Client offers unlimited potential for users to create channels to cover new topics and interests, quickly gain a fast growing user base and emerge as one of the most popular channels. YY Music, one of the most popular segments on our platform, began generating revenues from the sale of virtual items beginning in March 2011.

Currently, the most popular channel topics on YY channels include the following:

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Games. YY channels are a popular live online communications tool for several major types of online games, such as massive multiplayer online games, web games, first person shooter games and real-time strategy games. Game players gather on YY channels for in-game real-time exchanges and to share game-playing tips, discuss strategies, game walk-throughs and guides, and organize guild-related social events. We intend to develop and introduce other game-related IVAS, such as the recently introduced live broadcasting of online games, in the future.

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Music. Users gather on YY channels to participate in a range of music activities such as karaoke and live concerts/singing competitions. Beginning in March 2011, we launched a service offering various virtual items for sale on YY Music. We have expanded our virtual item offerings, and in turn, revenues, from YY Music, and expect to continue to do so in the future. For karaoke, one of the most popular activities on YY channels, we enable users to sing live to, and receive live feedback from, an online audience. We also host a variety of live online concerts and singing competitions showcasing the performances of grassroots musicians, professional performers and celebrities.

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Education. Our users host and participate in live lectures or personal tutoring sessions on a range of subjects using a wide variety of teaching tools we provide, including video, PowerPoint, white board, screen shots and Q&A sessions. The most popular subjects include foreign language education, the PRC civil servant examination, and IT training. Users also discuss exam-taking and personal interview tips on YY channels.

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Talk Shows. Our users use YY channels to organize and participate in talk shows, where channel owners, managers or designated persons host live talks or discussions on any topic of their interest. These talk shows are conducted either in the traditional talk show format with a host, or in more informal interactive settings. Talk shows revolve around topics such as comedy, sports, celebrity group and current events.

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Finance. Users interested in finance and investment can find and interact with other users, including financial experts on YY channels. YY channels offer a wide range of opportunities for users to interact among each other and discuss finance-related topics, including stock market trends and investment basics.

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Literature. Users gather on YY channels to review and conduct live discussions on literature, particularly novels. Our popular literary channels include book clubs or fan clubs for famous writers. Users on YY channels also host live events such as book promotions and meet-the-author events.

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Conference Calls. YY channels are often used as a convenient online gathering place for a wide range of uses, such as informal gatherings between friends or business meetings. YY enables small and medium business as well as large corporations to conduct conference call easily, efficiently and economically on YY channels, even for conference calls with thousands of participants.

Organization and Management of Channels

A majority of our users are introduced to us by invitation from friends, so they usually visit the channels that are recommended to them when first using YY Client. To help our users navigate and explore the channels on YY Client, we created online catalogs grouped by topics and common interests for users to browse the channels. Within each group, the channels are then ranked in terms of popularity. These online catalogs are also searchable by keywords, which makes it easier for users looking to explore social groups beyond their usual channels to find and join other channels that touch upon different interest areas.

Each YY channel is set up by one user, who becomes the channel’s owner. Each channel owner has the ability to tailor such channel to his or her own specific interests and use the management tools we provide to establish housekeeping rules, manage hierarchies and manage daily operations of the channel. Channel owners are usually highly motivated and engaged in the active promotion of their channels, often recruiting like-minded users to help manage their channels. As a channel grows in size, a channel owner can allocate powers and responsibilities to other users to monitor and maintain order within the channel.

Each of our channels can support millions of people concurrently, and to date, the largest online event we hosted attracted approximately 1.4 million peak concurrent users in a single channel. We provide three basic management modes for channel owners to organize the live voice and video-communications within their channels: “queue,” “chair” and “free” modes. Typically, channel owners and managers choose the type of management mode for their channels depending on the number of users in their channels and the specific needs of these channels. In queue mode, each user can sign in to line up to speak or broadcast, and can only be heard or seen when his or her turn comes “at the mic.” This queue mode is a popular mode for karaoke channels, where users take turns performing live in front of other channel users. In chair mode, only the “chair,” meaning the owners or other designated persons, are allowed to speak or broadcast video; the remaining users can listen, watch and respond through typing text on the screen. This mode is often used in channels set up by online game players’ guilds, as some of these guilds have thousands of users taking orders from a few leaders, who can speak and direct their team’s collective actions while the users are simultaneously signed on to play certain online games. In free mode, any user in the channel can conduct effective voice- and video-enabled communications at any time; this mode is often chosen by channels with a limited number of users, since too many people talking at once would make effective communication impossible. In addition, we provide channel owners and managers with a broad range of functions to tailor the channels to suit particular needs, such as granting certain privileges to a member who makes particular contributions to the channel or banning certain channel users for inappropriate behavior.

We work closely with channel owners and managers by considering and implementing some of their suggestions and feedback and providing them with the tools they require to successfully manage and promote their channels. We also monitor channels for levels of user activity and periodically shut down inactive ones.

Game Center on YY Client

The game center on YY Client currently consists of a game lobby and a game box. The game lobby enables users to access various online games, all of which are web games, without downloading any additional software and the game box is where users can download a client to access massive multi-player online games, which we recently launched. Our online portals, YY.com and Duowan.com, also offer links to online games on YY Client. We conduct market research regarding trends and demand for online games and various types of in-game virtual items, and often work with third party game developers to develop and offer a wide range of in-game virtual items. We intend to continue to source popular online games to users on YY Client.

Web-based YY

To make YY Client more easily and widely accessible, we launched an extension of YY Client, web-based YY, in October 2012. Web-based YY enables users to conduct real-time interactions on the web using a flash plug-in, without requiring any downloads or installations. Web-based YY uses flash technology to optimize YY technology for the web, transcending the limitations of operational system platforms and enabling real-time communications on the web by simply clicking on a link. To date, web-based YY has established stable, quality service, and we expect it to become a thriving community of web-based real-time rich communications as it develops. We expect current online groups on the YY platform to use web-based YY to actively promote themselves on the web and further raise the number of YY users. We also anticipate further expand web-based YY to include video communication and to offer a variety of customized uses such as education.

Online Portals

YY.com is our community-driven portal site that offers visitors and our users a centralized location where they can learn about, navigate and access all that our broader platform has to offer. Through YY.com, our user community is able to download the latest versions of YY Client and Mobile YY applications to enjoy dynamic live group activities and access special-interest resources and entertainment such as online music, online education and online games. For example, the music page on YY.com provides a comprehensive library of “greatest hits” recordings from popular performers on YY Client’s live performance channels, among others. Beginning in late September 2011, YY.com began providing updated schedules and information on upcoming live concert performances by performers on YY channels, and currently hosts numerous fan clubs for popular performers. In addition, YY.com hosts a text-based discussion forum where our user community can exchange information, advertise their channels and special user activities, solicit additional members for their channels or clubs and provide feedback to us regarding our products and services. YY.com also offers a channel guide that users can use to identify channels that cater to their respective interests.

Duowan.com is a dedicated game media website that provides comprehensive information on online games and other resources for users and online game players. Duowan.com was the No. 2 game media website in China in terms of monthly unique visitors in the eight months ended August 31, 2012, according to iResearch. Duowan.com provides comprehensive gaming resources such as updated news and announcements of gaming events and the launch or release of new games, and hosts a text-based discussion forum in which users can discuss their game-playing strategies and interact socially through postings. Duowan.com was launched in 2005 and had 4.5 million, 5.5 million, 9.9 million and 17.3 million average daily unique visitors for the months of December 2009, 2010 and 2011 and September 2012, respectively. Due to the popularity of Duowan.com, it has become a desired platform for gaming companies to promote their products and services. We also promote and provide links to various content on YY.com and YY Client through Duowan.com. We believe that the cross-promotional effect among YY Client, YY.com and Duowan.com has increased user traffic for both websites significantly over the years, and has significantly contributed to the rapid user growth on YY.

Mobile Applications

An important element of our strategy is to continue to develop new mobile applications to capture a greater share of the growing number of users that access live online social platforms, internet communications and other internet services through mobile operating systems. While we continue to develop and upgrade our platform, a key focus of our research and development is on Mobile YY, a version of YY Client that can be accessed through mobile devices that we launched in September 2010. We intend to further develop Mobile YY to reach more users. There is currently no monetization of Mobile YY. We expect that in the future, we will monetize Mobile YY in the same way YY Client is currently monetized. However, because of the inherent limitations of mobile devices, such as a smaller display screen space as compared to PCs, we may not be able to provide as many kinds of virtual items as are available on YY Client, which may limit Mobile YY’s monetization potential. In addition, for the benefit of user experience, we do not currently intend to monetize Mobile YY by placing advertisements on Mobile YY. We believe that advertising on Mobile YY may clutter the user interface and distract users from their in-channel activities. This restriction on advertisements may also limit Mobile YY’s ability to generate revenues. See “Risk Factors—Risks Relating to Our Business—If we are unable to successfully capture and retain the growing number of users that access internet services through mobile devices, or successfully monetize Mobile YY, our business, financial condition and results of operations may be materially and adversely affected.”

Mobile YY contains the basic functions and services offered on our regular YY Client. Its existing key functions include real-time multi-media messages with delivery status, access to thousands of user-created entertainment channels with numerous entertainment options, and the ability to enter group voice or channels. We believe that Mobile YY helps users keep in touch with their friends or online guilds and social groups when they do not have convenient access to a PC. Our users currently utilize Mobile YY for a wide range of activities, including listening to live music and sportscasts and singing karaoke. Mobile YY also offers a uniquely mobile feature, Sound Sharing, which is a recording-sharing service that allows users to record and share their own performance and evaluate other users’ performances; this function is not available when accessing YY via PCs. Other features that are both available from YY Client and Mobile YY include voice messaging services and one-on-one live chats.

We also recently introduced another mobile application, WeiChang, that is designed to allowing users to sing online through their mobile devices. WeiChang is essentially a mobile karaoke application that provides high-quality musical accompaniment, real-time lyrics display and allows users to evaluate and rank each other’s performances. We intend to explore more user-friendly, mobile-specific functions for our platform in the future.

Why Users Love YY

The growth of our user base has largely been viral in nature through word-of-mouth. According to the iResearch Report, approximately 90.6% of our users are willing to recommend YY Client to their friends. We believe our users love the YY platform for the following reasons:

Large Scale. YY Client had attracted 400.5 million registered user accounts from its launch in July 2008 to September 30, 2012 and had 66.1 million monthly active users in September 2012. As of September 30, 2012, there were approximately 12.7 million channels on YY Client. The peak concurrent user number was 9.3 million in September 2012.

Ability to Pursue Diverse Interests. YY provides an open platform for users to register and set up channels as places for live social groups to gather online, catering to their own individual needs and diverse interests. Although online games and music have been the two most popular channel topics since the launch of YY Client, new channels have quickly emerged and expanded into a variety of interests and topics, such as talk shows, education and finance.

Opportunities for Self-Expression and Achievement. We offer our users a unique platform to reach a large number of other people online and express themselves or achieve whatever they desire, which may be difficult for them to do in the offline world. Whether it is by singing, playing games, or learning or teaching certain skills, they can engage with other people in a rich and meaningful manner and send and receive feedback and rewards in exchange.

Social Interactions and Activities. Strong bonds are created from the friendships and social relationships that we foster among our users. We encourage user engagement through various in-channel community applications, such as enabling users to send different types of virtual gifts, vote or use tickets to support their favorite performers. In addition, we provide social games and instant messaging functions for our users.

Quality of Experience. We believe our high quality voice- and video-enabled communication tools and channel management functions contribute greatly to our high level of user satisfaction. We provide YY channel owners and managers with various functions that enable them to better organize their channels and manage user interaction. These functions increase the ease of use of our YY Client, enhance user experience and enforce the sense of ownership of the channel owners and managers. For example, members of online game players’ guilds for massive multi-player online role-playing games congregate on YY Client to discuss gaming strategies and to communicate in real-time during online games because our platform gives them sufficient voice quality and ability to manage their organization.

As part of our efforts to continue to improve user satisfaction, we have a dedicated customer service and operation team and provide user support 24 hours a day, seven days a week. Our users also help us improve YY and provide significant feedback to our customer service teams which help further improve our products and services.

Selected Stories of YY

Below are stories of some of the most successful channel owners, hosts, singers and events on YY Client. All of the individuals below now rely on YY as their primary source of income.

Music Channel Owner

A YY user whose nickname is Cabbage ( ) decided to run his own YY Music channel in May 2008, after listening to performers sing on various YY channels. Cabbage aspired to provide a central performance venue for talented singers and music lovers, and he recruited and signed top singers and also hired professionals to evaluate the singers’ performances. As of September 30, 2012, Cabbage organized and managed 18 channels, including karaoke channels and talk show channels, with over one million visitors in aggregate per day and approximately 3,000 contracted performers across all channels. Cabbage has become one of the most successful channel owners on YY. By the end of September 2012, his YY channels in aggregate had peak concurrent users of approximately 210,000, and his most popular channel had approximately 100,000 peak concurrent users.

Singer

A YY user whose nickname is Poison ( ) and is currently one of our most popular singers on YY Music has turned her hobby into a promising career through the YY platform. Poison first learned about YY by joining an online game players’ guild in 2008, but soon became a singer on YY. As Poison gradually attracted more fans through continued performances, she began to earn a steady income through YY and quit her job as an office clerk in 2011 to pursue a career as a singer on YY Music. Poison opened her own live channel in February 2012. As of September 30, 2012, she had approximately 13,000 peak concurrent users per performance and 294,000 subscribers on her own live video channel. On her last birthday, Poison held a live concert which attracted approximately 36,000 peak concurrent users on her own video channel, and received numerous virtual gifts, including virtual gifts worth more than RMB100,000 from one ardent fan alone. Under our current arrangement with Poison, we share with her a portion of the revenues we derive from the sales of in-channel virtual items that are purchased on YY Music.

Talk Show Host

A YY user who refers to himself as Mr. Li ( ) is a popular prime-time talk show host on YY. Originally a middle-school dropout, Mr. Li worked odd jobs such as DJ and internet café administrator before becoming a talk show host on YY. As his experience grew, he gained a large fan base and a prime-time slot for his talk show on various YY channels. As of September 30, 2012, Mr. Li’s YY video channel was subscribed by approximately 327,000 YY users. Mr. Li hosted a show on his last birthday, attracting approximately 50,000 peak concurrent users on his own video channel and receiving over RMB80,000 in virtual gifts. Under our current arrangement with Mr. Li, we share with him a portion of the revenues we derive from the sales of in-channel virtual items that are purchased on YY Music.

Education Channel Owner

A YY user, Mr. Xing ( ), is the owner of a successful internet education company that teaches classes through YY education channels. He first chose YY as a platform for conducting internet classes in 2009 because of YY’s user-friendly, ad-free interface and ability to support millions of concurrent users in a single channel. Currently, all of Mr. Xing’s courses are taught exclusively on YY. As Mr. Xing’s education business expanded, he benefited from our continuous improvement of our education channel tools, using new features including video, PowerPoint, white board, screen shots, Q&A sessions and other functions to expand and enrich his classes, and his courses on YY education channels grew from the one initial Adobe Photoshop class to 15 different software design courses. As of September 30, 2012, Mr. Xing’s education channel had a staff of over 120 teachers and 500 recruiters and tutors, and taught over 350,000 students through YY education channels, among which over 30,000 are paying students; users may be charged approximately RMB1,000 or more per person per course.

Live Video Online Celebration of YY’s Fourth Anniversary

On July 28, 2012, to celebrate the fourth anniversary of the launch of our YY platform, we hosted a live celebration event on YY. As part of the celebration, we invited the most popular performers from our channels and famous Chinese movie and TV celebrities to attend and host the event through live video and voice feeds. The event offered users and loyal fans a chance to listen to and interact with their favorite YY performers as well as other celebrities. The event ultimately attracted approximately 1.36 million peak concurrent users with live video, voice and text interaction functionalities, creating a single-channel attendance record for our platform and signaling a new technological milestone for our infrastructure.

Monetization Opportunities

As users continue to unlock the full potential of our platform, we believe we will have increasing opportunities to expand our portfolio of products and services, and monetize them in various manners. Currently, we derive revenues from our IVAS users and third party advertisers. Although we do not currently derive revenues from Mobile YY, we have plans to monetize it in the future by selling virtual items on Mobile YY in the same way YY Client is currently monetized.

Internet Value-Added Services

We primarily generate revenues from paying users of online games, YY Music and memberships. Our users purchase virtual YY currency and prepaid game tokens which can be used to acquire virtual items to be consumed throughout our platform, including in-game virtual items and other virtual items in our channels. We enable users to acquire our virtual YY currency and prepaid game tokens through major third party online payment systems using bank cards and mobile payments. By cooperating with major online payment service providers in China, we provide high quality and reliable online payment services to users. We believe the following areas represent the most significant monetization opportunities for our platform:

Online Games. Online games, including massive multiplayer online games and web games, have become an increasingly popular source of entertainment for individuals and groups of internet users. According to iResearch, China’s online gaming market generated revenue of RMB43.4 billion (US$6.8 billion) of revenue in 2011, and is expected to grow to RMB84.6 billion (US$13.3 billion) in 2016. In China, the monetization of online games has largely been driven by the sale of virtual items to be used and sold within games.

Our platform attracts a large number of online game players and is particularly attractive to online game players’ guilds, the members of which congregate on YY Client to discuss gaming strategies and to communicate in real time during online games. Our platform provides users with access to a wide variety of web games which we monetize. We intend to source more popular online games to continually enhance user experience and continue being a valuable platform on which game developers can launch and operate their games. We also intend to develop and introduce more online-games related services, such as the recently introduced live broadcasting of online games.

Music. YY has become a popular platform for live online music performances on music channels. YY provides a stage for grassroots musicians, celebrities and professional performers to perform live. These live performances encompass a variety of formats, including karaoke, singing competitions and live concert. We create and offer to users virtual items that can be used on the music channels. Users can purchase consumable virtual items from us to show support for their favorite performers or time-based virtual items that provide users with recognized status, such as priority speaking rights or special symbols on the music channels. We share with certain popular performers and channel owners a portion of the revenues we derive from such in-channel virtual item sales on YY Music. In 2012, we commissioned a report conducted by DCCI, which researched the market for karaoke and live music performance in ten major cities in China, including Beijing, Shanghai and Shenzhen. The DCCI report indicates that approximately 20-30% of each city’s population participates in karaoke at least once a month, and approximately 80% of those who participate in karaoke go with friends or colleagues as a way of relaxing and socializing. According to DCCI, the total market size for karaoke and live music performance in these ten major cities was US$8.6 billion at the time the report was conducted. We believe that these data show a strong market potential for online karaoke or live concerts and strong growth capability for YY Music, which allows people to socialize and sing online and eliminates the need to travel to attend live concerts. We have encouraged and facilitated numerous large-scale music events such as fan club gatherings and meet-and-greets with various performers, as well as concerts and singing competitions for performers from various music channels. In the future, we intend to encourage more live music events which users can access in real time for an entry fee. For details, see “—The YY Platform—YY Client—Channels on YY Client—Music.”

We also have arrangements in place with channel owners and performers, in which each channel owner or performer is offered a portion of the revenues we receive from selling virtual items on YY Music. These arrangements align our interest with the interests of the channel owners and performers on YY Music, thus incentivizing channel owners and performers to improve content on YY Music channels and enhancing the attractiveness of our platform to YY Music users.

Membership. We provide enhanced membership privileges to users who pay a monthly fee and subscribe to our membership program. Enhanced privileges include access to new and unreleased channel functions, such as additional video usage, priority entrance to certain live performances, and exclusive rights to access VIP avatars, VIP ring-tones, VIP fonts and VIP emoticons. In the future, we intend to continue exploring different ways to expand our members-only offerings so as to better serve our members and attract a larger membership base.

Education. YY provides a convenient and efficient platform for lectures or personal tutoring sessions to be conducted in real time. Our education channels provide numerous classes that cover diverse subjects such as foreign languages, the PRC government civil employee examination and IT training. In the future, we intend to continue enabling users to conduct education courses and cooperate with various educational institutions to provide online classes on YY for a fee. We intend to work with tutoring companies, for example, to open more channels for the teaching of classes online, and we are currently negotiating with numerous education providers to expand the education offerings on our channels, to improve the relevant functions necessary for these online classes and to negotiate the relevant fee-sharing arrangements.

Our increased reliance on IVAS revenues poses new challenges to us, including, for example, the need to develop more popular products and services in response to user demand and the need to recruit and retain talented personnel for technology and product development purposes. See “Risk Factors—Risks Relating to Our Business—We may not be able to keep our users highly engaged, which may reduce our monetization opportunities and materially and adversely affect our revenues, profitability and prospects,” “Risk Factors—Risks Relating to Our Business—We face competition in several major aspects of our business. If we fail to compete effectively, we may lose users and advertisers which could materially and adversely affect our business, financial condition and results of operations” and “Risk Factors—Risks Relating to Our Business—If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.”

Advertising Services

We believe that our extensive user base represents an attractive demographic target for advertisers. We believe our advertising business will continue to develop as we grow our user base and advertisers increasingly embrace our platform.

Online Display Advertising. According to iResearch, Duowan was the No. 2 game media website in China in the eight months ended August 31, 2012, with a market share of 15.7% in terms of monthly unique visitors during that period. Also, according to iResearch, total online advertising spending by game developers in China was approximately RMB687.0 million (US$108.1 million) in 2011, while the overall online advertising market in China was RMB51.3 billion (US$8.1 billion). According to iResearch, the overall online advertising market in China is expected to grow to as much as RMB187.7 billion (US$29.5 billion) in 2015, representing a CAGR of 38.3% from 2010 to 2015.

The vast majority of our current advertising revenues are generated from advertisements on Duowan.com. In 2011 and the nine months ended September 30, 2012, revenues generated from advertisements on Duowan.com contributed to 93.8% and 96.7% of our total advertising revenues, respectively. We currently do not allow advertising on YY.com and Mobile YY, and have minimal advertising on YY Client, for the benefit of user experience. We mainly sell online advertisements to major game developers in the form of banners, text-links, videos, logos and buttons on Duowan.com. We pioneered the “pre-order” business model in which we provide advertisers with a list of targeted potential customers who have expressed prior interest in or demand for their products. In the future, we intend to expand our capacity and advertisement solutions for online advertising and to launch additional special interest content-driven portals to complement Duowan.com.

We generate most of our advertising revenues from advertising agencies representing advertisers and, to a lesser extent, from advertisers directly. A significant majority of our advertisers are game developers. We typically enter into framework advertising agreements with advertising agencies representing advertisers, with these agreements generally having a duration of one year, renewable on a yearly basis. Under the framework agreements, we usually set a minimum sales target for the advertising agencies, and typically impose certain penalties, including reduced rebates, if the advertising agencies fail to achieve the target within the year. We intend to diversify our advertising client base.

Our Technology

Prior to the introduction of YY, we believe there had been no existing network infrastructure in China that could be adopted to support the kind of multi-user, real-time online voice and video communications on a scale necessary for our platform, which caused us to build and develop our own network infrastructure. We believe we are an industry leader in providing quality multi-user voice- and video-enabled online services in China, and we intend to continue to update our technology to maintain this leadership position.

Superb QoS for online multi-media communications

Quality of Service, or QoS, assurance is a key element of any high quality delivery of voice and video data over the internet. For live voice- or video-enabled communications, any data packet loss and jitter, or delay in transmission, is often immediately noticeable to users. We devote significant resources to maintain and develop a creative combination of multiple voice- and voice-over internet protocol, or VOIP, quality assurance mechanisms to minimize data loss and jitter. The mechanisms we employ include cloud-based intelligence routing, low-bitrate redundant solution, upstream-forward error correction and adaptive jitter. A special intelligent routing algorithm we designed automatically seeks optimal ways of delivering voice and video data across our cloud-based network, enabling us to provide consistent QoS even when the QoS levels are lower on certain routes.

We employ computer programs and design and implement a standardized set of measurements to help monitor our service quality. Our system periodically collects, and our team of experts analyzes, data from each of our data centers to evaluate the voice- and video-quality for each user using a systematic standard. We have set up formal procedures to handle different levels of server breakdowns and network-related emergencies, and our team can remotely discover issues and access any server to promptly resolve issues.

Large, dedicated cloud-based network infrastructure

Our team of experts developed a cloud-based network infrastructure specifically designed to handle multi-party voice- and video-enabled real-time online interactions. We own approximately 4,900 servers which are hosted in the data centers we lease from third parties throughout the country as of the date of this prospectus. To deliver voice data, we require only a limited bandwidth of approximately 2 KB per second, which is easily obtainable. Our cloud-based network infrastructure provides quality data delivery and allows multiple users to interact online from anywhere in China easily and with minimal delay.

Our system is designed for scalability and reliability to support growth in our user base. The number of our servers contributes significantly to our fast streaming speed and reliable services, and can be expanded with comparative ease, given the low cost of renting data centers to host additional servers in any high traffic regions in our network. We believe that our current network facilities and broadband capacity provide us with sufficient capacity to carry out our current operations, and can be expanded to meet additional capacity relatively quickly. The amount of bandwidth we lease is continually expanded to reflect increased peak concurrent users.

Content management and monitoring

YY Client, YY.com and Duowan.com all contain user-generated content, which we are required to monitor for compliance with PRC laws and regulations. A team within our data security department helps in enforcing our internal procedures to ensure that the content in our system are in compliance with applicable laws and regulations. They are aided by a program designed to periodically sweep our platform and the data being conveyed in our system for sensitive key words or questionable materials. Content that contain certain keywords are automatically filtered by our program and cannot be successfully posted on our platform. Thus we are able to minimize offending materials on our platform and to remove such materials promptly after they are discovered. See “Risk Factors—Risks Relating to Our Business—We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platform.”

Accumulated experience and data for a proprietary technology platform

Significant time and efforts are required to build and operate an infrastructure such as ours. We believe that the extensive experience and vast data we have accumulated in resolving the numerous issues encountered in operating an expanding rich communication social platform makes it difficult for competitors to operate a platform of a similar scale or to challenge our leading position. For example, the technological difficulties which a platform that hosts 10,000 concurrent users faces differ greatly from the difficulties a platform with 100,000 and 1,000,000 concurrent users faces, including many issues to be considered when programming for the platform and planning the infrastructure. Since our launch, we have gradually developed an effective system to identify, study and resolve issues that we encounter every day. In addition, our team members have been trained over the years to anticipate and resolve any issues quickly and effectively, having gained significant knowledge from building and maintaining our platform over time.

Technology team

As of September 30, 2012, our dedicated technology team consisted of approximately 700 employees; the team is divided into three departments, serving (a) YY Client, (b) online games and YY.com and (c) Duowan.com, respectively. Approximately 40 members of our technology team are dedicated to monitoring and maintaining our network infrastructure 24 hours a day, seven days a week. Our technology team checks the voice and video data quality received by various users, the quality of user experience on YY Client and the proper functioning of our server equipment in our network, as well as contacting internet data center hosts to fix any issues located through such checks. Having launched and developed our video-enabled technology on an increasing number of channels, our team expects to provide full voice- and video-enabled live social interactions in the future.

Marketing and Sales

Viral and other marketing for YY Client and Mobile YY

We believe the most efficient form of marketing for YY Client and Mobile YY is word of mouth referrals and repeat user visits, which are ultimately driven by our delivery of superior user experience. Historically, we have incurred minimal marketing expenses for YY Client and Mobile YY and have built a large community of loyal users primarily through viral marketing. We believe the large number of active users on our platform in itself constitutes a key driver of our user growth as many internet users in China seek to join an established and vibrant online community for purposes of socializing and achieving maximal self-expression. The more users use YY, the more vibrant our social ecosystem becomes, and the greater the value of our platform to our users, which encourages user loyalty and incentivizes them to recruit new users for our online games, YY Music and our membership subscription.

While we have significantly benefited from the effects of powerful viral marketing, we recently initiated, and plan to continue, certain marketing activities designed to further promote YY Client and Mobile YY to a broader range of potential users. For instance, we plan to conduct a range of marketing campaigns to promote the educational and professional benefits of using our online social platform by holding discussion forums at numerous leading colleges and universities in China. We believe younger users are generally more receptive to new technology and spend more time online compared to other segments of the population. They tend to frequently share online resources and programs among friends and are likely to remain loyal to such resources and programs that they use from an early age. We also award our YY Client and Mobile YY users and channel owners virtual currencies based on the time they spend on our platform. We believe such incentives may further increase user loyalty and enhance the attractiveness of our platform.

Advertisers on Duowan.com

Dedicated sales team

As of September 30, 2012, we had a dedicated sales force of 49 experienced professionals to help us maintain and increase our online advertising revenues; approximately half of these professionals were in charge of serving advertisers and advertising agencies. Our sales force, located in Beijing, Shanghai and Guangzhou, is divided into three regional teams to cover all major geographic areas in China where we have advertisers. Currently, a majority of our sales effort is devoted to maintaining and expanding the level of our advertising revenues from online games, since advertising revenues from online games contributed a substantial majority of our online advertising revenue. Although our online advertising will remain an important source of revenues for us, we expect our online advertising revenues as a percentage of our total revenues to decrease in the future as we capitalize on increased monetization opportunities for YY Client and as IVAS revenues continue to increase.

The compensation for our sales personnel includes basic monthly salaries and sales commissions based on the advertising revenues that they bring in.

Targeted marketing strategy

Our sales team devotes significant resources to maintaining close relationships with major online game developers and major advertising agencies, communicating with them every week to seek feedback, obtain industry news and study potential demand for advertising. We provide different types of advertising to our advertisers, which include (a) traditional banners, text-links, videos, logos and buttons on fixed webpage positions on Duowan.com, (b) literatures promoting an advertiser’s game in the form of special articles or feature stories introducing the game or any new features to the game, and (c) special offer campaigns sending existing users free virtual items or access codes to encourage players to join various online games.

We intend to expand our focus, in particular, on special offer campaigns that help advertisers target users who have previously expressed interest in certain types of products and services. For example, for the launch of a new online game, we spread the word among our users as to the launch date and solicit user interest in playing the game for a trial period; those interested are asked to join a waitlist to pre-order the game for a trial session once it becomes available. Once the game is launched, we send coupon codes to users on the waitlist to encourage them to log into the game and complete a trial session. The goal of this pre-order advertising strategy is to target only the users who are interested in a certain product, and to effectively turn trial usage into actual usage after the trial period ends. This type of advertising has proven to be effective with our users and advertisers because it matches user interest with targeted advertising efforts, sparing our users from unwanted spam advertising while helping our advertisers minimize the cost of sending test trials to potentially uninterested recipients.

Services for game developers

We work with game developers in hosting third party games that are available through our platform. We have a team that specifically monitors the performance of our online games, retires underperforming games, further promotes popular games, regularly liaises with existing game developers to maintain good relationships and explores potential opportunities with new game developers. We have also recently launched an initiative wherein we plan to work with third party game developers in developing new online web games in exchange for the exclusive right to host these games on our platform.

Competition

We face competition in several major aspects of our business, particularly from companies that provide online social networking, internet communication and online games. We also compete for online advertising revenues with other internet companies that sell online advertising services in China.

Social connectivity and communications. We are not aware of any other company that offers a live voice- or video-enabled online social platform of similar scale as ours in China. In relation to voice-enabled communication tools, there are several internet voice communication service providers in China, including iSpeak, Tencent’s QQtalk and Dudu, and leading international internet voice communication service providers, such as Skype, that are expanding in the China market. In addition, some other leading Chinese internet companies have announced the launch of internet voice communication services. We compete with other internet companies that provide voice and video services to Chinese internet users. However, we do not believe any of these companies have the capacity to handle large group multi-party voice- and video-enabled live interactions like we do, and we do not believe they can compete directly with us on the number of users we can support concurrently on our voice- and video-enabled platform. The internet voice and video communication industry in China has become increasingly competitive, and some of our potential competitors are adopting aggressive measures to gain market share and may challenge our leading market position in the future.

We may also face potential competition from global social networking service providers that seek to enter the China market, whether independently or through the formation of alliances with, or acquisition of, PRC domestic internet companies. However, we do not believe these companies pose direct competition to us as they do not currently offer voice- and video-enabled technology on a large scale.

The barriers to entry are comparatively high in this field, because of the technical challenges facing the delivery of voice and video data through frequent unstable internet connections in China. In addition, unless a competitor has reached a certain size, we believe it would be difficult for such competitor to economically and efficiently resolve the practical operational difficulties that arise when a platform hosts large numbers of concurrent users. This in turn would lead to inability to timely resolve technical issues as they arise, which would impact user experience and make it difficult, we believe, to challenge our current dominance in the market for the provision of platform and services for voice- and video-enabled live online social group gathering.

Online game media and hosting. We have various competitors in the online game media market in China. Duowan.com’s primary competitor among game media websites is 17173.com. For web game hosting, our competitors include other major internet companies that host web games, such as Tencent, Qihoo 360 and other private companies.

Research and Development

We believe that our ability to develop internet and mobile online applications and services tailored to respond to the needs of our user base has been a key factor for the success of our business. We have been able to rapidly scale our product development output and deliver an increasing range of products and services to fulfill changing user needs. To maintain and enhance our market leadership position, we will need to continue to invest in research and development in order to enhance our products and services.

As of September 30, 2012, our research and development team consisted of 645 members. All of our service programs are designed and developed internally, including various interactive technologies. We expect to continue to develop all of our core technologies in-house.

We currently focus our product development efforts on three areas: (a) the continued improvement of our audio quality and further expansion of video-enabled features on our rich communication social platform, (b) the ongoing improvement of general user experience on YY Client by providing virtual items, additional games and online game add-ons as well as certain members-only special features, and (c) the continued development of Mobile YY. We will further invest in our voice and video technology to ensure that we continue to offer high quality live online social gathering experiences to our users, maintain the close communications we have with our existing users so as to identify user demand and offer product and service improvements to meet such demand and improve user experience. In addition, we are continuing to further develop Mobile YY to reach more users.

Intellectual Property

We regard our patents, trademarks, domain names, copyrights, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We seek to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and procedures with our employees, partners and others. The intellectual property rights we own include: (1) three patents relating to our proprietary technology; (2) 32 registered domain names, including YY.com, Duowan.com and Chinaduo.com; (3) copyrights to 44 software programs developed by us relating to various aspects of our operations, including voice software, games platform, general support and user management; and (4) 73 trademarks and service marks for our brands and logos in China, including YY and certain Chinese logos relating to Duowan and YY.

Employees

The following table sets forth the numbers of our employees, categorized by function, as of September 30, 2012:

Functions	Number of Employees
Management	19
Customer services and operations	343
Engineering and maintenance	90
Research and development	645
Sales and marketing	49
General and administration	76

Total	1,222

We had a total of 339, 600 and 854 employees as of December 31, 2009, 2010 and 2011, respectively.

Our success depends on our ability to attract, retain and motivate qualified personnel. We have developed a corporate culture that encourages initiative, technical superiority and self-development. In addition, we periodically evaluate our employees’ performance and provide them with training sessions tailored to each job function to enhance performance and service quality.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We have accrued, in the aggregate, RMB42,088 (US$6,625) for pension or similar retirement benefits for our executive officers and directors, as required under PRC laws, for the fiscal year ended December 31, 2011. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes as of the date of this prospectus.

Facilities

Our principal executive offices are located on premises comprising approximately 10,300 square meters in Guangzhou, China. This facility currently accommodates our management headquarters, principal development, engineering, sales and marketing, human resources and administrative activities. The lease for this Guangzhou facility expires in 2015. We also have a branch office in Beijing focusing on research and development, a branch office in Zhuhai focusing on games related businesses, and a representative office in Shanghai that handles advertising-related matters. We lease these relatively small premises under lease agreements from unrelated third parties, and we plan to renew these leases from time to time as needed.

Our servers are hosted in leased internet data centers in different geographic regions in China. The data centers in our network are owned and maintained for us by major domestic internet data center providers. We typically enter into leasing and hosting service agreements that are renewable annually. We believe that our existing facilities are sufficient for our current needs and we will obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Legal Proceedings

We are currently not a party to, and are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. From time to time, we have become, and may in the future become, a party to various legal or administrative proceedings or claims arising in the ordinary course of our business. Regardless of the outcome, legal or administrative proceedings or claims may have an adverse impact on us because of defense and settlement costs, diversion of management attention and other factors.

PRC REGULATION

Certain areas related to the internet, such as telecommunications, internet information services, connections to the international information networks, internet information security and censorship and online game operations, are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including:

•	the Ministry of Industry and Information Technology, or the MIIT;

•	the Ministry of Culture, or the MOC;

•	the General Administration of Press and Publication, or the GAPP;

•	the State Administration for Radio, Film and Television, or the SARFT;

•	the National Copyright Administration, or the NCA;

•	the State Administration for Industry and Commerce, or the SAIC;

•	the State Council Information Office, or the SCIO;

•	the Ministry of Commerce, or the MOFCOM;

•	the Bureau of Protection of State Secrets;

•	the Ministry of Public Security; and

•	the State Administration of Foreign Exchange, or the SAFE.

As the online social platform and online game industries are still at an early stage of development in China, new laws and regulations may be adopted from time to time to require new licenses and permits in addition to those we currently have. There are substantial uncertainties on the interpretation and implementation of any current and future Chinese laws and regulations, including those applicable to the online social platform and online game industries. See “Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and implementation of Chinese laws and regulations could limit the legal protections available to you and us.” And this section sets forth the most important laws and regulations that govern our current business activities in China and that affect the dividends payment to our shareholders.

Regulation on Telecommunications Services and Foreign Ownership Restrictions

The Telecommunications Regulations, which became effective on September 25, 2000, are the core regulations on telecommunications services in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities, including the distinction between “basic telecommunications services” and “value-added telecommunications services.” According to the Catalog of Telecommunications Business (2003 Amendment), implemented on April 1, 2003 and attached to the Telecommunications Regulations, internet information services are deemed a type of value-added telecommunications services. The Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT or its provincial delegates prior to the commencement of such services. Under these regulations, if the value-added telecommunications services offered include mobile network information services, the operation license for value-added telecommunications business must include the provision of such services in its covered scope. We currently, through Guangzhou Huaduo, our PRC consolidated affiliated entity, hold an ICP license, a sub-category of the value-added telecommunications business operation license, covering the provision of internet and mobile network information services, issued by the Guangdong branch of the MIIT on February 10, 2012.

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008, are the key regulations that regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including online games and the provision of internet content. Moreover, such foreign investor shall demonstrate a good track record and experience in operating value-added telecommunications services when applying for the value-added telecommunications business operation license from the MIIT.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (a) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (b) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (d) each value-added telecommunications service provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (e) all value-added telecommunications service providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, (a) are required to ensure that existing qualified value-added telecommunications service providers will conduct a self-assessment of their compliance with the MIIT Circular 2006 and submit status reports to the MIIT before November 1, 2006; and (b) may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements or fail to rectify such non-compliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures.

To comply with such foreign ownership restrictions, we operate our online social platform and online game businesses in China through Guangzhou Huaduo, which is owned by several PRC citizens and Beijing Tuda. Beijing Tuda was established by Messrs. David Xueling Li, Tony Bin Zhao and Jin Cao. Guangzhou Huaduo and Beijing Tuda are both controlled by Beijing Huanju Shidai through a series of contractual arrangements. See “Corporate History and Structure.” Moreover, Guangzhou Huaduo owns a majority of the domain names, registered trademarks and facilities necessary for daily operations in compliance with the MIIT Circular 2006. Based on our PRC legal counsel, Zhong Lun Law Firm’s understanding of the current PRC laws, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate the provision of internet information services. According to the ICP Measures, “internet information services” refer to services that provide internet information to online users, and are categorized as either commercial services or non-commercial services. Pursuant to the ICP Measures, internet information commercial service providers shall obtain an ICP license, from the relevant local authorities before engaging in the providing of any commercial internet information services in China. In addition, if the internet information services involve provision of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services that statutorily require approvals from other additional governmental authorities, such approvals must be obtained before applying for the ICP license. Guangzhou Huaduo presently holds the ICP license on internet and mobile network information services issued by the Guangdong branch of the MIIT on February 10, 2012.

Besides, the ICP Measures and other relevant measures also ban the internet activities that constitute publication of any content that propagates obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties, among others. If an internet information service provider detects information transmitted on their system that falls within the specifically prohibited scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the governmental authorities in charge. Any provider’s violation of these prescriptions will lead to the revocation of its ICP license and, in serious cases, the shutting down of its internet systems.

Internet Publication and Cultural Products

The Tentative Measures for Internet Publication Administration, or Internet Publication Measures, were jointly promulgated by the GAPP and the MIIT on June 27, 2002 and became effective on August 1, 2002. The Internet Publication Measures imposed a license requirement for any company that engages in internet publishing, which means any act by an internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the internet. The provision of online games is deemed an internet publication activity; therefore, an online game operator must (i) obtain an Internet Publishing License so that it can directly offer its online games to the public in the PRC, or (ii) publish its online games through a qualified press entity by entering into an entrustment agreement.

The Rules for the Administration of Electronic Publication, or the Electronic Publication Rules, was issued by the GAPP on February 21, 2008 and became effective on April 15, 2008. Under the Electronic Publication Rules and other regulations issued by the GAPP, online games are classified as a kind of electronic publication, and publishing of online games is required to be conducted by licensed electronic publishing entities that have been issued standard publication codes. Pursuant to the Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the GAPP.

We, through Guangzhou Huaduo, obtained an Internet Publishing License for the publication of online games and mobile phone games on November 7, 2011. With the issued Internet Publishing License, we are in the process of applying for the GAPP’s pre-approval for publishing online games. For more information on the pre-approval by the GAPP, see “—Regulation on Online Games and Foreign Ownership Restrictions.”

Regulation on Online Games and Foreign Ownership Restrictions

On June 3, 2010, the MOC promulgated the Provisional Administration Measures of Online Games, or the Online Game Measures, which came into effect on August 1, 2010. The Online Game Measures governs the research, development and operation of online games and the issuance and trading services of virtual currency. It specifies that the MOC is responsible for the censorship of imported online games and the filing of records of domestic online games. The procedures for the filing of records of domestic online games must be conducted with the MOC within 30 days after the commencement date of the online operation of such online games or the occurrence date of any material alteration of such online games.

All operators of online games, issuers of virtual currencies and providers of virtual currency trading services, or Online Game Business Operators, are required to obtain Internet Culture Operation Licenses. An Internet Culture Operation License is valid for three years and in case of renewal, the renewal application should be submitted 30 days prior to the expiry date of such license. An Online Game Business Operator should request the valid identity certificate of game users for registration, and notify the public 60 days ahead of the termination of any online game operations or the transfer of online game operational rights. Online Game Business Operators are also prohibited from (a) setting compulsory matters in the online games without game users’ consent; (b) advertising or promoting the online games that contain prohibited content, such as anything that compromise state security or divulges state secrets; and (c) inducing game users to input legal currencies or virtual currencies to gain online game products or services, by way of random draw or other incidental means. It also states that the state cultural administration authorities will formulate the compulsory clauses of a standard online game service agreement, which have been promulgated on July 29, 2010 and are required to be incorporated into the service agreement entered into between the Online Game Business Operators, with no conflicts with the rest of clauses in such service agreements. Guangzhou Huaduo holds a valid Internet Culture Operation License that was last updated in March 2011.

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the GAPP, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions and the Interpretation on Three Provisions granted the MOC overall jurisdiction to regulate the online gaming industry, and granted the GAPP the authority to issue approvals for the internet publication of online games. Specifically, (a) the MOC is empowered to administrate online games (other than the pre-examination and approval before internet publication of online games); (b) subject to the MOC’s overall administration, GAPP is responsible for the pre-examination and approval of the internet publication of online games; and (c) once an online game is launched, the online game will be only administrated and regulated by the MOC. On November 7, 2011, Guangzhou Huaduo obtained an Internet Publishing License for the publication of online games and mobile phone games. The online games we currently offer are domestically produced games, and are published by third parties qualified to publish online games. Approximately 88% of the online games currently available on YY Client have been filed with the GAPP as electronic publications, and the others are still undergoing the filing process.

On September 28, 2009, the GAPP, the NCA and the National Working Group to Eliminate Pornography and Illegal Publications jointly issued the Circular on Consistent Implementation of the Stipulation on the Three Determinations of the State Council and the Relevant Interpretations of the State Commission for Public Sector Reform and the Further Strengthening of the Pre-approval of Online Games and the Approval and Examination of Imported Online Games, or Circular 13. Circular 13 explicitly prohibits foreign investors from directly or indirectly engaging in online gaming business in China, including through variable interest entity structures, or VIE Structures. Foreign investors are not allowed to indirectly control or participate in PRC operating companies’ online game operations, whether (a) by establishing other joint ventures, entering into contractual arrangements or providing technical support for such operating companies; or (b) in a disguised form such as by incorporating or directing user registration, user account management or game card consumption into online gaming platforms that are ultimately controlled or owned by foreign companies. Circular 13 reiterates that the GAPP is responsible for the examination and approval of the import and publication of online games and states that downloading from the internet is considered a publication activity, which is subject to approval from the GAPP. Violations of Circular 13 will result in severe penalties. For detailed analysis, see “Risk Factors—Risks Relating to Our Corporate Structure and Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet business and companies.”

Anti-fatigue Compliance System and Real-name Registration System

On April 15, 2007, in order to curb addictive online game-playing by minors, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT, jointly issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy”, three to five hours is deemed “fatiguing”, and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of a time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to a notice issued by the relevant eight government authorities on August 3, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification as of October 1, 2011.

We have developed and implemented an anti-fatigue and compulsory real-name registration system in all our online games, and will cooperate with the National Citizen Identity Information Center to launch the identity verification system upon the issuance of relevant implementing rules. For game players who do not provide verified identity information, we assume that they are minors under 18 years of age. In order to comply with the anti-fatigue rules, we set up our system so that after three hours of playing our online games, minors only receive half of the virtual items or other in-game benefits they would otherwise earn, and after playing for more than five hours, minors would receive no in-game benefits. These restrictions could limit our ability to increase our online games business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our online games business could be materially and adversely affected. See “Risk Factors—Risks Related to Our Corporate Structure and Our Industry—Intensified government regulation of the internet industry in China could restrict our ability to maintain or increase our user level or the level of user traffic to our YY platform.

Virtual Currency

On January 25, 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the issuance and use of virtual currency. To curtail online games that involve online gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in connection with winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. To comply with the relevant section of the circular that bans the conversion of virtual currency into real currency or property, in relation to YY Music, our virtual currency currently can only be used by users to exchange into virtual items to be used to show support for performers or gain access to privileges and special features in the channels which are services in nature instead of “real currency or property.” Once the virtual currency is exchanged by users for virtual items or the relevant privileged services, the conversion transaction is completed and we immediately cancel the virtual item in our internal system. In the case of virtual items used as gifts to performers, we cancel the virtual items and record corresponding points for the benefit of the performers and the channel owners, which are then used as basis for the revenue-sharing calculation pursuant to arrangements among us, certain popular performers and channel owners.

In February 2007, 14 PRC regulatory authorities jointly issued a circular to further strengthen the oversight of internet cafes and online games. In accordance with the circular, the People’s Bank of China, or PBOC, has the authority to regulate virtual currency, including: (a) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (b) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (c) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (d) banning the trading of virtual currency.

On June 4, 2009, the MOC and the MOFCOM jointly issued a notice to strengthen the administration of online game virtual currency. The Virtual Currency Notice requires businesses that (a) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points), or (b) offer online game virtual currency transaction services to apply for approval from the MOC through its provincial branches within three months after the issuance of the notice. The Virtual Currency Notice prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any business that fails to submit the requisite application will be subject to sanctions, including, without limitation, mandatory corrective measures and fines.

Under the Virtual Currency Notice, an online game virtual currency transaction service provider means a business providing platform services relating to trading of online game virtual currency among game users. The Virtual Currency Notice further requires an online game virtual currency transaction service provider to comply with relevant e-commerce regulations issued by the MOFCOM. According to the Guiding Opinions on Online Trading (Interim) issued by the MOFCOM on March 6, 2007, online platform services are trading services provided to online buyers and sellers through a computer information system operated by the service provider.

The Virtual Currency Notice regulates, among others, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency and the return of unused virtual currency upon the termination of online services. It prohibits online game operators from distributing virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery which involves cash or virtual currency directly paid by the players. The Virtual Currency Notice bans the issuance of virtual currency by game operators to game players through means other than purchases with legal currency. Any business that does not provide online game virtual currency transaction services is required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players.

In addition, the Online Game Measures promulgated in June 2010 further provide that (i) virtual currency may only be used to purchase services and products provided by the online service provider that issues the currency; (ii) the purpose of issuing virtual currency shall not be malicious appropriation of the user’s advance payment; (iii) the storage period of online gamers’ purchase record shall not be shorter than 180 days; (iv) the types, price and total amount of virtual currency shall be filed with the cultural administration department at the provincial level. The Online Game Measures stipulate that virtual currency service providers may not provide virtual currency transaction services to minors or for online games that fail to obtain the necessary approval or filings, and that such providers should keep transaction records, accounting records and other relevant information for its users for at least 180 days.

Online Music

On November 20, 2006, the MOC issued Several Suggestions of the MOC on the Development and Administration of Internet Music, or the Suggestions, which became effective on the same date. The Suggestions, among other things, reiterate the requirement for an internet service provider to obtain an Internet Culture Operation License to carry out any business relating to internet music products. In addition, foreign investors are prohibited from operating internet culture businesses. However, the laws and regulations on internet music products are still evolving, and there have not been any provisions clarifying whether music products will be regulated by the Suggestions or how such regulation would be carried out.

On August 18, 2009, the MOC promulgated the Notice on Strengthening and Improving the Content Review of Online Music, or the Online Music Notice. According to the Online Music Notice, only “internet culture operating entities” approved by the MOC may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. The content of online music shall be reviewed by or filed with the MOC. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring.

Guangzhou Huaduo holds a valid Internet Culture Operation License covering our provision of online music. More than 99% of the music offered on our websites is sung by grassroots performers along with recorded music. If any music provided through our platform is found to lack necessary filings and/or approvals, we could be requested to cease providing such music or be subject to claims from third parties or penalties from the MOC or its local branches. See “Risk Factors—Risks Relating to Our Corporate Structure and Our Industry—If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.” Moreover, the unauthorized posting of online music on our platform by third parties may expose us to the risk of administrative penalties and intellectual property infringement lawsuits. See “Risk Factors—Risks Relating to Our Business—We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platform” and “PRC Regulation—Intellectual Property Rights—Copyright Law.”

In 2011, the MOC greatly intensified its regulation of the provision of online music products. According to the series of Notices on Clearing Online Music Products that are in Violation of Relevant Regulations promulgated by the MOC since January 7, 2011, entities that provide any the following will be subject to relevant penalties or sanctions imposed by the MOC: (a) online music products or relevant services without obtaining corresponding qualifications, (b) imported online music products that have not passed the content review of the MOC or (c) domestically developed online music products that have not been filed with the MOC. Thus far, we believe that we have eliminated from our platform any online music products that may fall into the scope of those prohibited online music products thereunder.

Online Transmission of Audio-Visual Programs

The Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, or the Audio-Visual Measures, promulgated by the SARFT on July 6, 2004 and put into effect on October 11, 2004, apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs using internet or other information network. Under the Audio-Visual Measures, to engage in the business of transmitting audio-visual programs, a license issued by SARFT is required. Foreign invested enterprises are not allowed to carry out such business.

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non- state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the MOC, the SARFT, the GAPP, the CSRC and the MOFCOM, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SARFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by SARFT, or complete certain registration procedures with SARFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SARFT. In a press conference jointly held by SARFT and MIIT to answer questions relating to the Audio-Visual Program Provisions in February 2008, SARFT and MIIT clarified that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to register their business and continue their operation of internet audio-visual program services so long as those providers did not violate the relevant laws and regulations in the past. On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. The notice also states that providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 31, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On April 1, 2010, the SARFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, which classified internet audio-visual program services into four categories.

Guangzhou Huaduo holds a valid License for Online Transmission of Audio-Visual Programs with the business classification of converging and play-on-demand service for certain kinds of audio-visual programs—literary, artistic and entertaining—as prescribed in the Provisional Categories.

Production of Radio and Television Programs

On July 19, 2004, the SARFT issued the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, which become effective on August 20, 2004. The Radio and TV Programs Regulations require any entities engaging in the production of radio and television programs to obtain a license for such businesses from the SARFT or its provincial branches. Entities with the License for Production and Operation of Radio and TV Programs must conduct their business operations strictly in compliance with the approved scope of production and operations and these entities (except radio and TV stations) must not produce radio and TV programs regarding current political news or similar subjects.

Guangzhou Huaduo holds an effective License for Production and Operation of Radio and TV Programs, issued on October 8, 2011, covering the production, reproduction and publication of broadcasting plays, TV dramas, cartoons (excluding production), special subjects, special columns (excluding current political news category) and entertainment programs.

Regulation on Internet Bulletin Board Services

On November 6, 2000, the MIIT promulgated the Administrative Measures on Internet Bulletin Board Services, or BBS Measures, which required commercial internet information service providers which provide bulletin boards, discussion forums, chat rooms or similar services, or BBS services, to obtain specific approval from the competent telecommunications authorities. Commercial internet information service providers are also required to conspicuously display their ICP license numbers and the rules of the BBS and inform users of the possible legal liabilities and consequences for posting improper comments. Another notice issued by the MIIT in March 2001 further specified the qualifications and requirements for approval of BBS services and emphasized the principles of daily supervision on BBS services.

The above-stated administrative approval or filing requirement for BBS was cancelled on July 4, 2010.

Online Education Services

On July 5, 2000, the Ministry of Education promulgated the Measures for the Administration of Educational Websites and Online Schools. Accordingly, an entity that operates educational websites and online schools is required to obtain prior approval from the competent administrative educational authorities. Educational websites are defined as institutions which establish online information databases by collecting, editing and storing educational information or establish online platform and search tools for educational purposes, and which provide public educational information to website visitors or users through the internet or educational TV stations. These measures also include specific provisions regarding the qualifications and procedures for obtaining the approval for operating educational websites. We currently offer some education-related services on our platform and are applying for the relevant necessary approvals.

Regulation on Advertising Business and Conditions on Foreign Investment

The SAIC is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include:

•	Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and effective since February 1, 1995;

•	Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective since December 1, 1987; and

•

Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Council on January 9, 1988 and amended on December 3, 1998, December 1, 2000 and November 30, 2004, respectively.

According to the above regulations, companies that engage in advertising activities must each obtain, from the SAIC or its local branches, a business license which specifically includes operating an advertising business in its business scope. An enterprise engaging in advertising business within the specifications in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity otherwise specified in the relevant laws or administrative regulations. Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations.

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAIC or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.

Under the Administrative Regulations on Foreign-Invested Advertising Enterprises, promulgated in 2008, there is no longer any maximum foreign shareholding percentage restriction applicable to foreign-invested advertising enterprises. However, foreign investors are required to have at least three years prior experience of operating an advertising business outside of China as their main business before receiving approval to directly own a 100% interest in an advertising company in China. Foreign investors with at least two years prior experience of operating an advertising business outside China as their main business are allowed to establish a joint venture with domestic advertising enterprises to operate an advertising business in China.

Intellectual Property Rights

Software Registration

The State Council and the NCA have promulgated various rules and regulations and rules relating to protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the SCB or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of November 16, 2012, we had registered rights in 44 software programs in China.

Patents

The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

As of November 16, 2012, we had obtained three patents granted from, and 22 patent applications are under review by, the State Intellectual Property Office.

Copyright Law

The Copyright Law of the People’s Republic of China, promulgated in 1990 and amended in 2001 and 2010, or the Copyright Law, and its related implementing regulations, promulgated in 2002, are the principal laws and regulations governing the copyright related matters. The amended Copyright law covers internet activities, products disseminated over the internet and software products, among the subjects entitled to copyright protections. Registration of copyright is voluntary, and is administrated by the China Copyright Protection Center.

To address copyright issues relating to the internet, on November 22, 2000, the PRC Supreme People’s Court adopted the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright, or the Interpretations, which were subsequently amended on December 23, 2003 and November 20, 2006. The Interpretations establish joint liability for internet service providers if they participate in, assist in or abet infringing activities committed by any other person through the internet, are aware of the infringing activities committed by their website users through the internet or fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. In addition, the internet service providers are liable for copyright infringement if they knowingly upload, transmit or provide any methods, equipment or materials which are intended to bypass or disrupt circumvention technologies designed to protect the copyrights of other people. Upon request, the internet service providers shall provide copyright holders with the registration information of the users who are alleged to be guilty of copyright violations, provided that such copyright holders produce relevant evidence of identification, copyright ownership and infringement. Where an internet service provider takes measures to remove the alleged infringing content after receiving a warning from the relevant copyright holder with good evidence, the PRC courts would not support the claim of the alleged perpetrator of such copyright infringement against the internet service provider for breach of contract.

Under the Copyright Law and its implementation rules, anyone infringing upon the copyrights of others is subject to various civil liabilities, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the copyright owners for such owners’ actual and other losses resulting from such infringement. If the actual loss of the copyright owner is difficult to calculate, the income received by the offender as a result of the copyright infringement shall be deemed to be the actual loss; or if such income is in itself difficult to calculate, the relevant PRC court may decide the amount of the actual loss up to RMB500,000 for each infringement.

To address the problem of copyright infringement related to content posted or transmitted on the internet, the PRC National Copyright Administration and MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. These measures, which became effective on May 30, 2005, apply to acts of automatically providing services such as uploading, storing, linking or searching works, audio or video products, or other contents through the internet based on the instructions of internet users who publish contents on the internet, or the Internet Content Providers, without editing, amending or selecting any stored or transmitted content. When imposing administrative penalties upon the act which infringes upon any users’ right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated in 2009, shall be applied.

Where a copyright holder finds that certain internet content infringes upon its copyright and sends a notice to the relevant internet information service operator, the relevant internet information service operator is required to (i) immediately take measures to remove the relevant contents, and (ii) retain all infringement notices for six months and to record the content, display time and IP addresses or the domain names related to the infringement for 60 days. After any content is removed by an internet information service operator according to the notice of a copyright holder, the content provider may deliver a counter-notice to both the internet information service operator and the copyright holder, stating that the removed content does not infringe upon the copyright of other parties. After the delivery of such counter-notice, the internet information service operator may immediately reinstate the removed contents and shall not bear administrative legal liability for such reinstatement.

An internet information service operator may be subject to cease-and-desist orders and other administrative penalties such as confiscation of illegal income and fines, if it is clearly aware of a copyright infringement through the internet or, although not aware of such infringement, it fails to take measures to remove relevant content upon receipt of the copyright owner’s notice of infringement and, as a result, damages public interests. Where there is no evidence to indicate that an internet information service operator is clearly aware of the existence of copyright infringement, or the internet information service operator has taken measures to remove relevant contents upon receipt of the copyright owner’s notice, the internet information service provider shall not bear the relevant administrative legal liabilities.

On May 18, 2006, the State Council issued the Protection of the Right of Communication through Information Network, which took effect on July 1, 2006. Under this regulation, an internet information service provider may be exempt from indemnification liabilities under the following circumstances:

•

any internet information service provider that provides automatic internet access service upon instructions from its users or provides automatic transmission service for works, performances and audio-visual products provided by its users are not required to assume indemnification liabilities if (a) it has not chosen or altered the transmitted works, performance and audio-visual products and (b) it provides such works, performances and audio-visual products to the designated users and prevents any person other than such designated users from obtaining access.

•

any internet information service provider that, for the sake of improving network transmission efficiency, automatically stores and provides to its own users the relevant works, performances and audio-visual products obtained from any other internet information service providers, are not required to assume the indemnification liabilities if (a) it has not altered any of the works, performance or audio-visual products that are automatically stored; (b) it has not affected such original internet information service provider in holding the information about where the users obtain the relevant works, performance and audio-visual products; and (c) when the original internet information service provider revises, deletes or shields the works, performances and audio-visual products, it will automatically revise, delete or shield the same.

•

any internet information service provider that provides its users with information memory space for such users to provide the works, performances and audio-visual products to the general public via an informational network are not required to assume the indemnification liabilities if (a) it clearly indicates that the information memory space is provided to the users and publicizes its own name, contact person and web address; (b) it has not altered the works, performance and audio-visual products that are provided by the users; (c) it is not aware of or has no reason to know that the works, performances and audio-visual products provided by the users infringe upon the copyrights of others; (d) it has not directly derived any economic benefit from the providing of the works, performances and audio-visual products by its users; and (e) after receiving a notice from the copyright holder, it promptly deletes the allegedly infringing works, performances and audio-visual products pursuant to the relevant regulation.

Since 2005, the NCA, together with certain other PRC governmental authorities, have jointly launched annual campaigns specifically aimed to crack down on internet copyright infringement and piracy in China; these campaigns normally last for three to four months every year. According to the Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the Ministry of Public Security and the MIIT on July 19, 2010, the 2010 campaign mainly targeted internet audio and video programs, literature websites, online games, animation, software and art works related to Shanghai World Expo and Guangzhou Asian Games. During the 2010 campaign, starting from late July to the end of October 2010, the local branches of NCA focused on popular movies and TV series, newly published books, online games and animation, music and software and various illegal activities, including, for example, illegal uploading or transmission of a thirty party’s works without proper license or permission, sales of pirated audio-video and software through e-commerce platforms, providing search links, information storage, web hosting or internet access services for third parties engaging in copyright infringement or piracy of copyrighted works and the infringement by use of mobile media. In serious cases, the operating permits of the websites engaging illegal activities were revoked, and such websites were ordered to shut down.

We have adopted measures to mitigate copyright infringement risks. For instance, we have established a routine reporting and registration system that is updated on a monthly basis, and we require performers, channel owners and users to acknowledge and agree that (a) they would not perform or upload copyrighted content without proper authorization and (b) that they will indemnify us for any relevant copyright infringement claims in relation to their activities on our platform. We are also in the process of obtaining licenses for an increasing number of copyrighted songs to use on WeiChang.

If, despite these precautions, such procedures fail to effectively prevent unauthorized posting or use of copyrighted content or the infringement of other third party rights on YY platform, and the PRC courts find that certain safe harbor exemptions under PRC laws are not applicable to us because, for instance, a court finds that we knew or should have known about such infringement or that we have directly derived economic benefits from allowing such infringement activities on our platform, we may be held jointly and severally liable with the performers, channel owners or other infringement parties in lawsuits initiated by the relevant third party copyright holders or authorized users. Moreover, we may be held directly liable for the infringement activities of such performers or channel owners on YY platform, if the PRC courts view them as our employees or agents, deem us to have control over their activities on our platform and the content they upload or otherwise make available on our platform, and determine that we have knowingly uploaded such infringing contents on our platform. See “Risk Factors—Risks Relating to Our Business—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website or seeking license arrangements which may not be available on commercially reasonable terms.”

Domain Name

In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. As of November 16, 2012, we had registered 32 domain names, including YY.com, Duowan.com and Chinaduo.com.

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993 and 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. As of October 8, 2012, we had registered 73 trademarks and had filed 77 trademark applications in China.

Internet Infringement

On December 26, 2009, the Standing Committee of National People’s Congress promulgated the Tort Law of the People’s Republic of China, or the Tort Law, which became effective on July 1, 2010. Under the Tort Law, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act. According to the Tort Law, civil rights and interests include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage, among others.

Regulation of Internet Content

The PRC government has promulgated measures relating to internet content through a number of governmental agencies, including the MIIT, the MOC and the GAPP. These measures specifically prohibit internet activities, such as the operation of online games, that result in the publication of any content which is found to contain, among others, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets. If an ICP license holder violates these measures, its ICP license may be revoked and its websites may be shut down by the relevant government agencies.

Moreover, according to the Notice on the Work of Purification of Online Games jointly issued by the MOC, the MIIT and other governmental authorities in June 2005, online games in China are required to be registered and filed as software products in accordance with the Administrative Measures on Software Products, promulgated in 2000. In addition, pursuant to the Notice on Enhancing the Content Review Work of Online Game Products promulgated by the MOC in 2004, imported online games are subject to content review by the MOC prior to being offered to Chinese internet users.

Information Security and Censorship

Internet content in China is regulated and restricted from a state security standpoint. The National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, that may subject persons to criminal liabilities in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights.

In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with Internationally Connections, which prohibit using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

To comply with the above laws and regulations, we have established an internet information security department to implement measures on information filtering. For example, we have adopted a voice monitor system, and installed on our platform various alerts on sensitive words or abnormal activities of users, channels or groups. We also have a dedicated team that maintains 24-hour surveillance on the information posted on our platform, with different categories for monitoring purposes, according to subject and content. We have also established and follow a strict review process and storage system of relevant records which, in combination with various information security measures, have effectively prevented the public dissemination of statutory prohibited information through our websites in the past. We intend to continue to further update our measurements and system and work closely with relevant authorities to avoid any violation of relevant laws and regulations in the future.

Privacy Protection

PRC laws and regulations do not prohibit internet content providers from collecting and analyzing their users’ personal information if appropriate authorizations are obtained. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC laws and regulations prohibit internet content providers from disclosing any information transmitted by users through their networks to any third parties without their authorization unless otherwise permitted by law. If an internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the internet content provider may be liable for damages caused to its users.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Under the FEA Regulations, the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade- and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. On August 29, 2008, SAFE promulgated Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested enterprise by restricting the ways in which the converted Renminbi may be used. Circular 142 stipulates that the registered capital of a foreign-invested enterprise that has been settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and cannot be used for equity investments within the PRC. Meanwhile, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be repayment of Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 may lead to severe penalties including heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from this offering to our other PRC subsidiaries through Beijing Huanju Shidai, our wholly owned subsidiary in China, and thus may adversely affect our business expansion in China. We may not be able to convert the net proceeds into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

Dividend Distribution. The Foreign Investment Enterprise Law, promulgated in 1986 and amended in 2000, and the Administrative Rules under the Foreign Investment Enterprise Law, promulgated in 2001, are the key regulations governing distribution of dividends of foreign-invested enterprises.

Under these regulations, a wholly foreign-invested enterprise in China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a WFOE is required to allocate at least 10% of its accumulated profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.

Circular 75. The SAFE issued Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, on October 21, 2005, which became effective on November 1, 2005. Under Circular 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Circular 75 applies retroactively. PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 75 may lead to restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with the SAFE in relation to their investments in us.

We have completed the foreign exchange registration of PRC resident shareholders of Guangzhou Huaduo, as required by Circular 75, for our financings that were completed before the end of 2010. The Circular 75 registration in relation to the issuance of common shares to Tiger Global Six YY Holdings was completed on February 6, 2012.

Stock Option Rules. The Administration Measures on Individual Foreign Exchange Control were promulgated by the PBOC on December 25, 2006, and their Implementation Rules, issued by the SAFE on January 5, 2007, became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee stock ownership plans and stock option plans participated in by onshore individuals, among others, require approval from the SAFE or its authorized branch. Furthermore, the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, were promulgated by SAFE on February 15,

2012, that replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Pursuant to the Stock Option Rules, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches.

We and our PRC citizen employees who have been granted share options, restricted shares or restricted share units, or PRC optionees, will be subject to the Stock Option Rules when our company becomes an overseas listed company upon the completion of this offering. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulation on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008. The New EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to the New EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%.

Moreover, under the New EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income.

Although we do not believe that our company should be treated as a PRC resident enterprise for PRC tax purposes, substantial uncertainty exists as to whether we will be deemed to be such by the relevant authorities. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “Risk Factors—Risks Relating to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

In addition, although the New EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, and the Implementation Rules refer to “qualified resident enterprises” as enterprises with “direct equity interest”, it is unclear whether dividends we receive from our PRC subsidiaries are eligible for exemption.

PRC Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to the approval of relevant tax authorities. In addition, online game operating business is subject to 3.3% business tax and surcharges pursuant to applicable PRC tax regulations.

Value Added Tax

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program (“Pilot Program”), applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” (“Pilot Industries”) in Shanghai and will be expanded to eight trial regions (including Beijing and Guangdong province) and nationwide if conditions permit. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services”, are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. Going forward, in Beijing and Guangdong province, where we have operations, we will pay the pilot VAT instead of business taxes for our advertising activities and for any other parts of our business that are deemed by the local tax authorities to belong to Pilot Industries.

Cultural Development Fee

According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to the business tax.

Dividends Withholding Tax

Under the Old EIT Law that was effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by Beijing Huanju Shidai or Guangzhou Huanju Shidai,

our PRC subsidiaries, were exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in the PRC. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10%.

As uncertainties remain regarding the interpretation and implementation of the New EIT Law and its implementation rules, we cannot assure you that, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax. See “Risk Factors—Risks Relating to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Labor Laws and Social Insurance

The principle laws that govern employment include:

•

Labor Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995 and amended on August 27, 2009; and

•	Labor Contract Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and effective since January 1, 2008.

According to the Labor Law and Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly comply with state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

In addition, employers in China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

We have caused all of our full-time employees to enter into written labor contracts with us and have provided and currently provide our employees with the proper welfare and employment benefits.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule requires offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the Chinese Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

The application of the M&A Rules remains unclear. Based on the understanding on the current PRC laws, rules and regulations and the M&A Rules of our PRC Legal Counsel, Zhong Lun Law Firm, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the Nasdaq Global Market because (a) our PRC subsidiaries, Beijing Huanju Shidai and Guangzhou Huanju Shidai, are foreign-invested enterprises established by foreign enterprises, (b) we did not acquire any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, and (c) there is no provision that clearly classifies the contractual arrangements among our PRC subsidiary, Beijing Huanju Shidai, our PRC consolidated affiliated entities and their shareholders as a transaction regulated by the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.

Considering the uncertainties that exist with respect to the issuance of new laws, regulations or interpretation and implementing rules, the opinion of Zhong Lun Law Firm, summarized above, is subject to change. If the CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. For more information and discussion on this, see “Risk Factors—Risks Relating to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering and, if required, we cannot assure you that we will be able to obtain such approval.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Jun Lei	41	Chairman of the Board and Director
David Xueling Li	38	Chief Executive Officer and Director
Qin Liu	38	Director
Alexander Barrett Hartigan	35	Director
Jenny Hong Wei Lee	39	Independent Director
Peter Andrew Schloss	52	Independent Director Appointee*
Peng T. Ong	49	Independent Director Appointee*
Tony Bin Zhao	40	Director and Chief Technology Officer
Eric He	51	Chief Financial Officer
Jin Cao	38	General Manager of Website Department
Rongjie Dong	34	General Manager of Games Department

*	Mr. Peter Andrew Schloss and Mr. Peng T. Ong have accepted appointment as our independent directors, effective upon the effectiveness of the registration statement of which this prospectus is a part.

Mr. Jun Lei is our co-founder and has been our chairman since our inception. From October 1998 to December 2007, Mr. Lei served as the chief executive officer of Kingsoft Corporation, or Kingsoft, a China-based software and online games company listed on the Stock Exchange of Hong Kong, and has recently been appointed as Chairman of its board of directors. From January 1992 to October 1998, Mr. Lei served in various capacities at Kingsoft including as general manager and software developer. From April 2000 to March 2005, Mr. Lei co-founded and served as chairman of Joyo.com which, during his tenure, was sold to Amazon, becoming Amazon China. Since November 2003, Mr. Lei has served on the board of directors of Wuhan University. In addition, Mr. Lei is active in private investments and currently serves as a director or advisor in several privately held companies that he founded or invested in. Mr. Lei received his bachelor’s degree in computer science from Wuhan University in 1991.

Mr. David Xueling Li is our co-founder and has been our chief executive officer since our inception. Mr. Li is primarily responsible for our overall management, major decision-making and strategic planning, including research and development. Before founding our company, Mr. Li worked at Netease.com, Inc from July 2003 to April 2005 and served as its chief editor. In 2000, Mr. Li founded CFP.cn, a website that provided a copyright trading platform for journalists and amateur photographers. Mr. Li received a bachelor’s degree in philosophy from Renmin University of China in 1997.

Mr. Qin Liu has been a director of our company since June 2008. Mr. Liu has been a director of Morningside China TMT Fund I, L.P. since its formation in 2008, where he is primarily responsible for managing early-stage investments in the internet, wireless, media, entertainment and consumer services sectors in China. He also serves as a director in several non-public portfolio companies of the fund. From 2000 through 2008, Mr. Liu worked at Morningside IT Management Services (Shanghai) Co., Ltd. and established its print media business and served as publisher of The Bund, an upscale lifestyle weekly publication. Mr. Liu received a master’s degree in business administration, or MBA, from China Europe International Business School in 1999 and a bachelor’s degree in electrical engineering from Beijing Science & Technology University in 1993.

Mr. Alexander Hartigan has been our director since August 2008. Since 2006, Mr. Hartigan has been the managing director of Steamboat Ventures Asia, L.P., where he manages investments in the technology, media and consumer sectors in China. He currently serves as a director in several non-public portfolio companies of

Steamboat Ventures Asia, L.P. Mr. Hartigan has over 10 years of experience in the venture capital industry. Prior to joining Steamboat Ventures Asia, L.P., Mr. Hartigan served as a principal at Panasonic Ventures from 1999 through 2003. Mr. Hartigan received an MBA degree from Harvard Business School in 2005 and a bachelor’s degree in government from Georgetown University in 1998.

Ms. Jenny Hong Wei Lee has served as our director since December 2009. Ms. Lee is a director of Hisoft Technology International Limited, a leading China-based provider of outsourced information technology and research and development services, and 21Vianet Group, Inc., a leading China-based carrier-neutral Internet data center services provider; both companies are listed on the Nasdaq Global Market. Ms. Lee is a managing director of Granite Global Ventures III L.L.C., and is also a general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. From 2002 to 2005, Ms. Lee served as a vice president of JAFCO Asia. Ms. Lee received her bachelor’s degree in electrical engineering in 1994 and master’s degree in engineering in 1995 from Cornell University. Ms. Lee also has an MBA degree from Kellogg School of Management at Northwestern University in 2001.

Mr. Tony Bin Zhao has been the chief technology officer of our company since 2008. He has served as a director since December 2009. Prior to joining us, he founded NeoTasks, LLC in November 2004 and served as its chairman and chief technology officer until 2008. From July to October 2004, he was a senior consultant at Tencent.com. From July 1997 to July 2004, he served as a senior engineer at WebEx Communications Inc. and was responsible for the establishment of audio/video session and backend servers. From 1995 to 1997, he worked as the manager of software department at Beijing Sunstep Technologies Limited. He also founded Beijing Dacheng Infrastructure Projects Consulting Limited in 1994. Mr. Zhao received a bachelor’s degree in radio and electronics from Peking University in 1992.

Mr. Eric He has been our chief financial officer since August 2011. He currently also serves as an independent director of Yangxun Computer Technology (Shanghai) Co. Ltd. and Acorn International, Inc., an NYSE-listed company. Prior to joining us, Mr. He served as the chief financial officer of Giant Interactive Group, Inc., an NYSE-listed company, from March 2007 to August 2011. He served as the chief strategy officer of Ninetowns Internet Technology Group from 2004 to 2007. From 2002 to 2004, he served as a private equity investment director for AIG Global Investment Corp (Asia) Ltd. Mr. He received a bachelor’s degree in accounting from National Taipei University and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Certified Public Accountant and Chartered Financial Analyst in the United States.

Mr. Jin Cao has been the vice president of Guangzhou Duowan since 2008 and is currently the general manager of our website department. From June 2005 to October 2008, he served as the president of NeoTasks Inc. From January 2000 to February 2006, he served as the chief representative of FATWIRE Corp. From August 1995 to August 1997, he was a senior programmer for the China Aviation and Space Authority (CASA). He founded niba.com, an online video streaming company, in 2006. Mr. Cao received a bachelor’s degree in industrial engineering from Tianjin University in 1995 and a master’s degree in industrial engineering from University of Cincinnati in 1999.

Mr. Rongjie Dong has been the president of the technology department of Guangzhou Huaduo since October 2006 and is currently the general manager of our games department. Prior to joining us, he served as product manager and head of the technology department of 163.com from 2000 to 2006. Mr. Dong received his bachelor’s degree in computer hardware from Beijing Information Engineering Institute (now known as Beijing Information Science and Technology University) in 1999.

Mr. Peter Andrew Schloss will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Schloss is a partner at Phoenix Media Fund L.P., a private equity fund established by Phoenix Television Group, a company listed on the Stock Exchange of Hong Kong, to invest in media and culture-related companies in China. Mr. Schloss has been serving as an independent director and the audit committee chairman of Giant Interactive Group Inc., an NYSE-listed company, since 2007. From 2008 to 2012, Mr. Schloss served as the chief executive officer of Allied Pacific Sports Network Limited, a leading internet and wireless provider of live and on-demand sports programs in Asia. Prior to joining Allied Pacific Sports Network Limited, Mr. Schloss worked at TOM Online Inc., serving as the chief financial officer from 2003 to 2005, as an executive director from 2004 to 2007 and as the chief legal officer from 2005 to 2007. Mr. Schloss received a bachelor’s degree in political science and a juris doctor degree from Tulane University.

Mr. Peng T. Ong will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Since August 2010, Mr. Ong has been a venture partner at GSR Ventures, a private equity venture capital fund that invests primarily in the internet, wireless and software sectors in China. Mr. Ong currently serves as an independent director of Singapore Telecommunications Limited and serves as chairman of Infocomm Investments Pte Ltd, a venture capital fund in Singapore. Mr. Ong founded Interwoven Inc. (acquired by Autonomy Corporation plc., now part of Hewlett-Packard) and served as its president and chief executive officer from 1995 to 1997 and its chairman from 1995 to 2002. Mr. Ong also founded Encentuate Inc. which became the foundation of the IBM Singapore Software Lab after being acquired by IBM. In addition, Mr. Ong co-founded Match.com (now part of IAC/InterActiveCorp) and served in various engineering and management positions at Illustra Information Technologies, Inc. (now Informix Corporation, part of IBM), Sybase Inc. (now SAP America, Inc.) and Gensym Corporation. Mr. Ong Peng received a bachelor’s degree in electrical engineering from University of Texas at Austin and a master’s degree in computer science from University of Illinois at Urbana-Champaign.

Employment Agreements

We have entered into employment agreements with our senior executive officers. We may terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. We may also terminate a senior executive officer’s employment by giving three months’ prior written notice. A senior executive officer may terminate his or her employment at any time by giving three months’ written notice, provided that such notice may only be given by the officer any time after the third anniversary of his or her employment.

Each senior executive officer has agreed to hold all information, know-how and records in any way connected with the business of our company, including, without limitation, all formulae, designs, specifications, drawings, data, operations and testing procedures, manuals and instructions and all customer and supplier lists, sales information, business plans and forecasts and all technical or other expertise and all computer software of our company, in strict confidence during and after his or her employment. Each officer also agrees that we shall own all the intellectual property developed by such officer during his or her employment.

Board of Directors

Our board of directors currently consists of six directors. Two additional directors will join the board upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Under the investors’ rights agreement and our memorandum and articles of association currently in effect, for as long as Morningside China TMT Fund I, L.P. and Favor Star Limited, Steamboat Ventures Asia, L.P., Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and Tiger Global Six YY Holdings each holds a number of shares of our company, each of them has the right to appoint one director to our board of directors. Such shareholders’ right to appoint directors will automatically terminate upon the completion of this offering. Among our existing directors, Mr. Liu was jointly appointed by Favor Star Limited and Morningside China TMT Fund I, L.P., Mr. Hartigan was appointed by Steamboat Ventures Asia, L.P., Ms. Lee was jointly appointed by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. We have adopted a charter for each of the three committees. We have appointed the members of these committees, which appointment will become effective immediately upon the effectiveness of the registration statement of which this prospectus is a part. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Mr. Peter Andrew Schloss, Mr. Peng T. Ong, and Ms. Jenny Hong Wei Lee, and will be chaired by Mr. Schloss. We have determined that each of Mr. Schloss, Mr. Ong and Ms. Lee satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Global Market and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Peter Andrew Schloss qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of any material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board.

Compensation Committee. Our compensation committee will consist of Mr. Peter Andrew Schloss, Mr. Peng T. Ong and Ms. Jenny Hong Wei Lee, and will be chaired by Ms. Lee. We have determined that each of Ms. Lee, Mr. Schloss and Mr. Ong satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Global Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our directors may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our nominating committee will consist of Mr. Peter Andrew Schloss, Mr. Peng T. Ong, and Ms. Jenny Hong Wei Lee, and will be chaired by Mr. Ong. We have determined that each of Mr. Ong, Mr. Schloss and Ms. Lee satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Global Market. The nominating committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating committee itself; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a common law duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; or (2) dies or is found by our company to be of unsound mind.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2011, we paid an aggregate of approximately RMB2.7 million (US$0.4 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. For details on the share incentive grants to our officers and directors, see “—Share Incentive Plans.”

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2009 Scheme and the 2011 Plan. The purpose of these two share incentive plans is to attract and retain the best available personnel by linking the personal interests of the members of the board, officers, employees and consultants to the success of our business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders. As of September 30, 2012, options to purchase 17,870,425 common shares, 53,000,732 restricted shares and 24,103,621 restricted share units were outstanding under the 2009 Scheme and 2011 Plan. As of September 30, 2012, 14,839,241 restricted shares, granted to management outside of the 2009 Scheme and the 2011 Plan, were outstanding.

2009 Employee Equity Incentive Scheme

We adopted the 2009 Scheme in December 2009. In September 2011, YY Inc. (a) assumed all the rights and obligations of Duowan Entertainment Corp. under all share-based compensation previously issued by Duowan Entertainment Corp., including under the relevant award agreement and under the 2009 Scheme, if applicable, and (b) undertook to issue its own common shares upon the exercise of any share-based compensation awards previously issued by Duowan Entertainment Corp., subject to compliance with the terms and conditions of the relevant award agreements and the 2009 Scheme, if applicable.

Under the 2009 Scheme, the maximum number of shares in respect of which options or restricted shares may be granted is 120,020,001.

The following paragraphs summarize the terms of the 2009 Scheme.

Types of Awards. The following briefly describe the principal features of the various awards that may be granted under the 2009 Scheme.

•

Options. Options provide for the right to purchase a specified number of our common shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or check, in our common shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting consequences, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

•

Restricted Shares. A restricted share award is the grant of our common shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the 2009 Scheme can act as the plan administrator.

Award Agreement. Options or restricted shares granted under the 2009 Scheme are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

Option Exercise Price. The exercise price in respect of any option shall be fixed by reference to the date upon which the option (or the relevant part thereof) is granted, and shall be, at the election of the plan administrator, (a) the latest valuation price per share certified by a third party valuer prior to the date of grant of the relevant option (or relevant part thereof) or (b) the latest price per share at which we have issued any shares prior to the date of grant of the relevant option (or relevant part thereof).

Eligibility. We may grant awards to our employees, officers and directors or consultants to our members.

Term of the Awards. The 2009 Scheme shall be valid and effective for a period of ten years from the date of effectiveness. The term of each option or restricted share grant shall be ten years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Awards for options or restricted shares may not be transferred in any manner by the award holders and may be exercised only by such holders, subject to limited exceptions. Restricted shares may not be transferred during the period of restriction.

Termination. The plan administrator may at any time terminate the operation of the 2009 Scheme.

Prior to the adoption of the 2009 Scheme, we granted certain share options to our employees pursuant to certain share option agreements which carried substantially the same terms and conditions with those stipulated in the 2009 Scheme.

2011 Share Incentive Plan

We adopted the 2011 Plan in September 2011.

Under the 2011 Plan, the maximum number of common shares reserved for issuance under the plan is 43,000,000, plus an annual increase of 20,000,000 on the first day of each fiscal year, beginning in 2013, or such smaller number of common shares as determined by our board of directors.

The following paragraphs summarize the terms of the 2011 Plan.

Types of Awards. The following briefly describe the principal features of the various awards that may be granted under the 2011 Plan.

•

Options. Options provide for the right to purchase a specified number of our common shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or check, in our common shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting consequences, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

•

Restricted Shares. A restricted share award is the grant of our common shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

•

Restricted Share Units. A restricted share unit award is the grant of the right to receive a common share at a future date and may be subject to forfeiture. Our plan administrator has the discretion to set performance objectives or other vesting criteria that will determine the number or value of restricted share units to be granted. Unless otherwise determined by our plan administrator, a restricted share unit is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator, at the time of grant, specifies the dates on which the restricted share units become fully vested.

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the 2011 Plan can act as the plan administrator.

Award Agreement. Options, restricted shares or restricted shares units granted under the 2011 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

Option Exercise Price. The exercise price in respect of any option shall be determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the shares. The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive.

Eligibility. We may grant awards to our employees, consultants or directors.

Term of the Awards. The 2011 Plan shall be valid and effective for a period of ten years from the date of effectiveness. The term of each option grant shall not exceed ten years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Awards for options, restricted shares or restricted share units may not be transferred in any manner by the award holders and may be exercised only by such holders, subject to limited exceptions. Restricted shares may not be transferred during the period of restriction.

Termination. The plan administrator may at any time terminate the operation of the 2011 Plan.

The following table summarizes, as of September 30, 2012, the outstanding options granted to our executive officers, directors and other individuals as a group.

	Common Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Rongjie Dong	*	0.004898	January 1, 2008	December 31, 2016
	*	0.005510	January 1, 2008	December 31, 2017
	*	0.006735	January 1, 2009	December 31, 2018
Other Individuals as a Group	1,137,290	—	January 1, 2008	December 31, 2015
	3,189,231	0.005510	January 1, 2008	December 31, 2017
	5,415,334	0.006735	January 1, 2009	December 31, 2018

Total	17,870,425

*	The aggregate number of common shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares.

The following table summarizes, as of September 30, 2012, the outstanding restricted shares granted to our executive officers, directors and other individuals as a group.

Name	Restricted Shares Granted		Date of Grant
Tony Bin Zhao	*	(1)	February 1, 2010
	*	(1)	January 1, 2011
Jin Cao	*	(1)	February 1, 2010
Rongjie Dong	*		January 1, 2010
Jun Lei	14,839,241	(2)	February 23, 2010
Other Individuals as a Group	18,383,197		January 1, 2010
	16,060,000		July 1, 2010
	500,000		October 1, 2010
	7,050,200		January 1, 2011

Total	67,839,973

*	The aggregate number of common shares underlying the outstanding restricted shares held by each of these individuals is less than 1% of our total outstanding shares.
(1)	In October 2012, an aggregate of 5,068,000 of these restricted shares previously granted to Messrs. Tony Bin Zhao, Jin Cao and Rongjie Dong became fully vested and we issued an equivalent number of common shares to these executive officers.
(2)	These common shares were issued to Mr. Lei in February 2010 and are included in the number of outstanding common shares as of the date of this prospectus. These common shares are subject to a service condition with a two-year vesting period remaining, and the service condition will be fully satisfied in February 2014 if Mr. Lei remains a director of our company until then. Furthermore, upon the completion of this offering, the vesting period will be accelerated and the outstanding restricted shares will become fully vested.

The following table summarizes, as of September 30, 2012, the outstanding restricted share units granted to our executive officers, directors and other individuals as a group.

Name	Common Shares Underlying Restricted Share Units Granted	Date of Grant	Vesting Schedule
Tony Bin Zhao	*	March 31, 2012	4 years(1)
Eric He	*	September 16, 2011	5 years(2)
Other Individuals as a Group	4,722,300	September 16, 2011	16-18 quarters(3)
	1,618,000	January 1, 2012	4 years(4)
	3,431,021	March 31, 2012	2-4 years(5)
	533,000	July 15, 2012	4 years(6)
	6,149,300	September 1, 2012	4 years(7)
	650,000	September 30, 2012	4 years(8)

Total	24,103,621

*	The aggregate number of common shares underlying the outstanding restricted share units, or RSUs, held by each of these individuals is less than 1% of our total outstanding shares.
(1)	These RSUs were granted on March 31, 2012 and were scheduled to vest starting January 1, 2012.
(2)	These RSUs were granted on September 16, 2011 and were scheduled to vest starting August 15, 2011.
(3)	These RSUs were granted on September 16, 2011 and were scheduled to vest starting July 1, 2011.
(4)	These RSUs were granted on January 1, 2012 and were scheduled to vest starting January 1, 2012.
(5)	These RSUs were granted on March 31, 2012, among which 1,975,921 common shares underlying RSUs were scheduled to vest starting January 1, 2012 and 1,504,200 common shares underlying RSUs were scheduled to vest starting February 1, 2012.
(6)	These RSUs were granted on July 15, 2012 and were scheduled to vest starting July 1, 2012.
(7)	These RSUs were granted on September 1, 2012, among which 2,050,000 common shares underlying RSUs were scheduled to vest starting July 1, 2012 and 4,101,300 common shares underlying RSUs were scheduled to vest starting August 1, 2012.
(8)	These RSUs were granted on September 30, 2012, among which 20,000 common shares underlying the RSUs were scheduled to vest starting February 1, 2012 and 630,000 common shares underlying the RSUs were scheduled to vest starting August 1, 2012.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our common shares as of the date of this prospectus, assuming the planned automatic re-designation or conversion of (i) all of our outstanding series A, B, C-1 and C-2 preferred shares into 359,424,310 Class B common shares and (ii) all of our outstanding common shares into 548,408,914 Class B common shares, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

We will adopt a dual class common share structure immediately upon the completion of this offering. The calculations in the table below assume that there are 1,063,833,224 common shares outstanding as of the date of this prospectus, including 907,833,224 Class B common shares convertible from our outstanding preferred shares and common shares and 156,000,000 Class A common shares to be sold by us in this offering in the form of ADSs, outstanding immediately after the completion of this offering, and that the underwriters do not exercise their over-allotment option.

Several of our existing shareholders and their affiliates, including Granite Global Ventures, Steamboat Ventures Asia and Morningside China TMT Fund, as defined in this section, have indicated to us their interest in purchasing up to an aggregate of US$30.0 million of ADSs offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered in this offering. We and the underwriters are currently under no obligation to sell ADSs to them. Accordingly, the figures in the table below do not reflect the possible purchase of ADSs in the offering by these existing shareholders. The number of ADSs available for sale to the general public will be reduced to the extent that these shareholders or their affiliates purchase our ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right, vesting of restricted share units or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned Prior to This Offering(1)		Class A Common Shares Beneficially Owned After This Offering(2)		Class B Common Shares Beneficially Owned After This Offering(3)		Voting Power After This Offering(4)
	Number	%	Number	%	Number	%	%
Directors and Executive Officers:*
Jun Lei(5)	215,241,483	23.7	—	—	215,241,483	23.7	23.3
David Xueling Li(6)	215,241,483	23.7	—	—	215,241,483	23.7	23.3
Qin Liu(7)	178,513,370	19.7	—	—	178,513,370	19.7	19.3
Alexander Barrett Hartigan(8)	110,527,830	12.2	—	—	110,527,830	12.2	12.0
Jenny Hong Wei Lee(9)	80,833,340	8.9	—	—	80,833,340	8.9	8.8
Tony Bin Zhao(10)	19,684,180	2.2	—	—	19,684,180	2.2	2.1
Eric He	—	—	—	—	—	—	—
Jin Cao(11)	9,205,890	1.0	—	—	9,205,890	1.0	1.0
Rongjie Dong(12)	9,851,118	1.1	7,976,118	4.9	1,875,000	0.2	0.3
Peter Andrew Schloss	—	—	—	—	—	—	—
Peng T. Ong	—	—	—	—	—	—	—
All directors and executive officers as a group	839,098,694	91.6	7,976,118	4.9	831,122,576	91.6	90.0

Principal Shareholders:
Top Brand Holdings Limited(13)	215,241,483	23.7	—	—	215,241,483	23.7	23.3
YYME Limited(14)	215,241,483	23.7	—	—	215,241,483	23.7	23.3
Morningside China TMT Fund I, L.P.(15)	113,575,140	12.5	—	—	113,575,140	12.5	12.3
Steamboat Ventures Asia, L.P.(16)	110,527,830	12.2	—	—	110,527,830	12.2	12.0
Granite Global Ventures III L.P.(17)	79,539,740	8.8	—	—	79,710,648	8.8	8.6
Tiger Global Six YY Holdings(18)	76,710,648	8.4	—	—	76,710,648	8.4	8.3
Favor Star Limited(19)	55,197,496	6.1	—	—	55,197,496	6.1	6.0

Notes:
*	Except for Mr. Jun Lei, Mr. Qin Liu, Mr. Alexander Barrett Hartigan, Ms. Jenny Hong Wei Lee and Mr. Rongjie Dong, the business address of our directors and executive officers is c/o Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle, Tianhe District, Guangzhou, 510655, PRC.

(1)	The number of common shares outstanding in calculating the percentages for each listed person or group includes the common shares underlying the options held by such person or group exercisable, or restricted shares or restricted share units that will become vested, within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person or group prior to this offering is based on (i) 907,833,224 common shares outstanding as of the date of this prospectus, including 359,424,310 common shares convertible from our outstanding preferred shares, and (ii) the number of common shares underlying options exercisable by such person or group, or restricted shares or restricted share units that will become vested, within 60 days of the date of this prospectus.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of the date of this prospectus, by the sum of (i) 156,000,000, which is the total number of Class A common shares outstanding immediately after the completion of this offering, and (ii) the number of Class A common shares that such person or group has the right to acquire within 60 days of the date of this prospectus.

(3)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group by 907,833,224, being the total number of Class B common shares outstanding immediately after the completion of this offering.

(4)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all of our outstanding Class A and Class B common shares as one class. Each holder of Class A common shares is entitled to one vote per share. Each holder of our Class B common shares is entitled to ten votes per share on all matters requiring a shareholders’ vote. Our Class B common shares are convertible at any time by the holder into Class A common shares on a one-for-one basis, whereas Class A common shares are not convertible into Class B common shares under any circumstances.

(5)	Representing 215,241,483 common shares held by Top Brand Holdings Limited, a BVI company wholly owned and controlled by Mr. Lei. Among these common shares, 14,839,241 common shares are subject to a service condition with a two-year vesting period remaining, and the service condition will be fully satisfied in February 2014 if Mr. Lei remains a director of our company until then. Furthermore, upon the completion of this offering, the vesting period will be accelerated and the outstanding restricted shares will become fully vested. The business address of Mr. Lei is Juanshitiandi Tower A, 12th Floor, Chaoyang District, Beijing 100102, PRC.

(6)	Representing 215,241,483 common shares held by YYME Limited, a BVI company wholly owned and controlled by Mr. Li.

(7)	Representing 709,496 common shares and 54,488,000 series A preferred shares held by Favor Star Limited, 6,493,823 common shares and 3,246,911 common shares held by Ricomax Limited and Konrad Limited, respectively, two affiliates of Favor Star Limited, and 81,612,930 series A preferred shares, 20,414,870 series B preferred shares, 1,547,420 series C-1 preferred shares and 9,999,920 series C-2 preferred shares held by Morningside China TMT Fund I, L.P. Mr. Liu is a director of our company jointly appointed by Morningside China TMT Fund I, L.P. and affiliates. The business address of Mr. Liu is No. 5, Lane 249, Anfu Road, Shanghai 200031, PRC.

(8)	Representing 81,658,990 series B preferred shares, 3,869,040 series C-1 preferred shares and 24,999,800 series C-2 preferred shares held by Steamboat Ventures Asia, L.P. Mr. Hartigan is a director of our company appointed by Steamboat Ventures Asia, L.P. The business address of Mr. Hartigan is c/o Unit 1002-1004, One Corporate Ave, 222 Hu Bin Road, Shanghai 200021, PRC.

(9)	Representing 10,659,950 series C-1 preferred shares and 68,879,790 series C-2 preferred shares held by Granite Global Ventures III L.P. and 173,460 series C-1 preferred shares and 1,120,140 series C-2 preferred shares held by GGV III Entrepreneurs Fund L.P. Ms. Lee is a director of our company appointed by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. The business address of Ms. Lee is Unit 3501-3504, Two IFC, 8 Century Avenue, Pudong District, Shanghai 200120, PRC.

(10)	Representing 1,915,800 common shares held by Mr. Tony Bin Zhao and 17,768,380 common shares held by YY TZ Limited, a BVI company. YY TZ Limited is ultimately wholly owned by a trust established for the benefit of Mr. Zhao’s family. Mr. Zhao is deemed to hold the investment power over the trust. The business address of YY TZ Limited is c/o Tony Bin Zhao, Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle, Tianhe District, Guangzhou 510655, PRC.

(11)	Representing 1,277,200 common shares held by Mr. Jin Cao and 7,928,690 common shares held by CJ Entertainment Limited, a British Virgin Islands company. CJ Entertainment Limited is ultimately wholly owned by a trust established for the benefit of Mr. Cao’s family. Mr. Cao is deemed to hold the investment power over the trust. The business address of CJ Entertainment Limited is c/o Jin Cao, Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle, Tianhe District, Guangzhou, 510655, PRC.

(12)	Representing 1,875,000 common shares held by Mr. Rongjie Dong and 7,976,118 common shares underlying the restricted shares and options that became fully vested as of the date of this prospectus held by Green Leaf Global Limited, a BVI company wholly owned and controlled by Mr. Dong. The business address of Green Leaf Global Limited is c/o Rongjie Dong, 4th floor, Youhua Business Center, Yingbin North Road, Xiangzhou District, Zhuhai 519080, PRC.

(13)	Representing 215,241,483 common shares held by Top Brand Holdings Limited, a British Virgin Islands company wholly owned and controlled by Mr. Lei. The business address of Top Brand Holdings Limited is c/o Jun Lei, Juanshitiandi Tower A, 12th Floor, Chaoyang District, Beijing 100102, PRC. Among these common shares, 14,839,241 common shares are subject to a service condition with a two-year vesting period, and the service condition will be fully satisfied in February 2014 if Mr. Lei remains a director of our company until then.

(14)	Representing 215,241,483 common shares held by YYME Limited, a British Virgin Islands company wholly owned and controlled by Mr. Li. The business address of YYME Limited is c/o David Xueling Li, Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle, Tianhe District, Guangzhou, 510655, PRC.

(15)	Representing 81,612,930 series A preferred shares, 20,414,870 series B preferred shares, 1,547,420 series C-1 preferred shares and 9,999,920 series C-2 preferred shares held by Morningside China TMT Fund I, L.P. Morningside China TMT Fund I, L.P. is controlled by Morningside China TMT GP, L.P., its general partner. Morningside China TMT GP, L.P. is in turn controlled by TMT General Partner Ltd., its general partner. Qin Liu and Jianming Shi, directors of TMT General Partner Ltd., have beneficial interest in TMT General Partner Ltd. and are deemed to share the voting and investment power over such shares held by TMT General Partner Ltd. The business address of Morningside China TMT Fund I, L.P. is 22/F, Hang Lung Center, 2-20 Paterson Street, Causeway Bay, Hong Kong.

(16)	Representing 81,658,990 series B preferred shares, 3,869,040 series C-1 preferred shares and 24,999,800 series C-2 preferred shares held by Steamboat Ventures Asia, L.P. Steamboat Ventures Asia, L.P. is controlled by Steamboat Ventures Asia Manager, L.P., its general partner, which is in turn controlled by Steamboat Ventures Asia GP, Ltd., its general partner. Steamboat Ventures Asia GP, Ltd. is controlled by John Ball, who is deemed to hold the voting and investment power over such shares held by Steamboat Ventures Asia GP, Ltd. The business address of Steamboat Ventures Asia, L.P. is c/o Walkers SPV Limited, P.O. Box 908GT, Mary Street George Town, Grand Cayman, Cayman Islands.

(17)	Representing 10,659,950 series C-1 preferred shares and 68,879,790 series C-2 preferred shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.P. is controlled by Granite Global Ventures L.L.C., its sole general partner. Scott Bonham, Hany Nada, Glenn Soloman, Thomas Ng, Jixun Foo, Hongwei Jenny Lee, Jessie Jin and Fumin Zhuo are managing directors of Granite Global Ventures L.L.C. and are deemed to share the voting and investment power over such shares held by Granite Global Ventures L.L.C. The business address of Granite Global Ventures III L.P. is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, USA.

(18)	Representing 76,710,648 common shares held by Tiger Global Six YY Holdings. Tiger Global Six YY Holdings is ultimately controlled by Charles P. Coleman III. The registered address of Tiger Global Six YY Holdings is Twenty Seven, Cybercity, Ebene, Mauritius.

(19)	Representing 709,496 common shares and 54,488,000 series A preferred shares held by Favor Star Limited. Favor Star Limited is wholly owned by Morningside Technology Investments Limited, which is in turn wholly owned by Morningside CyberVentures Holdings Limited. The ultimate beneficial owner of Morningside CyberVentures Holdings Limited is a family trust established by and for the benefit of Mdm. Chan Tan Ching Fen, who is deemed to hold the voting and investment power over such shares held by Morningside CyberVentures Holdings Limited. The business address of Favor Star Limited is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC 98000 Monaco.

As of the date of this prospectus, none of our outstanding common shares is held by record holders in the United States and 80,833,340 of our outstanding preferred shares are held by two record holders in the United States. The total number of preferred shares held by the two record holders in the United States represents 8.9% of our total outstanding shares on an as-converted basis. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our common shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Contractual Arrangements

Please see “Corporate History and Structure” for a description of the contractual arrangements among Beijing Huanju Shidai, Beijing Tuda and the shareholders of Beijing Tuda and the contractual arrangements among Beijing Huanju Shidai, Guangzhou Huaduo and the shareholders of Guangzhou Huaduo.

Transactions with Affiliates

In July 2010, Guangzhou Huaduo entered into a loan agreement with Zhuhai Daren and the shareholders of Zhuhai Daren, pursuant to which Guangzhou Huaduo agreed to provide interest-free loans of up to RMB2.0 million in the aggregate to Zhuhai Daren. The amount and timing of drawdown on the loan is at Zhuhai Daren’s option. Guangzhou Huaduo holds 30% equity interest in Zhuhai Daren. Zhuhai Daren borrowed RMB1.5 million in 2010 from Guangzhou Huaduo and RMB0.5 million (US$0.1 million) in 2011. As of September 30, 2012, Zhuhai Daren had repaid part of the loan but still owed us RMB1.0 million (US$0.2 million); this outstanding amount is scheduled to be repaid during the year 2012, and we expect it to be fully repaid by December 31, 2012.

Guangzhou Huaduo and Zhuhai Daren have orally agreed to cooperate with respect to the operation of Daren Farm, an online game developed by Zhuhai Daren, and share revenues generated by the game. In addition, in January 2009, Guangzhou Huaduo and Zhuhai Daren entered into a cooperation agreement, under which Guangzhou Huaduo and Zhuhai Daren agreed to cooperate with respect to the operation of Daren Qipai, another online game developed by Zhuhai Daren. Under the agreement, Guangzhou Huaduo agreed to promote, and provide the users with access to, Daren Qipai on its website. Zhuhai Daren agreed to provide services relating to research, development, upgrade and maintenance of Daren Qipai. In the years ended December 31, 2009, 2010 and 2011 and the nine months ended September 30, 2012, the aggregate online game revenues sharing from Zhuhai Daren was RMB0.8 million, RMB1.7 million, RMB4.5 million (US$0.7 million) and RMB5.0 million (US$0.8 million), respectively.

In 2010 and 2011, Guangzhou Huaduo and Guangzhou Shanghang Information Technical Co., Ltd., or Guangzhou Shanghang, entered into certain server co-location agreements, under which Guangzhou Shanghang provides Guangzhou Huaduo with bandwidth and server co-location services in different cities in China. In addition, Guangzhou Huaduo and Guangzhou Shanghang entered into two content delivery network acceleration service agreements, under which Guangzhou Shanghang provides content delivery network acceleration services to Guangzhou Huaduo. Guangzhou Shanghang is 28% owned by Mr. Jun Lei, our co-founder and chairman, including approximately 7% beneficially owned by Mr. David Xueling Li, our chief executive officer and director. In the years ended December 31, 2009, 2010 and 2011 and the nine months ended September 30, 2012, the bandwidth service that Guangzhou Huaduo acquired from Guangzhou Shanghang were zero, RMB1.8 million, RMB22.0 million (US$3.5 million) and RMB8.9 million (US$1.4 million), respectively.

Kingsoft, through third party advertising agencies, has in the past placed advertisements on Duowan.com and we expect that Kingsoft may continue to do so in the future. We indirectly derived revenues through such third party advertising agencies from Kingsoft in each of the years ended December 31, 2009, 2010 and 2011 and the nine months ended September 30, 2012, which amounted to RMB1.5 million, RMB1.3 million, RMB3.5 million (US$0.6 million) and RMB3.4 million (US$0.5 million), respectively. Mr. Jun Lei, our co-founder and chairman, is currently chairman, non-executive director and minority shareholder of Kingsoft.

In January 2011, Guangzhou Huaduo entered into an agreement to invest RMB1.0 million in Zhuhai Qi Ao Yacht Club Co., Ltd., or Zhuhai Qi Ao, which was 100% owned by Mr. Lei. Zhuhai Qi Ao provides professional services and facilities for yacht owners in China. As of December 31, 2011, we and Mr. Lei owned 10.0% and 90.0% of Zhuhai Qi Ao, respectively. As of September 30, 2012, we have disposed of our 10.0% equity interest in Zhuhai Qi Ao in exchange for a payment of RMB1.0 million (US$0.2 million) from Mr. Lei.

In February 2011, Guangzhou Huaduo entered into an agreement to invest RMB2.5 million in Zhuhai JinShan Kuaikuai Technology Co., Ltd., or JinShan Kuaikuai, which was 100% indirectly owned by Kingsoft. Upon such investment, we own and Kingsoft indirectly owns 20.8% and 62.5% of JinShan KuaiKuai, respectively, with the remaining 16.7% equity interest owned by a third party. JinShan Kuai Kuai provides online game technological research services in China.

In November 2011, Guangzhou Huaduo entered into a loan agreement with Zhuhai Lequ Technology Co., Ltd., pursuant to which Guangzhou Huaduo was to provide an interest-free loan to Zhuhai Lequ Technology Co., Ltd. In March 2012, Beijing Tuda invested RMB1 million in, and held a 76.9% equity interest in, Zhuhai Lequ Technology Co., Ltd. As of September 30, 2012, Zhuhai Lequ Technology Co., Ltd.’s outstanding loan under this loan agreement was RMB1.0 million (US$0.2 million). We expect the loan to be fully repaid by December 31, 2012. We have also agreed to reduce our equity holding in Zhuhai Lequ Technology Co., Ltd. to 6.7% by transferring 70.2% of its equity interest we currently hold to its founders as soon as practicable.

In July 2012, we sold our equity interest in Shenzhen Yingpeng Information Technology Company Limited to Xiaomi Corporation for a cash consideration of RMB2.0 million (US$0.3 million). Mr. Lei Jun, our co-founder and chairman, is currently chairman of Xiaomi Corporation.

Investors’ Rights Agreement and Right of First Refusal and Co-Sale Agreement

See “Description of Share Capital—Investors’ Rights Agreement and Right of First Refusal and Co-Sale Agreement.”

Employment Agreements

See “Management—Employment Agreements.”

Share Incentives

See “Management—Share Incentive Plans.”

DESCRIPTION OF SHARE CAPITAL

We were incorporated as an exempted company with limited liability under the Companies Law of the Cayman Islands on July 22, 2011. Our affairs are currently governed by our amended and restated memorandum and articles of association and the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 4,640,575,690 common shares with a par value of US$0.00001 each and 359,424,310 preferred shares with a par value of US$0.00001 each, of which 136,100,930 preferred shares are designated as series A preferred shares, 102,073,860 preferred shares are designated as series B preferred shares, 16,249,870 preferred shares are designated as series C-1 preferred shares and 104,999,650 preferred shares are designated as series C-2 preferred shares. As of the date of this prospectus, there are 548,408,914 common shares, 136,100,930 series A preferred shares, 102,073,860 series B preferred shares, 16,249,870 series C-1 preferred shares and 104,999,650 series C-2 preferred shares issued and outstanding.

We have adopted our second amended and restated memorandum and articles of association, which will become effective upon the completion of this offering. Our second amended and restated memorandum and articles of association will provide that, upon the closing of this offering, we will have two classes of shares, the Class A common shares and Class B common shares. Our authorized share capital upon completion of the offering will be 10,000,000,000 Class A common shares of a par value of US$0.00001 each and 1,000,000,000 Class B common shares of a par value of US$0.00001 each. All outstanding common shares and all outstanding preferred shares will be automatically re-designated or converted into Class B common shares on a one-for-one basis immediately prior to the completion of the offering.

The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares. You should read our second amended and restated memorandum and articles of association, which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Shares

The following discussion primarily concerns our common shares and the rights of holders of common shares. Upon the closing of this offering, our common shares will be divided into Class A common shares and Class B common shares. Holders of Class A common shares and Class B common shares will have the same rights except for voting and conversion rights. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the Class A common shares are held in accordance with the provisions of the deposit agreement in order to exercise shareholders’ rights in respect of the Class A common shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of Class A common shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of American Depositary Shares—Voting Rights.”

All of our outstanding common shares are fully paid and non-amenable. Certificates representing our common shares are issued in the registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their common shares.

General meetings may be called only by the chairman of our board of directors or a majority of our board of directors and may not be called by any other person.

Meetings

Shareholders’ meetings may be convened by a majority of our board of directors or chairman. Advance notice of at least ten calendar days is required for the convening of our annual general meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to the Companies Law, it will be deemed to have been duly called, if it is so agreed (a) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; and (b) in the case of any other meeting, by a majority in number of the shareholders holding not less than 95% in nominal value of the issued shares giving that right.

No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders’ meetings.

A corporation being a shareholder shall be deemed for the purpose of our second amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation that he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “—Modification of Rights” below.

Our second amended and restated articles of association do not allow our shareholders to approve matters to be determined at shareholders’ meetings by way of written resolutions without a meeting.

Voting Rights

In respect of all matters requiring a shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes, voting together as one class. Voting at any shareholders’ meeting, or on a poll, is by show of hands of shareholders who are present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) for each fully paid share of which such shareholders hold.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder and all calls or installments due by such shareholder to us have been paid.

If a clearing house (or its nominee(s)) or a central depositary entity, being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the clearing house or central depositary entity (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or central depositary entity (or its nominee(s)) including the right to vote individually in a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of our company, it is not a concept that is accepted as a common practice in the Cayman Islands, and our company has made no provisions in our second amended and restated articles of association to allow cumulative voting for such elections.

Conversion

Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder to any person or entity which is not an affiliate of such holder and which is not any of our founders or any affiliates of our founders, such Class B common shares shall be automatically and immediately converted into the equivalent number of Class A common shares. In addition, if at any time, Messrs. David Xueling Li, Jun Lei, Tony Bin Zhao and Jin Cao and their affiliates collectively beneficially own less than 5% of the total number of the issued and outstanding common shares, each issued and outstanding Class B common share will be automatically and immediately converted into one Class A common share, and we will not issue any Class B common shares thereafter. Furthermore, if at any time more than 50% of the ultimate beneficial ownership of any holder of Class B common shares (other than our founders or our founders’ affiliates) changes, each such Class B common share will be automatically and immediately converted into one Class A common share.

Calls on Shares and Forfeiture of Shares

Subject to our second amended and restated memorandum and articles of association which will become effective upon the completion of this offering and to the terms of allotment, our directors may from time to time make such calls upon the members in respect of any amounts unpaid on the shares held by them. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Protection of Minority Shareholders

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority and regarding which the wrongdoers are themselves in control of the company, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court of the Cayman Islands shall direct.

Any of our shareholders may petition the Grand Court of the Cayman Islands which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of our affairs in the future, (b) an order requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do, (c) an order authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court of the Cayman Islands may direct, or (d) an order providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our second amended and restated articles of association.

Pre-Emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our second amended and restated memorandum and articles of association.

Liquidation Rights

Subject to any future shares which are issued with specific rights, (a) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (b) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

The consideration received by each holder of a Class A common share and a holder of a Class B common share will be the same in any liquidation event.

Variation of Rights

Alterations to our second amended and restated memorandum and articles of association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a shareholders’ meeting.

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The provisions of our second amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at the adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Alteration of Capital

We may from time to time by ordinary resolution in accordance with the Companies Law alter the conditions of our second amended and restated memorandum of association to:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amounts than our existing shares;

•

cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•

sub-divide our shares or any of them into shares of smaller amount than is fixed by our second amended and restated memorandum of association, subject nevertheless to the Companies Law, so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others, as we have power to attach to unissued or new shares; and

•

divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in a general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our second amended and restated articles of association, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under share incentive plans for employees upon which a restriction on transfer imposed thereby still subsists, or a transfer of any share to more than four joint holders, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq Global Market or in another form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required); and

•	fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice requirement of the Nasdaq Global Market, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Register of Members

In accordance with Section 48 of the Companies Law, the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. Our directors will maintain one register of members, at the office of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, which provides us with corporate administrative services. We will perform the procedures necessary to register the shares in the register of members as required in “PART III—Distribution of Capital and Liability of Members of Companies and Associations” of the Companies Law, and will ensure that the entries on the register of members are made without any delay.

The depositary will be included in our register of members as the only holder of the common shares underlying the ADSs in this offering. The shares underlying the ADSs are not shares in bearer form, but are in registered form and are “non-negotiable” or “registered” shares in which case the shares underlying the ADSs can only be transferred on the books of the company in accordance with Section 166 of the Companies Law.

In the event that we fail to update our register of members, the recourse of investors is directly to the depositary under the terms of the deposit agreement, which is governed by New York law. The depositary will have recourse against us under the terms of the deposit agreement, and also will hold a share certificate evidencing the depositary as the registered holder of shares underlying the ADSs. Further, Section 46 of the Companies Law provides for recourse to be available to our investors in case we fail to update our register of members. In the event we fail to update our register of member, the depositary, as the aggrieved party, may apply for an order with the courts of the Cayman Islands for the rectification of the register.

Share Repurchases

We are empowered by the Companies Law and our second amended and restated articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our second amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq Global Market, the Securities and Exchange Commission, or the SEC, or by any other recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, our company in a general meeting or our directors may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides, (a) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (b) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay interim dividends, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (a) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (b) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our shareholders may, upon the recommendation of our directors, by ordinary resolution resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and reverted to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•

all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained un-cashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in the third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•

we, if so required by the rules of the Nasdaq Global Market, have caused an advertisement to be published in newspapers in accordance with such applicable rules giving notice of our intention to sell these shares, and a period of three months (or such shorter period as permitted under the applicable rules) has elapsed since such advertisement.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Inspection of Books and Records

Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

On July 22, 2011, YY Inc. was established. On September 6, 2011, YY Inc. entered into a share exchange agreement with then shareholders of Duowan BVI, under the terms of which YY Inc. issued one preferred or common share in exchange for each of the preferred or common share that these shareholders held in Duowan BVI. As a result of the share exchange, YY Inc. became our group’s ultimate holding company.

The following is a summary of our securities issuance of Duowan BVI during the past three years, which were outstanding prior to the share exchange between Duowan BVI and YY Inc.

Common Shares, Preferred Shares and Warrant Grants

In December 2009, Duowan BVI issued to Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Steamboat Ventures Asia, L.P. and Morningside China TMT Fund I, L.P. 21,755, 354, 7,896 and 3,158 series C-1 preferred shares to for considerations of US$0.9 million , US$13.9 thousands, US$0.3 million and US$0.1 million, respectively, and 140,571, 2,286, 51,020 and 20,408 series C-2 preferred shares for considerations of US$6,9 million, US$0.1 million, US$2.5 million and US$1.0 million, respectively.

In July 2010, Duowan BVI effected a 1:490 share split. After the share split, it issued 13,369,813 and 29,678,483 common shares to Messrs. David Xueling Li and Jun Lei, respectively, in exchange for their agreeing to enter into certain employment agreements and restricted share agreements with Duowan BVI.

In August 2010, Duowan BVI issued 17,768,380 and 7,928,690 common shares to Messrs. Tony Bin Zhao and Jin Cao pursuant to their exercises of the warrants.

In January 2011, Duowan BVI issued to Tiger Global Six YY Holdings 25,570,216 common shares for consideration of US$25.0 million and a warrant to purchase 25,570,216 common shares for consideration of US$25.0 million. In February 2011, Duowan BVI issued to Tiger Global Six YY Holdings additional 25,570,216 common shares for consideration of US$25.0 million. In July 2011, Duowan BVI issued to Tiger Global Six YY Holdings 25,570,216 common shares pursuant to its exercise of the warrant.

In August 2011, Morningside Technology Investments Limited transferred 10,450,230 common shares to Favor Star Limited and ceased to be a shareholder of Duowan BVI. In October 2012, Favor Star Limited transferred 6,493,823 common shares to Ricomax Limited and 3,246,911 common shares to Konrad Limited, both of which are affiliates of Favor Star Limited.

Option and Restricted Share Grants

Duowan BVI has granted options to purchase its common shares and restricted shares to certain of our directors, executive officers and employees and consultants, some under our 2009 Scheme, for their past and future services. As of September 30, 2012, there were, in the aggregate, 17,870,425 of our common shares underlying our outstanding options, 53,000,732 restricted shares and 24,103,621 restricted share units outstanding under the 2009 Scheme and the 2011 Plan. As of September 30, 2012, 14,839,241 restricted shares, granted to management outside of the 2009 Scheme and the 2011 Plan, were outstanding. See “Management—Share Incentive Plans.”

As part of our preparations in anticipation of this offering, YY Inc. was established in July 2011 and one subscriber share with a par value of US$0.01 was allotted and issued to Mr. David Xueling Li. In August 2011, YY Inc. divided its share capital of US$50,000 into 4,640,575,690 common shares of a par value of US$0.00001 each, and 359,424,310 preferred shares of a par value of US$0.00001 each, of which 136,100,930 shares were designated series A preferred shares, 102,073,860 shares were designated series B preferred shares, 16,249,870 shares were designated series C-1 preferred shares, and 104,999,650 shares were designated series C-2 preferred shares, and at the same time, issued a total of 4,640,575,690 common shares in exchange for the existing common shares of Duowan BVI, as well as 136,100,930 series A preferred shares, 102,073,860 series B preferred shares, 16,249,870 series C-1 preferred shares and 104,999,650 series C-2 preferred shares in exchange for all the common and preferred shares previously held in Duowan BVI.

Investors’ Rights Agreement and Right of First Refusal and Co-Sale Agreement

In connection with our issuance of series A, B, C-1 and C-2 preferred shares, we and all our shareholders entered into an investors’ rights agreement and a right of first refusal and co-sale agreement in August 2011. The investors’ rights agreement was entered into by and among YY Inc., its subsidiaries and affiliated Chinese entities, certain directors and executive officers, namely Mr. David Xueling Li, Mr. Jun Lei, Mr. Tony Bin Zhao and Mr. Jin Cao, Favor Star Limited, Morningside China TMT Fund I, L.P., Steamboat Ventures Asia, L.P., Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P. and Tiger Global Six YY Holdings.

Under the investors’ rights agreement and our amended and restated memorandum and articles of association, our series A, B, C-1 and C-2 preferred shareholders are entitled to registration rights and certain preferential rights, including non-cumulative dividend rights, liquidation preference, veto rights on certain corporate matters, right of first refusal and co-sale right in the event that any of our founders proposes to sell, pledge or otherwise transfer any shares of us and our company does not fully exercise its right of first refusal. Except for the registration rights, all preferred shareholders’ rights will automatically terminate upon the completion of this offering.

Registration Rights

Pursuant to our investors’ rights agreement, we have granted certain registration rights to our shareholders. As of the date of this prospectus, there were 446,585,188 shares entitled to registration rights pursuant to the investors’ rights agreement. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. At any time following the date that is earlier of (i) three years following August 19, 2008 and (ii) six months following the effective date of the registration statement of which this prospectus is a part, upon a written request from the holders of at least 25% of the registrable securities held by our preferred shareholders, we shall file a registration statement on a form other than Form F-3 covering the offer and sale of the registrable securities held by the requesting shareholders and other holders of registrable securities who choose to participate in the offering, if the offering covers at least 20% of the then outstanding registrable securities or if the reasonable anticipated offering price to the public, net of selling expenses, would exceed US$10.0 million. Registrable securities include, among others, our common shares not previously sold to the public and common shares issued or issued upon conversion of the preferred shares.

However, we are not obligated to proceed with a demand registration if we have, within any six-month period, already effected a registration under the Securities Act pursuant to the exercise of the holders’ demand registration rights. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

Form F-3 Registration Rights. When we are eligible for registration on Form F-3, upon a written request from any holders of the registrable securities held by our preferred shareholders, we shall file a registration statement on Form F-3 covering the offer and sale of the registrable securities.

We are not obligated to effect a Form F-3 registration, among other things, if we have, within any six-month period, already effected a registration under the Securities Act pursuant to the exercise of the holders’ Form F-3 registration rights, or the dollar amount of securities to be sold is of an aggregate price to the public of less than US$1.0 million. We have the right to defer filing of a registration statement for up to 90 days if our board of directors, including a majority of the directors appointed by the preferred shareholders and Tiger Global Six YY Holdings, determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our common shares on a form that would be suitable only for registrable securities, we must offer holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities. The underwriters of any underwritten offering have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain limitations.

Expenses of Registration. We will pay all expenses relating to any demand, Form F-3, or piggyback registration.

Termination of Obligations. We shall have no obligation to effect any demand, Form F-3, or piggyback registration (a) five years after the completion of this offering, (b) if, in the opinion of counsel to us satisfactory to the holder, all such registrable securities proposed to be sold by a holder may then be sold under Rule 144 or another similar exemption under the Securities Act in one transaction without exceeding the volume limitations thereunder or (c) upon a liquidation event.

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company; and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and (a) authorization by a special resolution of the members of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the votes cast at its general meeting are held by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that it may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Proposals. Cayman Islands laws do not provide shareholders with an express right to put any proposal before the annual meeting of shareholders. By contrast, in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or bylaws, but shareholders may be precluded from calling special meetings. With respect to shareholder proposals, Cayman Islands law is essentially the same as Delaware law. The Cayman Islands Companies Law does not provide shareholders with an express right to put forth any proposal before the annual meeting of the shareholders. However, depending on what is stipulated in a company’s articles of association, shareholders in an exempted Cayman Islands company may make proposals in accordance with the relevant notice provisions. For shares that are represented by ADSs, the depositary in many cases may be the only shareholder. In such cases, only the depositary has the direct right to requisition a shareholders’ meeting. However, unless otherwise provided in the deposit agreement, the holders of the ADSs generally do not have the right to petition the depositary to requisition a shareholders’ meeting or to put forth shareholder proposals through the depositary.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the company’s authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance. Cayman Islands laws do not restrict transactions with directors but a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and a director is required to exercise a duty of care, a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company also owes to the company a duty to act with skill and care. Under our second amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the Nasdaq Global Market or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such a meeting.

Indemnification. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our second amended and restated memorandum and articles of association, we may indemnify our directors, officers or any trustee acting in relation to the affairs of our company against all actions, proceedings, costs, charges, losses, damages and expenses which they may incur or sustain by reason of their acting as our directors, officers or trustee, except for any matters in respect of any fraud or dishonesty which may attach to any of the said persons.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our second amended and restated articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of 20 Class A common shares deposited with the office in Hong Kong of Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the Class A common shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A common shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A common shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our Class A common shares) set by the depositary with respect to the ADSs.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the Class A common shares or any net proceeds from the sale of any Class A common shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held in a segregated account. It will not invest the foreign currency and it will not be liable for any interest.

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Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any Class A common shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell Class A common shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new Class A common shares. The depositary may sell a portion of the distributed Class A common shares sufficient to pay its fees and expenses in connection with that distribution.

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Elective Distributions in Cash or Shares. If we offer holders of our Class A common shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the Class A common shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing Class A common shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Class A common shares.

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Rights to Purchase Additional Shares. If we offer holders of our Class A common shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice as described in the deposit agreement of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit Class A common shares or evidence of rights to receive Class A common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for Class A common shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sale— Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Class A common shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the Class A common shares or other deposited securities underlying your ADSs. Otherwise, you could exercise your right to vote directly if you withdraw the Class A common shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the Class A common shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the Class A common shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our memorandum and articles of association, to vote or to have its agents vote the Class A common shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the Class A common shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Class A common shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the Class A common shares underlying your ADSs are not voted as you requested.

Advance notice of at least ten clear days is required for the convening of our annual general meeting and any other general meeting of our shareholders. In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon more than 30 business days in advance of the meeting date.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been Class A common shares and the Class A common shares had been deposited for issuance of ADSs

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

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Fees for the transfer and registration of Class A common shares charged by the registrar and transfer agent for the Class A common shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A common shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

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Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A common shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of Class A common shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A common shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our Class A common shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the Class A common shares that are not distributed to you or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver Class A common shares and other deposited securities, and continue to deliver the deposited securities together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs or the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•

are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement;

•	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•

disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting Class A common shares for deposit, holders and beneficial owners

(or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, Class A common shares or deposited securities.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary issues, delivers or registers a transfer of an ADS, makes a distribution on an ADS, or permits withdrawal of Class A common shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Class A common shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying Class A common shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of Class A common shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our Class A common shares;

•	when you owe money to pay fees, taxes and similar charges; or

•

when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Class A common shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying Class A common shares. This is called a pre-release of the ADSs. The depositary may also deliver Class A common shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Class A common shares are delivered to the depositary. The depositary may receive ADSs instead of Class A common shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the Class A common shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such Class A common shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such Class A common shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such Class A common shares or ADSs in its records, and (e) unconditionally guarantees to deliver such Class A common shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 7,800,000 ADSs outstanding, representing 156,000,000 Class A common shares, or approximately 14.7% of our outstanding common shares (assuming the over-allotment option is not exercised). All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our common shares or the ADSs, and while application has been made for the ADSs to be listed on the Nasdaq Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our common shares not represented by the ADSs.

Lock-Up Agreements

We, each of our directors and executive officers and all of our existing shareholders have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of our common shares or ADSs owned by such persons prior to this offering or acquired in this offering, or any securities convertible into or exchangeable or exercisable for our common shares or ADSs, until after 180 days following the date of this prospectus. After the expiration of the 180-day period, the common shares or ADSs held by our directors, executive officers and all of our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

In addition, through a letter agreement, we will instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any deposit of any common shares or issue any ADSs until after 180 days after the date of this prospectus unless we consent to such deposit or issuance. This letter agreement applies to all of our common shares, options, restricted shares and restricted share units, including shares held by our directors, executive officers and other existing shareholders that are parties to the lock-up agreements. We will not provide such consent without the prior written consent of the representatives of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying common shares.

Rule 144

All of or common shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•	1% of the then outstanding common shares, in the form of ADSs or otherwise, which will equal approximately 10,638,332 Class A common shares immediately after this offering; or

•

the average weekly trading volume of our common shares in the form of ADSs or otherwise, on the Nasdaq Global Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our common shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such common shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our common shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or common shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or common shares, such as all possible tax consequences under state, local and other tax laws, although discussions of local tax laws in China are included. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Zhong Lun Law Firm, our PRC legal counsel, and to the extent that the discussion states definitive legal conclusions under United States federal income tax law as to the material United States federal income tax consequences of an investment in our ADSs or common shares, and subject to the qualifications herein, it represents the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our special United States counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from August 2, 2011.

People’s Republic of China Taxation

Under the existing tax laws in the PRC, we are qualified as a non-resident enterprise. We are a holding company incorporated in the Cayman Islands; our holding company indirectly holds 100% of the equity interests in our PRC subsidiaries through Duowan BVI, NeoTask and NeoTask Limited. Our business operations are principally conducted through our PRC subsidiaries and our PRC consolidated affiliated entities. The PRC Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%.

If the PRC tax authorities determine that YY Inc., our Cayman Islands holding company, is a PRC resident enterprise for enterprise income tax purposes, our world-wide income could be subject to PRC tax at a rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the PRC Enterprise Income Tax Law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. In addition,

ADS holders may be subject to PRC withholding tax on dividends payable by us and gains realized on the sale or other disposition of ADSs or common shares, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes. See “Risk Factors—Risks Relating to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or common shares by a U.S. holder (as defined below) that acquires our ADSs or common shares in this offering and holds our ADSs or common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this summary does not discuss any non-United States, state, or local tax considerations. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or common shares.

General

For purposes of this summary, a “U.S. holder” is a beneficial owner of our ADSs or common shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or common shares and partners in such partnerships are urged to consult their tax advisors regarding an investment in our ADSs or common shares.

For United States federal income tax purposes, U.S. holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of common share for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or “PFIC”, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Guangzhou Huaduo and Beijing Tuda as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of Guangzhou Huaduo and Beijing Tuda for United States federal income tax purposes, based upon our current income and assets (taking into account the proceeds from this offering) and projections as to the value of our ADSs and common shares following the offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs or common shares). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other matters, if market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the Internal Revenue Service (the “IRS”) may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or not to treat Beijing Tuda or Guangzhou Huaduo as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or common shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Common Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld to reflect PRC withholding taxes) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of common shares, or by the Depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Although no assurances may be given, our ADSs are expected to be readily tradable on the Nasdaq Global Market, which is an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years.

In the event that we are deemed to be a PRC “resident enterprise” and are liable to pay tax under PRC Enterprise Income Tax Law, we should be eligible for the benefits of the United States-PRC income tax treaty, which the Secretary of Treasury of the United States has determined is satisfactory for purposes of clause (a) above and which includes an exchange of information provision. If we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by the ADSs, would generally be eligible for the reduced rate of taxation applicable to qualified dividend income whether or not such shares are readily tradable on an established securities market in the United States. Dividends received on the ADSs or common shares will not be eligible for the dividends received deduction allowed to corporations. Each U.S. holder is advised to consult its tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to the common shares.

Dividends will generally be treated as passive income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under PRC Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or common share. A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or common shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Common Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or common shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or common shares. Any capital gain or loss will be long-term if the ADSs or common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or common shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. Each U.S. holder is advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ADSs or common shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or common shares. Under the PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or common shares;

•

such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. holder for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or common shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the Nasdaq Global Market. Although no assurances may be given, we anticipate that our ADSs should qualify as being regularly traded. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.

If a U.S. holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. holder owns our ADSs or common shares during any taxable year that we are a PFIC, such holder is required to file an annual report containing such information as the United States Treasury Department may require and may be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

Certain U.S. holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, U.S. holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or common shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, we have agreed to sell, and the underwriters named below, through Morgan Stanley & Co. International plc, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., as representatives of the underwriters, have severally and not jointly agreed to purchase from us, the following respective number of ADSs at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Number of ADSs
Underwriters
Morgan Stanley & Co. International plc
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.
Pacific Crest Securities LLC
Piper Jaffray & Co.

Total	7,800,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the ADSs offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the ADSs offered by this prospectus, other than those covered by the over-allotment option described below, if any of these ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that the underwriting commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

Several of our existing shareholders and their affiliates, including Granite Global Ventures, Steamboat Ventures Asia and Morningside China TMT Fund, as defined in the “Principal Shareholders” section, have indicated to us their interest in purchasing up to an aggregate of US$30.0 million of ADSs offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered in this offering. We and the underwriters are currently under no obligation to sell ADSs to them. The number of ADSs available for sale to the general public will be reduced to the extent that these shareholders or their affiliates purchase our ADSs. Such shareholders have agreed not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or common shares acquired in this offering or securities convertible into or exercisable or exchangeable for our ADSs or common shares until after 180 days following the date of this prospectus.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the ADSs to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of its underwriting commitment of US$             per ADS under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than US$             per ADS to other dealers. After the initial public offering, the offering price, concession or any other terms of the offering may be changed. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 1,170,000 additional ADSs at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of ADSs offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will severally become obligated, subject to the conditions set forth in the underwriting agreement, to purchase approximately the same percentage of these additional ADSs as the number of ADSs to be purchased by it in the above table bears to the total number of ADSs in such table. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the 7,800,000 ADSs are being offered.

The underwriting discounts and commissions per ADS are equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting discounts and commissions are 7.0% of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total fees
	Fee per ADS	Without exercise of over-allotment option	With full exercise of over- allotment option
Discounts and commissions paid by us.	US$	US$	US$

We will pay the fees and expenses we incur in connection with this offering which we estimate to be approximately US$4.7 million, excluding underwriting discounts and commissions. See “Expenses Related to This Offering.”

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities if indemnification is not available.

We, each of our officers and directors and all of our existing shareholders have agreed, subject to certain exceptions, not to, directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of, or enter into any swap or other transaction that is designed to, or could be expected to, result in the disposition of any of our ADSs or common shares or other securities convertible into or exchangeable or exercisable for our ADSs or common shares or derivatives of our ADSs or common shares (whether any such swap or transaction is to be settled by delivery of securities, in cash, or otherwise), owned by these persons prior to this offering or acquired in this offering or ADSs or common shares issuable upon exercise of options or warrants held by these persons until after 180 days following the date of this prospectus without the prior written consent of the representatives. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that such agreement does not restrict the sales of ADSs to the underwriters in this offering and that without such consent we may grant options and sell shares pursuant to the 2009 Scheme and 2011 Plan.

In addition, through a letter agreement, we have agreed to instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any deposit of any common shares or issue any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of the representatives of the underwriters. This letter agreement applies to all of our common shares, options, restricted shares and restricted share units, including shares held by our directors, executive officers and other existing shareholders that are parties to the lock-up agreements. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying common shares.

At our request, the underwriters have reserved up to 390,000 ADSs offered by this prospectus for sale, at the initial public offering price, through a directed share program to some of our directors, officers, employees, business associates and related persons. There can be no assurance that any of the reserved ADSs will be so purchased. The number of ADSs available for sale to the general public in this offering will be reduced to the extent that the reserved ADSs are purchased in the directed share program. Any reserved ADSs not purchased through the directed share program will be offered to the general public on the same basis as the other ADSs offered hereby.

We have applied to list our ADSs on the Nasdaq Global Market under the symbol “YY.”

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of ADSs offered.

In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased ADSs sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our ADSs. In addition, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise. Neither we nor any underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

A prospectus in electronic format may be made available on Internet websites maintained by one or more of the lead underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

Prior to this offering, there has been no public market for our ADSs. Consequently, the initial public offering price of our ADSs will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

(a)	prevailing market conditions;

(b)	our financial condition and results of operations in recent periods;

(c)	the present stage of our development;

(d)	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

(e)	the history of, and the prospects for, our Company and the industry in which we compete.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of ours.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. Morgan Stanley & Co. International plc expects to make offers and sales in the United States through its registered broker-dealer in the United States, Morgan Stanley & Co. LLC. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005, United States. The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013, United States. The address of Pacific Crest Securities LLC is 111 SW Fifth Avenue, 42nd Floor, Portland, Oregon 97204, United States. The address of Piper Jaffray & Co. is 800 Nicollet Mall, Suite 800, Minneapolis, Minnesota 55402, United States.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

a.	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

b.	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

c.	a person associated with the company under section 708(12) of the Corporations Act; or

d.	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

(b)	you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, once the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant

Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Investors in Switzerland

This document, as well as any other offering or marketing material relating to the ADSs which are the subject of the offering contemplated by this prospectus, neither constitutes a prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations nor a simplified prospectus as such term is understood pursuant to article 5 of the Swiss Federal Act on Collective Investment Schemes. Neither the ADSs nor the shares underlying the ADSs will be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The ADSs are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached from time to time. This document, as well as any other offering or marketing material relating to the ADSs, is confidential and it is exclusively for the use of the individually addressed investors in connection with the offer of the ADSs in Switzerland and it does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

Notice to Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services

Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

Kingdom of Saudi Arabia

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. Our ADSs may only be offered and sold in the Kingdom of Saudi Arabia through persons authorized to do so in accordance of Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (as amended), or the Regulations, and in accordance with Part 5 (Exempt Offers) Article 16(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or an equivalent amount in another currency. Investors are informed that Article 19 of the Regulations places restrictions on secondary market activity with respect to our ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us. Prospective purchasers of our ADSs should conduct their own due diligence on the accuracy of the information relation to the ADSs. Investors should consult an authorized financial adviser if they do not understand the contents of this prospectus.

State of Kuwait

Our ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait, or Kuwait. The distribution of this prospectus and the offering, marketing and sale of the ADSs in Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law No. 31 of 1990, and the various Ministerial Regulations issued pursuant thereto. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq Global Market listing fee, all amounts are estimates.

SEC registration fee	US$	15,294
Nasdaq Global Market listing fee		125,000
FINRA filing fee		13,000
Printing and engraving expenses		350,000
Legal fees and expenses		2,500,000
Accounting fees and expenses		1,250,000
Miscellaneous		446,706

Total	US$	4,700,000

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the Class A common shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Zhong Lun Law Firm and for the underwriters by Fangda Partners. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Zhong Lun Law Firm with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of YY Inc. as of December 31, 2010 and 2011 and for each of the three years ended December 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

The office of PricewaterhouseCoopers Zhong Tian CPAs Limited Company is located at 11/F, PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to the underlying Class A common shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

The agreements included as exhibits to the registration statement on Form F-1 contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (a) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (b) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (c) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (d) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

Immediately up effectiveness of the registration statement to which this prospectus is a part we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our common shares. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the internet at the SEC’s website at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2010 and 2011	F-3

Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2009, 2010 and 2011	F-6

Consolidated Statements of Changes in Shareholders’ Deficits for the Years Ended December 31, 2009, 2010 and 2011	F-8

Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2010 and 2011	F-11

Notes to the Consolidated Financial Statements	F-13

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2011 and September 30, 2012	F-67

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income for the Nine Months Ended September 30, 2011 and 2012	F-70

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Deficits for the Nine Months Ended September 30, 2011 and 2012	F-72

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2011 and 2012	F-74

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-75

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YY Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficits and cash flows, present fairly, in all material respects, the financial position of YY Inc. (the “Company”) and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

July 13, 2012

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2011

(All amounts in thousands, except share and per share data)

		As of December 31,
	Notes	2010	2011	2011	2011	2011
		RMB	RMB	US$	RMB	US$
				(Note 2(e))	Pro forma	Pro forma
					(Note 26)	(Note 26)
					(Unaudited)	(Note 2 (e))
						(Unaudited)
Assets
Current assets
Cash and cash equivalents	4	83,683	128,891	20,491	128,891	20,491
Short-term deposits	5	—	472,655	75,144	472,655	75,144
Accounts receivable, net	6	25,747	47,022	7,476	47,022	7,476
Amount due from a related party	20	1,500	2,000	318	2,000	318
Prepayments and other current assets		4,727	9,742	1,549	9,742	1,549
Deferred tax assets	15	1,643	12,487	1,985	12,487	1,985

Total current assets		117,300	672,797	106,963	672,797	106,963

Non-current assets
Deferred tax assets	15	—	329	52	329	52
Investments	7	3,000	5,244	834	5,244	834
Property and equipment, net	8	25,525	53,582	8,519	53,582	8,519
Intangible assets, net	9	12,236	10,814	1,719	10,814	1,719
Goodwill	10	706	706	112	706	112
Other non-current assets		—	1,954	311	1,954	311

Total non-current assets		41,467	72,629	11,547	72,629	11,547

Total assets		158,767	745,426	118,510	745,426	118,510

Liabilities and shareholders’ equity
Current liabilities
Accounts payable		10,553	16,114	2,562	16,114	2,562
Deferred revenue	11	17,436	40,357	6,416	40,357	6,416
Advances from users	2(t)	741	2,453	390	2,453	390
Income taxes payable		4,356	16,872	2,682	16,872	2,682
Accrued liabilities and other current liabilities	12	15,577	49,071	7,802	49,071	7,802
Share-based compensation liabilities	18	203,124	—	—	—	—
Amounts due to related parties	20	1,214	870	138	870	138

Total current liabilities		253,001	125,737	19,990	125,737	19,990

Non-current liabilities
Deferred revenue	11	—	448	71	448	71

Total liabilities		253,001	126,185	20,061	126,185	20,061

Commitments and contingencies	22

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2011 (CONTINUED)

(All amounts in thousands, except share and per share data)

		As of December 31,
	Notes	2010	2011	2011	2011	2011
		RMB	RMB	US$	RMB	US$
				(Note 2(e))	Pro forma (Note 26) (Unaudited)	Pro forma (Note 26) (Note 2 (e)) (Unaudited)
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.00001 par value, 136,100,930 shares authorized, issued and outstanding as of December 31, 2010 and 2011, and none outstanding on a pro forma basis as of December 31, 2011 (unaudited))	17	846,752	935,013	148,651	—	—

Series B convertible redeemable preferred shares (US$0.00001 par value, 102,073,860 shares authorized, issued and outstanding as of December 31, 2010 and 2011, and none outstanding on a pro forma basis as of December 31, 2011 (unaudited))	17	639,799	703,901	111,908	—	—

Series C-1 convertible redeemable preferred shares (US$0.00001 par value, 16,249,870 shares authorized, issued and outstanding as of December 31, 2010 and 2011, and none outstanding on a pro forma basis as of December 31, 2011 (unaudited))	17	102,754	112,556	17,894	—	—

Series C-2 convertible redeemable preferred shares (US$0.00001 par value, 104,999,650 shares authorized, issued and outstanding as of December 31, 2010 and 2011, and none outstanding on a pro forma basis as of December 31, 2011 (unaudited))	17	667,966	729,464	115,972	—	—

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2011 (CONTINUED)

(All amounts in thousands, except share and per share data)

		As of December 31,
	Notes	2010	2011	2011	2011	2011
		RMB	RMB	US$	RMB	US$
				(Note 2(e))	Pro forma (Note 26) (Unaudited)	Pro forma (Note 26) (Note 2 (e)) (Unaudited)
Shareholders’ (deficits) equity
Common shares (US$0.00001 par value; 946,074,577 and 4,640,575,690 shares authorized, 466,630,266 and 543,340,914 shares issued and outstanding as of December 31, 2010 and 2011, respectively, and 902,765,224 Class B common shares outstanding on a pro forma basis as of December 31, 2011 (unaudited))	16	32	37	6	61	9
Additional paid-in capital		—	584,093	92,861	3,065,003	487,283
Accumulated deficits		(2,350,448)	(2,433,604)	(386,900)	(2,433,604)	(386,900)
Accumulated other comprehensive losses		(1,089)	(12,219)	(1,943)	(12,219)	(1,943)

Total shareholders’ (deficits) equity		(2,351,505)	(1,861,693)	(295,976)	619,241	98,449

Total liabilities, mezzanine equity and shareholders’ (deficits) equity		158,767	745,426	118,510	745,426	118,510

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(All amounts in thousands, except share and per share data)

		For the year ended December 31,
	Note	2009	2010	2011	2011
		RMB	RMB	RMB	US$
					(Note 2(e))
Net revenues
Internet value-added service
—Online game		12,976	86,316	165,933	26,380
—YY music		—	—	52,854	8,403
—Others		853	1,282	13,589	2,161
Online advertising		18,881	40,740	87,279	13,876

Total net revenues		32,710	128,338	319,655	50,820

Cost of revenues(1)	13	(28,849)	(110,062)	(182,699)	(29,046)

Gross profit		3,861	18,276	136,956	21,774

Operating expenses(1)
Research and development expenses		(12,597)	(49,219)	(106,804)	(16,980)
Sales and marketing expenses		(4,951)	(12,363)	(13,381)	(2,127)
General and administrative expenses		(32,878)	(192,222)	(118,241)	(18,798)

Total operating expenses		(50,426)	(253,804)	(238,426)	(37,905)
Government grants	14	—	—	1,982	315

Operating loss		(46,565)	(235,528)	(99,488)	(15,816)

Foreign currency exchange (losses) gains, net		(15)	(551)	14,143	2,248
Interest income		46	56	4,890	777

Loss before income tax expenses		(46,534)	(236,023)	(80,455)	(12,791)

Income tax expenses	15	(391)	(2,322)	(1,343)	(214)

Loss before loss in equity method investments, net of income taxes		(46,925)	(238,345)	(81,798)	(13,005)

Losses in equity method investments, net of income taxes		(191)	(512)	(1,358)	(216)

Net loss attributable to YY Inc.		(47,116)	(238,857)	(83,156)	(13,221)

Amortization of beneficial conversion feature		(237)	—	—	—
Accretion to convertible redeemable preferred shares redemption value		(283,179)	(1,808,853)	(223,663)	(35,559)
Deemed dividend to Series A preferred shareholders		(19)	—	—	—
Deemed dividend to Series B preferred shareholders		(176)	—	—	—

Net loss attributable to common shareholders		(330,727)	(2,047,710)	(306,819)	(48,780)

Net loss		(47,116)	(238,857)	(83,156)	(13,221)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax		2	(935)	(11,130)	(1,769)

Comprehensive loss attributable to YY Inc.		(47,114)	(239,792)	(94,286)	(14,990)

Net loss per share
—basic	19	(0.81)	(5.04)	(0.63)	(0.10)
—diluted	19	(0.81)	(5.04)	(0.63)	(0.10)
Weighted average number of common shares used in calculating—basic loss per share	19	407,613,328	406,304,672	485,883,845	485,883,845
Weighted average number of common shares used in calculating—diluted loss per share	19	407,613,328	406,304,672	485,883,845	485,883,845

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (CONTINUED)

(All amounts in thousands, except share and per share data)

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
				(Note 2(e))
Cost of revenues	5,269	31,709	15,449	2,456
Research and development expenses	2,475	21,627	31,672	5,035
Sales and marketing expenses	194	1,499	1,336	212
General and administrative expenses	28,544	182,101	86,544	13,759

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICITS FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(All amounts in thousands, except share and per share data)

		Co-founder common shares		Common shares		Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive loss	Total shareholders’ deficits
	Notes	Number of shares	Amount	Number of shares	Amount
		Note 16	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009		185,563,000	13	222,528,600	15	—	(32,604)	(156)	(32,732)
Share-based compensation—restricted shares to NeoTasks founders	18	—	—	—	—	3,407	—	—	3,407
Share-based compensation—share options	18	—	—	—	—	71	—	—	71
Reclassification of equity-classified share-based awards into liability-classified awards	18	—	—	—	—	(3,478)	(1,376)	—	(4,854)
Deemed dividend on series A convertible redeemable preferred shares—modification of terms	17	—	—	—	—	—	(19)	—	(19)
Deemed dividend on series B convertible redeemable preferred shares—modification of terms	17	—	—	—	—	—	(176)	—	(176)
Repurchase of common shares	16	—	—	(10,206,700)	(1)	—	(5,575)	—	(5,576)
Beneficial conversion feature of Series C convertible redeemable preferred shares	17	—	—	—	—	—	237	—	237
Amortization of beneficial conversion feature of the Series C convertible redeemable preferred shares	17	—	—	—	—	—	(237)	—	(237)
Accretion of Series A convertible redeemable preferred shares to redemption value	17	—	—	—	—	—	(114,401)	—	(114,401)
Accretion of Series B convertible redeemable preferred shares to redemption value	17	—	—	—	—	—	(79,211)	—	(79,211)
Accretion of Series C convertible redeemable preferred shares to redemption value	17	—	—	—	—	—	(89,567)	—	(89,567)
Components of comprehensive loss
Net loss		—	—	—	—	—	(47,116)	—	(47,116)
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	—	2	2

Balance as of December 31, 2009		185,563,000	13	212,321,900	14	—	(370,045)	(154)	(370,172)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICITS FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (CONTINUED)

(All amounts in thousands, except share and per share data)

		Co-founder common shares		Common shares		Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive loss	Total shareholders’ deficits
	Notes	Number of shares	Amount	Number of shares	Amount
		Note 16	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2009		185,563,000	13	212,321,900	14	—	(370,045)	(154)	(370,172)
Transfer of Co-founder common shares into common shares	16	(185,563,000)	(13)	185,563,000	13	—	—	—	—
Share based compensation—restricted shares	18	—	—	—	—	24,525	—	—	24,525
Issuance of restricted shares to the CEO and Chairman	18	—	—	43,048,296	3	28,756	—	—	28,759
Issuance of restricted shares to NeoTasks founders	18	—	—	25,697,070	2	—	—	—	2
Transferred from matured liability award for NeoTasks founders	18	—	—	—	—	14,026	—	—	14,026
Accretion of Series A convertible redeemable preferred shares to redemption value	17	—	—	—	—	(67,307)	(625,052)	—	(692,359)
Accretion of Series B convertible redeemable preferred shares to redemption value	17	—	—	—	—	—	(515,626)	—	(515,626)
Accretion of Series C convertible redeemable preferred shares to redemption value	17	—	—	—	—	—	(600,868)	—	(600,868)
Components of comprehensive loss
Net loss		—	—	—	—	—	(238,857)	—	(238,857)
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	—	(935)	(935)

Balance as of December 31, 2010		—	—	466,630,266	32	—	(2,350,448)	(1,089)	(2,351,505)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICITS FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (CONTINUED)

(All amounts in thousands, except share and per share data)

		Co-founder common shares		Common shares		Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive loss	Total shareholders’ deficits
	Note	Number of shares	Amount	Number of shares	Amount
		Note 16	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2010		—	—	466,630,266	32	—	(2,350,448)	(1,089)	(2,351,505)
Issuance of common shares	16	—	—	51,140,432	3	328,129	—	—	328,132
Exercise of warrant by an independent institutional investor	16	—	—	25,570,216	2	160,835	—	—	160,837
Share-based compensation—share options	18	—	—	—	—	2,219	—	—	2,219
Share based compensation—restricted shares	18	—	—	—	—	57,805	—	—	57,805
Share-based compensation—restricted share units	18	—	—	—	—	9,644	—	—	9,644
Share-based compensation—warrants to NeoTasks founders	18	—	—	—	—	3,359	—	—	3,359
Share-based compensation restricted shares to the CEO and Chairman	18	—	—	—	—	14,143	—	—	14,143
Transferred from matured liability award for NeoTasks founders	18	—	—	—	—	57,692	—	—	57,692
Reclassification of liability-classified share-based awards into equity-classified awards for warrants to NeoTasks founders	18	—	—	—	—	57,602	—	—	57,602
Reclassification of liability-classified share-based awards into equity-classified awards for share options	18	—	—	—	—	116,328	—	—	116,328
Accretion of Series A convertible redeemable preferred shares to redemption value	17	—	—	—	—	(88,261)	—	—	(88,261)
Accretion of Series B convertible redeemable preferred shares to redemption value	17	—	—	—	—	(64,102)	—	—	(64,102)
Accretion of Series C convertible redeemable preferred shares to redemption value	17	—	—	—	—	(71,300)	—	—	(71,300)
Components of comprehensive loss
Net loss		—	—	—	—	—	(83,156)	—	(83,156)
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	—	(11,130)	(11,130)

Balance as of December 31, 2011		—	—	543,340,914	37	584,093	(2,433,604)	(12,219)	(1,861,693)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(All amounts in thousands)

		For the year ended December 31,
	Notes	2009	2010	2011	2011
		RMB	RMB	RMB	US$
					(Note 2(e))
Cash flows from operating activities
Net loss		(47,116)	(238,857)	(83,156)	(13,221)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation of property and equipment	8	1,150	4,284	12,888	2,049
Amortization of acquired intangible assets	9	1,512	1,030	1,211	193
Allowance for doubtful accounts	6	88	287	—	—
Loss (gain) on disposal of property and equipment		4	—	(25)	(4)
Impairment of equity investments		—	297	—	—
Impairment of cost investment		—	—	1,898	301
Share-based compensation	18	36,482	236,936	135,001	21,462
Share of loss of equity investments	7	191	512	1,358	216
Deferred income taxes, net	15	—	(1,643)	(11,173)	(1,776)
Foreign exchange losses (gains), net		15	551	(14,143)	(2,248)
Changes in operating assets and liabilities, net
Accounts receivable	6	(7,818)	(12,932)	(21,275)	(3,382)
Prepayments and other current assets		(452)	(2,409)	(5,123)	(814)
Other non-current assets		—	—	413	65
Amounts due to related parties	20	360	854	(344)	(55)
Accounts payable		903	2,081	11,196	1,780
Deferred revenue	11	6,606	10,303	23,369	3,715
Advances from users		(600)	483	1,712	272
Income tax payable		391	3,965	12,516	1,990
Accrued liabilities and other current liabilities		3,808	10,486	33,494	5,325

Net cash (used in) provided by operating activities		(4,476)	16,228	99,817	15,868

Cash flows from investing activities
Placements of short-term deposits		—	—	(872,372)	(138,692)
Maturities of short-term deposits		1,500	—	399,717	63,548
Purchase of property and equipment		(5,906)	(14,698)	(46,956)	(7,465)
Purchase of intangible assets		(240)	(13,488)	(274)	(44)
Cash paid for investments	7	(1,000)	(3,000)	(5,500)	(874)
Loan to a related party	20	—	(1,500)	(500)	(79)
Loan to a third party		—	—	(300)	(48)
Repayment from a third party		1,000	—	—	—
Loans to employees		—	(967)	(2,770)	(440)
Repayment of loans from employees		—	—	197	31
Proceeds from disposal of property and equipment		137	77	401	64

Net cash used in investing activities		(4,509)	(33,576)	(528,357)	(83,999)

Cash flows from financing activities
Proceeds from issuance of preferred shares, net of issuance costs	17	80,285	—	—	—
Proceeds from issuance of common shares, net of issuance costs	16	—	—	488,969	77,738
Repurchase of common shares and warrants		(5,656)	(562)	—	—
Repurchase of share options	18	—	(2,576)	(11,087)	(1,763)

Net cash provided by (used in) financing activities		74,629	(3,138)	477,882	75,975

Net increase (decrease) in cash and cash equivalents		65,644	(20,486)	49,342	7,844
Cash and cash equivalents at the beginning of the year		40,797	106,427	83,683	13,304
Effect of exchange rate changes on cash and cash equivalents		(14)	(2,258)	(4,134)	(657)

Cash and cash equivalents at the end of the year		106,427	83,683	128,891	20,491

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (CONTINUED)

(All amounts in thousands)

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
				(Note 2(e))
Supplemental disclosure of non-cash investing and financing activities:
—Acquisition of property and equipment in form of accounts payable	461	6,725	1,090	173
—Employee loans settled by repurchase of vested share options	—	—	614	96

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities

(a) Principal activities

YY Inc. (the “Company”), through its subsidiaries, and its variable interest entities (“VIEs”) (collectively, the “Group”) is principally engaged in operating an online social platform in the People’s Republic of China (the “PRC” or “China”) through its platform, YY Client and through its website YY.com and Duowan.com.

(b) Reorganization

The Company was incorporated in the Cayman Islands on July 22, 2011.

The Group began its operations in the PRC in April 2005 through its PRC domestic company, Guangzhou Huaduo Network Technology Company Limited (“Guangzhou Huaduo”), which was directly owned by Mr. David Xueling Li (the “Founder” or the “CEO”) and Mr. Jun Lei (the “Co-founder” or the “Chairman”). Guangzhou Huaduo holds the necessary licenses and approvals to operate internet-related businesses in the PRC.

For the period between July 2006 and April 2007, the Group undertook a reorganization (the “First Reorganization”) and established Duowan Limited (“Duowan Limited”), an investment holding company under the laws of the BVI, Duowan (Hong Kong) Limited (“Duowan (Hong Kong)”), a Hong Kong incorporated company wholly owned by Duowan Limited, and Guangzhou Duowan Information Technology Co., Ltd. (“Guangzhou Duowan”), a wholly-owned foreign enterprise (“WOFE”) in the PRC owned by Duowan (Hong Kong) (collectively “Duowan Limited Group Structure”). The First Reorganization was necessary to comply with PRC laws and regulations which prohibit or restrict foreign ownership of companies that provide internet content services in the PRC where licenses are required.

By entering into a series of agreements among the Founder, the Co-founder, Guangzhou Huaduo, and Guangzhou Duowan (collectively, “First VIE agreements”), Guangzhou Huaduo became a VIE of Guangzhou Duowan. Guangzhou Duowan became the primary beneficiary of Guangzhou Huaduo.

In November 2007, Duowan Entertainment Corporation (“Duowan BVI”) was incorporated in the British Virgin Islands. In March 2008, Duowan BVI established Duowan Entertainment Information Technology (Beijing) Company Limited (“Duowan Entertainment”), as a WOFE in the PRC and a wholly-owned subsidiary of Duowan BVI. The Group undertook a second reorganization (the “Second Reorganization”) whereby the First VIE agreements among the Founder, the Co-founder, Guangzhou Huaduo and Guangzhou Duowan were terminated and a new series of VIE agreements (collectively, “Second VIE agreements”) were signed among the Founder, the Co-founder, Guangzhou Huaduo and Duowan Entertainment, through which Duowan Entertainment became the primary beneficiary and exercised effective control over the operations of Guangzhou Huaduo. Duowan BVI became the then holding company of the Group.

In August 2008, Duowan Entertainment purchased all the equity interests in Guangzhou Duowan from Duowan (Hong Kong).

In December 2008, the Group undertook another reorganization (the “Third Reorganization”) and acquired all of the equity interests of NeoTasks Inc. (“NeoTasks”), a Cayman Islands company, together with its wholly-owned subsidiary, NeoTasks Limited, its WOFE, NeoTasks International Media Technology (Beijing) Co., Ltd. (“NeoTasks Beijing”), and its VIE, Beijing Tuda Science and Technology Co., Limited (“Beijing Tuda”).

In July 2009, Guangzhou Duowan was renamed as Zhuhai Duowan Information Technology Co., Ltd. (“Zhuhai Duowan”).

In December 2009, another series of VIE agreements (collectively, “Third VIE agreements”) were entered into amongst the legal shareholders of Beijing Tuda and Duowan Entertainment and thus completing the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(b) Reorganization (continued)

Third Reorganization. Through the aforementioned activities, Beijing Tuda became a VIE, whose primary beneficiary is Duowan Entertainment.

In December 2010, Duowan BVI established Zhuhai Duowan Technology Company Limited (“Zhuhai Duowan Technology”), which is directly 100% owned by Duowan BVI.

On September 6, 2011, pursuant to a share swap agreement, all the then existing shareholders of Duowan BVI exchanged their respective shares, including the Series A, Series B, Series C-1 and Series C-2 Preferred Shares, of Duowan BVI for equivalent classes of shares of the Company on a 1 for 1 basis. As a result, Duowan BVI became a wholly-owned subsidiary of the Company and it also became the holding company of the Group (the “Share Swap”).

In May 2012, Duowan Entertainment was renamed as Huanju Shidai Technology (Beijing) Company Limited (“Beijing Huanju Shidai”).

In September 2012, Zhuhai Duowan Technology was renamed as Guangzhou Huanju Shidai Information Technology Company Limited (“Guangzhou Huanju Shidai”).

The First Reorganization, the Second Reorganization, the Third Reorganization and the Share Swap were all reorganization of entities under common control and have been accounted for in a manner akin to a pooling of interest as if the Company, through its wholly owned subsidiaries, had been in existence and been the primary beneficiary of the VIEs throughout the periods presented in the consolidated financial statements. As a result of these arrangements, the Company, through its wholly owned subsidiaries, is considered the primary beneficiary of two VIEs, Guangzhou Huaduo and Beijing Tuda, and accordingly, their results of operation and financial conditions are consolidated in the financial statements of the Group.

(c) Subsidiaries and VIEs

The details of the subsidiaries and VIEs as of December 31, 2011 are set out below:

Name	Place of incorporation	Date of incorporation	% of direct or indirect economic ownership	Principal activities
Subsidiaries
Duowan Entertainment Corporation (“Duowan BVI”)	British Virgin Islands	November 6, 2007	100%	Investment holding
NeoTasks Inc. (“NeoTasks”)	Cayman Islands	April 26, 2006	100%	Investment holding
NeoTasks Limited	Hong Kong	June 16, 2005	100%	Investment holding
Huanju Shidai Technology (Beijing) Company Limited (“Beijing Huanju Shidai” or “Duowan Entertainment”)	PRC	March 19, 2008	100%	Investment holding
Zhuhai Duowan Information Technology Company Limited (“Guangzhou Duowan” or “Zhuhai Duowan”)	PRC	April 9, 2007	100%	Online advertising and software development
Guangzhou Huanju Shidai Information Technology Company Limited (“Guangzhou Huanju Shidai”)	PRC	December 2, 2010	100%	Software development
Variable Interest Entities (“VIEs”)
Guangzhou Huaduo Network Technology Company Limited (“Guangzhou Huaduo”)	PRC	April 11, 2005	100%	Holder of internet content provider licenses and internet value added services
Beijing Tuda Science and Technology Company Limited (“Beijing Tuda”)	PRC	June 2, 2005	100%	Holder of internet content provider licenses

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d) Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide internet-content, the Group conducts substantially all its operations through Guangzhou Huaduo and Beijing Tuda, which holds the internet value-added service license and approvals to provide such internet services in the PRC. Beijing Huanju Shidai entered into a series of contractual agreements among Beijing Huanju Shidai, Guangzhou Huaduo and their legal shareholders. Beijing Huanju Shidai also entered into a series of contractual agreements among Beijing Huanju Shidai, Beijing Tuda, and Beijing Tuda’s legal shareholders.

Guangzhou Huaduo

The Company’s relationships with Guangzhou Huaduo and its shareholders are governed by the following contractual arrangements:

•	Exclusive Technology Support and Technology Services Agreement

Under the exclusive technology support and technology services agreement between Beijing Huanju Shidai and Guangzhou Huaduo, Beijing Huanju Shidai has the exclusive right to provide to Guangzhou Huaduo technology support and technology services related to all technologies needed for its business. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai is determined by various factors, including the expenses Beijing Huanju Shidai incurs for providing such services and Guangzhou Huaduo’s revenues. The term of this agreement will expire in 2028 and may be extended with Huanju Shidai’s written confirmation prior to the expiration date. Huanju Shidai is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huaduo.

•	Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Beijing Huanju Shidai and Guangzhou Huaduo, Beijing Huanju Shidai has the exclusive right to provide to Guangzhou Huaduo technology support, business support and consulting services related to the services provided by Guangzhou Huaduo, the scope of which is to be determined by Beijing Huanju Shidai from time to time. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai is a certain percentage of its earnings. The term of this agreement will expire in 2039 and may be extended with Beijing Huanju Shidai’s written confirmation prior to the expiration date. Beijing Huanju Shidai is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huaduo.

•	Exclusive Option Agreement

The parties to the exclusive option agreement are Beijing Huanju Shidai, Guangzhou Huaduo and each of the shareholders of Guangzhou Huaduo. Under the exclusive option agreement, each of the shareholders of Guangzhou Huaduo irrevocably granted Beijing Huanju Shidai or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Guangzhou Huaduo. Beijing Huanju Shidai or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing Huanju Shidai’s prior written consent, Guangzhou Huaduo’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Huaduo. The term of this agreement is ten years and may be extended at Beijing Huanju Shidai’s sole discretion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d) Variable Interest Entities (continued)

Guangzhou Huaduo (continued)

•	Powers of Attorney

Pursuant to the irrevocable power of attorney executed by each shareholder of Guangzhou Huaduo, each such shareholder appointed Beijing Huanju Shidai as its attorney-in-fact to exercise such shareholders’ rights in Guangzhou Huaduo, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huaduo requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huaduo. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Guangzhou Huaduo.

•	Share Pledge Agreement

Pursuant to the share pledge agreement between Beijing Huanju Shidai and the shareholders of Guangzhou Huaduo, the shareholders of Guangzhou Huaduo have pledged all of their equity interests in Guangzhou Huaduo to Beijing Huanju Shidai to guarantee the performance by Guangzhou Huaduo and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive technology support and technology services agreement and powers of attorney. If Guangzhou Huaduo and/or its shareholders breach their contractual obligations under those agreements, Beijing Huanju Shidai, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

Beijing Tuda

The Company’s relationships with Beijing Tuda and its shareholders are governed by the following contractual arrangements:

•	Exclusive Technology Support and Technology Services Agreement

Pursuant to the exclusive technology support and technology services agreement between Beijing Huanju Shidai and Beijing Tuda, Beijing Huanju Shidai has the exclusive right to provide to Beijing Tuda technology support and technology services related to all technologies needed for its business. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Beijing Tuda to Beijing Huanju Shidai is determined by various factors, including the expenses Beijing Huanju Shidai incurs for providing such services and Beijing Tuda’s revenues. The term of this agreement will expire in 2029 and may be extended with Beijing Huanju Shidai’s written confirmation prior to the expiration date. Beijing Huanju Shidai is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Beijing Tuda.

•	Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Beijing Huanju Shidai and Beijing Tuda, Beijing Huanju Shidai has the exclusive right to provide to Beijing Tuda technology support, business support and consulting services related to the services provided by Beijing Tuda, the scope of which is to be determined by Beijing Huanju Shidai from time to time. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Beijing Tuda to Beijing Huanju Shidai is a certain percentage of its earnings. The term of this agreement will expire in 2039 and may be extended with Beijing Huanju Shidai’s written confirmation prior to the expiration date. Beijing Huanju Shidai is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Beijing Tuda.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d) Variable Interest Entities (continued)

Beijing Tuda (continued)

•	Exclusive Option Agreement

The parties to the exclusive option agreement are Beijing Huanju Shidai, Beijing Tuda and each of the shareholders of Beijing Tuda. Under the exclusive option agreement, each of the shareholders of Beijing Tuda irrevocably granted Beijing Huanju Shidai or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Beijing Tuda. Beijing Huanju Shidai or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing Huanju Shidai’s prior written consent, Beijing Tuda’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Beijing Tuda. The term of this agreement is ten years and may be extended at Beijing Huanju Shidai’s sole discretion.

•	Powers of Attorney

Pursuant to the irrevocable power of attorney executed by each shareholder of Beijing Tuda, each such shareholder appointed Beijing Huanju Shidai as its attorney-in-fact to exercise such shareholders’ rights in Beijing Tuda, including, without limitation, the power to vote on its behalf on all matters of Beijing Tuda requiring shareholder approval under PRC laws and regulations and the articles of association of Beijing Tuda. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Beijing Tuda.

•	Share Pledge Agreement

Under the share pledge agreement between Beijing Huanju Shidai and the shareholders of Beijing Tuda, the shareholders of Beijing Tuda have pledged all of their equity interests in Beijing Tuda to Beijing Huanju Shidai to guarantee the performance by Beijing Tuda and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive technology support and technology services agreement and powers of attorney. If Beijing Tuda or its shareholders breach their contractual obligations under those agreements, Beijing Huanju Shidai, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

Through the aforementioned contractual agreements, Guangzhou Huaduo and Beijing Tuda are considered VIEs in accordance with Generally Accepted Accounting Principles in the United States (“US GAAP”) because the Company, through Beijing Huanju Shidai have the ability to:

•	exercise effective control over Guangzhou Huaduo or Beijing Tuda;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from VIEs as if it were their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in the VIEs.

Management evaluated the relationships among the Company, Beijing Huanju Shidai, the VIEs and concluded that Beijing Huanju Shidai is the primary beneficiary of the VIEs. As a result, the VIEs’ results of operations, assets and liabilities have been included in the Company’s consolidated financial statements. The adoption of the new consolidation guidance effective January 1, 2010 did not change the Group’s conclusions on consolidation.

As of December 31, 2011, the total assets of the consolidated VIEs were RMB181,850, mainly comprising cash and cash equivalents, accounts receivable, prepayments and other current assets, investment, property and equipment, intangible assets and deferred tax assets. As of December 31, 2011, the total liabilities of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d) Variable Interest Entities (continued)

Beijing Tuda (continued)

consolidated VIEs were RMB187,184, mainly comprising accounts payable, deferred revenue, accrued liabilities and other current liabilities, tax payable and advances from users.

In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore the Company considers that there is no asset in the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs, except for registered capital of the VIEs amounting to RMB31,000 as of December 31, 2011. As the consolidated VIEs were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the consolidated VIEs.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its PRC internet value-added services business through the VIEs, the Company will, if needed provide such support on a discretional basis in the future, which could expose the Company to a loss.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

(e) Share Split

On December 23, 2009, the board of directors of Duowan BVI approved a 1 to 490 share split of all of its outstanding common shares and a proportional adjustment to the existing conversion ratios for each series of preferred shares. Accordingly, all share, share option and per share amounts for all periods presented in these consolidated financial statements and notes thereto, have been adjusted retrospectively, where applicable, to reflect this share split and adjustment of the preferred shares conversion ratio.

2.	Principal accounting policies

(a)	Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Group in accordance with the US GAAP.

(b)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and its VIEs have been eliminated upon consolidation.

The First Reorganization, the Second Reorganization and the Third Reorganization, as described in Note 1 have been accounted for at historical costs. The assets and liabilities of Guangzhou Huaduo and Beijing Tuda are consolidated in the Company’s financial statements at carryover basis. The accompanying consolidated statements of operations and comprehensive loss and consolidated statements of cash flows include the results of operations and cash flows of the Group as if the current group structure had been in existence throughout the years ended December 31, 2009, 2010 and 2011, or since their respective dates of incorporation. The accompanying consolidated balance sheets have been prepared to present the financial position of the Group as of December 31, 2010 and 2011 as if the current group structure had been in existence as of these dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(b)	Consolidation (continued)

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIEs economic performance, and also the Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Beijing Huanju Shidai and ultimately the Company holds all the variable interests of the VIEs and has been determined to be the primary beneficiary of the VIEs.

(c)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. The Company believes that lives of the game and lives of the user relationship related to online game revenue, the determination of estimated selling prices of multiple element revenue contracts, sales rebate to advertising agencies, income taxes, allowances for doubtful accounts, determination of share-based compensation expenses, impairment assessment of goodwill, long-lived assets and intangible assets, represent critical accounting policies that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d)	Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, British Virgin Islands, and Hong Kong is United States dollar (“US$”), while the functional currency of the other entities and VIEs in the Group is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company, its subsidiaries and VIEs, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as other comprehensive income or loss in the statement of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(d)	Foreign currency translation (continued)

rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains/losses, net in the consolidated statement of operations and comprehensive loss.

(e)	Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.29 on December 31, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Fair value of financial instruments

The Group’s financial instruments consist principally of cash and cash equivalents, short-term deposits, accounts receivable, other receivables, amounts due from/(to) related parties, accounts payable and other payables. The carrying values of these balances approximate their fair values due to the current and short-term nature of these balances.

(g)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

(h)	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statements of operations and comprehensive loss during the periods presented.

(i)	Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

(j)	Equity investment

The equity investment is comprised of investments in privately-held companies. The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information. The fair value determination, particularly for investment in privately-held companies, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(k)	Cost investment

The cost investment is comprised of investments in privately-held companies. The Group accounts for cost investment which has no readily determinable fair value using the cost method. Under the cost method, the investment is measured initially at cost. The investment carried at cost should recognize income when dividends are received from the distribution of the investee’s earnings. The Group periodically evaluates the carrying value of investments accounted for under the cost method of accounting and any impairment is included in the consolidated statements of operations and comprehensive loss.

(l)	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. Residual rate is determined based on the economic value of the equipment at the end of the estimated useful lives as a percentage of the original cost.

	Estimated useful lives	Residual rate
Servers, computers and equipment	3 years	0%-5%
Furniture, fixture and office equipment	5 years	5%
Motor vehicles	4 years	5%
Leasehold improvement	Shorter of lease term or 5 years	—

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

All direct and indirect costs that are related to the construction of property and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment items and depreciation of these assets commences when they are ready for their intended use.

(m)	Business combinations

The Group accounts for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. The Group allocates the purchase price of the acquisition to the tangible assets, liabilities, and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related costs generally are expensed as incurred.

(n)	Intangible assets, net

Intangible assets mainly consist of software and domain names purchased from third parties. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over the following estimated useful lives, which are as follows:

Estimated useful lives
Software	5 years
Domain name	15 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Impairment of long-lived assets and intangible assets

For long-lived assets including amortizable intangible assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(p)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business (Note 10).

(q)	Annual test for impairment of goodwill

Goodwill assessment for impairment is performed on at least an annual basis on October 1 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Group performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of each reporting unit.

No goodwill impairment losses were recognized for the years ended December 31, 2009, 2010 and 2011.

(r)	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating lease are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the period of the lease.

(s)	Revenue recognition

The Group generates revenues from internet value-added services (“IVAS”) and online advertising. Revenues from IVAS are generated from online games, YY music, membership subscription fees and other IVAS. Online advertising revenues are primarily generated from sales of different forms of advertising on the Group’s platform. Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue is deferred until these criteria are met as described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(s)	Revenue recognition (continued)

In October 2009, the Financial Accounting Standards Board (the “FASB”) issued a new guidance to address the accounting for multiple-deliverable arrangements. This new guidance is effective prospectively in fiscal years beginning upon or after June 15, 2010, and early adoption is permitted. The Group has elected early adoption of this new guidance through a retrospective application to all revenue arrangements for all periods presented of the financial statements.

(i)	Internet value-added services

The Group operates a virtual currency system, under which, the users can directly purchase virtual currency, virtual items on YY Client’s online community channels or pay membership subscription fees via online payment systems provided by third parties including payments using mobile phone, internet debit/credit card payment and other third party payment systems. The virtual currency can be converted into game tokens that can be used to purchase virtual items in online games (both developed by third parties and self-developed), or used directly to purchase virtual items on YY Client’s online community channels or used to pay membership subscription fees. Virtual currency sold but not yet consumed by the purchasers is recorded as “Advances from users” and upon conversion or being used, is recognized as revenue according to the respective prescribed revenue recognition policies addressed below:

(1)	Online game revenue

The Group generates revenues from offering virtual items in online games developed by third parties or the Group itself to gaming players. Historically, the majority of online game revenues for the three years ended December 31, 2009, 2010 and 2011 were derived from third parties developed games.

Users play games through the Group’s platform free of charge and are charged for purchases of virtual items including consumable and perpetual items, which can be utilized in the online games to enhance their game-playing experience. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users’ account over the life of the online game. All of the online games can be accessed and played by end users on the Group’s platform without downloading separate software.

The Group recognizes revenue when recognition criteria defined under US GAAP are satisfied. For purposes of determining when the service has been provided to the paying player, the Group has determined that an implied obligation exists to the paying player to continue providing access to the games such that the users can utilize the virtual items purchased by game tokens. Game players need to log on and access the games through the Group’s platform because their game tokens, virtual items, and game history are specific to the Group’s game accounts and non-transferable to other platforms. To purchase in-game virtual items, players can either charge their game accounts by purchasing game tokens or virtual currency from the Group’s platform, which are convertible into game tokens based on a predetermined exchange rate agreed among the Group and the relevant game developers.

The proceeds from the purchase of the Group’s virtual currency is recorded as “advances from users”, representing prepayments received from users in the form of the Group’s virtual currency not yet converted into game specific tokens. Upon the conversion into a game token from the Group’s virtual currency or upon the direct purchase of a game token, whichever is applicable, the proceeds will be shared between the Group and the relevant game developer based on a predetermined contractual ratio. Game tokens are non-refundable and non-exchangeable among different games. The Group’s portion, net of the game developer’s proceeds, is recorded as deferred revenue and amortized according to the prescribed revenue recognition policies described below. Users typically do not convert the virtual currency into game tokens or purchase the game tokens unless they soon plan to purchase in-game virtual items.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(s)	Revenue recognition (continued)

(i)	Internet value-added services (continued)

(1)	Online game revenue (continued)

- Third party developed online games

Pursuant to contracts signed between the Group and the respective game developers, revenues from the sale or conversion of game tokens to be used for the purchase of in-game virtual items from online games developed by third parties are shared between the Group and the game developers based on a pre-agreed ratio for each game. These revenue-sharing contracts typically last one to two years.

The third party developed games are all under non-exclusive licensing contracts, maintained and updated by the game developers. The Group views the game developers to be the Group’s customers and considers the Group’s responsibilities under the Group’s agreements with the game developers to offer certain standard promotions that include providing access to the platform, announcing the new games to users on the platform, and occasional advertising on the YY platform. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors. The primary factors are whether the Group is acting as the principal in offering services to the game players or as agent in the transaction, and the specific requirement of each contract. The Group determined that for third party developed games, the third party game developers are the principal given the game developers design and develop the web-game services offered, have reasonable latitude to establish prices of game tokens, and are responsible for maintaining and upgrading the game contents and virtual items. Accordingly, the Group records online game revenue, net of the pre-agreed portion of sharing of the revenues with the game developers.

Given that third party developed games are managed and administered by the third party game developers, the Group does not have access to the data on the consumption details such as when the game token is spent on the virtual items or the types of virtual items (consumable or perpetual items) purchased by each individual game player. However, the Group maintains historical data on timing of the conversion of its virtual currency into game specific tokens and the amount of purchases of game tokens. The Group believes that its performance for, and obligation to, the game developers corresponds to the game developers’ services to the users. The Group has adopted a policy to recognize revenues relating to game tokens for third party developed games over the estimated user relationship with the Group on a game-by-game basis, which are approximately three to six months for the periods presented. Future usage patterns may differ from historical usage patterns and therefore the estimated user relationship with the Group may change in the future.

When the Group launches a new game, it estimates the user relationship based on other similar types of games in the market until the new game establishes its own history. The Group considers the games profile, attributes, target audience, and its appeal to players of different demographics groups in estimating the user relationship period.

To estimate the user relationship period, the Group maintains a software system that captures the following information for each user: (a) the frequency that users log into each game via the Group’s platform, and (b) the amount and the timing of when the users convert or charge his or her game tokens. The Group estimates the user relationship period for a particular game to be (1) the date a player purchases or converts from virtual currency to a game token through (2) the date the Group estimates the user plays the game for the last time. This computation is completed on a user by user basis. Then, the results for all analyzed users are averaged to determine one estimated end user relationship period for each game. Each month’s in-game payments are recognized over the user relationship period calculated for that game.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(s)	Revenue recognition (continued)

(i)	Internet value-added services (continued)

(1)	Online game revenue (continued)

The consideration of user relationship with each online game is based on the Group’s best estimate that takes into account all known and relevant information at the time of assessment. The Group assesses the estimated user relationships on a quarterly basis. Any adjustments arising from changes in the user relationship as a result of new information will be accounted as a change in accounting estimate in accordance with ASC 250 Accounting Changes and Error Corrections.

- Self-developed games

Revenues derived from self-developed games are recorded on a gross basis as the Group acts as a principal to fulfill all obligations. The Group does not maintain information on consumption details of in-game virtual items, and only has limited information related to the frequency of log-ons for its two self developed games. Given that certain historical data is not available, the Group uses the user relationship of third party games with similar popularity, gaming experience and sales to determine the estimated period of user relationship for its self-developed games. The estimated user relationship period of the Group’s self-developed games are approximately four months for the periods presented.

(2)	YY music revenue

The Group creates and offers virtual items to be used by users on YY music channels, which the Group operates and maintains. The virtual items are offered free of charge or sold to users at different specified prices as pre-determined by the Company. YY Music revenue consists of sales of virtual items. Users purchase consumable virtual items from the Group and present them to performers to show support for their favorite performers or time-based virtual items, that provide users with recognized status, such as priority speaking rights or special symbols on the music channels for a specific period of time. In order to attract user traffic, the Group shares with certain popular performers and channel owners, who have entered into revenue sharing arrangements with the Group, a portion of the revenues the Group derives from such in-channel virtual item sales on YY music channels, which the Group accounts for as cost of revenue. Performers and channel owners, who do not have revenue sharing arrangements with the Group, are not entitled to share any revenue derived from the virtual items sold. All virtual items offered to users through Mobile YY operated by the Company are free of charge. The Group does not recognize any revenue from offering free virtual items nor share any revenue with performers or channel owners when free virtual items are presented to performers by the users. Accordingly, YY Music revenue is recognized for the sale of virtual items sold in YY Music channels immediately if the virtual item is a consumable or, in the case of time-based virtual items, recognized ratably over the period each virtual item is made available to the user, which does not exceed one year. The Group does not have further obligations to the user after the virtual items are consumed. Virtual items may be sold individually or bundled into one arrangement. When the Group’s users purchase multiple virtual items bundled within the same arrangement, the Group evaluates such arrangements under ASC 605-25 Multiple-Element Arrangements. The Group identifies individual elements under the arrangement and determines if such elements meet the criteria to be accounted for as separate units of accounting. The Group allocates the arrangement consideration to the separate units of accounting based on their relative selling price. The following hierarchy has been followed when determining the relative selling price for each element: (1) vendor specific objective evidence (“VSOE”), (2) third party evidence (“TPE”), and (3) best estimate of selling price (“BESP”). Given that the VSOE of the selling price cannot be determined, the Group has adopted a policy to allocate the consideration of the whole arrangement to different virtual item elements based on the TPE of selling price or the BESP for each

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(s)	Revenue recognition (continued)

(i)	Internet value-added services (continued)

(2)	YY music revenue (continued)

virtual item element. The Group determines the fair values of virtual items sold in a bundle based on similar products sold separately on the YY platform based on the TPE of the selling price and determines the fair values of virtual items without similar products sold separately on the YY platform based on the BESP. The BESP is generally based on the selling prices of the various elements of a similar nature when they are sold to users on a standalone basis. The BESP may also be based on an estimated stand-alone pricing when the element has not previously been sold on a stand-alone basis. These estimates are generally determined based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each virtual item element in accordance with the applicable revenue recognition method.

(3)	Other revenue

Other revenue mainly represents membership subscription revenue, server rental income, technical support fees, and revenue from the sale of other items on the YY platform.

The Group operates a membership subscription program where subscription members can have enhanced user privileges when using YY Client. The membership fee is collected up-front from subscribers. The receipt of the revenue is initially recorded as deferred revenue and revenue is recognized ratably over the period of the subscription as services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as long-term deferred revenue.

Server rental income is recognized on a straight-line basis over the rental period.

(ii)	Advertising revenues

Advertising revenues are derived principally from advertising arrangements where the advertisers pay to place their advertisements on the Group’s platform in different formats over a particular period of time. Such formats generally include but are not limited to banners, text-links, videos, logos, and buttons. Advertisements on the Group’s platform are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contracts are recognized ratably over the contract period of display.

The Group enters into advertising contracts directly with advertisers or third party advertising agencies that represent advertisers. Contract terms generally range from 1 to 3 months. Both third party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within 6 months.

Where customers purchase multiple advertising spaces with different display periods in the same contract, the Group allocates the total consideration to the various advertising elements based on the relative selling price method and recognizes revenue for the different elements over their respective display periods. The following hierarchy should be followed when determining the appropriate selling price for each element: (1) vendor specific objective evidence (“VSOE”), (2) third party evidence (“TPE”), and (3) best estimate of selling price (“BESP”). Given that the VSOE or TPE of the selling price cannot be determined, the Group has adopted a policy to allocate the fair values of different advertising elements based on the best estimate selling prices of each advertisement within the contract taking into consideration the standard price list and historical discounts granted. The Group recognizes revenue on the elements delivered and defers the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight line basis over the contract period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(s)	Revenue recognition (continued)

(ii)	Advertising revenues (continued)

Transactions with third party advertising agencies

For contracts entered into with third party advertising agencies, the third party advertising agencies will in turn sell the advertising services to advertisers. Revenue is recognized ratably over the contract period of display based on the following criteria:

•

There is persuasive evidence that an arrangement exists—the Group will enter into framework and execution agreements with the advertising agencies, specifying price, advertising content, format and timing

•	Price is fixed or determinable—price charged to the advertising agencies are specified in the agreements, including relevant discount and rebate rates

•	Services are rendered—the Group recognizes revenue ratably as the element are delivered over the contract period of display

•

Collectability is reasonably assured—the Group assesses credit history of each advertising agency before entering into any framework and execution agreements. If the collectability from the agencies is assessed as not reasonably assured, the Group recognizes revenue only when the cash is received and all the other revenue criteria are met

The Group provides sales incentives in the forms of discounts and rebates to third party advertising agencies based on purchase volume. As the advertising agencies are viewed as the customers in these transactions, revenue is recognized based on the price charged to the agencies, net of sales incentives provided to the agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience.

Transactions with advertisers

The Group also enters into advertisement contracts directly with advertisers. Similar to transactions with third party advertising agencies, the Group recognizes revenue ratably as the elements are delivered over the contract period of display. The terms and conditions, including price, are fixed according to the contract between the Group and the advertisers. The Group also performs a credit assessment of all advertisers prior to entering into contracts. Revenue is recognized based on the amount charged to the advertisers, net of discounts.

(t)	Advances from users and deferred revenue

Advances from users are prepayments from users in the form of the Group’s virtual currency that are not yet consumed or converted into game tokens, and upon the consumption or conversion, are recognized as revenue according to the prescribed revenue recognition policies described above. Deferred revenue primarily consists of the unamortized game tokens and prepaid subscriptions under the membership program, where there is still an implied obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.

(u)	Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate IVAS and advertising revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) bandwidth costs, (ii) depreciation and amortization expense for servers and other equipment or

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(u)	Cost of revenues (continued)

intangibles directly related to operating the platform, (iii) personnel expenses such as salary and welfare expenses and share-based compensation, (iv) payment handling cost, (iv) business taxes and related surcharges, (v) YY music activities costs, which represent the revenue shared with the channel owners and performers based on the respective contractual arrangements made with them, and (vi) other costs.

In the PRC, business taxes are imposed by the government on the revenues reported by the selling entities for the provision of taxable services in the PRC, transfer of intangible assets and the sale of immovable properties in the PRC. The business tax rate varies depending on the nature of the revenues. The Group is also subject to cultural development fee on the provision of advertising services in the PRC. The subsidiaries/VIEs’ advertising revenues earned from external customers are subject to business taxes, surcharges and cultural development fees of 8.5%, 8.5% and 8.6% for the year ended December 31, 2009, 2010 and 2011. The VIEs’ IVAS revenue earned from external customers are subject to business taxes and surcharges of 3.30%, 3.30% and 3.36% for the year ended December 31, 2009, 2010 and 2011. As a result of the Group’s current structure in the PRC and future intercompany transactions between the VIEs and Beijing Huanju Shidai, the Group’s revenues might be subject to business tax and surcharge more than once.

The Group includes the business tax and surcharges, and cultural development fees incurred in cost of revenues. The business tax and surcharges, and cultural development fees included in cost of revenues for the years ended December 31, 2009, 2010 and 2011 were RMB2,328, RMB7,186 and RMB16,462, respectively.

(v)	Research and development expenses

Research and development costs consist primarily of (i) salary and benefits for our research and development personnel, and (ii) rental and depreciation of office premise and servers utilized by the research and development personnel. The costs to develop the YY gaming platform, including the costs to develop the websites, new services and features, are expensed as incurred.

Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

Development costs incurred for the years ended December 31, 2009, 2010 and 2011 that were qualified for capitalization were insignificant.

(w)	Sales and marketing expenses

Sales and marketing expenses comprise primarily of salary, commission, stock based compensation expenses, and benefits of sales and marketing personnel and advertising and market promotion expenses. The advertising and market promotion expenses amounted to approximately RMB2,137, RMB1,773 and RMB4,234 during the years ended December 31, 2009, 2010 and 2011, respectively.

(x)	General and administrative expenses

General and administrative expenses consist primarily of salary and benefits, including share-based compensation for general and administrative personnel, professional service fees, legal expenses and other administrative expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(y)	Government grants

Government grants represent cash subsidies received from the PRC government by the operating subsidiaries or VIEs of the Company. Government grants are originally recorded as deferred revenue when received upfront. After all of the conditions specified in the grants have been met, the grants are recognized as operating or non-operating income based on the nature of the government grants.

(z)	Share-based compensation

The Company grants stock-based award, such as, but not limited to, share options, restricted shares, restricted share units and warrants to eligible employees, officers, directors, and non-employee consultants.

Awards granted to employees, officers, and directors are initially accounted for as equity-classified awards. The related shared-based compensation expenses are measured at the grant date fair value of the award and are recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. Duowan BVI also granted share options and restricted shares to non-employees. Awards granted to non-employees are initially measured at fair value on the grant date and periodically remeasured thereafter until the earlier of the performance commitment date or the date the service is completed and recognized over the period the service is provided. Awards are remeasured at each reporting date using the fair value as at each period end until the measurement date, generally when the services are completed and awards are vested. Changes in fair value between the interim reporting dates are attributed consistent with the method used in recognizing the original compensation costs.

As a result of Duowan BVI’s repurchases of certain awards offered in 2009 and in 2011 (Note 18), certain initially equity classified employee and non-employee awards had been reclassified as a liability classified award, as these awards were deemed to have a substantive cash settlement feature. These awards are re-measured at the end of each reporting period until either the substantive cash settlement is terminated or the holder of the awards is exposed to the market value fluctuation of the underlying shares for a reasonable period of time (at least six months), or the awards are settled, cancelled or expire unexercised.

On September 15, 2011, the board of directors of the Company resolved not to undertake any repurchases of vested or unvested share-based compensation awards, except under those conditions specified in the relevant award scheme and grant documents. In addition, any proposed repurchase of vested or unvested share-based compensation awards should be approved by the majority votes of the board of directors. Such intention of the Company was specifically communicated to all employees with or without the awards. All the employees with vested or unvested awards also confirmed such understanding by a written confirmation. Accordingly, the classification of the liability-classified awards changed back to be equity-classified.

Share-based compensation expense is recorded net of estimated forfeitures so that expense is recorded for only those stock-based awards that we expect to vest. Forfeitures are estimated at the time of grant based on historical forfeiture rates and will be revised in the subsequent periods if actual forfeitures differ from those estimates.

The Binomial option-pricing model is used to measure the fair value of all the share options. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The use of the Binomial option-pricing model requires extensive actual employee, directors, officers and non-employee exercise behavior data for the relative probability estimation purpose, and a number of complex assumptions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(aa)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the statements of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of operations and comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2009, 2010 and 2011. As of December 31, 2010 and 2011, the Group did not have any significant unrecognized uncertain tax positions.

(bb)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statements of operations and comprehensive loss amounted to RMB3,731, RMB10,217 and RMB23,657, for the years ended December 31, 2009, 2010 and 2011, respectively.

(cc)	Statutory reserves

The Group’s subsidiaries and VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Group’s subsidiaries registered as wholly-owned foreign enterprises (Beijing Huanju Shidai, Zhuhai Duowan and Guangzhou Huanju Shidai) have to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(cc)	Statutory reserves (continued)

China (“PRC GAAP”) to reserve funds including general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the company. Appropriation to the staff bonus and welfare fund is at the company’s discretion.

In addition, in accordance with the Company Laws of the PRC, the VIEs of the Company registered as PRC domestic companies (Guangzhou Huaduo and Beijing Tuda) must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the off-setting of losses or increasing capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. All these reserves are not allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

The Group did not make any appropriation to its general reserve fund, statutory surpluses fund, discretionary surplus fund, and the staff bonus and welfare fund for the years ended December 31, 2009, 2010 and 2011, respectively, as the PRC subsidiaries and VIEs reported accumulated losses.

(dd)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation. See also Note 20 for further information.

(ee)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2009, 2010 and 2011, respectively. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ff)	Loss per share

Basic loss per share is computed by dividing net loss attributable to common shareholders, considering the accretion of redemption feature, deemed dividend to preferred shareholders and amortization of beneficial conversion feature related to its convertible redeemable preferred shares (Note 17), by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(ff)	Loss per share (continued)

Diluted loss per share is calculated by dividing net loss attributable to common shareholders, as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of common shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Common equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

(gg)	Comprehensive loss

Comprehensive loss is defined as the change in equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. The Group has recognized foreign currency translation adjustments as other comprehensive income (loss) in the consolidated statements of operations and comprehensive loss.

(hh)	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of cost and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group has only one operating segment. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

(ii)	Internal use software

The Company recognizes internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Company has not capitalized any costs related to internal use software during the years ended December 31, 2009, 2010 and 2011, respectively.

(jj)	Recently issued accounting pronouncements

In May 2011, the FASB issued Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, an accounting standard update which amended the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For public entities, the amendments are effective prospectively during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. This amendment is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(jj)	Recently issued accounting pronouncements (continued)

In June 2011, the FASB issued an accounting standards update on the presentation of comprehensive income under which the option to present the components of other comprehensive income as part of the statement of shareholders’ equity has been eliminated. The standard requires other comprehensive income be presented as part of a single continuous statement of comprehensive income or in a statement of other comprehensive income immediately following the statement of operations. Reclassification adjustments from other comprehensive income to net income must be presented on the face of the financial statements. This standard must be retrospectively applied to all reporting periods presented in financial reports issued after the effective date. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2011. The Group intends to provide the required financial reporting presentation upon the effective date of this standard. The adoption of this guidance will change the presentation of the Group’s financial statement but will not affect the calculation of net income, comprehensive income or earnings per share.

In August 2011, the FASB approved changes to the goodwill impairment guidance that are intended to reduce the cost and complexity of the annual impairment test. The changes will provide entities an option to perform a “qualitative” assessment to determine whether further impairment testing (i.e. step 2) is necessary. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The final standard was issued in September 2011. The changes will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and earlier adoption is permitted.

In December 2011, the FASB issued a further authoritative pronouncement, Accounting Standard Update, or ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05, Presentation of Comprehensive Income. Under the amendments in ASU 2011-05, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments in ASU 2011-05 require that reclassification adjustments be presented in interim financial periods. The amendments supersede changes to those paragraphs in ASU 2011-05 that pertain to how, when, and where reclassification adjustments are presented. Due to the time required to properly make such a reassessment and to evaluate alternative presentation formats, the Board decided that it is necessary to reinstate the requirements for the presentation of reclassifications out of accumulated other comprehensive income that were in place before the issuance of ASU 2011-05. The amendments in this ASU are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Group adopted this standard effective January 1, 2012, and revised the historical annual financial statements to retrospectively reflect the adoption of ASU 2011-05.

In December 2011, the FASB issued an authoritative pronouncement on disclosures about offsetting assets and liabilities. Under this pronouncement, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. This pronouncement is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration

(a)	PRC regulations

Foreign ownership of internet-based businesses is subject to significant restrictions under the current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership in PRC companies that provide internet information distribution services. Specifically, foreign ownership in an internet information provider or other value-added telecommunication service providers may not exceed 50%. Foreigners or foreign invested enterprises are currently not able to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and accordingly, the Company is considered as a foreign invested enterprise under PRC law.

In order to comply with the PRC laws restricting foreign ownership in the online business in China, the Group operates the online business in China through contractual arrangements with Guangzhou Huaduo and Beijing Tuda, the Group’s two VIEs. As of December 31, 2011, Mr. David Xueling Li, CEO, Mr. Jun Lei, Chairman of the Company, Mr. Tony Bin Zhao, Chief Technology Officer, Mr. Jin Cao, General Manager of the Website Department, and Beijing Tuda own approximately 1.7%, 1.5%, 0.1%, 0.1% and 96.6% of Guangzhou Huaduo’s equity interests, respectively. As of December 31, 2011, Mr. David Xueling Li, CEO, Mr. Tony Bin Zhao, Chief Technology Officer, and Mr. Jin Cao, General Manager of Website Department, own 97.7%, 1.5% and 0.8% of Beijing Tuda’s equity interests, respectively.

The VIEs hold the licenses and permits necessary to conduct its internet value-added services and online advertising business in the PRC. If the Company had direct ownership of the VIEs, it would be able to exercise its rights as a shareholder to effect changes in the board of directors, which in turn could affect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, it relies on the VIEs and its’ shareholders’ performance of their contractual obligations to exercise effective control. In addition, the Group’s contractual agreements have terms range from 10 to 30 years, which are subject to Beijing Huanju Shidai’s unilateral termination right.

Under the respective service agreements, Beijing Huanju Shidai will provide services including technology support, technology services, business support and consulting services to Beijing Tuda and Guangzhou Huaduo in exchange for service fees. The amount of service fees payable is determined by various factors, including (a) a percentage of Beijing Tuda and Guangzhou Huaduo’s revenues or earnings, and (b) the expenses that Beijing Huanju Shidai incurs for providing such services. Beijing Huanju Shidai may charge up to 100% of the income in Beijing Tuda and Guangzhou Huaduo and a multiple of the expenses incurred for providing such services, as determined by Beijing Huanju Shidai from time to time. The service fees payable by Beijing Tuda and Guangzhou Huaduo to Beijing Huanju Shidai are determined to be up to 100% of the profits of the Beijing Tuda and Guangzhou Huaduo, with the timing of such payment to be determined at the sole discretion of Beijing Huanju Shidai. As of December 31, 2010 and 2011, Beijing Huanju Shidai determined that zero service fees were incurred and retained by Beijing Tuda and Guangzhou Huaduo, respectively, because both VIEs had operating losses since inception. Therefore, no fees were recorded in any intercompany payable accounts. No service fee was paid prior to December 31, 2011. If fees were incurred, it would be significant to the Company and the operating companies’ economic performance because it will be incurred and paid at up to 100% of the earnings of the VIEs. Fees incurred would be remitted, subject to further PRC restrictions. None of the VIEs or their shareholders are entitled to terminate the contracts prior to the expiration date, unless under remote circumstances such as a material breach of agreement or bankruptcy as it pertains to the service and business operation agreements and their amendment.

Further, the Group believes that the contractual arrangements among Beijing Huanju Shidai, the VIEs, and their shareholders are in compliance with PRC law and are legally enforceable. However, the PRC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(a)	PRC regulations (continued)

government may issue from time to time new laws or new interpretations on existing laws to regulate this industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC. The PRC government may also require the Company to restructure the Group’s operations entirely if it finds that its contractual arrangements do not comply with applicable laws and regulations. Furthermore, it could revoke the Group’s business and operating licenses, require it to discontinue or restrict its operations, restrict its right to collect revenues, block its website, require it to restructure its operations, impose additional conditions or requirements with which the Group may not be able to comply, or take other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, Beijing Huanju Shidai, and the VIEs.

The following consolidated financial information of the Group’s VIEs was included in the accompanying consolidated financial statements as of and for the years ended:

	December 31,
	2010	2011
	RMB	RMB
Total assets	60,161	181,850
Total liabilities	79,612	187,184

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Net revenue	18,173	96,102	245,633
Net loss	(25,400)	(139,466)	(66,077)

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Net cash provided by operating activities	5,406	18,554	70,570
Net cash used in investing activities	(4,617)	(24,763)	(46,475)
Net cash provided by financing activities	1,071	28,560	50,444

	1,860	22,351	74,539

(b)	Foreign exchange risk

The revenues and expenses of the Group’s subsidiaries and VIEs in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Group’s financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and exchange of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(c)	Concentration of risks

(1)	Concentration of online game revenue

The Group depends on the success of a limited number of online games to generate revenue. The top 5 games account for 89%, 87% and 66% of the total online game revenue for the years ended December 31, 2009, 2010 and 2011, respectively.

The following table summarizes the games that account for more than 10% of the Group’s online game revenues:

	For the year ended December 31,
	2009	2010	2011
Online game
A1	11%	*	*
A2	18%	63%	47%
A3	46%	11%	*
A4	*	*	10%

(2)	Concentration of online advertising revenue

The Group depends on a limited number of customers for online advertising revenues. The top 10 customers accounted for 79%, 94% and 98% of the total online advertising revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

The following table summarizes the percentage of the Group’s online advertising revenues from customers with over 10% of total online advertising revenues:

	For the year ended December 31,
	2009	2010	2011
Customer
B1	27%	13%	12%
B2	21%	28%	36%
B3	*	16%	12%
B4	*	10%	22%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(c)	Concentration of risks (continued)

(3)	Concentration of accounts receivable

The Group collects accounts receivable for online game revenue from collection agencies and accounts receivable for online advertising revenue from customers. The Group depends on payments from a limited number of the collection agencies and customers. The top 10 accounts receivable accounted for 76%, 92% and 86% of the total accounts receivable as of December 31, 2009, 2010 and 2011, respectively.

The following table summarizes the percentage of accounts receivable from collection agencies and customers with over 10% of total accounts receivable:

	December 31,
	2009	2010	2011
Collection agencies and customers
B1	23%	12%	12%
B2	21%	24%	31%
B3	*	19%	12%
B5	*	12%	*

*	Less than 10%

(d)	Credit risk

As of December 31, 2010 and 2011, substantially all of the Group’s cash and cash equivalents and short-term deposits were held by two and three financial institutions, which are all located in Hong Kong and the PRC. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. The balances in the PRC are not insured since it is not a market practice in the PRC. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or non-PRC banks that carry at least ‘A’ credit ratings from one or more credit rating agencies. The Group has not experienced any losses on its deposits of cash and cash equivalents and term deposit of the years ended December 31, 2009, 2010 and 2011 and believes its credit risk to be minimal.

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2010 and 2011 primarily consist of the following currencies:

	December 31, 2010		December 31, 2011
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	35,299	35,299	108,775	108,775
US$	7,306	48,384	3,193	20,116

Total		83,683		128,891

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

5.	Short-term deposits

Short-term deposits represent deposits placed with banks with original maturities of more than three months but less than one year. Short-term deposits are all denominated in RMB.

6.	Accounts receivable, net

	December 31,
	2010	2011
	RMB	RMB
Accounts receivable, gross	26,134	47,022
Less: allowance for doubtful receivables	(387)	—

Accounts receivable, net	25,747	47,022

The following table presents movement of the allowance for doubtful receivables:

	For the year ended December 31,
	2010	2011
	RMB	RMB
Balance at the beginning of the year	(100)	(387)
Additions charged to general and administrative expenses	(287)	—
Write-off during the year	—	387

Balance at the end of the year	(387)	—

7.	Investments

	December 31,
	2010	2011
	RMB	RMB
Equity investments	—	3,142
Cost investments (Note i)	3,000	2,102

Total	3,000	5,244

(i)	As of December 31, 2010 and 2011, one of the Group’s investments represents an equity interest of 25% in a private company. As part of the share purchase agreement, the Group is entitled to receive an amount equal to 100% of its original investment in the event of liquidation in preference to other common shareholders. As a result, the investment is not an investment in common stock or in-substance common stock and precluded from applying the equity method of accounting. The Group accounted for the investment under the cost method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

8.	Property and equipment, net

Property and equipment consists of the following:

	December 31,
	2010	2011
	RMB	RMB
Gross carrying amount
Servers, computers and equipment	28,497	61,595
Furniture, fixture and office equipment	2,324	5,440
Leasehold improvement	—	3,759
Motor vehicles	1,034	1,149
Construction in progress	—	400

Total	31,855	72,343
Less: accumulated depreciation	(6,330)	(18,761)

Property and equipment, net	25,525	53,582

Depreciation expense for the years ended December 31, 2009, 2010 and 2011 were RMB1,150, RMB4,284 and RMB12,888, respectively.

9.	Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,
	2010	2011
	RMB	RMB
Gross carrying amount
Software	1,328	1,601
Domain names	12,084	11,504

Total of gross carrying amount	13,412	13,105
Less: accumulated amortization
Software	(526)	(902)
Domain names	(650)	(1,389)

Total of accumulated amortization	(1,176)	(2,291)

Intangible assets, net	12,236	10,814

Amortization expense for the years ended December 31, 2009, 2010 and 2011 were RMB1,512, RMB1,030 and RMB1,211, respectively.

The estimated amortization expenses for each of the following five years are as follows:

	Domain Names	Software
	RMB	RMB
2012	785	196
2013	785	196
2014	785	196
2015	763	90
2016	755	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

9.	Intangible assets, net (continued)

The weighted average amortization periods of intangible assets as of December 31, 2010 and 2011 are as below:

	December 31,
	2010	2011
Software	3.4 years	5 years
Domain names	15 years	15 years

10.	Goodwill

Duowan BVI acquired 100% equity interest of NeoTasks Inc.(“NeoTasks”) in 2008. Goodwill of RMB706 represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired. Goodwill is not deductible for tax purposes. The Group performs the annual impairment tests on October 1 of each year. Based on the impairment tests performed, no impairment of goodwill was recorded for all periods presented.

11.	Deferred revenue

	December 31,
	2010	2011
	RMB	RMB
Deferred revenue, current :
Online game	17,436	31,215
Membership subscription	—	9,142

Total current deferred revenue, net	17,436	40,357

Deferred revenue, non-current :
Membership subscription	—	448

12.	Accrued liabilities and other current liabilities

	December 31,
	2010	2011
	RMB	RMB
Accrued salaries and welfare	7,280	27,050
Business and other taxes payable	3,681	7,028
Deposits from advertising customers	1,500	6,250
Accrued bandwidth costs	1,852	5,801
Others	1,264	2,942

Total	15,577	49,071

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

13.	Cost of revenue

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Bandwidth costs	8,523	32,491	75,064
Salary and welfare	6,949	23,510	33,388
Business tax and surcharges	2,328	7,186	16,462
Shared-based compensation	5,269	31,709	15,449
Depreciation and amortization	2,264	4,298	11,951
Payment handling costs	1,687	6,769	9,306
YY music activities costs	—	—	6,750
Other costs	1,829	4,099	14,329

Total	28,849	110,062	182,699

14.	Government grants

In 2011, the Group earned and received cash subsidies of RMB1,982 from the PRC local government for operating its local business operations in the jurisdiction.

15.	Income tax

(i)	Cayman Islands (“Cayman”)

Under the current tax laws of Cayman Islands, the Company and its subsidiary are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	British Virgin Islands (“BVI”)

Duowan BVI is exempt from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

(iii)	Hong Kong profits tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the years ended December 31, 2009, 2010 and 2011. No Hong Kong profits tax has been provided as the Group’s subsidiary has no assessable profit arising in Hong Kong.

(iv)	PRC Enterprise Income Tax (“EIT”)

Current taxation primarily represented the provision for EIT for subsidiaries and VIEs operating in the PRC. Prior to January 1, 2008, companies established in the PRC were generally subject to a state and local corporate income tax, or EIT, at statutory rates of 30% and 3%, respectively. On March 16, 2007, the PRC National People’s Congress promulgated the New Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008. The Company’s subsidiaries and VIEs are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws and regulations in the PRC. All PRC entities of the Group (including subsidiaries and VIEs) are subject to EIT at a rate of 25%. In 2011, Guangzhou Huaduo has been qualified as a “High and New Technology Enterprise”(“HNTE”) under the EIT Law. Therefore, it is entitled to a preferential tax rate of 15% from 2011 to 2012 and will continue to enjoy the preferential tax rate, provided that it continues to be qualified as HNTE during such period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

15.	Income tax (continued)

(iv)	PRC Enterprise Income Tax (“EIT”) (continued)

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engage in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”). Guangzhou Huaduo had claimed such Super Deduction in ascertaining its tax assessable profits for the periods reported. Zhuhai Duowan started to claim Super Deduction in ascertaining its tax assessable profits in 2011 when it started to engage in engaged in research and development activities.

In addition, according to the New EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from Beijing Huanju Shidai and Guangzhou Huanju Shidai to Duowan BVI out of any profits of Beijing Huanju Shidai and its subsidiaries, and Guangzhou Huanju Shidai derived after January 1, 2008.

Up to December 31, 2011, the Group does not have any present plan to pay out the retained earnings in the subsidiaries and VIEs in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business. Accordingly, no such WHT had been accrued.

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive loss are as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Current income tax expenses	(391)	(3,965)	(12,516)
Deferred income tax benefits	—	1,643	11,173

Income tax expense for the year	(391)	(2,322)	(1,343)

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax loss is as follows:

	For the year ended December 31,
	2009	2010	2011
PRC statutory income tax rate	(25.0%)	(25.0%)	(25.0%)
Effect of preferential tax rate	—	—	8.4%
Effect of tax-exempt entities	1.0%	0.2%	(5.1%)
Permanent differences*	19.7%	25.1%	32.5%
Change in valuation allowance	6.7%	1.5%	(7.8%)
Effect of Super Deduction available to the Group	(1.6%)	(0.8%)	(4.9%)
Adjustments of deferred tax for changes in tax rates	—	—	3.6%

Effective income tax rate	0.8%	1.0%	1.7%

*	Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share-based compensation costs and expenses incurred by the subsidiaries and VIEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

15.	Income tax (continued)

(iv)	PRC Enterprise Income Tax (“EIT”) (continued)

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2010 and 2011 are as follows:

	December 31,
	2010	2011
	RMB	RMB
Deferred tax assets, current:
Deferred revenue for online games	4,359	4,682
Allowance for doubtful accounts receivable, accrued expense and others not currently deductible for tax purposes	3,381	7,985
Valuation allowance	(6,097)	(180)

Total current deferred tax assets, net	1,643	12,487

Deferred tax assets, non-current:
Tax loss carried forward	1,962	1,691
Impairment of equity investment	74	45
Impairment of cost investment	—	284
Valuation allowance	(2,036)	(1,691)

Total non-current deferred tax assets, net	—	329

The Group operates through multiple subsidiaries and VIEs and the valuation allowance is considered for each subsidiary and VIE on an individual basis. As of December 31, 2009, valuation allowances were fully provided for all the deferred income taxes because the Group considered that it was more likely than not that the benefits of the deferred income taxes will not be realized. As of December 31, 2010, the Group provided valuation allowance for the group companies’ deferred income tax except for Zhuhai Duowan, which had derived taxable profit against the second year. The Group reassessed the earning history and the projected future taxable income of Zhuhai Duowan and concluded that deferred income tax of Zhuhai Duowan would be realized in the foreseeable future. Considering the other companies of the Group were still in loss positions, the Group provided full valuation allowance against their deferred income tax. As of December 31, 2011, Guangzhou Huaduo utilized all of the tax losses carried forward and had reported taxable profit. The Group reassessed the earning history and the projected future taxable income of Guangzhou Huaduo, concluded that deferred income tax of Guangzhou Huaduo would be realized in the foreseeable future, and accordingly no valuation allowance was provided. The other companies other than Guangzhou Huaduo and Zhuhai Duowan were still in loss position and full valuation allowance was provided. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

15.	Income tax (continued)

(iv)	PRC Enterprise Income Tax (“EIT”) (continued)

As of December 31, 2011, the Group had tax loss carry forwards of approximately RMB6,764, which can be carried forward to offset future taxable income. The net operating tax loss carry forwards will begin to expire as follows:

Amount
RMB
2012	—
2013	174
2014	3,184
2015	—
2016	3,406

Total	6,764

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2007 to 2011 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2011.

16.	Common shares

Common Shares

The Company’s Memorandum and Articles of Association authorized the Company to issue 946,074,577 and 4,640,575,690 common shares at US$0.00001 par value as of December 31, 2010 and 2011, respectively. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

In January 2011, Duowan BVI entered into a common share and warrant purchase agreement with an independent institutional investor with respect to the issuance and sale of 51,140,432 common shares at an aggregate consideration of US$50,000 and a warrant to purchase up to an additional 25,570,216 common shares for an aggregate purchase price of US$25,000 (“Series D Common Share Financing”). The issuance price of each common share is US$0.9777, of which US$0.0830 per share relates to the fair value of the warrant. The related issuance costs were RMB1,208. In July 2011, the institutional investor exercised the warrant to acquire 25,570,216 common shares of Duowan BVI.

As of December 31, 2010 and 2011, there were 466,630,266 and 543,340,914 common shares outstanding, respectively.

Co-founder Common Shares

Of the common shares outstanding during 2009, 185,563,000 common shares relates to those issued to the Co-founder (“Co-founder Common Shares”), which has a liquidation preference of US$0.0021 per share after Series A, B, and C Preferred Shares, but prior to other common shares. The liquidation preference was subsequently waived by the Co-founder in February 23, 2010. All other rights are the same as the other common shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

16.	Common shares (continued)

Repurchases

In connection with the November 2009 issuance of the Series C-1 Preferred Shares, Duowan BVI repurchased 10,206,700 common shares from the CEO for a total consideration of RMB5,576. The price paid for each common share was US$0.08 which was the then fair value. The common shares repurchased were immediately cancelled by Duowan BVI.

17.	Convertible redeemable preferred shares

During the First Reorganization, Duowan Limited issued 54,488,000 Series A convertible preferred shares (“Series A Preferred Shares”) and warrant to a third party investor (“Series A Investor”) in exchange for an aggregate purchase price of RMB7,720, or US$0.0184 per share. During the Second Reorganization in June 2008, Duowan BVI issued an additional 81,612,930 Series A convertible preferred shares to the Series A Investor for an aggregate purchase price of RMB13,722. The related issuance costs were RMB172.

In August 2008, Duowan BVI issued 102,073,860 Series B convertible redeemable preferred shares (“Series B Preferred Shares”) for aggregate cash consideration of RMB34,232 and issuance costs of RMB278.

In November 2009, Duowan BVI issued 16,249,870 Series C-1 convertible redeemable preferred shares (“Series C-1 Preferred Shares”) and 104,999,650 C-2 convertible redeemable preferred shares (“Series C-2 Preferred Shares”, collectively with Series C-1 Preferred Shares, “Series C Preferred Shares”), for aggregate cash considerations of RMB8,875 and RMB71,684 respectively. Series C Preferred Shares issuance costs were RMB274.

Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares are collectively referred to as the “Preferred Shares”.

As of December 31, 2010 and 2011, the Company has determined that the Preferred Shares should be classified as mezzanine equity since the Preferred Shares are contingently redeemable by the holders in the event that a qualified initial public offering has not occurred and the Preferred Shares have not been converted as of the redemption date.

The Company assessed beneficial conversion features attributable to the Preferred Shares and determined that in 2009 there was a beneficial conversion feature with an amount of RMB237, which was bifurcated from the carrying value of Series C Preferred Shares as a contribution to additional paid-in capital upon issuance of Series C Preferred Shares. The discount of RMB237 resulting from the recognition of the beneficial conversion feature was amortized immediately as a deemed dividend to preferred shareholders and charged against additional paid-in capital in the absence of any retained earnings at that time.

The Company determined that there were no embedded derivatives requiring bifurcation as the economic characteristics and risks of the conversion and redemption features embedded derivative instrument are not clearly and closely related to that of the convertible preferred shares. The convertible preferred shares are not readily convertible into cash as there is no a market mechanism in place for trading its share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

17.	Convertible redeemable preferred shares (continued)

As of December 31, 2011, the Preferred Shares comprised of the following:

Series	Issuance Date	Shares Issued and Outstanding	Issue Price Per Share (US$)	Proceeds from Issuance, Net of Issuance Costs (US$)	Carrying Amount (RMB)
A	December 1, 2006	54,488,000	0.0184	1,000	374,332
A	June 2, 2008	81,612,930	0.0245	1,975	560,681
B	August 8, 2008	102,073,860	0.0490	4,959	703,901
C-1	November 22, 2009	16,249,870	0.0800	1,300	112,556
C-2	November 22, 2009	104,999,650	0.1000	10,460	729,464

All Preferred Shares’ par value is US$0.00001. The rights, preferences and privileges of the Preferred Shares are as follows:

Conversion

Each Preferred Share is convertible, at the option of the holders, at any time after the date of issuance of such preferred shares into such number of common shares according to a conversion price. Each share of Series A, Series B, Series C Preferred Shares is convertible into one common share and is subject to adjustments for certain events, including but not limited to additional equity securities issuance, share dividends, subdivisions, redemptions, combinations, or consolidation of common shares. The conversion price is also subject to adjustment in the event the Company issues additional common shares at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution.

Each Preferred Share is automatically converted into common shares at the then effective conversion price with respect to such Preferred Share (i) at the closing of a qualified initial public offering (“Qualified IPO”), or (ii) at the election of the majority Series A, Series B, and Series C Preferred Shares holders (each voting or consenting as a separate class).

As of December 31, 2010, the Qualified IPO is defined as a firm-commitment public offering of common shares of the Company in the United States that has been registered under the Securities Act and on a recognized securities exchange such as NASDAQ or the New York Stock Exchange, or in a similar public offering of common shares in a jurisdiction and on a recognized securities exchange outside of the United States, including without limitation, the Hong Kong Stock Exchange, provided that (a) the market capitalization of the Company upon completion of such initial public offering shall be no less than US$400,000 and such public offering and the aggregate proceeds (before deduction of underwriting discounts and registration expenses) is approved by majority of the Board of Directors (including the affirmative consent of the majority of the Series A, Series B, and Series C Preferred Shares director), or (b) such public offering and the aggregate proceeds (before deduction of underwriting discounts and registration expenses) is approved by majority of the Board of Directors (including the affirmative consent of each of the Preferred Shares’ directors), and provided further that such public offering is made at an equivalent price and yields equivalent offering proceeds and there is regulatory approval for such offering.

Subsequent to the Series D Common Share Financing in January 2011, the Qualified IPO is defined as a firm-commitment public offering of common shares of the Company in the United States that has been registered under the Securities Act and on a recognized securities exchange such as NASDAQ or the New York Stock Exchange, or in a similar public offering of common shares in a jurisdiction and on a recognized securities exchange outside of the United States, including without limitation, the Hong Kong

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

17.	Convertible redeemable preferred shares (continued)

Conversion (continued)

Stock Exchange, provided that (a) the market capitalization of the Company upon completion of such initial public offering shall be no less than US$1,500,000 and such public offering and the aggregate proceeds (before deduction of underwriting discounts and registration expenses) is approved by majority of the Board of Directors (including the affirmative consent of the majority of the Series A Director, the Series B Director, the Series C Director and the Series D director), or (b) such public offering and the aggregate proceeds (before deduction of underwriting discounts and registration expenses) is approved by majority of the Board of Directors (including the affirmative consent of each of the Series A Director, the Series B Director, the Series C Director and the Series D Director, if applicable), and provided further that such public offering is made at an equivalent price and yields equivalent offering proceeds and there is regulatory approval for such offering.

Redemption Right

As of December 31, 2010, at any time after the date that is the earlier of i) the date of the occurrence of a Default Redemption Event, and ii) five years following the Series C-1 original issue date and Series C-2 original issue date, at the election of the majority of Series C holders, the Company shall redeem all or any lesser portion of its then outstanding Preferred Shares. A Default Redemption Event shall be deemed to occur if the Company’s corporate structure as a whole, including without limitation the VIE documents, is invalidated or otherwise challenged by any PRC governmental authority, court or other official governmental body as a result of the application of or interpretation of the PRC law. In connection with the Series D Common Share Financing in January 2011, the Default Redemption Event was removed and the redemption date was changed to any time after June 30, 2015.

The redemption date above is subject to postponement until the Company meets the financial thresholds of having at least US$3,000 of cash or cash equivalents on the balance sheet or the Company has generated over US$1,000 in free cash flows in the preceding twelve months.

The redemption price of Series A Preferred Shares is equal to (i) the fair market value of the Series A Preferred Shares as of the redemption date, or (ii) 150% of the original issue price of Series A Preferred Shares, plus all declared or accrued but unpaid dividends up until the date of redemption, plus an amount that would give the holders of the Series A Preferred Shares an internal rate of return of no less than 10% per annum.

The redemption price of Series B Preferred Shares is equal to (i) the fair market value of the Series B Preferred Shares as of the redemption date, or (ii) 100% original issue price of Series B Preferred Shares, plus all declared or accrued but unpaid dividends up until the date of redemption, plus an amount that would give the holders of the Preferred Shares an internal rate of return of no less than 10%.

The redemption price of Series C Preferred Shares is equal to (i) the fair market value of the Series C Preferred Shares as of the redemption date, or (ii) 100% original issue price of Series C-1 or C-2 Preferred Shares, plus all declared or accrued but unpaid dividends up until the date of redemption, plus an amount that would give the holders of the Series C-1 or C-2 Preferred Shares an internal rate of return of no less than 10% per annum.

Modification

Upon its issuance, Series A Preferred Shares were classified as permanent equity and are not redeemable. In association with the issuance of Series B Preferred Shares in August 2008, Series A Preferred Shares were granted redemption at the option of the holders and drag-along rights and accordingly are reclassified as

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

17.	Convertible redeemable preferred shares (continued)

Modification (continued)

mezzanine equity of the Company. The Company concluded that the addition of the redemption and drag-along rights is a modification of the terms of the Series A Preferred Shares. The incremental value received by the Series A Preferred Shareholders amount to RMB916 and is deemed to be a wealth transfer between the preferred shareholders and the common shareholders and charged to additional paid-in capital.

Upon its issuance, Series B Preferred Shares had a redemption right beginning on or after the seventh anniversary following the issuance of Series B Preferred Shares. In association of the issuance of Series C Preferred Shares, the redemption right for Series A and Series B Preferred Shares and drag along rights were amended. The Company concluded amendment of the redemption and drag-along rights is a modification of the terms of the Series A and Series B Preferred Shares. The incremental value received by Series A and Series B Preferred Shareholders amounted to RMB19 and RMB176, respectively, and is deemed to be a wealth transfer between the preferred share holders and the common share holders and charged to additional paid-in capital.

Accretion

Due to the redemption features described above, the Company classified the Preferred Shares in the mezzanine equity section of the consolidated balance sheets. The Company recognizes the changes in the redemption value immediately as they occur and adjust the carrying amount of the Preferred Shares to equal the redemption value at the end of each reporting period. The fair market value of the Preferred Shares was greater than their original purchase price as of December 31, 2009, 2010, and 2011. As a result, the Company recorded accretion to the redemption value immediately and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. Upon the closing of this offering, the Preferred Shares will convert into common shares and this preferred shares redemption value accretion will cease. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges were recorded by increasing accumulated deficit.

The following table sets forth the changes of each of the convertible redeemable preferred shares for years ended December 31, 2009, 2010 and 2011:

Series A Preferred Shares

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Beginning balance	39,973	154,393	846,752
Deemed dividend—modification of terms	19	—	—
Accretion to redemption value	114,401	692,359	88,261

Ending balance	154,393	846,752	935,013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

17.	Convertible redeemable preferred shares (continued)

Accretion (continued)

Series B Preferred Shares

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Beginning balance	44,786	124,173	639,799
Deemed dividend—modification of terms	176	—	—
Accretion to redemption value	79,211	515,626	64,102

Ending balance	124,173	639,799	703,901

Series C Preferred Shares

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Beginning balance	—	169,852	770,720
Issuance of preferred shares, net of issuance cost	80,285	—	—
Beneficial conversion feature of redeemable preferred shares	(237)	—	—
Amortization of beneficial conversion feature of redeemable preferred shares	237	—	—
Accretion to redeemable value	89,567	600,868	71,300

Ending balance	169,852	770,720	842,020

The Company engaged an independent valuation firm to assist them in determining the fair values of the preferred and common shares which were estimated as of the date of issuance and at each financial statement reporting date using the “Discounted Cash Flow Method” , the “Guideline Transaction Method” and the “Backsolve Method”, where methodologies, approaches and assumptions are consistent with the current working draft of the American Institute of Certified Public Accountants practice aid

Valuation of Privately Held Company Equity Securities Issued as Compensation. The Guideline Transaction Method is a form of market approach based on the enterprise value to revenue multiples of the Group’s own equity transactions close to the valuation date. The Backsolve Method is a form of market approach to valuation that derives the implied equity value for one type of equity security (e.g. common equity) from a contemporaneous transaction involving another type of equity security (e.g., preferred share). The Discounted Cash Flow Method, a form of income approach, estimates the fair value based on projected cash flows at each of the valuation dates. The followings are assumptions in the Discounted Cash Flow Method:

	November 1, 2009	December 31, 2011
Risk-free interest rate	2.05%	2.53%
Volatility	66.61%	66.1%
Dividend yield	—	—
Discount rate	20.50%	16%

The Company estimated the risk-free interest rate based on yield-to-maturities in continuous compounding of the China Government Bond with the time to maturities similar to the Preferred Shares. The Company estimated volatility at the dates of appraisal based on average of historical volatilities of the comparable companies in the same industry. The Company has no history or expectation of paying dividend on the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

17.	Convertible redeemable preferred shares (continued)

Accretion (continued)

Preferred Shares. Discount rate is estimated by weighted average cost of capital as at each appraisal date. In addition to the above assumptions adopted, the Company’s projections of future performance were also factored into the determination of the fair value of each Preferred Share.

Liquidity Preference

In the event of any liquidation, dissolution or winding up of the Company or any deemed liquidation event (e.g., change in control), the holders of Series B Preferred Shares and Series C Preferred Shares are entitled to receive an amount per share equal to 100% of the original issuance price plus all dividends accrued, or declared and unpaid. Series A Preferred Shares are entitled to receive an amount per share equal to 150% of the original issuance price plus all declared or accrued but unpaid dividends.

If the assets and funds distributed among the holders are insufficient to permit the payment of the full preferential amounts, then the holders of Series C Preferred Shares shall be entitled to be paid first, followed in sequence by Series B Preferred Shares, Series A Preferred Shares and common shares. After payment of the full amounts from above, the remaining assets of the Company available for distribution shall be distributed ratably among the holders of preferred shares and common shares in proportion to the number of outstanding shares held by each holder on an as converted basis.

Dividends

Each holder of Preferred Shares is entitled to receive dividends when and if declared by the Board of Directors of the Company. As long as the Preferred Shares are outstanding, the Company may not pay any dividend to common shareholders until all dividends declared and payable to the preferred shareholders have been paid. In the event the Company shall declare a dividend to the holders of common shares, then in each such case, the holders of the Preferred Shares shall be entitled to a proportionate share of such dividend on an as-converted basis.

Voting rights

Each Preferred Share conveys the right to the shareholder of one vote for each common share upon conversion.

18.	Share-based compensation

(a)	Share options

i)	Pre-2009 Scheme Options

Grant of options

Before the adoption of the Employee Equity Incentive Scheme (the “2009 Incentive Scheme”), 12,705,700 and 8,499,050 share options were granted to employees through individually signed share option agreements, respectively to acquire common shares of Duowan BVI on a one-to-one basis on January 1, 2008 and 2009. In addition, on January 1, 2008, 3,832,290 share options were granted to one non-employee for the provision of consulting services to the Group (collectively defined as “Pre-2009 Scheme Options”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

18.	Share-based compensation (continued)

(a)	Share options (continued)

i)	Pre-2009 Scheme Options (continued)

Vesting of options

These Pre-2009 Scheme Options will vest over a four year service period, with 25% of the options vesting after the first anniversary of the vesting inception date and the remaining 75% in six equal installments over the following 36 months. The options may be exercised provided that both the service conditions and a performance condition are met. The performance condition is defined to be i) an initial public offering, ii) completion of a financing meeting certain criteria, iii) an internal reorganization, or iv) a voluntary winding up of Duowan BVI. The performance condition that is tied to completion of a financing fulfilling certain criteria was met in June 2008 or November 2009.

The following table summarizes the activities of the Pre-2009 Scheme Options for employees and non-employee for the years ended December 31, 2009, 2010 and 2011:

	Number of options	Weighted average exercise price (US$)	Weighted average grant-date fair value (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)
Outstanding, January 1, 2009	16,537,990	0.0041		9.00	512
Granted	8,499,050	0.0067	0.0297
Forfeited	(369,950)	0.0060

Outstanding, December 31, 2009	24,667,090	0.0050		8.34	3,799
Exercised/Repurchased(1)	(4,867,170)	0.0025
Forfeited	(57,330)	0.0067

Outstanding, December 31, 2010	19,742,590	0.0056		7.39	18,372
Exercised/Repurchased(2)	(1,853,055)	0.0061
Forfeited	—

Outstanding, December 31, 2011(3)	17,889,535	0.0055		6.37	19,366
Vested and exercisable at December 31, 2011	15,821,980	0.0054		6.29	17,131

Expected to vest at December 31, 2011	2,026,204	0.0067		7.00	2,191

(1)	In connection with the issuance of the Series C-1 Preferred Shares of Duowan BVI in November 2009 (refer to Note 17 to the financial statements, which triggered the exit condition of the Pre-2009 Scheme Options to be met for a trade sale of Duowan BVI. Certain employees and one non-employee were given the opportunity to cash settle their vested options and were simultaneously repurchased by Duowan BVI by utilizing a portion of the proceeds received from the issuance of the Series C-1 Preferred Shares. The repurchase price of each vested option/share was the difference between the stated exercise price of the Pre-2009 Scheme Option and US$0.08, which was the per share issuance price of the Series C-1 Preferred Shares. A total of 4,867,170 Pre-2009 Scheme Options were repurchased by Duowan BVI for cash consideration of RMB2,576 paid by Duowan BVI. The underlying options were cancelled immediately after the repurchase (the “First Repurchase”). The negotiation and execution of the First Repurchase had formed an expectation to the Pre-2009 Scheme Option holders, including employees of the Group and the non-employee, that it was a practice of Duowan BVI to repurchase vested options from the option holders. Accordingly, the Pre-2009 Scheme Options were deemed to be tainted and they were no longer equity-classified awards but liability-classified awards. Such re-designation of the awards was applied to the date when Duowan BVI entered into an definitive agreement with shareholders of the Series C preferred shares on November 22, 2009, which committed Duowan BVI for the First Repurchase. As a result, fair values of the outstanding Pre-2009 Scheme Options had to be re-measured at the end of each reporting period until either the repurchase obligation are extinguished or the holders were exposed to fluctuation the market value of the shares for a period of at least six months, or the awards were settled, cancelled or expire unexercised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

18.	Share-based compensation (continued)

(a)	Share options (continued)

i)	Pre-2009 Scheme Options (continued)

Vesting of options (continued)

(2)	In connection with the Series D Common Share Financing (Note 16) in January 2011, certain employees and the non-employee were given the opportunity to cash settle their vested options. The repurchase price of each vested option/share was the difference between the stated exercise price of the Pre-2009 Scheme Option and US$0.9777, which was the per share issuance price of the common shares issued to the new investor. A total of 1,853,055 Pre-2009 Scheme Options were exercised/repurchased by Duowan BVI for cash consideration of RMB11,701 paid by Duowan BVI. The underlying common shares were cancelled immediately after the repurchase (the “Second Repurchase”). Similar offer was made by Duowan BVI to the non-employee holding the Pre-2009 Scheme Options but that non-employee did not take up the offer.
(3)	On September 15, 2011, the board of directors of the Company resolved not to undertake any repurchases of vested or unvested share-based compensation awards, except under those conditions specified in the relevant award scheme and grant documents. In addition, any proposed repurchase of vested or unvested share-based compensation awards should be approved by the majority votes of the board of directors. Such intention of the Company was specifically communicated to all employees with or without the awards. All the employees with vested or unvested awards also confirmed such understanding by a written confirmation. Accordingly, the classification of the liability-classified awards changed back to be equity-classified, and the related liability was reclassified to additional paid-in capital on the modification date.

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of Duowan BVI’s common shares as of December 31, 2009, 2010, the Company’s common shares as of December 31, 2011 and the exercise price.

The Binomial option pricing model is used to determine the fair values of the share options granted to employees and the non-employee. The fair values of share options granted or remeasured during the years ended December 31, 2009, 2010 and 2011 were estimated using the following assumptions:

Pre-2009 Scheme Options granted to employees and a non-employee:

	2009	2010	2011
Risk-free interest rate(1)	2.81%-3.61%	3.01%-3.78%	3.34%-4.01%
Expected term(2)	8-10 years	7-9 years	6-8 years
Volatility rate(3)	62.50%-68.85%	54.60%-61.25%	53.06%-55.34%
Dividend yield(4)	—	—	—

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield as at the valuation dates.
(2)	The expected term is the remaining contractual life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)	Duowan BVI and the Company has no history or expectation of paying dividend on its common shares. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

The total intrinsic value of options exercised during the year ended December 31, 2009, 2010 and 2011 amounted to nil, RMB5,200 and RMB11,912, respectively.

For the years ended December 31, 2009, 2010 and 2011, the Company recorded share-based compensation of RMB18,921, RMB92,226 and RMB25,683, respectively, using the graded-vesting method for employees and non-employee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

18.	Share-based compensation (continued)

(a)	Share options (continued)

i)	Pre-2009 Scheme Options (continued)

Vesting of options (continued)

As of December 31, 2011, there was RMB2,725 unrecognized share-based compensation expense relating to Pre-2009 Scheme Options granted to employees and the non-employee. The expense is expected to be recognized over a weighted-average remaining vesting period of 0.82 years using the graded vesting attribution method.

ii)	2009 Incentive Scheme Options

On January 1, 2010, the Board of Directors of Duowan BVI formally approved the 2009 Incentive Scheme dated on December 3, 2009, which permits the grant of share options and restricted shares of up to 118,166,946 shares, to any qualified persons, as determined by the Board of Directors of Duowan BVI. The contractual life of all options under the 2009 Incentive Scheme is ten years.

Up to the date of approval of these financial statements, no options had been granted under the 2009 Incentive Scheme by Duowan BVI or the Company.

(b)	Restricted shares

Since January 1, 2010, Duowan BVI granted 61,250,677 restricted shares to employees and 100,000 restricted shares to a non-employee pursuant to the 2009 Incentive Scheme.

Vesting of restricted shares

The restricted shares have vesting conditions and will vest 50% after 24 months of the grant date and the remaining 50% will vest in two equal installments over the next 24 months. Under the restricted shares agreement, no shares may be sold or transferred prior to the occurrence of an exit event, as defined in the respective restricted share agreements as: i) a listing on any recognized stock exchange, ii) a sale by Duowan BVI of all or substantially all of its assets, iii) a sale of all of the issued capital of Duowan BVI, or iv) passing for court order of winding up of Duowan BVI.

If the employee terminates employment, the service vested portion of the restricted shares may be subject to:

(i) repurchase (subject to Company’s sole discretion) by Duowan BVI at fair value of common shares of Duowan BVI which is assessed by an independent valuation company; or

(ii) be held by a person who is an existing employee of the Group and is designated by the leaving restricted share holder according to a properly signed escrow agreement to hold such shares for and on his/her behalf. If the leaving employee fails to deliver a properly signed agreement to Duowan BVI within 30 days from receipt of the notification from Duowan BVI, such service vested shares shall automatically lapse and expire.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

18.	Share-based compensation (continued)

(b)	Restricted shares (continued)

Vesting of restricted shares (continued)

The following table summarizes the restricted shares activity for the years ended December 31, 2010 and 2011:

	Number of restricted shares	Weighted average grant-date fair value (US$)
Outstanding, January 1, 2010	—	—
Granted	50,503,877	0.2934
Forfeited	(2,017,841)	0.2886

Outstanding, December 31, 2010	48,486,036	0.2936
Granted	10,846,800	0.9362
Forfeited	(2,726,024)	0.3917
Vested	(13,321,711)	0.1636

Outstanding, December 31, 2011	43,285,101	0.4885

Expected to vest at December 31, 2011	39,605,867	0.4885

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

For the years ended December 31, 2010 and 2011, the Company recorded share-based compensation of RMB24,525 and RMB57,805, respectively, using the graded-vesting method for employees and non-employee.

As of December 31, 2011, total unrecognized compensation expense relating to the restricted shares was RMB65,375. The expense is expected to be recognized over a weighted average period of 1.75 years using the graded vesting attribution method.

(c)	Share-based awards granted to CEO and Chairman of the Company

On February 23, 2010, the CEO and the Chairman of the Company, also directors and shareholders were granted 13,369,813 and 29,678,483 restricted shares, respectively. The Chairman’s shares have a service condition that vest over a four year period (50% after the second anniversary and 25% each year thereafter). Both the CEO’s and the Chairman’s shares are subject to a performance condition which relates to the number of peak concurrent users on the YY Client. Such performance condition was met as at December 31, 2010.

Pursuant to the provisions stipulated in the grant document relating to these restricted shares grant, upon the occurrence of an Acceleration Event, the restricted shares granted to the Chairman would also become fully vested. An “Accelerated Event” is defined as (i) a Listing, (ii) a sale of all or substantially all of the issued share capital of Duowan BVI, (iii) a sale by Duowan BVI of all or substantially all of its assets, (iv) the passing of an effective resolution or the making of an order of a competent court for the winding up of Duowan BVI.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

18.	Share-based compensation (continued)

(c)	Share-based awards granted to CEO and Chairman of the Company (continued)

The following table summarizes information regarding the restricted shares granted to the CEO and the Chairman:

	Number of restricted shares	Weighted average grant-date fair value (US$)
Outstanding, January 1, 2010	—
Granted	43,048,296	0.1875
Vested	(13,369,813)	0.1875

Outstanding, December 31, 2010 and 2011	29,678,483

The fair value of the share-based awards above was determined at the respective grant dates by the Company with the assistance of an independent valuation company.

The Company recognized these awards as employee share-based compensation awards using fair value of the awards on the grant date. As of December 31, 2010, the performance condition was met. The compensation expense for the CEO’s restricted shares was fully recognized and the compensation expense for the Chairman’s restricted shares is recognized over the requisite service period using the graded vesting method.

The total fair value of restricted shares vested during the year ended December 31, 2010 and 2011 amounted to RMB16,602 and Nil, respectively.

Share-based compensation expenses related to the awards granted to the CEO and Chairman of RMB28,759 and RMB14,143 were recognized in general and administrative expenses in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2010 and 2011.

As of December 31, 2011, there was RMB9,618 of total unrecognized compensation cost and expense related to the restricted shares. The cost and expense is expected to be recognized over a weighted average period of 1.51 years using the graded vesting attribution method.

(d)	Share-based awards for former NeoTasks employees

On December 5, 2008, Duowan BVI granted the two founders of NeoTasks, 26,873,070 warrants to acquire common shares of Duowan BVI in connection with the NeoTasks acquisition for post-combination services at an exercise price of US$0. In October 2009, the Company converted the warrants into restricted shares having the same rights and vesting conditions as the original warrant grants. Accordingly, no incremental charge was recognized in the conversion. The shares were issued to the holders and legally registered in July 2010.

The awards shall vest over the earlier of (i) a three-year period, with one-third of the shares vesting annually or (ii) upon any sale, merger, amalgamation, liquidation or listing of Duowan BVI or the sale by Duowan BVI of all or substantially all of its assets (the “Awards to NeoTasks Founders”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

18.	Share-based compensation (continued)

(d)	Share-based awards for former NeoTasks employees (continued)

The following table summarizes information regarding the share-based award granted:

	Number of warrants	Number of restricted shares
Outstanding, January 1, 2009	26,873,070	—
Exercise of warrant with exercise price of US$0	(26,873,070)	26,873,070
Vested	—	(7,781,690)
Repurchases(1)	—	(1,176,000)

Outstanding, December 31, 2009	—	17,915,380

Vested	—	(8,957,690)

Outstanding, December 31, 2010	—	8,957,690

Vested	—	(8,957,690)

Outstanding, December 31, 2011(2)	—	—

(1)	In connection with the First Repurchase occurred in November 2009, Duowan BVI repurchased a portion of their vested restricted shares by utilizing a portion of the proceeds obtained from the Series C preferred shares issuance. The negotiation and execution of the First Repurchase had formed an expectation to the holders of Awards to NeoTasks Founders that it was a practice of Duowan BVI to repurchase the vested restricted shares held by them. The Awards to NeoTasks Founders were deemed to be tainted and they were no longer equity-classified awards but liabilities-classified awards effective from November 2009. The awards would be re-measured at the end of each reporting period until either the repurchase obligation was extinguished or the awards holders were exposed to fluctuation of the market value of the shares for a period of at least six months, or the awards are settled, cancelled or expire unexercised.
(2)	On September 15, 2011, the board of directors of the Company resolved not to undertake any repurchases of vested or unvested share-based compensation awards, except under those conditions specified in the relevant award scheme and grant documents. In addition, any proposed repurchase of vested or unvested share-based compensation awards should be approved by the majority votes of the board of directors. Such intention of the Company was specifically communicated to all employees with or without the awards. All the employees with vested or unvested awards also confirmed such understanding by a written confirmation. Accordingly, the classification of the liability-classified awards changed back to be equity- classified, and the related liability was reclassified to additional paid-in capital on the modification date.

The fair value of the restricted shares above was determined at the grant date. Effective from the re-designation of the award as liability-classified, it was re-measured at the end of each reporting date by the Company with the assistance of an independent valuation company. The change in fair value was recognized in the consolidated statements of operations and comprehensive loss. After the award was changed back to equity-classified awards, it was measured based on the fair value of the awards on September 15, 2011, and the expenses to be recognized over the remaining requisite service period using the graded vesting attribution method.

Share-based compensation expenses related to the above share-based award of RMB17,561, RMB91,426 and RMB27,726 were recognized in general and administrative expenses in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2011, there were no unrecognized compensation costs related to restricted shares for NeoTasks acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

18.	Share-based compensation (continued)

(e)	Restricted Share Units

On September 16, 2011, the Board of the Directors of the Company approved the 2011 Share Incentive Plan, which permits the grant of share options, restricted shares and restricted share units of up to 43,000,000 shares, to any qualified persons, as determined by the Board of the Directors of the Company. On the same date, the Company granted 9,097,000 restricted share units to employees pursuant to the 2011 Share Incentive Plan, that are subject to vesting over a four to five year period. No restricted share units were granted to non-employees as at December 31, 2011.

The following table summarizes the restricted share units activity for the year ended December 31, 2011:

	Number of restricted shares	Weighted average grant-date fair value (US$)
Outstanding, December 31, 2010	—
Granted	9,097,000	1.0630
Forfeited	(100,700)

Outstanding, December 31, 2011	8,996,300
Vested at December 31, 2011	—
Expected to vest at December 31, 2011	8,699,422

For the year ended December 31, 2011, the Company recorded share-based compensation of RMB9,644, using the graded-vesting attribution method.

As of December 31, 2011, total unrecognized compensation expense relating to the restricted share units was RMB49,317. The expense is expected to be recognized over a weighted average period of 2.66 years using the graded vesting attribution method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

18.	Share-based compensation (continued)

(f)	Movements of equity-classified and liability-classified awards

The table below shows the movements and details of various equity-classified and liability-classified awards granted by the Company to its employees and non-employee for the years ended December 31, 2009, 2010 and 2011:

	Equity-classified Awards (RMB)						Liability-classified Awards (RMB)
	Pre-2009 Scheme options	2009 Incentive Scheme–restricted shares	2011 Incentive Scheme–restricted share units	Share-based awards to CEO and Chairman	Awards to NeoTasks Founders	Sub-total	Pre-2009 Scheme options	Awards to NeoTasks Founders	Sub-total	Total
Balance as at January 1, 2009	1,066	—	—	2,049	310	3,425	—	—	—	3,425
Share-based compensation expenses	71	—	—	—	3,407	3,478	18,850	14,154	33,004	36,482
Reclassifications
— From equity-awards to liability-awards*	(1,137)	—	—	—	(3,717)	(4,854)	1,137	3,717	4,854	—
Exercised/Repurchased	—	—	—	—	—	—	—	(642)	(642)	(642)
Foreign currency translation adjustment	—	—	—	—	—	—	(1)	—	(1)	(1)

Balance as at December 31, 2009	—	—	—	2,049	—	2,049	19,986	17,229	37,215	39,264

Balance as at January 1, 2010	—	—	—	2,049	—	2,049	19,986	17,229	37,215	39,264
Share-based compensation expenses	—	24,525	—	28,759	—	53,284	92,226	91,426	183,652	236,936
Exercised/Repurchased	—	—	—	—	—	—	(2,576)	—	(2,576)	(2,576)
Reclassifications
— From liability-awards to common share**	—	—	—	—	—	—	—	(14,028)	(14,028)	(14,028)
Foreign currency translation adjustment	—	—	—	—	—	—	(601)	(538)	(1,139)	(1,139)

Balance as at December 31, 2010	—	24,525	—	30,808	—	55,333	109,035	94,089	203,124	258,457

Balance as at January 1, 2011	—	24,525	—	30,808	—	55,333	109,035	94,089	203,124	258,457
Share-based compensation expenses	2,219	57,805	9,644	14,143	3,359	87,170	23,464	24,367	47,831	135,001
Exercised/Repurchased	—	—	—	—	—	—	(11,701)	—	(11,701)	(11,701)
Reclassifications
— From liability-awards to common share**	—	—	—	—	—	—	—	(57,692)	(57,692)	(57,692)
— From liability-awards to equity awards***	116,328	—	—	—	57,602	173,930	(116,328)	(57,602)	(173,930)	—
Foreign currency translation adjustment	—	—	—	—	—	—	(4,470)	(3,162)	(7,632)	(7,632)

Balance as at December 31, 2011	118,547	82,330	9,644	44,951	60,961	316,433	—	—	—	316,433

* As detailed in Note 18(a) and (d), the share options and the restricted shares to NeoTasks founders were tainted and they were reclassified from equity-classified awards to liability-classified awards in November 2009 accordingly.

** During the year ended December 31, 2010 and 2011, the restricted shares to NeoTasks founders were held by NeoTasks Founders for more than six months, therefore, the related awards amounting to RMB14,028 and RMB57,692 were reclassified back to common share respectively.

*** As detailed in Note 18(a) and (d), the share options and the restricted shares to NeoTasks founders were reclassified from liability-classified awards to equity-classified awards in September 2011, accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

19.	Basic and diluted net loss per share

Basic and diluted net loss per share for the years ended December 31, 2009, 2010 and 2011 are calculated as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Numerator:

Net loss attributable to the Company	(47,116)	(238,857)	(83,156)
Amortization of beneficial conversion feature	(237)	—	—
Accretion to convertible redeemable preferred shares redemption value	(283,179)	(1,808,853)	(223,663)
Deemed dividend to Series A preferred shareholders	(19)	—	—
Deemed dividend to Series B preferred shareholders	(176)	—	—
Allocation of net income to participating preferred shareholders	—	—	—

Numerator of basic net loss per share	(330,727)	(2,047,710)	(306,819)
Dilutive effect of preferred shares	—	—	—

Numerator for diluted loss per share	(330,727)	(2,047,710)	(306,819)

Denominator:

Denominator for basic and diluted net loss per share-weighted average shares outstanding	407,613,328	406,304,672	485,883,845

Basic net loss per share	(0.81)	(5.04)	(0.63)
Diluted net loss per share	(0.81)	(5.04)	(0.63)

The Company’s preferred shares are participating securities and as such would be included in the calculation of basic earnings per share under the two-class method. According to the contractual terms of the preferred shares, the preferred shares do not have a contractual obligation to share in the losses of the Company. Therefore no loss was allocated to the preferred shares in the computation of basic loss per share for the years ended December 31, 2009, 2010 and 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

19.	Basic and diluted net loss per share (continued)

The Preferred Shares, share-based awards for former NeoTasks employees, the share-based awards granted to the CEO and Chairman, share option, restricted shares, restricted share units and warrants to an independent institutional investor were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an anti-dilutive effect. The following table summarizes information regarding weighted average of common shares equivalents which were excluded from the computation of diluted net loss per common share:

	For the year ended December 31,
	2009	2010	2011
Preferred shares-weighted average	251,130,218	359,424,310	359,424,310
Share-based awards for NeoTasks acquisition-weighted average	26,234,988	17,277,298	8,319,608
Share-based awards granted to CEO and Chairman-weighted average	—	36,679,507	29,678,483
Share options-weighted average	24,930,643	19,805,981	18,488,604
Restricted shares-weighted average	—	38,138,860	54,045,124
Restricted share units-weighted average	—	—	2,625,039
Warrants to an independent institutional investor-weighted average	—	—	12,609,970

20.	Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group
Zhuhai Daren Computer Technology Company Limited (“Zhuhai Daren”)	Equity Investment
Guangzhou Shanghang Information Technical Co., Ltd. (“Shanghang”)	Significant influence exercised by the Chairman as key shareholder

During the years ended December 31, 2009, 2010 and 2011, significant related party transactions were as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Online game revenue sharing from Zhuhai Daren	822	1,683	4,451
Bandwidth service provided by Shanghang	—	1,760	21,985
Interest-free loan to Zhuhai Daren	—	1,500	500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Related party transactions (continued)

As of December 31, 2010 and 2011, the amounts due from/to related parties were as follows:

	December 31,
	2010	2011
	RMB	RMB
Amount due from a related party
Other receivables from Zhuhai Daren	1,500	2,000

Amounts due to related parties
Account payables to Zhuhai Daren	386	793
Other payables to Shanghang	828	77

Total	1,214	870

The other receivables/payables from/to related parties are unsecured, interest-free and payable on demand.

21.	Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

21.	Fair value measurements (continued)

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2010 and 2011.

The Group’s financial instruments consist principally of cash, short-term deposits, accounts receivable, amounts due to/from related parties, accounts payable and certain accrued expenses. The recorded values of cash, accounts receivable, amounts due to/from related parties, accounts payable and certain accrued expenses are recorded at cost which approximates fair value.

22.	Commitments and contingencies

(a) Operating lease commitments

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases were RMB1,853, RMB4,506 and RMB6,361 for the years ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2011, future minimum payments under non-cancellable operating leases consist of the following:

Office rental
RMB
2012	10,987
2013	12,448
2014	13,561
2015 and thereafter	13,837

50,833

(b) Capital commitment

As of December 31, 2011, total capital commitments for leasehold improvement, which was contracted but not yet reflected in the financial statements, amounted to RMB920.

(c) Litigation

The Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results or operations, or cash flows. The Group did not record any legal contingencies as of December 31, 2011.

23.	Subsequent events

The Group evaluated subsequent events through July 13, 2012, which was the date which these financial statements were issued.

(a)	On February 2, 2012, the Group disposed of a cost investment to the chairman of the Company, who is also a director and a shareholder, for a cash consideration of RMB1,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

23.	Subsequent events (continued)

(b)	On March 12, 2012, the Group acquired the business of an internet platform for cash consideration of RMB11,722.

(c)	On January 1 and March 31, 2012, the Group granted 1,668,000 and 6,597,921 restricted share units under the 2011 Incentive Scheme, respectively. The fair value of the restricted share units at the grant date was US$1.0869 and US$1.1530, respectively.

24.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries, the VIE and the subsidiary of the VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIE and the subsidiary of the VIE incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries, the VIE and the subsidiary of the VIE incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under US GAAP amounted to approximately RMB84,501 and RMB151,096 as of December 31, 2010 and 2011, respectively. There are no differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries, the VIE and the subsidiary of the VIE to satisfy any obligations of the Company.

25.	Additional information: condensed financial statements of the Company

Rule 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. However, the Group was only reorganized with the Company being the ultimate holding company of the Group upon the completion of the Share Swap on September 6, 2011 as described in Note 1. Therefore, condensed financial statements for 2009 and 2010 relate to Duowan BVI and for 2011 relate to the Company. The Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Long-term investments in subsidiaries and VIEs”.

The subsidiaries did not pay any dividends to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures represent supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group.

As of December 31, 2010 and 2011, the Company had no significant capital and other commitments, long-term obligations, or guarantee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Additional information: condensed financial statements of the Company (continued)

Condensed balance sheets

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
	(a)	(b)
Assets
Current assets
Cash and cash equivalents	22,013	—	—
Short-term deposits	—	—	—
Interest Receivables	—	—	—
Due from employees	970	—	—
Due from subsidiaries and VIE	—	—	—

Total current assets	22,983	—	—

Non-current assets
Intangible assets, net	11,307	—	—
Investments in subsidiaries and consolidated VIEs	75,007	619,241	98,449
Other non-current assets	—	—	—

Total non-current assets	86,314	619,241	98,449

Total assets	109,297	619,241	98,449

Current liabilities
Accrued liabilities and other payables	203,531	—	—

Total liabilities	203,531	—	—

Mezzanine equity
Series A convertible redeemable preferred shares (US$0.00001 par value, 136,100,930 shares authorized, issued and outstanding as of December 31, 2010 and 2011)	846,752	935,013	148,651
Series B convertible redeemable preferred shares (US$0.00001 par value, 102,073,860 shares authorized, issued and outstanding as of December 31, 2010 and 2011)	639,799	703,901	111,908
Series C-1 convertible redeemable preferred shares (US$0.00001 par value, 16,249,870 shares authorized, issued and outstanding as of December 31, 2010 and 2011)	102,754	112,556	17,894
Series C-2 convertible redeemable preferred shares (US$0.00001 par value, 104,999,650 shares authorized, issued and outstanding as of December 31, 2010 and 2011)	667,966	729,464	115,972

Shareholders’ deficit
Common shares (US$0.00001 par value; 946,074,577 and 4,640,575,690 shares authorized, 466,630,266 and 543,340,914 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	32	37	6
Additional paid-in capital	—	584,093	92,861
Accumulated deficits	(2,350,448)	(2,433,604)	(386,900)
Accumulated other comprehensive loss	(1,089)	(12,219)	(1,943)

Total shareholders’ deficit	(2,351,505)	(1,861,693)	(295,976)

Total liabilities, mezzanine equity and shareholders’ deficit	109,297	619,241	98,449

(a)	Represents condensed balance sheet of Duowan BVI for 2010
(b)	Represents condensed balance sheet of the Company for 2011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Additional information: condensed financial statements of the Company (continued)

Condensed statements of operations and comprehensive loss

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(a)	(a)	(b)
Operating expenses
General and administrative expenses	(32)	(2,489)	—	—

Operating loss	(32)	(2,489)	—	—
Share of losses from subsidiaries and VIEs	(47,084)	(236,368)	(83,156)	(13,221)

Net loss	(47,116)	(238,857)	(83,156)	(13,221)

Amortization of beneficial conversion feature	(237)	—	—	—
Accretion to convertible redeemable preferred shares redemption value	(283,179)	(1,808,853)	(223,663)	(35,559)
Deemed dividend to Series A preferred shareholders	(19)	—	—	—
Deemed dividend to Series B preferred shareholders	(176)	—	—	—

Net loss attributable to common shareholders	(330,727)	(2,047,710)	(306,819)	(48,780)

Net loss	(47,116)	(238,857)	(83,156)	(13,221)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil tax	2	(935)	—	—

Comprehensive loss	(47,114)	(239,792)	(83,156)	(13,221)

(a)	Represents condensed statements of operations and comprehensive loss of Duowan BVI for 2009 and 2010
(b)	Represents condensed statement of operations and comprehensive loss of the Company for 2011

Condensed statement of cash flows

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(a)	(a)	(b)
Net cash used in operating activities	(33)	(2,436)	—	—
Net cash used in investing activities	(10,941)	(66,432)	—	—
Net cash provided by/(used in) financing activities	74,629	(3,138)	—	—

Net increase/(decrease) in cash and cash equivalents	63,655	(72,006)	—	—
Cash and cash equivalents at the beginning of the year	32,070	95,726	—	—
Effect of exchange rates on cash and cash equivalents	1	(1,707)	—	—

Cash and cash equivalents at the end of the year	95,726	22,013	—	—

(a)	Represents condensed statements of cash flows of Duowan BVI for 2009 and 2010
(b)	Represents condensed statement of cash flows of the Company for 2011

26.	Unaudited pro forma balance sheet and earnings per share for conversion of preferred shares

On September 19, 2012, the board of directors of the Company approved the Group’s proposal to raise additional capital through an underwritten initial public offering of its shares in the United States of America (the “Proposed IPO”) as a Qualified IPO.

In October 2012, the shareholders of the Company approved that the authorized share capital of the Company shall be increased to 10,000,000,000 Class A common shares of a par value of $0.00001 each and 1,000,000,000 Class B common shares of a par value of $0.00001 each upon completion of the Proposed IPO.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

26.	Unaudited pro forma balance sheet and earnings per share for conversion of preferred shares (continued)

Upon completion of the Proposed IPO, the Group will have a dual class common share structure. The Group’s common shares will be divided into Class A common shares and Class B common shares. Holders of Class A common shares and Class B common shares have the same rights, except for voting rights and conversion rights. Holders of Class A common shares are entitled to one vote per share in all shareholders’ meetings, while holders of Class B common shares are entitled to ten votes per share. Each Class B common share is convertible into one Class A common share at any time at the discretion of the Class B shareholders thereof, while Class A common shares are not convertible into Class B common shares under any circumstances.

All outstanding common shares as of a reference date prior to completion of the Proposed IPO (the “Reference Date”) will be re-designated as, and all outstanding preferred shares as of the Reference Date will be automatically converted into Class B common shares upon the completion of the Proposed IPO.

The unaudited pro forma balance sheet as of December 31, 2011 assumes the Proposed IPO has occurred and presents an adjusted financial position as if the re-designation of all outstanding common shares and the conversion of all outstanding Preferred Shares into Class B common shares occurred on December 31, 2011. Accordingly, the carrying value of the Preferred Shares, in the amount of RMB2,480,934, was reclassified from Preferred Shares to Class B common shares and additional paid in capital for such pro forma presentation.

The unaudited pro forma loss per share for the year ended December 31, 2011 after giving effect to the re-designation of all outstanding common shares and conversion of all outstanding Preferred Shares conversion of the Preferred Shares into Class B common shares as if the conversion occurred at January 1, 2011, respectively was as follows:

For the year ended December 31, 2011
RMB
Numerator:

Net loss attributable to common shareholders	(306,819)
Pro forma effect of conversion of Preferred Shares	223,663

Pro forma net loss attributable to Class A and Class B common shareholders—Basic and diluted	(83,156)

Denominator:

Denominator for basic calculation—weighted average number of common shares outstanding	485,883,845
Pro forma effect of conversion of Preferred Shares	359,424,310

Denominator for pro forma basic and diluted calculation	845,308,155

Pro forma basic net loss per share attributable to Class A and Class B common shareholders	(0.0984)
Pro forma diluted net loss per share attributable to Class A and Class B common shareholders	(0.0984)

For the year ended December 31, 2011, of the 18,488,604 share options, 29,678,483 share-based awards granted to CEO and Chairman, 8,319,608 share-based awards for former NeoTasks employees and 12,609,970 warrants to an independent institutional investor, 54,045,124 restricted shares and 2,625,039 restricted share units were excluded from the computation of diluted net loss per common share for the periods presented because including them would have an anti-dilutive effect.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2011 AND SEPTEMBER 30, 2012

(All amounts in thousands, except share and per share data)

	Notes	As of December 31, 2011	As of September 30,
			2012	2012	2012	2012
		RMB	RMB	US$	RMB	US$
				(Note 2(b))	Pro forma (Note 21)	Pro forma (Note 21) (Note 2(b))
Assets
Current assets
Cash and cash equivalents	4	128,891	317,997	50,604	317,997	50,604
Short-term deposits		472,655	459,111	73,060	459,111	73,060
Accounts receivable, net	5	47,022	80,424	12,798	80,424	12,798
Amounts due from related parties	16	2,000	4,148	660	4,148	660
Prepayments and other current assets		9,742	18,351	2,920	18,351	2,920
Deferred tax assets		12,487	28,875	4,595	28,875	4,595

Total current assets		672,797	908,906	144,637	908,906	144,637

Non-current assets
Deferred tax assets		329	493	78	493	78
Investments	6	5,244	3,464	551	3,464	551
Property and equipment, net	7	53,582	91,350	14,537	91,350	14,537
Intangible assets, net	8	10,814	20,076	3,195	20,076	3,195
Goodwill		706	1,612	257	1,612	257
Other non-current assets		1,954	2,811	447	2,811	447

Total non-current assets		72,629	119,806	19,065	119,806	19,065

Total assets		745,426	1,028,712	163,702	1,028,712	163,702

Liabilities and shareholders’ equity
Current liabilities
Accounts payable		16,114	32,601	5,188	32,601	5,188
Deferred revenue	9	40,357	115,386	18,362	115,386	18,362
Advances from users		2,453	5,025	800	5,025	800
Income taxes payable		16,872	40,639	6,467	40,639	6,467
Accrued liabilities and other current liabilities	10	49,071	78,478	12,489	78,478	12,489
Amounts due to related parties	16	870	1,212	193	1,212	193

Total current liabilities		125,737	273,341	43,499	273,341	43,499

Non-current liabilities
Deferred revenue	9	448	2,261	360	2,261	360

Total liabilities		126,185	275,602	43,859	275,602	43,859

Commitments and contingencies	18

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND SEPTEMBER 30, 2012 (CONTINUED)

(All amounts in thousands, except share and per share data)

		As of December 31, 2011	As of September 30,
	Notes		2012	2012	2012	2012
		RMB	RMB	US$	RMB	US$
				(Note 2(b))	Pro forma (Note 21)	Pro forma (Note 21) (Note 2(b))
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.00001 par value, 136,100,930 shares authorized, issued and outstanding as of December 31, 2011 and September 30, 2012 (unaudited), and none outstanding on a pro forma basis as of September 30, 2012 (unaudited))		935,013	980,144	155,975	—	—

Series B convertible redeemable preferred shares (US$0.00001 par value, 102,073,860 shares authorized, issued and outstanding as of December 31, 2011 and September 30, 2012 (unaudited), and none outstanding on a pro forma basis as of September 30, 2012 (unaudited))		703,901	736,820	117,253	—	—

Series C-1 convertible redeemable preferred shares (US$0.00001 par value, 16,249,870 shares authorized, issued and outstanding as of December 31, 2011 and September 30, 2012 (unaudited), and none outstanding on a pro forma basis as of September 30, 2012 (unaudited))		112,556	117,620	18,717	—	—

Series C-2 convertible redeemable preferred shares (US$0.00001 par value, 104,999,650 shares authorized, issued and outstanding as of December 31, 2011 and September 30, 2012 (unaudited), and none outstanding on a pro forma basis as of September 30, 2012 (unaudited))		729,464	761,363	121,159	—	—

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND SEPTEMBER 30, 2012 (CONTINUED)

(All amounts in thousands, except share and per share data)

		As of December 31, 2011	As of September 30,
	Notes		2012	2012	2012	2012
		RMB	RMB	US$	RMB	US$
				(Note 2(b))	Pro forma (Note 21)	Pro forma (Note 21) (Note 2(b))
Shareholders’ (deficits) equity
Common shares (US$0.00001 par value; 4,640,575,690 shares authorized(*), 543,340,914 shares issued and outstanding as of December 31, 2011 and September 30, 2012 (unaudited) and 902,765,224 Class B common shares outstanding on a pro forma basis as of September 30, 2012 (unaudited))	13	37	37	6	61	10
Additional paid-in capital		584,093	543,829	86,542	3,139,752	499,642
Accumulated deficits		(2,433,604)	(2,377,654)	(378,366)	(2,377,654)	(378,366)
Accumulated other comprehensive losses		(12,219)	(9,049)	(1,443)	(9,049)	(1,443)

Total shareholders’ (deficits) equity		(1,861,693)	(1,842,837)	(293,261)	753,110	119,843

Total liabilities, mezzanine equity and shareholders’ (deficits) equity		745,426	1,028,712	163,702	1,028,712	163,702

*:	The authorized share capital of the Company shall be increased to 10,000,000,000 Class A common shares of a par value of $0.00001 each and 1,000,000,000 Class B common shares of a par value of $0.00001 each upon the completion of the Proposed IPO (Note 19(a)).

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2012

(All amounts in thousands, except share and per share data)

		For the nine months ended September 30,
	Notes	2011	2012	2012
		RMB	RMB	US$
				(Note 2(b))
Net revenues
Internet value-added services
—Online game		113,368	234,239	37,275
—YY music		27,439	180,301	28,692
—Others		5,010	54,825	8,725
Online advertising		60,904	83,840	13,342

Total net revenues		206,721	553,205	88,034

Cost of revenues(1)	11	(126,703)	(277,194)	(44,112)

Gross profit		80,018	276,011	43,922

Operating expenses(1)
Research and development expenses		(74,109)	(122,603)	(19,510)
Sales and marketing expenses		(10,622)	(10,993)	(1,749)
General and administrative expenses		(88,775)	(76,046)	(12,102)

Total operating expenses		(173,506)	(209,642)	(33,361)

Government grants		—	1,304	208

Operating (loss) income		(93,488)	67,673	10,769

Gain on disposal of an equity investment		—	651	104
Foreign currency exchange gains (loss), net		10,135	(2,989)	(476)
Interest income		2,714	10,527	1,675

(Loss) income before income tax expenses		(80,639)	75,862	12,072

Income tax expenses	12	(5,262)	(19,934)	(3,172)

(Loss) income before (loss) gain in equity method investments, net of income taxes		(85,901)	55,928	8,900

(Loss) gain in equity method investments, net of income taxes		(1,280)	22	4

Net (loss) income attributable to YY Inc.		(87,181)	55,950	8,904

Accretion to convertible redeemable preferred shares redemption value		(200,742)	(115,013)	(18,303)

Net loss attributable to common shareholders		(287,923)	(59,063)	(9,399)

Net (loss) income		(87,181)	55,950	8,904
Other comprehensive (loss) income:
Foreign currency translation adjustments, net of nil tax		(6,898)	3,170	504

Comprehensive (loss) income attributable to YY Inc.		(94,079)	59,120	9,408

Net loss per share
—basic	15	(0.60)	(0.11)	(0.02)
—diluted	15	(0.60)	(0.11)	(0.02)
Weighted average number of common shares used in calculating—basic loss per share	15	477,970,805	542,521,102	542,521,102
Weighted average number of common shares used in calculating—diluted loss per share	15	477,970,805	542,521,102	542,521,102

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2012 (CONTINUED)

(All amounts in thousands, except share and per share data)

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

		For the nine months ended September 30,
	Notes	2011	2012	2012
		RMB	RMB	US$
				(Note 2(b))
Cost of revenues		12,773	6,315	1,005
Research and development expenses		23,641	26,312	4,187
Sales and marketing expenses		1,024	668	106
General and administrative expenses		69,048	41,454	6,597

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICITS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2012

(All amounts in thousands, except share and per share data)

		Common shares		Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive loss	Total shareholders’ deficits
	Notes	Number of shares	Amount
		Note 13	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2011		543,340,914	37	584,093	(2,433,604)	(12,219)	(1,861,693)
Share-based compensation—share options	14	—	—	2,628	—	—	2,628
Share-based compensation—restricted shares	14	—	—	29,141	—	—	29,141
Share-based compensation—restricted share units	14	—	—	37,678	—	—	37,678
Share-based compensation—restricted shares to the CEO and Chairman	14	—	—	5,302	—	—	5,302
Accretion of Series A convertible redeemable preferred shares to redemption value		—	—	(45,131)	—	—	(45,131)
Accretion of Series B convertible redeemable preferred shares to redemption value		—	—	(32,919)	—	—	(32,919)
Accretion of Series C convertible redeemable preferred shares to redemption value		—	—	(36,963)	—	—	(36,963)
Components of comprehensive income
Net income		—	—	—	55,950	—	55,950
Foreign currency translation adjustment, net of nil tax		—	—	—	—	3,170	3,170

Balance as of September 30, 2012		543,340,914	37	543,829	(2,377,654)	(9,049)	(1,842,837)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICITS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2012 (CONTINUED)

(All amounts in thousands, except share and per share data)

		Common shares		Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive loss	Total shareholders’ deficits
	Notes	Number of shares	Amount
		Note 13	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2010		466,630,266	32	—	(2,350,448)	(1,089)	(2,351,505)
Issuance of common shares		51,140,432	3	328,129	—	—	328,132
Exercise of warrant by an independent institutional investor		25,570,216	2	160,835	—	—	160,837
Share-based compensation—restricted shares	14	—	—	43,739	—	—	43,739
Share-based compensation—restricted share units	14	—	—	4,243	—	—	4,243
Share-based compensation—restricted shares to the CEO and Chairman	14	—	—	10,673	—	—	10,673
Transferred from matured liability award for NeoTasks founders	14	—	—	57,692	—	—	57,692
Reclassification of liability-classified share-based awards into equity classified awards for warrants to NeoTasks founders	14	—	—	57,602	—	—	57,602
Reclassification of liability-classified share-based awards into equity-classified awards for share options	14	—	—	116,328	—	—	116,328
Accretion of Series A convertible redeemable preferred shares to redemption value		—	—	(79,565)	—	—	(79,565)
Accretion of Series B convertible redeemable preferred shares to redemption value		—	—	(57,590)	—	—	(57,590)
Accretion of Series C convertible redeemable preferred shares to redemption value		—	—	(63,587)	—	—	(63,587)
Components of comprehensive loss
Net loss		—	—	—	(87,181)	—	(87,181)
Foreign currency translation adjustment, net of nil tax		—	—	—	—	(6,898)	(6,898)

Balance as of September 30, 2011		543,340,914	37	578,499	(2,437,629)	(7,987)	(1,867,080)

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2012

(All amounts in thousands)

		For the nine months ended September 30,
	Notes	2011	2012	2012
		RMB	RMB	US$
				(Note 2(b))
Cash flows from operating activities
Net (loss) income		(87,181)	55,950	8,904
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation of property and equipment	7	8,265	19,407	3,088
Amortization of acquired intangible assets	8	907	2,296	365
Allowance for doubtful accounts	5	—	3,332	530
Gain on disposal of property and equipment		(66)	—	—
Impairment of cost investment		—	453	71
Share-based compensation	14	106,486	74,749	11,895
Share of loss (gain) from equity investments		1,280	(22)	(4)
Gain on disposal of equity investment		—	(651)	(104)
Deferred income taxes, net	12	(3,859)	(16,552)	(2,634)
Foreign exchange (gains) loss, net		(10,135)	2,989	476
Changes in operating assets and liabilities, net
Accounts receivable	5	(19,929)	(36,734)	(5,846)
Prepayments, other current and non-current assets		396	(8,509)	(1,353)
Amounts due from related parties		—	(148)	(24)
Amounts due to related parties	16	(264)	342	54
Accounts payable		6,166	5,648	899
Deferred revenue	9	4,703	76,842	12,228
Advances from users		1,127	2,572	409
Income taxes payable		9,121	23,767	3,782
Accrued liabilities and other current liabilities		25,320	29,407	4,680

Net cash provided by operating activities		42,337	235,138	37,416

Cash flows from investing activities
Placements of short-term deposits		(728,644)	(585,931)	(93,242)
Maturities of short-term deposits		255,442	599,475	95,397
Purchase of property and equipment		(26,111)	(46,236)	(7,357)
Purchase of intangible assets		(224)	(800)	(127)
Cash paid for equity investments		(4,500)	(1,000)	(159)
Cash paid for a cost investment		(1,000)	—	—
Cash received from disposal of a cost investment	6	—	1,000	159
Consideration paid in connection with business acquisition	3	—	(11,722)	(1,865)
Loan to a related party	16	(500)	(1,200)	(191)
Repayment of loan from related parties	16	—	1,500	239
Loans to employees		(1,875)	(1,730)	(275)
Repayment of loans from employees		118	473	75
Proceeds from disposal of property and equipment		380	28	4

Net cash used in investing activities		(506,914)	(46,143)	(7,342)

Cash flows from financing activities
Proceeds from issuance of common shares and warrants, net of issuance costs	13	488,969	—	—
Repurchase of vested share options		(11,087)	—	—

Net cash provided by financing activities		477,882	—	—

Net increase in cash and cash equivalents		13,305	188,995	30,074
Cash and cash equivalents at the beginning of the period		83,683	128,891	20,511
Effect of exchange rates change on cash and cash equivalents		(3,998)	111	19

Cash and cash equivalents at the end of the period		92,990	317,997	50,604

Supplemental disclosure of cash flows information
—Employee loans settled with repurchase of vested share options		614	—	—
—Income taxes paid		—	(12,719)	(2,024)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities

(a) Principal activities

YY Inc. (the “Company”) was incorporated in the Cayman Islands on July 22, 2011. The Company through its subsidiaries, and its variable interest entities (“VIEs”) (collectively, the “Group”) is principally engaged in operating an online social platform in the People’s Republic of China (the “PRC” or “China”) through its platform, YY Client and through its website YY.com and Duowan.com.

(b) Subsidiaries and VIEs

The details of the subsidiaries and VIEs as of September 30, 2012 are set out below:

Name	Place of incorporation	Date of incorporation	% of direct or indirect economic ownership	Principal activities
Subsidiaries
Duowan Entertainment Corp. (“Duowan BVI”)	British Virgin Islands	November 6, 2007	100%	Investment holding
NeoTasks Inc. (“NeoTasks”)	Cayman Islands	April 26, 2006	100%	Investment holding
NeoTasks Limited	Hong Kong	June 16, 2005	100%	Investment holding
Huanju Shidai Technology (Beijing) Company Limited (“Huanju Shidai” or “Duowan Entertainment”)*	PRC	March 19, 2008	100%	Investment holding
Zhuhai Duowan Information Technology Company Limited (“Zhuhai Duowan” or “Guangzhou Duowan”)**	PRC	April 9, 2007	100%	Online advertising and software development
Guangzhou Huanju Shidai Information Technology Company Limited (“Guangzhou Huanju Shidai”)***	PRC	December 2, 2010	100%	Software development
Variable Interest Entities (“VIEs”)
Guangzhou Huaduo Network Technology Company Limited (“Guangzhou Huaduo”)	PRC	April 11, 2005	100%	Holder of internet content provider licenses and internet value added services
Beijing Tuda Science and Technology Company Limited (“Beijing Tuda”)	PRC	June 2, 2005	100%	Holder of internet content provider licenses

*	Formerly known as Duowan Entertainment Information Technology (Beijing) Company Limited.
**	Formerly known as Guangzhou Duowan Information Technology Company Limited.
***	Formerly known as Zhuhai Duowan Technology Company Limited.

2.	Summary of significant accounting policies

(a) Basis of presentation and use of estimates

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (continued)

(a) Basis of presentation and use of estimates (continued)

The preparation of condensed consolidated financial statements requires management to make estimates and assumptions that affect the recorded amounts reported therein. A change in facts or circumstances surrounding the estimate could result in a change to estimates and impact future operating results.

The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal year. The condensed consolidated balance sheet at December 31, 2011 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by accounting principles generally accepted in the United States of America. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2011.

(b) Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2840 on October 1, 2012 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(c) Statutory reserves

The Group did not make any appropriation to its general reserve fund, statutory surpluses fund, discretionary surplus fund, and the staff bonus and welfare fund for the nine months ended September 30, 2011 and 2012, respectively.

(d) Revenue

YY Music revenue

The Group creates and offers virtual itemsto be used by users on YY music channels, which the Group operates and maintains. The virtual items are offered free of charge or sold to users at different specified prices as pre-determined by the Company. YY Music revenue consists of sales of virtual items. Users purchase consumable virtual items from the Group and present them to performers to show support for their favorite performers or time-based virtual items, that provide users with recognized status, such as priority speaking rights or special symbols on the music channels for a specific period of time. In order to attract user traffic, the Group shares with certain popular performers and channel owners, who have entered into revenue sharing arrangements with the Group, a portion of the revenues the Group derives from such in-channel virtual item sales on YY music channels, which the Group accounts for as cost of revenue. Performers and channel owners, who do not have revenue sharing arrangements with the Group, are not entitled to share any revenue derived from the virtual items sold. All virtual items offered to users through Mobile YY operated by the Company are free of charge. The Group does not recognize any revenue from offering free virtual items nor share any revenue with performers or channel owners when free virtual items are presented to performers by the users. Accordingly, YY Music revenue is recognized for the sale of virtual items sold in YY Music channels immediately if the virtual item is a consumable or, in the case of time-based virtual items, recognized ratably over the period each virtual item is made available to the user, which does not exceed one year. The Group does not have further obligations to the user after the virtual items are consumed. Virtual items may be sold individually or bundled into one arrangement. When the

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (continued)

(d) Revenue (continued)

YY Music revenue (continued)

Group’s users purchase multiple virtual items bundled within the same arrangement, the Group evaluates such arrangements under ASC 605-25 Multiple-Element Arrangements. The Group identifies individual elements under the arrangement and determines if such elements meet the criteria to be accounted for as separate units of accounting. The Group allocates the arrangement consideration to the separate units of accounting based on their relative selling price. The following hierarchy has been followed when determining the relative selling price for each element: (1) vendor specific objective evidence (“VSOE”), (2) third party evidence (“TPE”), and (3) best estimate of selling price (“BESP”). Given that the VSOE of the selling price cannot be determined, the Group has adopted a policy to allocate the consideration of the whole arrangement to different virtual item elements based on the TPE of selling price or the BESP for each virtual item element. The Group determines the fair values of virtual items sold in a bundle based on similar products sold separately on the YY platform based on the TPE of the selling price and determines the fair values of virtual items without similar products sold separately on the YY platform based on the BESP. The BESP is generally based on the selling prices of the various elements of a similar nature when they are sold to users on a stand-alone basis. The BESP may also be based on an estimated stand-alone pricing when the element has not previously been sold on a standalone basis. These estimates are generally determined based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each virtual item element in accordance with the applicable revenue recognition method.

(e) Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of cost and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group has only one operating segment. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

(f) Recently Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, an accounting standard update which amended the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The Group adopted this standard effective January 1, 2012 with no material impact on the consolidated financial statements and disclosures.

In June 2011, the FASB issued an accounting standards update on the presentation of comprehensive income under which the option to present the components of other comprehensive income as part of the statement of shareholders’ equity has been eliminated. The Group adopted this standard effective January 1, 2012.

In September 2011, the FASB issued an amendment to the existing standard which provides entities with an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary. The Group adopted this standard effective January 1, 2012 with no material impact on the consolidated financial statements and disclosures.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (continued)

(f) Recently Accounting Pronouncements (continued)

In July 2012, the FASB issued an accounting standards update which allows an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test on indefinite-lived intangible assets other than goodwill. Under these amendments, an entity would not be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on qualitative assessment, that it is not more likely than not, the indefinite-lived intangible asset is impaired. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, early adoption is permitted. The adoption of ASU 2012-02 will not have an impact on its consolidated financial statements.

3.	Business acquisition

On March 12, 2012, the Group acquired a majority of the assets of an internet service company, which is in the business of operating an internet platform, for cash consideration of RMB11,722. As a result of the acquisition, the Group obtained the key intellectual property to develop and expand the platform of YY Client. The acquisition was recorded using the acquisition method of accounting and the allocation of the purchase price at the date of acquisition is as follows:

RMB
Property and equipment	128
Intangible assets
Technology	10,035
Software	660
Goodwill	899

Total	11,722

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The acquired goodwill is not deductible for tax purposes. Acquisition-related costs were immaterial and were included in general and administrative expenses for the nine months ended September 30, 2012.

Pro forma results of operations related to the acquisition have not been presented because they are not material to the Group’s consolidated statements of operations and comprehensive (loss) income for the nine months ended September 30, 2011 and 2012.

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2011 and September 30, 2012 primarily consist of the following currencies:

	December 31, 2011		September 30, 2012
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	108,775	108,775	306,835	306,835
US$	3,193	20,116	1,760	11,162

Total		128,891		317,997

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

5.	Accounts receivable, net

	December 31,	September 30,
	2011	2012
	RMB	RMB
Accounts receivable, gross	47,022	82,588
Less: allowance for doubtful receivables	—	(2,164)

Accounts receivable, net	47,022	80,424

The following table presents movement of the allowance for doubtful receivables:

	For the nine months ended September 30,
	2011	2012
	RMB	RMB
Balance at the beginning of the period	387	—
Additions charged to general and administrative expenses	—	3,332
Write-off during the period	—	(1,168)

Balance at the end of the period	387	2,164

6.	Investments

	December 31,	September 30,
	2011	2012
	RMB	RMB
Equity investments(Note i)	3,142	2,815
Cost investments (Note ii)	2,102	649

Total	5,244	3,464

(i)	On July 14, 2012, the Group disposed of its equity interest in Shenzhen Yingpeng to a related company, of which the Company’s Chairman is also the chairman of the related company, at fair value for cash consideration of RMB2,000.

(ii)	On February 2, 2012, the Group disposed of a cost investment to the Chairman of the Company at fair value for cash consideration of RMB1,000.

As of September 30, 2012, the Group’s cost investment represents an equity interest of 25% in a private company. As part of the share purchase agreement, the Group is entitled to receive an amount equal to 100% of its original investment in the event of liquidation in preference to other common shareholders. As a result, the investment is not an investment in common stock or in-substance common stock and precluded from applying the equity method of accounting. The Group accounted for the investment under the cost method. On September 10, 2012, the shareholders of the investment company resolved to liquidate the company and the liquidation procedures commenced thereafter. The board of directors of the Company considers that the financial impact to the Group would not be significant.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

7.	Property and equipment, net

Property and equipment consists of the following:

	December 31,	September 30,
	2011	2012
	RMB	RMB
Gross carrying amount
Servers, computers and equipment	61,595	95,863
Furniture, fixture and office equipment	5,440	8,840
Leasehold improvement	3,759	21,209
Motor vehicles	1,149	2,999
Construction in progress	400	594

Total	72,343	129,505
Less: accumulated depreciation	(18,761)	(38,155)

Property and equipment, net	53,582	91,350

Depreciation expenses for the nine months ended September 30, 2011 and 2012 were RMB8,265 and RMB19,407 respectively.

No impairment loss for property and equipment had been recognized for the nine months ended September 30, 2011 and 2012.

8.	Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,	September 30,
	2011	2012
	RMB	RMB
Gross carrying amount
Domain name	11,504	11,577
Technology	—	10,033
Software	1,601	3,064

Total of gross carrying amount	13,105	24,674
Less: accumulated amortization
Domain name	(1,389)	(1,996)
Technology	—	(1,170)
Software	(902)	(1,432)

Total of accumulated amortization	(2,291)	(4,598)

Intangible assets, net	10,814	20,076

Amortization expenses for the nine months ended September 30, 2011 and 2012 were RMB907 and RMB2,296, respectively.

No impairment loss for intangible assets had been recognized for the nine months ended September 30, 2011 and 2012.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

8.	Intangible assets, net (continued)

The estimated amortization expenses for each of the following five years as of September 30, 2012 are as follows:

Twelve months ended September 30,	Domain name	Software	Technology
	RMB	RMB	RMB
2013	791	771	2,006
2014	791	344	2,006
2015	776	277	2,006
2016	761	179	2,006
2017	761	61	837

The weighted average amortization periods of intangible assets as of December 31, 2011 and September 30, 2012 are as below:

	December 31,	September 30,
	2011	2012
Domain name	15 years	15 years
Technology	—	5 years
Software	5 years	4 years

9.	Deferred revenue

	December 31,	September 30,
	2011	2012
	RMB	RMB
Deferred revenue, current:
Online game	31,171	55,506
Membership subscription	9,142	43,271
YY music	—	15,850
Government grant	—	733
Others	44	26

Total current deferred revenue, net	40,357	115,386

Deferred revenue, non-current:
Membership subscription	448	1,748
Government grant	—	513

Total non-current deferred revenue, net	448	2,261

10.	Accrued liabilities and other current liabilities

	December 31,	September 30,
	2011	2012
	RMB	RMB
Accrued salaries and welfare	25,902	34,670
Accrued bandwidth costs	5,801	10,824
Accrued YY music activities costs	1,148	14,068
Business and other taxes payable	7,028	11,477
Deposits from advertising customers	6,250	3,250
Others	2,942	4,189

Total	49,071	78,478

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

11.	Cost of revenues

	For the nine months ended September 30,
	2011	2012
	RMB	RMB
Bandwidth costs	49,654	102,682
YY music activities costs	3,244	62,001
Salaries and welfare	25,205	32,702
Business tax and subcharges	10,768	21,456
Depreciation and amortization	7,918	17,634
Payment handling costs	6,717	16,035
Share-based compensation	12,773	6,315
Others	10,424	18,369

Total	126,703	277,194

12.	Income Tax

(i)	Cayman Islands (“Cayman”)

Under the current tax laws of Cayman Islands, the Company and its subsidiary are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	British Virgin Islands (“BVI”)

Duowan BVI is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

(iii)	Hong Kong profits tax

Entities incorporated in Hong Kong are subject to the Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the period. No Hong Kong profits tax has been provided as the Group’s subsidiary has no assessable profit arising in Hong Kong.

(iv)	PRC Enterprise Income Tax (“EIT”)

The Company’s subsidiaries and VIEs are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws and regulations in the PRC. All the PRC entities of the Group (including subsidiaries and VIEs) are subject to EIT at a rate of 25%. In 2011, Guangzhou Huaduo has been qualified as “High and New Technology Enterprise” (“HNTE”) under the EIT Law. Therefore, it is entitled to a preferential tax rate of 15% from 2011 to 2012 and will continue to enjoy the preferential tax rate, provided that it continues to be qualified as HNTE during such period.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”). Both Guangzhou Huaduo and Zhuhai Duowan are entitled to claim such Super Deduction in ascertaining their tax assessable profits for the nine months ended September 30, 2012.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

12.	Income Tax (continued)

(iv)	PRC Enterprise Income Tax (“EIT”) (continued)

capital gains) from sources in the PRC shall be subject to PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from Huanju Shidai and Guangzhou Huanju Shidai to Duowan BVI out of any profits of Huanju Shidai and its subsidiaries, and Guangzhou Huanju Shidai derived after January 1, 2008.

Up to September 30, 2012, the Group does not have any present plan to pay out the retained earnings in the subsidiaries and VIEs in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business. Accordingly, no such WHT had been accrued.

The current and deferred portions of income tax expenses included in the consolidated statements of operations and comprehensive (loss) income are as follows:

	For the nine months ended September 30,
	2011	2012
	RMB	RMB
Current income tax expenses	(9,121)	(36,486)
Deferred income tax benefits	3,859	16,552

Income tax expense for the period	(5,262)	(19,934)

The reconciliation of total income tax expenses computed by applying the respective statutory income tax rate to pre-tax (loss) income is as follows:

	For the nine months ended September 30,
	2011	2012
PRC statutory income tax rate	(25.0%)	(25.0%)
Effect of preferential tax rate	7.8%	10.5%
Effect of tax-exempt entities	(3.4%)	0.1%
Permanent differences*	25.6%	(17.9%)
Changes in valuation allowance	0.4%	(0.9%)
Effect of Super Deduction available to the Group	(2.5%)	6.9%
Adjustments of deferred tax for changes in tax rates	3.6%	—

Effective income tax rate	6.5%	(26.3%)

*	Permanent differences mainly arise from expenses not deductable for tax purposes including primarily share-based compensation costs and expenses incurred by the subsidiaries and VIEs.

13.	Common shares

Common Shares

The Company’s Memorandum and Articles of Association authorized the Company to issue 4,640,575,690 common shares at US$0.00001 par value as of September 30, 2012. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

As of September 30, 2012, there were 543,340,914 common shares outstanding.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

14.	Share-based compensation

(a)	Share option

i)	Pre-2009 Scheme Options

Grant of options

Before the adoption of the Employee Equity Incentive Scheme (the “2009 Incentive Scheme”), 12,705,700 and 8,499,050 share options were granted to employees through individually signed share option agreements, respectively to acquire common shares of Duowan BVI on a one-to-one basis on January 1, 2008 and 2009. In addition, on January 1, 2008, 3,832,290 share options were granted to one non-employee for the provision of consulting services to the Group (collectively defined as “Pre-2009 Scheme Options”).

Vesting of options

These Pre-2009 Scheme Options will vest over a four year service period, with 25% of the options vesting after the first anniversary of the vesting inception date and the remaining 75% in six equal installments over the following 36 months. The options may be exercised provided that both the service conditions and a performance condition are met. The performance condition is defined to be i) an initial public offering, ii) completion of a financing meeting certain criteria, iii) an internal reorganization, or iv) a voluntary winding up of Duowan BVI. The performance condition that is tied to completion of a financing fulfilling certain criteria was met in June 2008 or November 2009.

The following table summarizes the activities of the Pre-2009 Scheme Options for employees and non-employee for the nine months ended September 30, 2012:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)
Outstanding, December 31, 2011	17,889,535	0.0055	6.37	19,366
Forfeited	(19,110)	0.0067

Outstanding, September 30, 2012	17,870,425	0.0055	5.62	20,339

Vested and exercisable at September 30, 2012	16,846,189	0.0055	5.58	19,174
Expected to vest at September 30, 2012	1,022,448	0.0067	6.25	1,162

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company’s common shares as of September 30, 2012 and the exercise price.

The Binomial option pricing model is used to remeasure the fair values of the share options granted to the non-employee. The following table summarized the assumptions used to remeasure the fair value as of September 30, 2012:

As of September 30, 2012
Risk-free interest rate(1)	3.254%
Expected term(2)	5.25
Volatility rate(3)	56.13%
Dividend yield(4)	—

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield as at the valuation date.
(2)	The expected term is the remaining contractual life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation date.
(4)	The Company and Duowan BVI have no history or expectation of paying dividend on its common shares.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

14.	Share-based compensation (continued)

(a)	Share option (continued)

i)	Pre-2009 Scheme Options (continued)

Vesting of options (continued)

For the nine months ended September 30, 2011 and 2012, the Group recorded share-based compensation of RMB23,464 and RMB2,628, respectively, using the graded-vesting attribution method to the employees and a non-employee.

As of September 30, 2012, there was RMB436 unrecognized share-based compensation expense relating to Pre-2009 Scheme Options granted to employees. The expense is expected to be recognized over a weighted-average remaining vesting period of 0.25 years using the graded-vesting attribution method.

ii)	2009 Incentive Scheme Options

On January 1, 2010, the Board of Directors of Duowan BVI formally approved the 2009 Incentive Scheme dated on December 3, 2009, which permits the grant of share options and restricted shares of up to 120,020,001 shares, to any qualified persons, as determined by the Board of Directors of Duowan BVI. The contractual life of all options and restricted shares under the 2009 Incentive Scheme is ten years.

Up to the date of approval of these financial statements, no options had been granted under the 2009 Incentive Scheme by Duowan BVI or the Company.

(b)	Restricted shares

Since January 1, 2010, Duowan BVI granted 61,250,677 restricted shares to employees and 100,000 restricted shares to a non-employee pursuant to the 2009 Incentive Scheme.

Vesting of restricted shares

The restricted shares have a vesting condition and will vest 50% after 24 months of grant and the remaining 50% will vest in two equal installments over the next 24 months. Under the restricted shares agreement, no shares may be sold or transferred prior to the occurrence of an exit event, as defined in the respective restricted share agreements as: i) a listing on any recognized stock exchange, ii) a sale by Duowan BVI of all or substantially all of its assets, iii) a sale of all of the issued capital of Duowan BVI, or iv) passing for court order of winding up of Duowan BVI.

If the employee terminates employment, the service vested portion of the restricted shares may be subject to:

(i) repurchase (subject to Company’s sole discretion) by Duowan BVI at fair value of common shares of Duowan BVI which is assessed by an independent valuation company; or

(ii) be held by a person who is an existing employee of the Group and is designated by the leaving restricted share holder according to a properly signed escrow agreement to hold such shares for and on his/her behalf. If the leaving employee fails to deliver a properly signed agreement to Duowan BVI within 30 days from receipt of the notification from Duowan BVI, such service vested shares shall automatically lapse and expire.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

14.	Share-based compensation (continued)

(b)	Restricted shares (continued)

Vesting of restricted shares (continued)

The following table summarizes the restricted shares activities for the nine months ended September 30, 2012:

	Number of restricted shares	Weighted average grant-date fair value (US$)
Outstanding, December 31, 2011	43,285,101	0.4885
Forfeited	(3,606,080)	0.4862
Vested	(10,919,318)	0.4447

Outstanding, September 30, 2012	28,759,703	0.5054

Expected to vest at September 30, 2012	26,895,424	0.5082

For the nine months ended September 30, 2011 and 2012, the Company recorded share-based compensation of RMB43,739 and RMB29,141, respectively, using the graded-vesting attribution method.

As of September 30, 2012, total unrecognized compensation expense relating to the restricted shares was RMB 28,060. The expense is expected to be recognized over a weighted average period of 1.43 years using the graded-vesting attribution method.

(c)	Share-based awards granted to CEO and Chairman of the Company

On February 23, 2010, the CEO and the Chairman of the Company, also directors and shareholders were granted 13,369,813 and 29,678,483 restricted shares, respectively. The Chairman’s shares have a service condition that vest over a four year period (50% after the second anniversary and 25% each year thereafter). Both the CEO’s and the Chairman’s shares are subject to a performance condition which relates to the number of peak concurrent users on the YY Client. Such performance condition was met as at December 31, 2010.

Pursuant to the provisions stipulated in the grant document relating to these restricted shares grant, upon the occurrence of an Acceleration Event, the restricted shares granted to the Chairman would become fully vested. An “Accelerated Event” is defined as (i) a Listing, (ii) a sale of all or substantially all of the issued share capital of Duowan BVI, (iii) a sale by Duowan BVI of all or substantially all of its assets, (iv) the passing of an effective resolution or the making of an order of a competent court for the winding up of Duowan BVI.

The following table summarizes the restricted shares activities for the nine months ended September 30, 2012:

	Number of restricted shares	Weighted average grant-date fair value (US$)
Outstanding, December 31, 2011	29,678,483	0.1875
Vested	(14,839,242)	0.1875

Outstanding, September 30, 2012	14,839,241	0.1875

The total fair value of restricted shares vested for the nine months ended September 30, 2011 and 2012 amounted to Nil and RMB17,515, respectively.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

14.	Share-based compensation (continued)

(c)	Share-based awards granted to CEO and Chairman of the Company (continued)

Share-based compensation expenses related to the awards granted to the Chairman of RMB10,673 and RMB5,302 were recognized in general and administrative expenses in the consolidated statements of operations and comprehensive (loss) income for the nine months ended September 30, 2011 and 2012, respectively.

As of September 30, 2012, there was RMB4,348 of total unrecognized compensation cost and expense related to the restricted shares, which is expected to be recognized over a weighted average period of 1.13 years using the graded-vesting attribution method.

In September 2011, the Company assumed all the rights and obligations of Duowan BVI with respect to all of the share-based awards granted by Duowan BVI, as well as their relevant award agreements.

(d)	Restricted Share Units

On September 16, 2011, the Board of the Directors of the Company approved the 2011 Share Incentive Plan, which permits the grant of share options, restricted shares and restricted share units of up to 43,000,000 shares, to any qualified persons, as determined by the Board of the Directors of the Company. On the same date, the Company granted 9,097,000 restricted share units to employees pursuant to the 2011 Share Incentive Plan, that are subject to vesting over a four to five years period.

For the nine months ended September 30, 2012, 15,600,221 restricted share units were granted to the Group’s employees, that are subject to vesting over a two to four years period. No restricted share units were granted to non-employees.

The following table summarizes the restricted share units’ activities for the nine months ended September 30, 2012:

	Number of restricted shares	Weighted average grant-date fair value (US$)
Outstanding, December 31, 2011	8,996,300	1.0630
Granted	15,600,221	1.1136
Forfeited	(492,900)	1.0833

Outstanding, September 30, 2012	24,103,621	1.0953

Expected to vest at September 30, 2012	23,513,471	1.0952

For the nine months ended September 30, 2011 and 2012, the Company recorded share-based compensation of RMB4,243 and RMB 37,678 respectively, using the graded-vesting attribution method.

As of September 30, 2012, total unrecognized compensation expense relating to the restricted share units was RMB 118,421. The expense is expected to be recognized over a weighted average period of 2.22 years using the graded-vesting attribution method.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

14.	Share-based compensation (continued)

(e)	Movements of the equity-classified and liability-classified awards

The table below shows details of the movement of various equity-classified and liability-classified awards granted by the Company to its employees and non-employees for the nine months ended September 30, 2011 and 2012:

	Equity-classified Awards (RMB)						Liability-classified Awards (RMB)
	Pre-2009 Scheme options	2009 Incentive Scheme – restricted shares	2011 Incentive Scheme – restricted share units	Share-based awards to CEO and Chairman	Awards to NeoTasks Founders	Sub-total	Pre-2009 Scheme options	Awards to NeoTasks Founders	Sub-total	Total
Balance as of January 1, 2011	—	24,525	—	30,808	—	55,333	109,035	94,089	203,124	258,457
Share-based compensation expenses	—	43,739	4,243	10,673	—	58,655	23,464	24,367	47,831	106,486
Exercised/Repurchased	—	—	—	—	—	—	(11,701)	—	(11,701)	(11,701)
Reclassification
—From liability-awards to common share*	—	—	—	—	—	—	—	(57,692)	(57,692)	(57,692)
—From liability-awards to equity awards **	116,328	—	—	—	57,602	173,930	(116,328)	(57,602)	(173,930)	—
Foreign currency translation adjustment	—	—	—	—	—	—	(4,470)	(3,162)	(7,632)	(7,632)

Balance as of September 30, 2011	116,328	68,264	4,243	41,481	57,602	287,918	—	—	—	287,918

Balance as of January 1, 2012	118,547	82,330	9,644	44,951	60,961	316,433	—	—	—	316,433
Share-based compensation expense	2,628	29,141	37,678	5,302	—	74,749	—	—	—	74,749

Balance as of September 30, 2012	121,175	111,471	47,322	50,253	60,961	391,182	—	—	—	391,182

*	For the nine months ended September 30, 2011, the restricted shares to NeoTasks founders were held by NeoTasks Founders for more than six months, therefore, the related awards amounting to RMB57,692 were reclassified back to common share respectively.
**	The share options and the restricted shares to NeoTasks founders were reclassified from liability-classified awards to equity-classified awards in September 2011, accordingly.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

15.	Basic and diluted net loss per share

Basic and diluted net loss per share for the nine months ended September 30, 2011 and 2012 are calculated as follows:

	For the nine months ended September 30,
	2011	2012
	RMB	RMB
Numerator:
Net (loss) income attributable to the Company	(87,181)	55,950
Accretion to convertible redeemable preferred shares redemption value	(200,742)	(115,013)
Allocation of net income to participating preferred shareholders	—	—

Numerator of basic net loss per share	(287,923)	(59,063)
Dilutive effect of preferred shares	—	—

Numerator for diluted loss per share	(287,923)	(59,063)

Denominator:
Denominator for basic and diluted net loss per share-weighted average shares outstanding	477,970,805	542,521,102

Basic net loss per share	(0.60)	(0.11)
Diluted net loss per share	(0.60)	(0.11)

The Company’s preferred shares are participating securities and as such would be included in the calculation of basic earnings per share under the two-class method. According to the contractual terms of the preferred shares, the preferred shares do not have a contractual obligation to share in the losses of the Company. Therefore no loss was allocated to the preferred shares in the computation of basic loss per share for the nine months ended September 30, 2011 and 2012.

The preferred shares, share-based awards for former NeoTasks employees, share-based awards granted to the CEO and Chairman, share options, restricted shares, restricted share units and warrants to an independent institutional investor were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an anti-dilutive effect. The following table summarizes information regarding weighted average of common shares equivalents which were excluded from the computation of diluted net loss per common share:

	For the nine months ended September 30,
	2011	2012
Preferred shares-weighted average	359,424,310	359,424,310
Share-based awards for former NeoTasks employees—weighted average	8,957,690	—
Share-based awards granted to the CEO and Chairman—weighted average	29,678,483	17,763,764
Share options-weighted average	18,690,489	17,878,446
Restricted shares-weighted average	57,285,053	39,264,725
Restricted share units-weighted average	466,513	15,751,288
Warrants to an independent institutional investor-weighted average	16,859,483	—

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

16.	Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group
Zhuhai Daren Computer Technology Company Limited (“Zhuhai Daren”)	Equity Investment
Guangzhou Shanghang Information Technical Co., Ltd. (“Shanghang”)	Significant influence exercised by the Chairman as a key shareholder
Zhuhai Lequ Technology Co., Ltd. (“Zhuhai Lequ”)	Equity Investment
Xiaomi Corporation (“Xiaomi”)	Significant influence exercised by the Chairman as a Chairman

During the nine months ended September 30, 2011 and 2012, significant related party transactions were as follows:

	For the nine months ended September 30,
	2011	2012
	RMB	RMB
Online game revenue sharing from Zhuhai Daren	3,481	5,032
Membership subscription fee revenue from Xiaomi	—	227
Bandwidth service provided by Shanghang	16,041	8,875
Interest-free loan to Zhuhai Daren	500	—
Repayment of interest-free loan from Zhuhai Daren	—	1,000
Interest-free loan to Zhuhai Lequ	—	1,200
Repayment of interest-free loan from Zhuhai Lequ	—	500
Disposal of a cost investment to the Chairman and Co-founder, who is also a director of the Company	—	1,000
Disposal of an equity investment to Xiaomi	—	2,000

As of December 31, 2011 and September 30, 2012, the amounts due from/to related parties were as follows:

	December 31,	September 30,
	2011	2012
	RMB	RMB
Amounts due from related parties
Accounts receivable from Xiaomi	—	75
Other receivable from Xiaomi	—	2,000
Other receivable from Zhuhai Daren	2,000	1,000
Other receivable from Zhuhai Lequ	—	1,073

Total	2,000	4,148

Amounts due to related parties
Accounts payable to Zhuhai Daren	793	1,025
Other payable to Shanghang	77	187

Total	870	1,212

The amounts due from/to related parties are unsecured, interest-free and payable on demand.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

17.	Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of September 30, 2012.

The Group’s financial instruments consist principally of cash, short-term deposits, accounts receivable, amounts due to/from related parties, accounts payable and certain accrued expenses. The recorded values of cash, accounts receivable, amounts due to/from related parties, accounts payable and certain accrued expenses are recorded at cost which approximates fair value.

18.	Commitments and contingencies

(a) Operating lease commitments

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

18.	Commitments and contingencies (continued)

(a) Operating lease commitments (continued)

Total office rental expenses under all operating leases were RMB4,755 and RMB11,193 for the nine months ended September 30, 2011 and 2012, respectively.

As of September 30, 2012, future minimum payments under non-cancellable operating leases consist of the following:

Twelve months ended September 30,	Office rental
RMB
2013	16,639
2014	17,435
2015	12,376
2016 and thereafter	2,389

Total	48,839

(b) Capital commitments

As of September 30, 2012, total capital commitments for leasehold improvement, which was contracted but not yet reflected in the financial statements, amounted to RMB983.

(c) Litigation

The Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results of operations, or cash flows. The Group did not record any legal contingency accruals as of September 30, 2012.

19.	Subsequent events

The Group evaluated subsequent events through November 7, 2012, which was the date these financial statements were issued.

(a) In October 2012, the shareholders of the Company approved that the authorized share capital of the Company shall be increased to 10,000,000,000 Class A common shares of a par value of $0.00001 each and 1,000,000,000 Class B common shares of a par value of $0.00001 each upon completion of the Proposed IPO,

(b) In October 2012, the board of directors of the Company resolved that the maximum aggregate number of Class A common shares which may be issued pursuant to all awards under the 2011 Incentive Scheme shall be 43,000,000 plus an annual increase of 20,000,000 on the first day of each fiscal year, beginning from 2013, or such lesser amount of Class A common shares as determined by the board of directors of the Company.

(c) On October 31, 2012, Mr. Tony Bin Zhao, Chief Technology Officer, Mr. Jin Cao, General Manager of the Website Department and Mr. Rongjie Dong, General Manager of Games Department, converted 5,068,000 vested restricted shares into common shares.

20.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIEs incorporated in the

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Restricted net assets (continued)

PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB151,096 and RMB 252,464 as of December 31, 2011 and September 30, 2012, respectively, as calculated under US GAAP. There are no differences between the US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIEs to satisfy any obligations of the Company.

21.	Unaudited pro forma balance sheet and earnings per share for conversion of preferred shares

Upon completion of the Proposed IPO, the Group will have a dual class common share structure. The Group’s common shares will be divided into Class A common shares and Class B common shares. Holders of Class A common shares and Class B common shares have the same rights, except for voting rights and conversion rights. Holders of Class A common shares are entitled to one vote per share in all shareholders’ meetings, while holders of Class B common shares are entitled to ten votes per share. Each Class B common share is convertible into one Class A common share at any time at the discretion of the Class B shareholders thereof, while Class A common shares are not convertible into Class B common shares under any circumstances.

All outstanding common shares as of the Reference Date will be re-designated as, and all outstanding Preferred Shares as of the Reference Date will be automatically converted into Class B common shares immediately upon the completion of the Proposed IPO.

The unaudited pro forma balance sheet as of September 30, 2012 assumes the Proposed IPO has occurred and presents an adjusted financial position as if the re-classification of all outstanding common shares and the conversion of all outstanding Preferred Shares into Class B common shares occurred on September 30, 2012. Accordingly, the carrying value of the Preferred Shares, in the amount of RMB2,595,947, was reclassified from Preferred Shares to Class B common shares and additional paid in capital for such pro forma presentation.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

21.	Unaudited pro forma balance sheet and earnings per share for conversion of preferred shares (continued)

The unaudited pro forma loss per share for the nine months ended September 30, 2012 after giving effect to the re-designation of all outstanding common shares and conversion of all outstanding Preferred Shares into Class B common shares as if the conversion occurred at January 1, 2012, respectively was as follows:

For the nine months ended September 30, 2012
RMB
Numerator:
Net loss attributable to common shareholders	(59,063)
Pro forma effect of conversion of Preferred Shares	115,013

Pro forma net income attributable to Class A and Class B common shareholders—Basic and diluted	55,950

Denominator:
Denominator for basic calculation—weighted average number of common shares outstanding	542,521,102
Pro forma effect of conversion of Preferred Shares	359,424,310

Denominator for pro forma basic calculation	901,945,412

Dilutive effect of share options	17,787,470
Dilutive effect of restricted shares	32,632,106
Dilutive effect of restricted share units	3,500,939
Dilutive effect of share-based awards granted to CEO and Chairman	16,836,846

Denominator of pro-forma diluted calculation	972,702,773

Pro forma basic net income per share attributable to Class A and Class B common shareholders	0.0620
Pro forma diluted net income per share attributable to Class A and Class B common shareholders	0.0575

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our second amended and restated memorandum and articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their fraud or dishonesty.

Pursuant to the form of indemnification agreements filed as Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we issued (including options and warrants to acquire its common shares), which were outstanding prior to the share exchange between Duowan Entertainment Corp. and YY Inc. on September 6, 2011. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. On September 6, 2011, YY Inc. entered into a share exchange agreement with the then shareholders of Duowan Entertainment Corp., under the terms of which YY Inc. issued one preferred or common share in exchange for each preferred or common share that the shareholders held in Duowan Entertainment Corp. As a result of the share exchange, YY Inc. became our ultimate holding company.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration	Underwriting Discount and Commission
An executive officer and employees	January 1, 2009	Options to purchase 17,345 common shares(1)	Past and future services	Not applicable

Tony Bin Zhao	July 1, 2009	2,554,401 restricted shares	Past and future services	Not applicable

Jin Cao	July 1, 2009	1,702,934 restricted shares	Past and future services	Not applicable

Granite Global Ventures III L.P.	December 3, 2009	21,755 series C-1 preferred shares(1)	US$852,796	Not applicable

Granite Global Ventures III L.P.	December 3, 2009	140,571 series C-2 preferred shares(1)	US$6,887,979	Not applicable

GGV III Entrepreneurs Fund L.P.	December 3, 2009	354 C-1 preferred shares(1)	US$13,867.80	Not applicable

GGV III Entrepreneurs Fund L.P.	December 3, 2009	2,286 series C-2 preferred shares(1)	US$112,014	Not applicable

Steamboat Ventures Asia, L.P.	December 3, 2009	7,896 C-1 preferred shares(1)	US$309,523.20	Not applicable

Steamboat Ventures Asia, L.P.	December 3, 2009	51,020 series C-2 preferred shares(1)	US$2,499,980	Not applicable

Morningside China TMT Fund I, L.P.	December 3, 2009	3,158 C-1 preferred shares(1)	US$123,793.60	Not applicable

Morningside China TMT Fund I, L.P.	December 3, 2009	20,408 series C-2 preferred shares(1)	US$999,992	Not applicable

An executive officer and employees	January 1, 2010	23,686,542 restricted shares	Past and future services	Not applicable

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration	Underwriting Discount and Commission
An employee	April 1, 2010	2,000,000 restricted shares	Past and future services	Not applicable

Employees	July 1, 2010	20,060,000 restricted shares	Past and future services	Not applicable

David Xueling Li	July 9, 2010	13,369,813 common shares	Agreeing to enter into an employment agreement and a restricted share agreement with Duowan Entertainment Corp.	Not applicable

Jun Lei	July 9, 2010	29,678,483 common shares	Agreeing to enter into an employment agreement and a restricted share agreement with Duowan Entertainment Corp.	Not applicable

Tony Bin Zhao	August 13, 2010	17,768,380 common shares upon exercise of the warrant	None	Not applicable

Jin Cao	August 13, 2010	7,928,690 common shares upon exercise of the warrant	None	Not applicable

An employee	October 1, 2010	500,000 restricted shares	Past and future services	Not applicable

Executive officers and employees/consultant	January 1, 2011	10,846,800 restricted shares	Past and future services	Not applicable

Tiger Global Six YY Holdings	January 21, 2011	25,570,216 common shares	US$25,000,000	Not applicable

Tiger Global Six YY Holdings	January 21, 2011	Warrant to purchase 25,570,216 common shares	None	Not applicable

Tiger Global Six YY Holdings	February 11, 2011	25,570,216 common shares	US$25,000,000	Not applicable

Tiger Global Six YY Holdings	July 29, 2011	25,570,216 common shares upon exercise of the warrant	US$25,000,000	Not applicable

An executive officer and employees	September 16, 2011	9,097,000 restricted share units	Past and future services	Not applicable

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration	Underwriting Discount and Commission
Employees	January 1, 2012	1,668,000 restricted share units	Past and future services	Not applicable

An executive officer and employees	March 31, 2012	6,597,921 restricted share units	Past and future services	Not applicable

Employees	July 15, 2012	533,000 restricted share units	Past and future services	Not applicable

Employees	September 1, 2012	6,151,300 restricted share units	Past and future services	Not applicable

Employees	September 30, 2012	650,000 restricted share units	Past and future services	Not applicable

(1)	The number of the securities is presented to give retroactive effect to a 1:490 share split effected by Duowan Entertainment Corp. on July 9, 2010.

(2)	Apart from the warrant to purchase 36,562 common shares in Duowan Entertainment Corp., Duowan Entertainment Corp. also paid Mr. Tony Bin Zhao RMB0.8 million in exchange for Mr. Zhao’s termination of the option to purchase 5,553,000 common shares in NeoTasks Inc.

(3)	Apart from the warrant to purchase 18,281 common shares in Duowan Entertainment Corp., Duowan Entertainment Corp. also paid Mr. Jin Cao RMB0.4 million in exchange for Mr. Cao’s termination of the option to purchase 2,777,000 common shares in NeoTasks Inc.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-9 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangzhou, China, on November 16, 2012.

YY INC.

By:	/S/ DAVID XUELING LI
Name: David Xueling Li
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David Xueling Li David Xueling Li	Chief Executive Officer and Director (principal executive officer)	November 16, 2012

/s/ Eric He Eric He	Chief Financial Officer (principal financial and principal accounting officer)	November 16, 2012

* Jun Lei	Chairman of the Board of Directors	November 16, 2012

* Qin Liu	Director	November 16, 2012

* Alexander Barrett Hartigan	Director	November 16, 2012

* Jenny Hong Wei Lee	Director	November 16, 2012

* Tony Bin Zhao	Director	November 16, 2012

*By:	/S/ DAVID XUELING LI
Name: David Xueling Li
Attorney-in-fact

*By:	/S/ ERIC HE
Name: Eric He
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of YY Inc. has signed this registration statement or amendment thereto in New York on November 16, 2012.

Authorized U.S. Representative

By:	/S/ DIANA ARIAS
Name: Diana Arias
Title: Senior Managing Officer
Law Debenture Corporate Services Inc.

YY INC.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement.

3.1†	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect.

3.2	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the completion of this offering.

4.1†	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3).

4.2†	Registrant’s Specimen Certificate for Class A Common Shares.

4.3†	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts.

4.4†	Investors’ Rights Agreement dated September 6, 2011 among the Registrant, its common shareholders, preferred shareholders and several other parties named therein.

4.5†	Right of First Refusal and Co-Sale Agreement dated September 6, 2011 among the Registrant, its common shareholders, preferred shareholders and several other parties named therein.

4.6†	Share Exchange Agreement dated September 6, 2011, relating to Duowan Entertainment Corp.

5.1†	Opinion of Conyers Dill & Pearman regarding the validity of the Class A common shares being registered.

8.1†	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1).

8.2†	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. tax matters.

8.3†	Opinion of Zhong Lun Law Firm regarding certain PRC tax matters.

10.1†	2009 Employee Equity Incentive Scheme of the Registrant, as amended and restated.

10.2†	2011 Share Incentive Plan and Amendment No. 1 to the 2011 Share Incentive Plan of the Registrant.

10.3†	Form of Indemnification Agreement with the Registrant’s directors and officers.

10.4†	Form of Employment Agreement between the Registrant and an executive officer of the Registrant.

10.5†	English translation of Exclusive Business Cooperation Agreement dated August 12, 2008 between Huanju Shidai (formerly known as Duowan Entertainment Information Technology (Beijing) Company Limited) and Guangzhou Huaduo.

10.6†	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Guangzhou Huaduo.

10.7†	English translation of Confirmation Letter dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Guangzhou Huaduo.

10.8†	English translation of Exclusive Technology Support and Technology Services Agreement dated August 12, 2008 between Huanju Shidai and Guangzhou Huaduo.

Exhibit Number	Description of Document

10.9†	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Guangzhou Huaduo.

10.10†	English translation of Confirmation letter dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Guangzhou Huaduo.

10.11†	English translation of Powers of Attorney dated September 16, 2011 issued to Huanju Shidai by each of the shareholders of Guangzhou Huaduo.

10.12†	English translation of Exclusive Option Agreements dated September 16, 2011 among Huanju Shidai, Guangzhou Huaduo and each of the shareholders of Guangzhou Huaduo.

10.13†	English translation of Equity Interest Pledge Agreements dated September 16, 2011 between Huanju Shidai and each of the shareholders of Guangzhou Huaduo.

10.14†	English translation of Consent Letter dated November 10, 2011 issued by the shareholders of Guangzhou Huaduo.

10.15†	English translation of Exclusive Business Cooperation Agreement dated December 3, 2009 between Huanju Shidai and Beijing Tuda.

10.16†	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Beijing Tuda.

10.17†	English translation of Confirmation Letter dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Beijing Tuda.

10.18†	English translation of Exclusive Technology Support and Technology Services Agreement dated December 3, 2009 between Huanju Shidai and Beijing Tuda.

10.19†	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Beijing Tuda.

10.20†	English translation of Confirmation Letter dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Beijing Tuda.

10.21†	English translation of Powers of Attorney dated May 27, 2011 issued to Huanju Shidai by each of the shareholders of Beijing Tuda.

10.22†	English translation of Exclusive Option Agreements dated May 27, 2011 among Huanju Shidai, Beijing Tuda and each of the shareholders of Beijing Tuda.

10.23†	English translation of Equity Interest Pledge Agreements dated July 1, 2011 between Huanju Shidai and each of the shareholders of Beijing Tuda.

10.24†	English translation of Consent Letter dated November 10, 2011 issued by the shareholders of Beijing Tuda.

10.25*†	English translation of the Joint Operation Agreement dated July 1, 2011 between the Zhuhai branch of Guangzhou Huaduo and Shenzhen 7Road Technology Co., Ltd.

21.1†	Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm.

23.2†	Consent of Conyers Dill & Pearman (included in exhibit 5.1).

23.3†	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in exhibit 8.2).

Exhibit Number	Description of Document

23.4†	Consent of Zhong Lun Law Firm (included in exhibit 99.2).

23.5†	Consent of iResearch Consulting Group.

23.6†	Consent of Data Center of China Internet.

23.7†	Consent of Peng T. Ong.

23.8†	Consent of Peter Andrew Schloss.

24.1†	Powers of Attorney (included on signature page).

99.1†	Code of Business Conduct and Ethics of the Registrant.

99.2†	Opinion of Zhong Lun Law Firm regarding certain PRC law matters.

99.3†	Revised Draft Registration Statement on Form F-1, dated July 13, 2012.

99.4†	Revised Draft Registration Statement on Form F-1, dated August 27, 2012.

99.5†	Revised Draft Registration Statement on Form F-1, dated September 21, 2012.

†	Previously filed.
*	Confidential treatment requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted and filed separately with the Commission.